The things that make us different

ST.GEORGE BANK CONCISE ANNUAL REPORT 2005

st.george

St.George is Australia's fifth largest bank and one of the top 15 publicly listed companies in Australia.

Our range of financial services includes retail banking, institutional and business banking, and wealth management.

St.George is driving a simple organic growth strategy.
We believe that through engaged staff, delivering great customer service we will continue to deliver superior earnings performance in the future.

INFORMATION FOR SHAREHOLDERS
The Annual General Meeting will be held at the Tumbalong Auditorium (Level 2), Sydney Convention and Exhibition Centre South, Darling Harbour on Friday, 16 December 2005 at 10am (Sydney time).

REVENUE GROWTH



$2.78b
$ BILLION
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.92
2.17
2.36
2.57
01
02
03
04
05
Year ended 30 September
(Before significant items)

We continue our pattern of high single digit percentage revenue growth.

St.George Bank Limited
ABN 92 055 513 070 AFSL 240997

www.stgeorge.com.au

...are the quality of our results

EXPENSE TO INCOME


45.5%
53.6
52.4
49.6
47.5
01 02 03 04 05

Year ended 30 September
(Before significant items and goodwill amortisation)

Our expenses relative to our income are lower than our major competitors

DIVIDENDS PER SHARE


137c
CENTS
150
125
100
75
50
25
0
65
80
95
122
01 02 03 04 05

Year ended 30 September

Our dividends continue to rise – more than doubling since 2001

EARNINGS PER SHARE


180c
CENTS
200
150
100
50
0
102
125
142
161
01 02 03 04 05

Year ended 30 September
(Before significant items and goodwill amortisation)

Our earnings are consistently strong

CONTENTS



Another strong result throughout the Group, with increased dividends. **We will again target double-digit earnings per share growth** for the next two years.



We have developed a simple formula for success that is delivering superior shareholder value. The Group is characterised by a warm and friendly culture and genuine care for our customers.


Good things come in threes

We like to do things differently. We recruit talented people, we are flexible in the way we do business and we care about our community. Our satisfied customers are our best advocates.




St.George Bank
St.George Bank Deposit received to 'Joint account' for $125.00
Current bal $4,108.90
Available bal $4,108.90
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... and the way we do business.

We like to keep things simple. First and foremost we are committed to providing excellence in service. That's why we are different.



The frontline people serving our customers are the "face of St.George" and we ensure that these people are well prepared for their roles and enjoy their work.



St.George has a long history of involvement in local communities throughout Australia. **The St.George Foundation has given millions of dollars to hundreds of charities** and the Bank continues an extensive community sponsorship program.



Net profit after tax was up by 15.5 per cent to $828 million. The Group has been consistently delivering double-digit earnings per share growth for the past five years.



"In my first year as Chairman, I am very pleased to announce another great year for St.George. I am confident that we will continue to deliver excellent results." JOHN THAME

ST.GEORGE HAS ACHIEVED ANOTHER STRONG RESULT FOR THE FINANCIAL YEAR TO 30 SEPTEMBER 2005. IT IS OUR FIFTH CONSECUTIVE YEAR OF DELIVERING DOUBLE-DIGIT EARNINGS PER SHARE GROWTH.

Net profit after tax, after preference dividends and significant items, was up by a very strong 15.5 per cent to $828 million from $717 million. Earnings per share, before goodwill amortisation and significant items, grew by 12.1 per cent, up from our initial target of 10 per cent.

This year's result was again driven by a continued growth in lending volumes and deposits, underpinned by effective cost management in a highly competitive market. Importantly, the Group's credit quality remains excellent, supported by a well-implemented credit management strategy.

The Directors were pleased to declare a fully-franked final dividend of 70 cents per share. The total dividend for the full year increased by 12.3 per cent to $1.37. This continues the trend of rewarding our shareholders in line with the earnings growth of the Group, with the dividend increasing by over 110 per cent since 2001. The Dividend Reinvestment Plan will operate for the 2005 final dividend.

CAPITAL MANAGEMENT

During the year, the Group undertook various capital management initiatives.

- Completion of three securitisations of residential loan receivables through the *Crusade Securitisation Program* totalling $5.6 billion.
- 5.4 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $135 million of capital.
- Completion of a €250 million subordinated note issue in March 2005 that qualifies as Tier 2 capital for capital adequacy purposes.

To optimise the level and mix of the Group's capital base to support its growth and to reduce its overall funding costs, St.George intends to exercise its right to convert the $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006 and issue $300 million of a new Tier 1 capital instrument. St.George is still finalising the details associated with the issue of the new Tier 1 capital instrument including form and timing. St.George is also presently considering undertaking a share buy-back in the March 2006 quarter.

TAXATION ISSUES

In 2001, St.George granted Sell Back Rights to effect an off-market buy-back of the Bank's shares. Subsequently, the Australian Taxation Office (ATO) ruled that shareholders who received the rights would be liable for income tax on their market value.

St.George undertook litigation on behalf of shareholders and in April 2004 the Federal Court held that the shareholders should not be taxed on the value of the rights when they were granted. The Full Federal Court in August 2005 upheld the decision. In September 2005, the ATO sought leave to appeal the decision in the High Court of Australia. We will keep shareholders fully informed of developments as they occur.

Separately, the ATO in April 2005 issued amended assessments to the Bank totalling $137 million relating to interest deductions claimed between 1998 and 2003 in respect of the Group's issue of Depositary Capital Securities (DCS).

The Group received advice from independent senior counsel on this matter. The Bank strongly disagrees with the ATO's position and will contest these assessments vigorously. Accordingly, no amounts claimed have been charged to the Bank's Statement of Financial Performance. St.George has discussed and agreed this treatment with its auditors, KPMG. Resolution is likely to take some years and St.George intends to pursue all necessary avenues of objection and appeal.

INTERNATIONAL ACCOUNTING STANDARDS AND BASEL II

The Group is well prepared for the implementation of International Financial Reporting Standards (IFRS) from October 2005.

The new reporting standards will impact reported profits and the statement of financial position. Key changes include ceasing to amortise goodwill, bringing $13.6 billion of securitised loans back on to the Statement of Financial Position and recognising an expense in respect of the Bank's employee share and option plans. Certain hybrid equity instruments will be reclassified from equity to debt. The dividends payable on these instruments will be classified as an interest expense. All derivatives will be carried at fair value, which may result in volatility in the Statement of Financial Performance. Further information on the impact of IFRS on St.George is contained in Note 9 to the Concise Financial Statements.

Enhancement of the Group's risk management framework continues with the implementation of the Basel II advanced approaches for credit and operational risk. The Bank's objective is to implement the advanced approach for credit risk by January 2008 and operational risk by January 2009, subject to the regulator's accreditation.

OUTLOOK

During 2005, there was a continuation of sustained growth in the Australian economy. As expected, the growth in residential lending moderated. Business lending and investment remained strong with interest rates relatively stable. These trends are expected to continue.

Given the continuation of a reasonably robust economic environment, St.George is targeting 10 per cent Earnings per Share (EPS) growth for both 2006 and 2007. These targets have been determined in accordance with existing accounting requirements and do not reflect International Accounting Standards impacts.

BOARD AND THANKS

This year has seen significant changes to the Board, with Mr Frank Conroy leaving after eight years as Chairman. I would like to thank Mr Conroy for his significant contribution.

At the AGM in December 2004, Mr Terry Davis was elected to the Board. Mr Davis is currently CEO and Managing Director of Coca-Cola Amatil, and has previously worked for the Foster's Group in various positions including Managing Director of Beringer Blass Wine Estates.

At the AGM on 16 December 2005, Mr Len Bleasel AM will retire from the Board. Mr Bleasel has been a Director since May 1993 and has served the shareholders conscientiously during this time. His skills and good humour will be missed and the Board wishes him well.

Finally, on behalf of the Directors, I wish to recognise the contribution of Mrs Gail Kelly, her senior management team and all St.George staff for an excellent result. I also extend my thanks to the Bank's shareholders for welcoming me to my role as Chairman this year.



JOHN M THAME
Chairman

"Our on-going focus on providing great customer service through fully engaged people continues to deliver superior shareholder returns – that's what makes us different." GAIL KELLY





IT IS PLEASING TO REPORT ANOTHER EXCELLENT RESULT FOR THE ST.GEORGE GROUP WITH PROFITS INCREASING BY 15.5 PER CENT TO $828 MILLION BEFORE SIGNIFICANT ITEMS.

Since 2001, we have seen our profits more than double from $376 million to this year's $828 million before significant items. At the same time, our dividends have increased by over 110 per cent, from 65 cents to $1.37 per annum which is a very pleasing outcome.

In this financial year, earnings per share (before significant items and goodwill amortisation) increased by 12.1 per cent — a strong result relative to the others in the financial services industry. Our return on equity is a highlight at 22.6 per cent and is well above the average of the four major Australian banks.

As a result of our continued investment, we are well positioned to continue to deliver superior shareholder returns.

KEY HIGHLIGHTS FOR THE YEAR

- Total lending assets — on and off balance sheet — increased by 13.5 per cent to $80 billion.
- Commercial lending (including bill acceptances) increased by 17.4 per cent to $20.4 billion.
- Residential lending (including securitised loans) increased by 13 per cent to $56.3 billion.
- Managed funds increased by 31.5 per cent to $32.6 billion.
- Retail deposits increased by 9 per cent to $39.4 billion.
- Expense to income ratio improved from 47.5 per cent to 45.5 per cent.
- Credit quality remained very positive, with bad and doubtful debts (as a percentage of average assets) improving to 0.15 per cent compared with 0.17 per cent last year.

Underpinning this growth has been the Group's strategic framework, which has been applied consistently since its establishment at the beginning of 2002.

- Deepen and strengthen relationships with customers in our chosen markets.
- Leverage our specialist capabilities for growth.
- Creatively differentiate on service.
- Accelerate and empower relationship selling.
- Build team and performance culture.
- Optimise cost structure.

Importantly, during 2005, we placed a greater focus on our customer service strategy which is founded on a very simple premise:

engaged people + great customer service = superior financial returns

In terms of this strategy, we are working very hard to ensure we bring the right people into the organisation, recruiting for attitude and values alignment, as well as for skill. The warm and friendly culture that characterises St.George remains a strength.

With regard to delivering great customer experience, we are very focused on specific customer segments in the Bank, in particular, our Middle Market business customers, Gold and Private Bank customers, as well as our intermediaries, such as mortgage brokers and independent financial advisers. The objective here is for our customers to not only stay with the Bank and deepen their relationships over time, but also to become advocates of the organisation.

During the 2005 year, we have actively invested in a number of areas in support of our customer service strategy. These include:

- the implementation of a new distribution model aimed at developing a local markets focus
- the implementation of a new customer relationship management system that equips our frontline people with a complete view of our customers' banking relationships with St.George
- significant strengthening of our corporate and business bank through bringing on board 123 new business bankers as part of our *Best Business Bank* program
- continued implementation of our targeted Victorian, Queensland and Western Australian expansion initiatives.

HOME LOANS

Over the year, St.George's performance remained strong, despite a slowing down in the rate of credit growth. The Bank's growth in residential loans (including securitised loans) for the year was a credible 13 per cent.

Product innovation and product mix was again a key focus for us. We continued to target our more profitable products, such as the Bank's "portfolio" loan, which grew by 13.8 per cent for the full year.

Importantly, we actively reduced the level of "discount" loans which are less profitable and have weaker retention prospects. These loans now account for around 1 per cent of total balances.

During the year, we also focused on improving the performance of our branch and lender network. We achieved this through introducing additional coaching and support for our lenders coupled with better aligned incentives and measures.

The Bank's home loan repayment rate continued to improve. It declined from 18.3 per cent in 2004 to 16 per cent in 2005, which is a positive trend and a result of focused effort.

Our credit quality remained excellent, with prudent policies aimed at protecting the Bank and borrowers alike.

RETAIL DEPOSITS

Our retail deposits have performed well in a highly competitive environment. During the year, we adopted a focus to drive deposits through our key branch and internet channels with enhanced product offerings and promotions. In addition, we focused on new markets in wealth and commercial banking, which saw very positive results.

Overall, retail deposits for the year grew by 9 per cent; with very solid growth in the second half of the financial year where deposits grew by 14 per cent, on an annualised basis. This will provide us with strong momentum going into 2006.

MIDDLE MARKET

The Middle Market, which we define as business customers with loans over $1 million, had another very strong year with lending growth increasing by 20 per cent — nearly twice the growth rate of the overall market.

This success has been underpinned by our customer relationship model, the results of which we believe differentiate us from our competitors. Independent research continues to indicate significantly high levels of customer satisfaction amongst St.George customers. This results in stronger customer loyalty, minimal customer churn and a tendency for customers to broaden their relationship with us.

During 2005 we saw further positive movement in our market share which grew from 6.3 per cent to 7.1 per cent from September 2004 to August 2005.

To further drive this growth, we have implemented our *Best Business Bank* program. Its aim is to increase customer numbers and maintain high customer and employee engagement while pursuing at least twice system growth.

WEALTH MANAGEMENT

Our Wealth Management division continues to grow strongly, with profits before tax up by 20 per cent for the year. The division now contributes 11 per cent of the Group's total profits. SEALCORP, which provides an investment administration platform for financial advisers throughout Australia, increased its funds under administration by 28 per cent over the year to $23.4 billion. The Group's funds manager, Advance Asset Management, grew funds under management by 55 per cent. The large rise in funds under management was aided by the mandate to manage a $1.4 billion component of Asgard's funds.

DIVIDENDS PAID


137c
NTS
140
5yr CAGR 20%
122
100
95
80
60
65
20
01 02 03 04 05
Year ended 30 September

CAGR: Compound Annual Growth Rate

EARNINGS PER SHARE


180c
NTS
200
5yr CAGR 17%
161
150
142
125
100
102
50
01 02 03 04 05
Year ended 30 September

CAGR: Compound Annual Growth Rate

GROWTH AREAS — QUEENSLAND, VICTORIA AND WESTERN AUSTRALIA

As part of our on-going organic growth strategy, the Group continued to expand in Victoria, Queensland and Western Australia, areas in which we traditionally have not had a large presence.
These States provide strong growth opportunities for us as a Group.

During the 2005 year we have seen very positive business volume growth. Total lending receivables for these three States increased by 22.7 per cent to $17.9 billion -- well above system growth. We continue to invest through hiring customer-facing personnel and selective branch openings.

PEOPLE

Key to the Group's success is investing in our people. Our people are fundamental to our differentiation. Our focus is to create a compelling place to work where our people actively seek to provide customers with a superior service experience.

We have refined our recruitment processes, focusing on attitude as well as skills and aptitude.

We have also increased induction training for all new customer service staff from two weeks to four weeks. In addition, we continue to develop our staff through courses including sales and service leadership programs, customer service accreditation and senior-level management training. We were delighted to be recognised in the Australian 2004 Human Resources Awards as having the "Best Human Resources Team".

OUTLOOK

As a result of significant investment in the Group over the past few years, we have strong momentum going into 2006 and expect to continue our pattern of high single-digit percentage revenue growth and low single-digit percentage cost growth.

Given these factors and on the assumption of a continuation of a reasonably robust economic environment, we are targeting 10 per cent Earnings per Share growth for 2006 and 2007 respectively. These targets are based on existing accounting standards (AGAAP) and will be restated for International Accounting Standards that come into place during 2006.

I'd like to take this opportunity to thank you very much for your continued support. We look forward to the year ahead.



GAIL KELLY
Managing Director

THE THINGS THAT MAKE US DIFFERENT

We are flexible in the way we operate

At St.George, we put our customers first. Each of our branches is managed to suit the needs of our local customers — from opening earlier on pension days, to not closing on Bank Holidays and operating selected branches on Saturdays. We like to do things differently.


Yes! We are
OPEN
TINA


In Remembrance
Wear a Poppy With Pride
11th November
connex
FLINDERS STREET STATION
3509
Good with people
Good with money
st.george



THE THINGS THAT MAKE US DIFFERENT

We are in a unique position to grow our business

Unlike the four major banks, we have a great opportunity to increase our presence in areas where we are traditionally not as well established. States such as Victoria, Queensland and Western Australia provide us with opportunities to grow.



We recruit people with the right attitude

At St.George, we believe that great customer service is paramount. To achieve this, we make sure we recruit people who enjoy dealing with people, then give them comprehensive training. We recently increased the training of our people from two weeks to four, so they can hit the ground running. This sets us apart from other banks.

THE THINGS THAT MAKE US DIFFERENT

Our customers like innovative products

We pride ourselves on developing new, innovative products and services for the Australian market. Our recently-launched SMS and email alerts give customers real-time updates of withdrawals or deposits on their accounts. It is a great way of managing finances, as well as giving peace of mind with regard to any potential fraud.


St.George Bank
St.George Bank Deposit
received to 'Joint
account' for $125.00
Current bal $4,108.90
Available bal $4,108.90
Options
Back


st.george
ATM
DEPOSITS ARE ACCEPTED AT THIS ATM
FASTER WITHDRAWALS WITH ONE TOUCH
ALL CARDS WELCOME
SUBARU
GARY FISHER

THE THINGS THAT MAKE US DIFFERENT

We like to make things quick and simple

Like our "favourite ATM withdrawal" function. Many people perform the same transaction every time they go to the ATM. At St.George, you can program your favourite withdrawal and then withdraw cash by pressing as few as five buttons, including your PIN. Quick and convenient – that's what we like.

Our products keep on getting recognised

A number of our products have been recognised by industry specialists as leading the way for other financial institutions, including being named best Margin Lender of the Year for the third year in a row.


Good
things
come in
threes.

THE THINGS THAT [illegible]

More dedicated business relationship managers

To make business banking easier for our customers, we ensure our business relationship managers have more time to service their business customers, by reducing the day-to-day administration activities.




st.george
Jason
rass Parrots



THE THINGS THAT MAKE US DIFFERENT

We know how to have fun for a good cause

Every year our people like to dress up in funny hats and invite their customers in for morning tea. It's all for a good cause — the annual St.George Foundation Happy Hat Day raises money to help disabled and disadvantaged kids reach their full potential.

EXECUTIVE DIRECTORY



GAIL KELLY
Managing Director and Chief Executive Officer

Gail Kelly DipEd BA MBA [with distinction] FAIBF became St.George Group Managing Director and Chief Executive Officer in January 2002. She came to St.George from the Commonwealth Bank of Australia, where she was head of the Customer Service Division. Mrs Kelly migrated to Australia in 1997 after holding a number of senior management positions with one of South Africa's major banks, Nedcor. She is a Fellow of the Australian Institute of Banking and Finance.



STEVE MCKERIHAN
Group Executive Finance and Risk Management

Steve McKerihan BComm [Hons] ASA CPA MBA is Group Executive responsible for Finance and Risk Management. He has been with the St.George Group since 1985, holding a range of positions including Chief Manager, Financial Development, and Chief Manager, Balance Sheet Risk and Capital Markets. Before joining St.George, he worked at the Commonwealth Bank of Australia.



PETER CLARE
Group Executive Strategy

Peter Clare BComm MBA MAICD ACIS FAIBF FCPA became Group Executive Strategy in February 2002. He is responsible for Group Strategy, Corporate Relations and Group Property and Procurement. He came from the Commonwealth Bank of Australia, where he was head of the Strategy Implementation Group, responsible for the integration of Colonial Limited, following a number of senior operational roles. His earlier experience encompasses management consulting, corporate reconstruction and insolvency.



JOHN LOEBENSTEIN
Group Executive Information Technology

John Loebenstein FCII joined St.George's Executive Management team in 1995, having previously worked in insurance broking, underwriting and risk management in South Africa, the UK and Australia. He brings more than 30 years of experience in information technology, with a particular focus on business systems and customer requirements, achieved through efficient project management.



BRETT WRIGHT
Group Executive Human Resources

Brett Wright BE (Hons) M EngSc MBA PhD joined the St.George Group in July 2000 as Group Executive Human Resources. He has a PhD in organisational behaviour and an extensive background in human resource management derived from working in a range of line management, academic and consulting roles. He is responsible for all aspects of the people strategy covering the Group's more than 8,000 employees.



GREG BARTLETT
Group Executive Institutional and Business Banking

Greg Bartlett was appointed Group Executive Institutional and Business Banking after roles as Group Treasurer and Chief General Manager, Group Treasury and Capital Markets. He has been a member of St.George's Executive Management Committee for 16 years and has more than three decades of experience in the financial services industry.



DAVID GALL
Group Executive Retail Business

David Gall BSc BBus MBA (Exec) FAIBF was appointed Group Executive Retail Business in 2005 after 15 years with the Group, including five years with Barclays Bank Australia. He has worked in senior roles in Institutional and Business Banking, including Head of Corporate and Business Bank in Victoria and General Manager Sales and Distribution of the Corporate and Business Bank. In 2000 and 2001, he played a leading role in the design and implementation of the successful *Best Bank* program.



ROB CHAPMAN
Managing Director BankSA

Rob Chapman Assoc Dip Bus became Managing Director of BankSA in July 2002 after an extensive career in the financial services industry. Most recently he was the Adelaide-based Regional General Manager of the Commonwealth Bank of Australia's operations in South Australia, Northern Territory and Western Australia. Earlier he filled a number of senior roles with Colonial State Bank and Prudential Corporation Australia.



PAUL FEGAN
Group Executive Wealth Management and Retail Financial Services

Paul Fegan MBA FAIBF GAICD was appointed Group Executive Wealth Management in June 2002 and assumed responsibility for Retail Financial Services in November 2004. Before joining St.George, he worked in the UK as Chief Operating Officer of Yorkshire Bank and a Director of Yorkshire Bank and Clydesdale Bank, both owned by the National Australia Bank. He brings to St.George a wealth of investment and banking experience gained in Australia, the US, Hong Kong, the UK and Ireland.

REVIEW OF OPERATIONS
RETAIL BANK

The Retail Bank is made up of two business units: Retail Business and Retail Financial Services. This division enjoyed another strong year, built on superior customer service and market-leading products.



David Gall

Group Executive Retail Business
David Gall was appointed Group Executive Retail Business in 2005 after 15 years with the Group.



Paul Fegan

Group Executive Wealth Management and Retail Financial Services

David Gall heads up Retail Business, a part of the Retail Bank, which covers all St.George customer contact points including retail branches, call centres, ATMs, mobile lenders, St.George financial planners and third parties such as home loan brokers. Paul Fegan heads up Retail Financial Services, the other half of the Retail Bank, which includes product development, customer segment management, Group brand and retail marketing, risk management, operations and finance.

HIGHLIGHTS

- Profit before tax for the Retail Bank increased by 14.4 per cent to $645 million and contributed 46 per cent to the Group's overall profit.
- Total Group home loans grew strongly by 13 per cent.
- Total Group retail deposits increased by 9 per cent in a very competitive market.
- Consumer lending, which includes credit cards, margin loans and personal loans, increased by 15.9 per cent.
- Over the year, productivity of our financial planners improved by 15 per cent.
- Expense to income ratio fell to 49.6 per cent from 53.3 per cent last year.
- Customer satisfaction (as measured in the Roy Morgan survey) increased from 72 per cent in September 2004 to 77 per cent in September 2005.

RESULTS

The combined units making up the Retail Bank enjoyed another very strong year built on superior customer service and market-leading products. Overall profit before tax increased by 14.4 per cent.

The results for the reporting period were driven by achievements in key areas.

GROUP HOME LOANS

Residential lending increased by 13 per cent to $56.3 billion (including securitisation).

Key areas of focus throughout the year were product innovation and mix, improved retention rates and increased productivity of our lender and branch network.

Discount introductory loans continue to be reduced, with these now at around 1 per cent of total Group home loan balances. These loans typically have weaker retention prospects and a lower profit margin than other products, such as the Bank's "Portfolio" home equity loans, which grew by 13.8 per cent for the full year to $18.2 billion.

The productivity of the Group's branch and lending network improved during the year. A new lender program was introduced which better aligned incentives and increased the branch and mobile lender sales force.

The retail home loan repayment rate continued to improve from an average of 18.3 per cent in 2004 to 16 per cent in 2005 across the entire Group. The key drivers of the improvement were lower levels of introductory loan business, improved product design, stronger customer relationships and the benefits of the Bank's on-going customer retention program.

GROUP DEPOSITS

Retail deposits performed well in a highly competitive environment, particularly from new entrants. Deposits for the year grew by 9 per cent, with strong momentum in the second half.

The Retail Bank focused on attracting deposit growth from our key channels during the year. In particular, we targeted the branch network with enhanced product offerings such as Cash Management Account and Power Saver. We also targeted interest account balances through our dragondirect online account.

GROUP CONSUMER LENDING

Group consumer lending, which includes credit cards, margin loans and personal loans, increased by 15.9 per cent. This was a very strong performance relative to the wider market and the St.George credit card business was recognised as Card Issuer of the Year by Money Magazine.

CUSTOMER RELATIONSHIP MANAGEMENT

During the year, a customer relationship management system was implemented across the business. Staff now have access to real-time information including previous interactions as well as a customer's total banking relationship. This will significantly improve customer service levels as well as identifying cross sale opportunities.

SERVICE

Service is a key differentiator for the Retail Bank and during the year the Group's customer satisfaction (as measured by Roy Morgan) increased from 72 per cent in September 2004 to 77 per cent in September 2005. This continues a very pleasing trend over the past five years.

REVIEW OF OPERATIONS INSTITUTIONAL AND BUSINESS BANKING (IBB)



Institutional and Business Banking offers business customers a full range of banking products and services. It is also responsible for automotive finance and financial markets which includes liquidity and risk management, foreign exchange and international trade, securitisation, wholesale funding and capital markets.

Greg Bartlett

Group Executive IBB

Greg Bartlett was appointed Group Executive Institutional and Business Banking in 1999. He has more than three decades of experience in the financial services industry.

HIGHLIGHTS

- Profit before tax for IBB rose by 10 per cent to $420 million and contributed 30 per cent of the Group's overall profit.
- Growth in Group Middle Market business loans was 20 per cent — around twice the industry growth.
- Credit quality remained outstanding with bad and doubtful debts decreasing from $33 million to $29 million.
- Completion of three securitisations of residential loan receivables through the *Crusade Securitisation Program* totalling $5.6 billion.

MIDDLE MARKET – MARKET SHARE


PER CENT
7.1%
8
6
4
2
0
4.2
4.9
5.6
6.3
01
02
03
04
05
Year ended 30 September

RESULTS

One of the key areas of growth for IBB has been the success of the Group's Middle Market banking with lending growth of 20 per cent, nearly twice the growth rate of the overall market.

Lending market share for this segment grew from 6.3 per cent in September 2004 to 7.1 per cent as at August 2005.

The key driver of this growth is IBB's customer relationship model. The Group's business relationship managers have been fully trained to understand how the St.George range of banking products and services can be tailored to meet their customers' needs. This model has resulted in stronger customer loyalty, reduced customer churn, and an increase in the average number of products held by St.George customers - up from 3.9 in September 2004 to 4.2 in September 2005.

Customer satisfaction remains excellent. An independent survey indicates that no St.George Middle Market customer is considering changing their business bank, while the major four banks are finding an average of 18 per cent of their customers are considering looking elsewhere.*

BEST BUSINESS BANK

The *Best Business Bank* program was introduced to make our business banking even more successful.

A dedicated team has been established to implement programs across IBB to improve the processes, procedures and structures to allow relationship managers time to spend with existing customers and to acquire new customers.

As part of the program, we have sought to increase the number of business relationship managers in key markets, which will in turn allow us to continue growing market share across the business banking segments. Over the past year, 123 business bankers were appointed and another 60 will be employed in 2006.

By December 2005, IBB will have opened five new Business Banking centres and expanded capacity in five existing centres.

CAPITAL MARKETS

IBB provides the wholesale funding capacity for the Group in domestic and overseas capital markets and has enjoyed another strong year.

IBB completed several key funding transactions successfully during the year, including its largest ever $1 billion combined issue of fixed and floating rate transferable deposits; US$500 million floating rate notes and €750 million in floating rate notes and a €250 million subordinated notes.

Through the *Crusade Securitisation Program* $5.6 billion in residential loan receivables were securitised, making *Crusade* the largest Australian securitisation program.

* Source: East & Partners

BankSA has continued to increase its profits and build its share in target markets – a significant achievement for a leader in a mature market.



Rob Chapman

Managing Director BankSA

Rob Chapman became Managing Director of BankSA in July 2002 after an extensive career in financial services institutions including Commonwealth Bank of Australia, Colonial State Bank and Prudential Corporation Australia.

HIGHLIGHTS

- Profit before tax increased by 14.5 per cent to $189 million and contributes 13 per cent to the Group's overall profit.
- Business lending grew by 21 per cent to $4.2 billion.
- The expense to income ratio fell to 44.2 per cent in 2005 from 46.3 per cent in the 2004 year.
- Home loans grew by 13 per cent.
- Retail deposits increased by 8.9 per cent to $5.3 billion.
- Bad and doubtful debts as a percentage of average gross loans and receivables remains stable at 0.11 per cent.

EARNINGS BEFORE TAX


$MILLION
$189m
200
150
100
50
0
165
143
120
96
01
02
03
04
05
Year ended 30 September

BankSA is South Australia's largest financial institution. Its extensive network includes 114 branches, 178 ATMs, 117 electronic agencies and more than 1,150 staff across South Australia and the Northern Territory.

RESULTS

Profit for the year was $189 million before tax, up from $165 million in the previous year. This substantial increase was driven by strong revenue growth and disciplined cost management.

Total assets grew by 12 per cent to $9.7 billion, while deposits grew by 9 per cent.

Operating expenses increased by 3 per cent to $157 million, compared with the previous year's $152 million. The expense to income ratio fell to 44.2 per cent from 46.3 per cent.

Regional activity has expanded, particularly in the Eastern States where BankSA's expertise in regional banking is leveraged, with New South Wales regional loans up by 37 per cent.

The growth is largely attributed to BankSA's customer-centric values, underpinned by the Group's *Integrated Sales and Service (ISS)* program. As a result there has been a significant increase in both sales referrals and customer contact. There has also been a steady growth in the customer satisfaction rate, which is currently at 79.6 per cent according to Roy Morgan's preliminary data for September 2005.

Effective implementation of *ISS* places BankSA in a strong position for further growth and also has created a solid foundation for the implementation of the Group's new *Customer Relationship Management (CRM)* program.

In addition a new advertising campaign has been launched to rejuvenate BankSA's iconic brand. The new tag line "Talk To Us" reinforces the relationship BankSA enjoys with nearly one in three South Australians and highlights its strong customer service.

COMMUNITY

BankSA has been an integral part of the South Australian community and business life for more than 150 years.

The BankSA & Staff Charitable Fund has been supporting local charities since 1941 and this year provided support to more than 100 South Australian and Northern Territory charities and other fundraising programs such as the Eyre Peninsula Bush Fire Appeal and the Asian Tsunami Appeal.

BankSA also continued its extensive range of sponsorships, covering major initiatives as well as important grassroots community events, including BankSA Crime Stoppers, BankSA Heritage Icon List, Child Art Week, BankSA State League basketball, the South Australian Cricket Association country cricket program and the *Messenger Newspaper* Small Business Awards.

In addition, BankSA has invested in the upgrading and maintaining its branch network. Over the past year, more than 20 refurbishments have been undertaken, as well as the $1 million restoration of the heritage-listed head office building in the heart of Adelaide.



As well as being responsible for Retail Financial Services, Paul Fegan heads up Wealth Management, which includes funds management and administration, margin lending, planning and dealer group solutions, private banking and general and life insurance.

Paul Fegan

Group Executive Wealth Management and Retail Financial Services

Paul Fegan was appointed Group Executive Wealth Management in 2002 and assumed responsibility for Retail Financial Services in November 2004. He has substantial banking and financial services experience gained over 20 years.

HIGHLIGHTS

- Profit before tax for Wealth Management increased by 19.8 per cent to $151 million and contributes 11 per cent to the Group's overall profit.
- Total managed funds increased by 31.5 per cent to $32.6 billion, including SEALCORP funds under administration which increased by 28.2 per cent to $23.4 billion.
- Advance Funds Management increased funds under management by 54.8 per cent to $6.5 billion.
- Margin lending receivables increased by 34.6 per cent to $1.6 billion.
- Private Bank lending increased by 12.6 per cent.

MANAGED FUNDS


$BILLION
$32.6b
35
30
25
20
15
10
5
0
15.4
17.4
19.8
24.8
01
02
03
04
05
Year ended 30 September

RESULTS

Wealth Management achieved a 31.5 per cent increase in total managed funds to $32.6 billion due to strong net inflows and favourable market conditions in the wealth businesses.

Key drivers to this success included:

SEALCORP

SEALCORP continued to build on its position as a leading provider of innovative products and services to financial advisers, companies and institutions. Over the last financial year, SEALCORP generated a 28.2 per cent increase in funds under administration to $23.4 billion from $18.3 billion at 30 September 2004. Retail funds are increasingly invested via platforms where Asgard Master Trust and Wrap services are well positioned and highly regarded. SEALCORP's extensive distribution includes the Securitor dealer network, St.George's financial planners and private bankers, independent financial planners and wholesale dealer-to-dealer services.

MARGIN LENDING


$BILLION
$1.58b
2.0
1.5
1.0
0.5
0.0
0.42
0.83
1.00
1.17
01
02
03
04
05
Year ended 30 September

MARGIN LENDING, INSURANCE, PRIVATE BANK AND ASCALON

Margin lending assets grew by $406 million to $1.6 billion, an increase of 34.6 per cent since 30 September 2004. The business retains a Five-Star Cannex rating and was awarded Personal Investor Magazine Margin Lender of the Year for the third consecutive year.

Income from life and general insurance products increased by 17 per cent over the year. The Private Bank grew assets by 12.6 per cent, deposits were up 20 per cent at $544 million and funds under advice rose to $296 million. Ascalon Capital Managers successfully completed its inaugural five-year business plan and is now well established as a small funds manager incubator.

ADVANCE FUNDS MANAGEMENT

Advance is the specialist investment management arm of the St.George Group, with more than 20 years of experience and $6.5 billion in funds under management.

Advance Funds Management grew funds under management by 54.8 per cent from $4.2 billion over the year. Of this growth, $1.4 billion is attributable to the mandate awarded to Advance Funds Management to manage a component of Asgard's funds, which are included in SEALCORP's funds under administration. Excluding this item, underlying growth in managed funds was $928 million or 22.2 per cent. In line with its business model as a "manager of managers" the number of strategic partnerships has increased to 18 from 13 and the retail and wholesale investment suites were upgraded.

Advance achieved a rare Four-Star rating from independent research house Morningstar.

Our people are our greatest asset and we strive to perform to the best of our ability in all aspects of the business – this is reflected in our rewards program.

At St.George it is the people who make the difference. Our people are noted for being not only warm and friendly, but also professional and willing to go the extra mile. Our people are key to our reputation for superior service delivery.

It is therefore critical that we attract and retain the right people and develop them to ensure that we continue to deliver great customer experiences.

As a consequence, during the year we have put considerable effort into ensuring *that we have the right people in the right* roles and we continue to develop and support our people.

MAJOR ACHIEVEMENTS

Selecting and developing our frontline people

The frontline people serving our customers are the "face of St.George". It is vitally important that these people are well prepared for their roles and enjoy their work, as we believe strongly that engaged people provide great experiences for our customers.

The investment we have made in refocusing the selection and assessment of new frontline people joining St.George, and the method of induction, are providing significant benefits. The customer experience when dealing with our new frontline people is better than ever as a consequence of the new induction processes. The selection process is also ensuring a better fit of new frontline people to their roles, resulting in reductions in turnover and greater continuity and strength of the relationship with our customers.

Flexible and comprehensive learning

Using a mixture of traditional face-to-face and online learning programs, investment in learning and development for all our people remains a priority. Our award-winning web based *e-luminate* learning system has been instrumental in providing efficient learning in a variety of sales, business, compliance and personal development areas in or away from the workplace.

Leadership and management development

The development of leadership and management skills is also of great importance to ensure we get the very best from our people every day.

St.George has three leadership and management development programs which are based on the most comprehensive and innovative learning strategies available. There is strong evidence that graduates of these programs apply the learning back in the workplace and continue to develop and have a positive influence on those around them. These programs are now well deployed across St.George. In the past year, more than 250 of our people graduated from this suite of programs.

The human factor

The people who help make our people the best were recognised this year by their peers. Dr Brett Wright, Group Executive Human Resources, won the 2004 Best Human Resources Director Award and his team won the Best Human Resources Team Award and the Best Overall Use of Human Resources Technology Award at the Australian 2004 Human Resources Awards.

ARDS RECEIVED

St.George margin lending was again awarded a Five-Star rating by the independent research group Cannex in its latest review of Australian financial services and won Gold in the Personal Investor Magazine Awards.

Personal Investor Magazine also awarded Gold to St.George for the Power Saver savings account, and Readers' Choice Gold Awards for Best Home Lender and Best Internet Bank.

St.George won the **Money Magazine awards for Consumer Finance and Credit Card Issuer of the Year, and was a finalist in Bank of the Year.**

The Bank was winner in three categories of Asset Magazine's awards, including **Retail Platform of the Year** for both the Large Investor and Small Investor categories, and **Adviser-Directed Small Business of the Year** – Business Super.

2004 Best HR Director – Dr Brett Wright *(The Australian 2004 HR Awards)*

2004 Best HR Team Award *(The Australian 2004 HR Awards)*

2004 Best Overall Use of HR Technology Award *(The Australian 2004 HR Awards)*

Best Financial Services Executive – Gail Kelly *(The Australian Banking and Finance Awards)* for the third year running.

Former St.George Chairman **Frank Conroy was inducted into the Australian Banking and Finance Hall of Fame.**




"I take customer complaints very seriously because their feedback can help us serve them better."
PALM SAMPEDRO – GOLD (CUSTOMER SERVICE)




"The values of St.George are as much about the people who work for the Group as they are about our customer service – excellence, customer focus, integrity, teamwork and valuing each other."
LUCKY POULOS – EXTERNAL REPORTING AND COMPLIANCE




regular email to all
staff, which is an
overview of how we're
as a company and
happening at
I love them"





Over the past year the **St.George Foundation** has distributed more than $789,000 to 59 children's charities across Australia.





Located against the Sydney city skyline, featuring a giant three storey high cinema screen, St.George OpenAir Cinema is an extraordinary celebration of film and Sydney lifestyle.

Picture courtesy of Cinerent.





St.George is continuing its long relationship as the major sponsor of the **St.George Illawarra Dragons**.

Picture courtesy of St.George-Illawarra Rugby League Football Club.

HIGHLIGHTS

- For the year ended 31 May 2005, the **St.George Foundation provided a total of $789,000** to 59 individual charities to help disadvantaged children.

- St.George provided **$250,000 to assist those affected by the Asian tsunami disaster**, as well as receiving donations totalling more than $3 million from the public on behalf of the Red Cross and Austcare.

- St.George is **working with government and non-government agencies to reduce consumption of energy, water and paper** and to find more efficient methods of travel and transport between business sites.

- **ATMs with headphone facilities** are being installed in 75 per cent of our network, giving vision impaired customers access to more secure ATM services.

- When **floods caused widespread damage in Queensland and Northern New South Wales, St.George offered affected customers special arrangements** on loans, credit cards and other banking services to help them get back on their feet.

We have a long history of participating in and supporting our community through charity fundraising and sponsorship of sporting and cultural events.

ST.GEORGE FOUNDATION

Since it began 15 years ago, the St.George Foundation has distributed almost $7 million to hundreds of charities across Australia. The charities are chosen for their work with at-risk teenagers and children with disabilities or serious illnesses.

Thanks to the fundraising efforts of our customers, staff, suppliers and friends, the Foundation provided a total of $789,000 to 59 individual charities over the past year.

COMMUNITY SPONSORSHIPS

Sponsorship of the arts, sports, community activities and business programs is an important part of the Bank's activities.

Our long-term sponsorship relationship with the St.George-Illawarra Dragons Rugby League team was extended in 2004 and continued in 2005.

The St.George OpenAir Cinema has proved to be a popular community entertainment, running for 35 nights in January and February at the Botanic Gardens overlooking Sydney Harbour.

We are also continuing our support of the:

- Australian Brandenburg Orchestra
- Sydney Symphony Orchestra
- The Taronga Park Zoo "Zoomobile"
- Hunter Valley Wine Show
- BRW Corporate Triathlon National Series, and
- Wesley Mission Credit Line for families in financial difficulty.

DISASTER RELIEF

We recognise the importance of providing assistance and support during natural disasters. In 2005, St.George was proud to provide $250,000 to assist those affected by the tsunami disaster. In addition, St.George collected more than $3 million in donations from the Australian public on behalf of the Australian Red Cross and Austcare.

MAKING LIFE EASIER

Ensuring all Australians can have access to our full range of financial products is part of our culture of caring.

We recognise that customers have differing banking requirements and we offer a range of products for those with special needs, including fee-free accounts for pensioners, students and concession cardholders, and specialised services for rural customers.

We continually look for ways to make it easier for people with disabilities to gain access to our branches, ATMs and other facilities and we are part of the Australian Bankers' Association Disabled Access Working Group. St.George is also linked to the National Relay Service, which helps hearing-impaired customers do their banking.

THE ST.GEORGE COMMUNITY

St.George maintains a strong involvement with the St.George community itself. We have established links with local schools and organisations and we give the local community access to the auditorium at our head office in Kogarah. A crèche, also in our Kogarah offices, provides care for children of St.George people as well as local residents.

A GREENER DRAGON

Our culture of caring extends to adopting sustainable business practices. St.George is working with government and non-government agencies to reduce consumption of energy, water and waste and find more efficient methods of travel and transport between business sites.

In coming years, as our office equipment needs replacing, we will look for energy-efficient alternatives and recycled products to ensure continuing energy savings.

We think financials should be easy to understand.

"Net interest income" is the profit resulting from the difference between the cost of raising funds and what the Group receives back in interest from lending these funds.

"Other income" is the combined total income from sources other than interest, such as funds management, treasury and trading activities, dividend and fee income.

As in previous years, to assist shareholders to better understand the financial results of the Group, the following tables and explanations have been provided.

GROUP PROFITABILITY SUMMARY

For the year ended 30 September	2005 $M	2004 $M
Operating income		
Net interest income	**1,707**	1,612
Other income	**1,084**	975
Total operating income	**2,791**	2,587
Operating expenses	**1,279**	1,239
Share of net profit of equity accounted associates	**3**	2
Profit before bad debts and goodwill amortisation	**1,515**	1,350
Bad and doubtful debts	**110**	112
Goodwill amortisation and write-off	**105**	103
Profit after bad debts and goodwill amortisation	**1,300**	1,135
Income tax expense	**414**	372
Profit after income tax	**886**	763
Outside equity interests	**(5)**	(4)
Profit after income tax and outside equity interests	**891**	767
Preference dividends	**63**	50
Profit available to ordinary shareholders	**828**	717

The Group's **net interest income** comprises interest income earned from lending and investments less the interest expense incurred on deposits and borrowings.

Net interest income grew by 5.9% during the year to $1,707 million (2004: $1,612 million) as a result of a 10.7% growth in average interest earning assets. This growth was partially offset by an 11 basis point decrease in the interest margin.

Other income includes all sources of revenue other than interest income. The majority of this income is generated from the core activities of lending, retail deposit raising and funds management. Other sources of income includes treasury and trading activities, dividend income and rental income.

From 1 October 2005, St.George will be required to comply with Australian Equivalents to International Financial Reporting Standards (AIFRS). There are significant differences between current accounting requirements and AIFRS. The key differences for St.George are in areas of goodwill amortisation, employee share plans, securitisation and derivatives. Full details are contained in Note 9 to the Concise Financial Statements.

"Individually significant items" are specific items of revenue or expense which have a large impact on the Group's final result.

OTHER INCOME

For the year ended 30 September	2005 $M	2004 $M
Financial markets income	**72**	61
Product fees and commissions		
– Lending	**63**	63
– Other products	**440**	405
Managed funds fees	**223**	197
Securitisation service fees	**109**	84
Bill acceptance fees	**93**	66
Other	**68**	82
Other income before significant items	**1,068**	958
Significant items	**16**	17
Total	**1,084**	975

During the year, there were three **"individually significant items"** that when added together had a nil impact on the Group's results. Individually significant items are specific revenues and expenses that have a large impact on the Group's result due to their size or nature. They are generally of a non-recurring nature and are separately identified to help readers assess the underlying results.

A detailed explanation of each individually significant item for the 2005 year is included in Note 2 on page 78.

Other income before significant items of $16 million increased by 11.5% to $1,068 million this year. This increase reflects our diversified revenue sources. Other income before significant items represents 38.5% (2004: 37.3%) of total revenue.

Product fees and commissions income are from the Group's lending and transaction activities, such as fees levied on electronic transactions and borrowers. Product fees and commissions increased by 7.5% to $503 million from $468 million last year. This increase was due to growth in income from deposits and other accounts of 16.1% to $253 million from $218 million last year, driven by higher mortgage insurance premium income which increased by $13 million and growth in transaction account balances and the volume of transactions within this category.

Managed funds fees are derived from services the Group offers for the administration and management of investment funds. Managed funds fees increased by 13.2% to $223 million this year, reflecting strong growth in managed funds.

"Staff expenses" increased by $48 million or 7.6 per cent, which included a 4.2 per cent average wage increase and an increase of staff numbers by 339.

OPERATING EXPENSES

The Group's total operating expenses (before goodwill amortisation and significant item of $16 million) were $1,263 million (2004: $1,222 million), an increase of 3.4%.

For the year ended 30 September	2005 $M	2004 $M
Staff expenses	**677**	629
Computer and equipment expenses	**153**	193
Occupancy expenses	**136**	132
Administration and other expenses	**297**	268
Total operating expenses before goodwill amortisation and significant items	**1,263**	1,222
Significant items	**16**	17
Total operating expenses before goodwill amortisation	**1,279**	1,239

The increase in operating expenses was mainly driven by higher staff costs and administration and other expenses, which were partially offset by falling computer costs.

Staff costs are mainly comprised of salaries and wages, superannuation and payroll taxes. Staff expenses increased by $48 million or 7.6% to $677 million compared to last year. This growth in staff costs mainly reflects an average salary and wage increase of 4.2% and increased staff numbers in response to business growth, increasing compliance complexity and the Group's investment for future growth.

Decreases in deferred expenditure amortisation of $24 million were the main reason behind lower computer costs for the year. This decrease partly reflects *Best Bank* projects completing their amortisation period, coupled with tight disciplines in project management.

BAD AND DOUBTFUL DEBTS

Bad and doubtful debts expense (net of recoveries) for the 2005 year was $110 million, a decrease of $2 million on the 2004 year. Whilst the specific provisioning expense has increased from the prior year, it was more than offset by the decrease in the general provision as a result of on-going securitisation activities and the holding of a higher level of unearned income on mortgage insurance.

Overall, the Group's bad debt charge as a percentage of average gross loans and receivables was 0.19% (2004: 0.21%). This is a highly satisfactory result, reflective of our sound lending policies.

GOODWILL

Goodwill is the difference between the amount we pay to buy a business and the fair value of that business' identifiable net assets. It represents such things as customer loyalty, market penetration, effective advertising and value generated from combining businesses.

Current accounting standards require that goodwill be amortised, or spread out, over a period of not more than 20 years. Goodwill amortisation expense is an accounting entry only and is not a cash payment. Therefore, many professional equity analysts believe that profit before goodwill amortisation better reflects a company's underlying performance.

From 1 October 2005, St.George will be required to comply with Australian Equivalents to International Financial Reporting Standards (AIFRS). The new standards include a very different treatment of goodwill. Full details are contained in Note 9 to the Concise Financial Statements.

DIVIDENDS

A final dividend of 70 cents (2004: 62 cents) has been declared by the Directors. This increase is in line with the Group's growth in Earnings per Share.

Cents per share	2005	2004
Interim dividend	**67**	60
Final dividend	**70**	62
	137	122

RATIO ANALYSIS

Ratios are a useful method of understanding the Bank's financial performance. Each of the following three ratios is presented using profit both before and after goodwill amortisation and individually significant items.

Over the past five years, the EPS has increased from 101.6 to 180.2 cents.

EARNINGS PER ORDINARY SHARE (EPS)

EPS shows an ordinary shareholder's entitlement to current profits on a per share basis. EPS does not necessarily equal the dividend per share, as not all profits are paid out as dividends and some dividends can be paid out of prior year profits.

EPS is calculated by dividing the relevant profit figure by the weighted average number of ordinary shares.

	2005 $M	2004 $M
Profit available to ordinary shareholders (profit after goodwill amortisation and significant items)	**828**	717
Add back significant items	**-**	-
Add back goodwill amortisation and write-off	**105**	103
Profit before goodwill amortisation and significant items	**933**	820
Divided by: Weighted average number of ordinary shares (millions)	**517.762**	509.896
	Cents	Cents
Equals:		
Earnings per share before goodwill amortisation and significant items	**180.2**	160.8
Earnings per share after goodwill amortisation and significant items	**160.0**	140.6

RETURN ON ORDINARY EQUITY (ROOE)

The ROOE shows profit as a percentage of ordinary equity, that is, the return on each dollar you invest in our ordinary shares. The improved profitability of the current year is reflected in our ROOE, as shown in the table below.

	2005 $M	2004 $M
Profit before significant items and goodwill amortisation*	**933**	820
Profit available to ordinary shareholders (after goodwill amortisation and significant items)	**828**	717
Divided by: Average ordinary equity	**4,125**	3,828
	%	%
Equals:		
ROOE before significant items and goodwill amortisation	**22.62**	21.42
ROOE after significant items and goodwill amortisation	**20.07**	18.73

* As calculated in the EPS table.

The expense to income ratio decreased during the year due to effective cost containment and a strong increase in total income.

EXPENSE TO INCOME RATIO

The expense to income ratio is calculated by dividing operating expenses by operating income. This ratio measures the efficiency of our operations. It demonstrates the amount of expenses we incur in generating our income. A lower ratio means we are more efficient. This year the ratio has decreased to 45.5% (2004: 47.5%), reflecting our commitment to both cost containment and revenue growth and improving shareholder value.

	2005 $M	2004 $M
Operating expenses (before goodwill amortisation and significant items)	**1,263**	1,222
Divided by: Operating income (before significant items)	**2,775**	2,570
Equals cost to income ratio	**45.5%**	47.5%

BOARD OF DIRECTORS



JOHN MICHAEL THAME AAIBF FCPA
Chairman

John Thame, aged 63, was appointed to the Board in February 1997, having been the Managing Director of Advance Bank Australia Limited from October 1986 to January 1997. He was appointed Deputy Chairman in September 2004 and Chairman in December 2004. His career with Advance spanned 26 years, during which time he held a variety of senior positions. Mr Thame is a Director of Reckon Limited, Abacus Property Group and The Village Building Co Limited (Group). Mr Thame was also a Director of Permanent Trustee Company Limited from November 1997 to July 2003, Chairman of The Trust Company of Australia Limited from December 2002 to July 2003 and a Director of AWB Limited from April 1999 to March 2005. Mr Thame is a member of the Bank's Board Risk Management Committee.



GAIL PATRICIA KELLY DipED BA MBA
Managing Director and Chief Executive Officer

Gail Kelly, aged 49, was appointed as the Bank's Chief Executive Officer in December 2001 and Managing Director in January 2002. Mrs Kelly was previously with the Commonwealth Bank of Australia as Head of its Customer Service Division and a member of its Executive Committee. Prior to that, she served with Nedcor Bank, one of the largest banks in South Africa as General Manager, Cards and General Manager, Personal Banking. Mrs Kelly is a Director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited, and a Governor of the St.George Foundation. Mrs Kelly is also a Director of Melbourne Business School Limited.



LEONARD FRANCIS BLEASEL AM

Len Bleasel, aged 62, was appointed to the Board in May 1993. He was the Managing Director of the Australian Gas Light Company, where his career spanned 42 years, and was Chairman of Natural Gas Corporation Holdings Limited (New Zealand). Mr Bleasel is Chairman of Foodland Associated Limited, Scopenergy Limited and the Zoological Parks Board of NSW and is a Director of QBE Insurance Group Limited. Mr Bleasel is Chairman of the Bank's Board Nomination and Remuneration Committee and is a member of the Board Audit and Compliance and Due Diligence Committees. Mr Bleasel will retire as a St.George Bank Director on 16 December 2005.



LINDA BARDO NICHOLLS BA (Econ) MBA (Harvard)

Linda Nicholls, aged 57, was appointed to the Board in August 2002. She is Chairman of Australia Post, Deputy Chairman of Healthscope and a Director of Sigma Pharmaceutical Group, Insurance Manufacturers of Australia and General Sir John Monash Foundation. Mrs Nicholls is also a Member of Council of the Walter and Eliza Hall Institute of Biomedical Research, the Board of Trustees of The Conference Board in New York and a Governor of The Smith Family. Mrs Nicholls was also a Director of Perpetual Trustees Australia Limited from 1 March 1996 to 18 October 2005. Mrs Nicholls has an MBA from Harvard University and more than 25 years experience as a senior executive and company Director in banking, insurance and funds management in Australia, New Zealand and the United States. She was a member of the Wallis Inquiry into the financial services industry in 1996. She is Chairman of the Bank's Board Risk Management Committee.



PAUL DEAN RAMSBOTTOM ISHERWOOD FCA

Paul Isherwood, aged 67, was appointed to the Board of Directors in October 1997. He is a former partner and National Chairman of Partners of Coopers & Lybrand, Chartered Accountants, his career with that firm spanning a period of 38 years. He is Chairman of Globe International Limited and Stadium Australia Management Limited. Mr Isherwood is also Chairman of St.George Bank New Zealand Limited and St.George Bank Limited's Board Audit and Compliance and Due Diligence Committees.



GRAHAM JOHN REANEY BComm CPA

Graham Reaney, aged 62, was appointed to the Board in November 1996. Mr Reaney's business experience spans 30 years during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions included Managing Director of Industrial Equity Limited, where Mr Reaney had responsibility for managing a range of businesses in the food and beverage and resource and service sectors. He is Chairman of PMP Limited and a Director of the Australian Gas Light Company Limited and So Natural Foods Limited. Mr Reaney is a member of the Bank's Board Risk Management Committee, Nomination and Remuneration Committee and the BankSA Advisory Board.



JOHN SIMON CURTIS BA LLB(Hons)

John Curtis, aged 55, was appointed to the Board in October 1997. Since 1987, he has been a professional company Director and is currently the Chairman of Allianz Australia Limited and Bayard Capital Partners Pty Limited. He is a Director of Sydney Symphony Orchestra Holdings Pty Limited. Prior to 1987, Mr Curtis was the Managing Director of Wormald International Limited and was responsible as a Chief Executive for its operations at various times in Australia, Europe and the Americas. Mr Curtis was also a Director of Perpetual Trustees Australia Limited from April 1995 to November 2004. He is a Director of the Bank's funds administration subsidiary, SEALCORP Holdings Limited, and is a member of St.George Bank's Board Audit and Compliance, Due Diligence and Nomination and Remuneration Committees.



RICHARD ANTHONY FOUNTAYNE ENGLAND FCA MACD

Richard England, aged 55, is a professional company Director and chartered accountant. He joined the St.George Board in September 2004. Mr England is currently Chairman of GroPep Limited and Ruralco Holdings Limited. He is also a Director of Choiseul Investments Limited, Healthscope Limited and ITL Limited. He has over 30 years experience in insolvency and management advisory work and is a former partner of Ernst & Young. Mr England was also a Director of Peter Lehmann Wines Limited from 4 June 1998 to 31 October 2003 and ABB Grain Limited from 10 February 2003 to 30 June 2004. Mr England is a member of the Bank's Board Audit and Compliance, Due Diligence and Risk Management Committees.



TERRY DAVIS

Terry Davis, aged 47, is currently the Chief Executive and Managing Director of Coca-Cola Amatil Limited. He was appointed to this role in 2001 and prior to this was with the Foster's Brewing Group in various positions including Managing Director of Beringer Blass Wine Estates. Between 1987 and 1997, he was with the Cellarmaster Wines Group as Managing Director. He joined the St.George Board on 17 December 2004. He is currently a member of the Faculty Advisory Board, Faculty of Commerce at the University of New South Wales and of the Business Council of Australia. Mr Davis is a member of the Bank's Board Nomination and Remuneration Committee.

OVERVIEW

In 2002, the Australian Stock Exchange (ASX) Corporate Governance Council released Principles of Good Corporate Governance and Best Practice Recommendations (the Recommendations), which have raised the general standard of corporate governance required of ASX-listed entities.

The Recommendations require listed entities to include a statement in their annual report disclosing the extent to which they have followed the Recommendations during the reporting period.

St.George regularly reviews its corporate governance policies and, where appropriate, updates these as part of its commitment to achieving best practice in this area. In addition to the information set out in this statement, St.George has a Corporate Governance section on its website at www.stgeorge.com.au, where there is more information on the Bank's corporate governance arrangements, including copies of the relevant St.George policies and the Board and Committee Charters.

THE BOARD OF DIRECTORS

The Board of Directors is responsible for St.George's overall performance and governance. Policies of the Board are set out in the Board Charter. Under the Board Charter, the Board's responsibilities include:

- monitoring the performance and activities of the Bank through agreed goals and strategy;
- assessing performance against Board approved budgets, targets and strategies;
- monitoring the management of the Bank's business;
- monitoring appropriate controls, systems and procedures within the Bank to manage the risks of its businesses and compliance with all regulatory and prudential requirements;
- reviewing matters of general corporate governance;
- monitoring senior management's performance, implementing Board approved strategies and ensuring appropriate succession planning is in place;
- approving and monitoring the progress of major capital expenditure, capital management and acquisitions and divestitures; and
- approving and monitoring financial and other reporting.

BOARD COMPOSITION AND SKILLS

There are eight Non-Executive Directors and the Managing Director on the St.George Board.

St.George's Constitution provides that there must be a minimum of five and a maximum of nine Directors.

On 17 December 2004 Mr Frank Conroy retired. Mr John Thame became Chairman of the Board and Mr Terry Davis was elected as a Non-Executive Director.

As announced on 25 October 2005, Mr Len Bleasel will retire as a St.George Bank Director on 16 December 2005. The Bank will seek to fill the vacancy on the Board caused by Mr Bleasel's retirement during 2006.

It is St.George's policy that the Chairman of the Board must be an independent Director and is not the Managing Director. The Board comprises a majority of independent Directors.

Each Director is assessed regarding their independence in light of interests disclosed by them and on the basis of criteria defined in the Board Charter. Directors are required to provide the Board with all relevant information to assess their independence.

For the purposes of determining a Director's independence, the Board applies criteria that are based on those suggested by the ASX Recommendations. A Director will be considered to be independent if that Director:

a) is a Non-Executive Director (i.e. is not a member of management);

b) has not been a substantial shareholder of the Bank or an officer of, or otherwise associated directly with, a substantial shareholder of the Bank;

c) has within the last three years not been employed in an executive capacity by the Bank or another Group member, or been a Director after ceasing to hold any such employment;

d) has within the last three years not been a principal of a material professional adviser or a material consultant to the Bank or another Group member, or an employee materially associated with the service provided;

e) has not been a material supplier or customer of the Bank or other Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

f) has no material contractual relationship with the Bank or another Group member other than as a Director of the Bank;

g) has not served on the Board for a period which could, or could reasonably be perceived to, interfere materially with the Director's ability to act in the best interests of the Bank; and

h) has been free from any interest and any other business relationship which could, or could reasonably be perceived to, interfere materially with the Director's ability to act in the best interests of the Bank.

Materiality is defined, for the purposes of paragraphs (d), (e) and (f) above, as a contractual relationship pursuant to which payments are made representing greater than 5 per cent of the revenues of the supplier/adviser/consultant/counterparty, or greater than 5 per cent of the costs of the customer/counterparty in the relevant party's financial year. Materiality for the purposes of paragraphs (g) and (h) will be construed by the Board as it deems appropriate in shareholders' best interests as relevant circumstances arise.

The Board has this year assessed each of the Directors in office at the date of this report against the above criteria and considers that all of the Non-Executive Directors are independent.

The Board is satisfied that Mr John Thame is an independent member of the Board. Mr Thame's executive roles at Advance Bank, including as Managing Director, ended more than eight years ago when Advance and St.George merged. As a result, Mr Thame's current role as Chairman does not involve the review of the strategies or processes developed by him or his former management team.

Directors are required to have a broad range of commercial expertise and experience, particularly in a field which is complementary to the Bank's activities and strategy, or to have appropriate professional qualifications, to provide value to the Board's deliberations. Board members must have proven ability and capacity to make a meaningful contribution to Board strategy and policy and participate in the overseeing of the proper functioning of management.

PERFORMANCE REVIEW

Each year the Board reviews the performance of the Board, the Board committees, the Bank, its senior executives, the relationship between the Board and management and matters of general corporate governance.

In addition, the Chairman of the Board conducts an annual questionnaire and interview with each Non-Executive Director as part of the review of the performance and contribution to the Board of each Non-Executive Director. The last review of the Board was conducted in September 2005. The Board as a whole reviews the performance of the Managing Director at least annually. The Chairman of the Nomination and Remuneration Committee facilitates an evaluation by all Directors of the performance of the Chairman of the Board. The Nomination and Remuneration Committee Chairman determines the performance criteria to be considered in these reviews.

DIRECTORS' RETIREMENT AND RE-ELECTION

One-third of the Directors (excluding the Managing Director) must retire each year at the Annual General Meeting, but may stand for re-election.

St.George policy is that no Director can be appointed to the Board if he or she is aged 65 years or over, and a Director must retire at the conclusion of the Annual General Meeting following that Director turning 72 years. The Board's policy (except in special circumstances, where the Board considers it important to retain valuable skills or knowledge) is that no Director should be appointed to fill a casual vacancy if he or she would be over 60 years when appointed.

Details of the current Directors serving on the Board are provided on pages 40 to 41.

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

The Nomination and Remuneration Committee considers and makes recommendations to the Board regarding the composition and remuneration of the Board and on any proposed Board performance criteria. Details of the remuneration paid to the Directors (Executive and Non-Executive) and Specified Senior Executives are set out in the remuneration report contained in the Directors' Report on pages 52 to 68.

In accordance with section 250R of the Corporations Act 2001, the agenda for the 2005 Annual General Meeting of the Bank will include a resolution for the adoption of the remuneration report. The vote on the resolution is advisory only and does not bind the Directors or the Bank.

RETIREMENT BENEFITS

The Board of Directors terminated its retirement benefits scheme for Non-Executive Directors, effective from 30 September 2003, following the approval of shareholders at the 2003 Annual General Meeting. Non-Executive Directors appointed after 30 September 2003 are not entitled to retirement benefits. Payment of retirement benefits for Directors in office at 30 September 2003 will not exceed the amount accrued in respect of that Director as at 30 September 2003.

INDEPENDENT PROFESSIONAL ADVICE

To assist in the performance of their duties, Directors may, in consultation with the Chairman, seek independent advice on any matter before the Board, with such advice being made available to all Directors.

MARKET DISCLOSURE POLICY

St.George is committed to best practice disclosure policy, with properly detailed and timely disclosure to the market of relevant information about St.George. It recognises that keeping the investor community fully informed and resisting pressure to give preferential access to analysts, institutions or others enhances corporate credibility and investor confidence, with a positive influence on share price.

This commitment is reflected in St.George's Company Disclosure Policy and Communications Strategy, a copy of which is available on the St.George website. These written policies have been designed to ensure compliance with ASX Listing Rule disclosure requirements and the Recommendations.

The policy provides that all material information is to be immediately notified to the investor community through the ASX, without preferential access to any individual or group. To ensure best practice in disclosure, all new information in the first instance will be released to the ASX. The General Counsel and Secretary of the Bank is primarily responsible for communicating with the ASX and for ensuring all information is clear, objective and factual and that no material information is omitted. The policy also sets out guidelines relating to the announcement of future earnings or financial performance, meetings with investors and analysts, shareholder enquiries and inadvertent disclosure of information.

Procedures are in place to ensure that all information which could potentially require disclosure is reported promptly to the Managing Director through relevant senior executives for assessment by the Managing Director with the Group Executive Strategy, and/or the Chief Financial Officer and General Counsel and Secretary. Compliance with the Disclosure Policy is monitored on a quarterly basis by the Board's Audit and Compliance Committee and the Policy is reviewed annually by that Committee.

St.George endeavours to improve access to information by investors by using, where reasonable, current technology to ensure the widest possible dissemination of information in a timely manner. All ASX announcements are posted to the St.George website, and the Bank's announcement of its yearly and half-yearly financial results and shareholders meetings are webcast.

All media enquiries relating to issues material to St.George are coordinated by the Group Executive Strategy, in consultation, if appropriate, with the Chief Financial Officer, with only certain nominated senior staff authorised to make media comments.

COMMITTEES OF THE BOARD

The Board's structure of Board Committees assists it in managing its responsibility for oversight and control. The Board has established four Committees to assist in the execution of its responsibilities. These are the Audit and Compliance Committee, the Nomination and Remuneration Committee, the Due Diligence Committee and the Risk Management Committee.

Each of these Committees operates under Board approved Charters which are reviewed regularly by the Board. The Charters deal with the purpose, membership, responsibilities and authorities of each Committee, together with the quorum and frequency of meetings. Copies of these Charters are available on the St.George website. Additional committees may be formed from time to time to deal with specific matters.

Minutes of Committee meetings and Committee recommendations are provided to the Board.

AUDIT AND COMPLIANCE COMMITTEE

Role

In discharging its audit role, the Audit and Compliance Committee receives and considers reports and recommendations from the Bank's management and makes recommendations to the Board in respect of the Bank's financial reporting, systems for internal control and both internal and external audit processes.

In discharging its compliance role, the Audit and Compliance Committee monitors the compliance systems in place by which the Bank's management discharges its legal obligations in respect of the Bank's businesses. In addition, the Audit and Compliance Committee reviews major disclosure documentation prior to the issue to the market, such as financial results and other significant disclosures made to the market.

Composition

The Audit and Compliance Committee has a membership of at least three Non-Executive Directors, a majority of whom are independent. The Audit and Compliance Committee Chairman is independent and is not the Chairman of the Board.

The current members are L F Bleasel, J S Curtis, R A F England and P D R Isherwood (who is the Chairman). As stated above, G J Reaney resigned as a member of the Audit and Compliance Committee on 1 March 2005, and was succeeded by R A F England on 1 March 2005. On 17 December 2004 J M Thame resigned as Chairman and member of the Audit and Compliance Committee, and on that date was succeeded as Chairman of the Audit and Compliance Committee by P D R Isherwood.

At the end of each reporting period, the Audit and Compliance Committee reviews the Group's half-yearly and yearly financial statements prior to submission to the Board.

The internal and external auditors have a direct line of communication to the Chairman of the Audit and Compliance Committee with the external auditors also having a direct line of communication to the Board's Chairman. The external auditors are invited to attend Audit and Compliance Committee meetings each quarter and address the Audit and Compliance Committee in the absence of members of management. In addition, the external auditors are invited by the Audit and Compliance Committee to attend the Annual General Meeting of the Bank and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditors' report and the accounting policies adopted by the Bank in relation to the preparation of the financial statements and the independence of the auditors in relation to the conduct of the audit and the written questions submitted to the auditors.

ATTENDANCE RECORD OF BOARD AND BOARD COMMITTEES FOR 2004/2005:

BOARD (TOTAL NUMBER OF MEETINGS HELD: 13)	ATTENDED
F J Conroy (Retired as a Director and Chairman on 17 December 2004)	4 (4)
G P Kelly	13
L F Bleasel	12
J S Curtis	12
T J Davis (Appointed 18 December 2004)	9 (9)
R A F England	13
P D R Isherwood	12
L B Nicholls	12
G J Reaney	13
J M Thame (Appointed Chairman on 18 December 2004)	13

AUDIT AND COMPLIANCE COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 6)	ATTENDED
L F Bleasel	5
J S Curtis	5
R A F England (Appointed as a member on 1 March 2005)	4 (4)
P D R Isherwood (Appointed as Chairman on 17 December 2004)	5 (5)
G J Reaney (Resigned as a member on 1 March 2005)	2 (2)
J M Thame (Resigned as Chairman and member on 17 December 2004)	1 (1)

NOMINATION AND REMUNERATION COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 4)	ATTENDED
L F Bleasel	4
J S Curtis	4
T J Davis (Appointed as a member on 18 December 2004)	1(2)
L B Nicholls (Resigned as a member on 1 March 2005)	2 (2)
G J Reaney (Appointed as a member on 1 March 2005)	2 (2)

DUE DILIGENCE COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: Nil) (This committee considered matters via four circulated resolutions during the period.)	ATTENDED
L F Bleasel	Nil
J S Curtis	Nil
R A F England (Appointed as a member on 1 March 2005)	Nil
P D R Isherwood (Appointed as Chairman on 17 December 2004)	Nil
G J Reaney (Resigned as a member on 1 March 2005)	Nil
J M Thame (Resigned as Chairman and member on 17 December 2004)	Nil

RISK MANAGEMENT COMMITTEE (TOTAL NUMBER OF MEETINGS HELD: 10*)	ATTENDED
R A F England (Appointed as a member on 1 October 2004)	9
P D R Isherwood (Resigned as a member on 1 March 2005)	2 (3)
L B Nicholls (Appointed as Chairman on 1 March 2005)	9
G J Reaney (Resigned as Chairman on 1 March 2005 but remained a member)	10
J M Thame	10

N.B. Bracketed numbers denote the number of meetings held while the Director was a member of the Board/Committee.

* There have been numerous individual proposals circulated to the Risk Management Committee for approval between meetings, which have required consideration of up to two days per month in time for Directors on that Committee.

During the year, Mr Isherwood attended six Board meetings of St.George Bank New Zealand Limited in his capacity as Chairman of that Board and Mr Reaney attended three meetings of the BankSA Advisory Board.

The Audit and Compliance Committee is also responsible for making recommendations to the Board regarding the nomination of external auditors to the Group and reviewing the adequacy of existing external audit arrangements.

KPMG was appointed the Bank's external auditors at its Annual General Meeting in December 1998 and continue in this role. The responsible audit partner must be rotated at least every seven years and cannot work on the Bank's audit for a period of two years following a rotation. The Bank's current responsible audit partner, Mr John Teer, will rotate away from the Bank's audit in 2005/2006 and be replaced by Mr Paul Reid, also of KPMG. Details of the total fees paid to the auditors are set out in page 19 in the Full Financial Report.

AUDIT INDEPENDENCE

St.George has a policy for the provision of non-audit related services by the Bank's auditors under which the prior approval of the Chairman of the Audit and Compliance Committee is required where non-audit services are sought from the Bank's auditors for which the proposed fee exceeds a specified level.

The fees payable to the Bank's auditors for non-audit services are also set out on page 19 of the Full Financial Report.

The annual fees payable to the Bank's auditors for non-audit services for which, under the policy, the Audit and Compliance Committee Chairman's approval is not required, are reviewed by the Audit and Compliance Committee above specified levels. The auditors cannot be engaged to provide non-audit services that may materially conflict with their obligations and responsibilities as the Bank's auditors. In addition, the policy prohibits audit firm partners and professional staff (and their families) from directly investing in the Bank's shares, borrowing from the Bank or being a Director or holding an executive position in the Bank which is of significance to the audit.

It is one of the functions of the Audit and Compliance Committee to assess the performance and independence of the Bank's external auditors and whether the independence of this function is maintained having regard to the provision of non-audit related services.

NOMINATION AND REMUNERATION COMMITTEE

Role

The Nomination and Remuneration Committee meets as required to consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and, where required, the suitability of nominations for the position of Director.

This consideration will involve an assessment (with the assistance of external advice, if appropriate) of the qualifications, skills, experience and value which the person may bring to the Board and his or her ability to make a contribution to the Board's strategy, policy and effectiveness.

Recommendations are also made by the Nomination and Remuneration Committee to the Board regarding the Bank's recruitment, retention and termination policies and procedures for senior executives.

The Nomination and Remuneration Committee also reviews and makes recommendations to the Board on the various Group compensation, incentive and reward programs, including the remuneration for the Managing Director and senior executives.

In addition, the Nomination and Remuneration Committee makes determinations as required of it under the rules of St.George's employee share/ option plans. The Managing Director does not attend parts of meetings which relate to the assessment of the Managing Director's remuneration.

Composition

The Nomination and Remuneration Committee has a minimum of three members, the majority being independent Directors and is chaired by the Chairman of the Board, or an independent Director.

The current members of the Nomination and Remuneration Committee are L F Bleasel (who is the Chairman), J S Curtis, T J Davis, and G J Reaney.

As stated above, L B Nicholls resigned as a member of the Nomination and Remuneration Committee on 1 March 2005 and was succeeded by G J Reaney on that date. Additionally, TJ Davis was appointed as a member on 18 December 2004.

Remuneration policies

The Bank's remuneration policies are set out in the remuneration report on page 58 of the Director's Report.

DUE DILIGENCE COMMITTEE

Role

The Due Diligence Committee meets for the purposes of reviewing the planning memorandum and/or other procedures proposed by the Bank's management for determining the content of disclosure documents to be issued in connection with capital raising or other major transactions proposed to be undertaken by the Bank. It oversees the due diligence and verification conducted in relation to such disclosure documents and recommends to the Board whether such disclosure documents can be issued and monitors compliance with the regulatory regime applicable to such documents.

Composition

The Due Diligence Committee comprises the members of the Audit and Compliance Committee; membership is four Non-Executive Directors. The Chairman of the Due Diligence Committee is the Director who holds the position of the Chairman of the Audit and Compliance Committee.

RISK MANAGEMENT COMMITTEE

Role

The Risk Management Committee oversees and monitors policies and procedures in relation to credit, liquidity, market, balance sheet and operational risks. In the area of credit risk, the Risk Management Committee reviews and approves loan applications and credit limits within levels delegated by the Board. In addition, it oversees and monitors the Bank's credit practices and reporting procedures to ensure adherence to policy. It also reviews the Group's credit portfolios and provisioning for bad and doubtful debts and the risk management policies and procedures for market, funding and liquidity risks, as well as the strategies and positions taken to manage interest rate risk and the Bank's balance sheet. Finally, it oversees and monitors the Bank's compliance with regulatory capital requirements.

Composition

The Risk Management Committee has a membership of four Non-Executive Directors.

The current members are R A F England, L B Nicholls (who is the Chairman), G J Reaney and J M Thame. As stated above, R A F England was appointed as a member of the Risk Management Committee on 1 October 2004. On 1 March 2005 P D R Isherwood resigned as a member of the Risk Management Committee. G J Reaney resigned as Chairman but remained a member of the Risk Management Committee and L B Nicolls was appointed Chairman on 1 March 2005.

COMPANY SECRETARY

The Company Secretary M H S Bowan (BA, LLB (Hons) ANU) was admitted as a NSW Solicitor in December 1989 and was appointed to his current role as General Counsel and Secretary of St.George Bank on 1 October 2000.

IDENTIFYING AND MANAGING SIGNIFICANT BUSINESS RISKS

The operational and financial performance of the Group is monitored by a reporting structure which includes the Board and its Committees. The Board also monitors appropriate risk management strategies developed to mitigate the identified risks of the business. The Bank's policies and systems for dealing with market, credit, balance sheet, operational and liquidity risks are outlined in the Risk Management section of this annual report.

COMPLIANCE, ETHICS AND INTEGRITY

The Board has a Code of Ethics which sets out the expectations of St.George for Directors and staff in their business affairs and in dealings with customers. Among other things, the Code of Ethics requires high standards of personal integrity and honesty in all dealings, a respect for the privacy of customers, avoidance of any conflicts of interest and observance of the law. Particularly, staff members should maintain required records with integrity, reflecting transactions in an accurate and timely manner.

The Code of Ethics also encourages staff to report in good faith suspected unlawful/unethical behaviour in others, and provides an avenue of communication through the General Counsel and Secretary for staff to report suspected offences.

In addition, St.George has a Whistleblower Policy which sets out the procedure for dealing with reports of suspected improper conduct within the St.George Group, and the protection of the individuals making those reports.

All St.George staff have a responsibility and are encouraged to report any known or suspected incidences of improper conduct by making a protected disclosure in accordance with the Whistleblower Policy. It is the responsibility of all St.George personnel to ensure the welfare of the whistleblower, by refraining from any activity that is or could be perceived to be victimisation or harassment of the whistleblower.

In compliance with Section 195 of the Corporations Act 2001, any Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not be present while that matter is being considered and must not vote on the matter. Furthermore, any Director who has a conflict of interest regarding any matter being considered by the Directors will not receive a copy of the paper dealing with the matter.

ST.GEORGE TRADING POLICY

The Board has established guidelines incorporating governance policies which deal, among other matters, with disclosure of interests by Directors and limitations on dealing in the Bank's financial products by Directors and senior officers. A copy of the St.George Trading Policy is available on the St.George website.

Directors and employees are encouraged to be long-term holders of the Bank's financial products. Directors, senior management and those members of staff with access to market-sensitive information, however, are only permitted to deal in the Bank's financial products in certain window periods (and then only if they are not in possession of unpublished price-sensitive information), namely within six weeks following the announcement of the Bank's interim and final results and within four weeks following the Bank's Annual General Meeting or the issue of a prospectus.

In each case, Directors must advise the Chairman of any proposed dealing once it has taken place and advise the ASX as required by the ASX Listing Rules and the Corporations Act. The Bank is also obliged to advise the ASX of Directors' dealings in its financial products.

For the purposes of this Policy, "financial products" includes the Bank's shares and debt securities, and derivatives over such shares or debt securities.

Directors are required to have shareholdings in the Bank. Under the Constitution, a Director's required shareholding is not less than 500 shares.

The consolidated entity in its daily operations is exposed to a range of risks including credit risk, liquidity risk, market risk, banking book risk and operational risk (including fraud, theft and property damage). These risks are managed through specialised committees responsible for policy setting and monitoring and analysing risk.

CREDIT RISK

Credit risk is the potential for loss arising from a debtor or counterparty failing to meet their financial contractual obligations. This risk is inherent in the consolidated entity's lending activities, as well as transactions involving derivatives and foreign exchange. Credit risk is managed principally through embedded controls upon individual lending divisions and business managers who are responsible for the lending. Lending is carried out within the parameters of lending policies (covering approvals, documentation and management), which have been developed having regard to statistical data and historical risk experience.

To maintain the quality of the lending portfolio, prudential standards and lending policies have been established throughout the consolidated entity.

Credit processes are typically structured so that loan origination, approval, document preparation, settlement and account monitoring and control are segregated to different individuals or areas. Credit must be evaluated against established credit policies and within authorities and be structured, particularly in terms of security, to be prudent for the risk incurred.

The Group Credit division assesses credit beyond the lending authorities of business divisions and/or outside normal Group Credit policies or guidelines. This division assesses specific provision requirements where loan default has occurred and also controls the Loans Management Unit which manages large impaired assets with the aim of achieving the optimum result from such assets.

Through its credit inspection function, Group Credit tests internal controls and adherence to credit policies and procedures which are standard throughout the Group and contained in credit manuals administered by Group Credit.

The consolidated entity applies standard credit risk assessment criteria to all extensions of credit, from credit scoring systems for basic retail products to complete credit assessment for commercial and trade related transactions.

Standard risk grading methodologies for commercial lending are set at the transaction level and will drive pricing.

The portfolio maintenance function within Group Credit monitors and refines proprietary risk grading systems to ensure on-going predictability.

Various prudential limits are in place to assist with the diversification of the portfolio. These include limits on counterparties, individual securities or developments, industries and geographies. Prudential limits are approved by the Bank's Board Risk Management Committee.

Group Credit regularly reports to the Management Credit Committee and the Board Risk Management Committee on the status of large impaired assets, arrears and trend analysis, compliance reports, portfolio analysis and all approvals above $25 million.

LIQUIDITY RISK

Liquidity risk refers to the inability to meet financial commitments when they fall due. Liquidity risk arises from mismatches in the cash flows from financial transactions.

Liquidity is managed to policies and strategies determined by the Bank's Asset and Liability Committee (ALCO).

These include:
- maintaining a core of high quality and readily liquefiable securities;
- sourcing the majority of funds from the retail sector and committed medium-term wholesale facilities;
- maintaining a diversified used funding capacity in wholesale and retail markets; and
- monitoring liquidity flows while quickly identifying any anomalies.

The consolidated entity meets the APRA prudential requirements for liquidity.

MARKET RISK

(a) Funding risk

Funding risk is the risk of over-reliance on a particular funding source. The risks associated with such a concentration include volatility in funding costs or availability.

To minimise funding risk, the consolidated entity raises wholesale funds from well diversified sources encompassing both international and domestic capital markets.

(b) Interest rate risk

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. Movements in interest rates can affect earnings and the value of the consolidated entity. Interest rate risk management policy aims to minimise fluctuations in earnings over time from volatility in movements in interest rates while maximising shareholder value.

(i) Interest rate risk in non-trading activities

Accrual accounted interest rate risk is monitored by the Bank's Balance Sheet Risk Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines, defined limits and strategic objectives set by ALCO.

The "gap position" between on and off balance sheet assets and liabilities repricing is managed with derivative products, particularly swaps and options, and on balance sheet strategies.

Interest rate risk also arises from the impact of interest rate changes on pricing relationships between retail and wholesale assets and liabilities. The risk is monitored through simulation modelling which estimates the impact on net interest earnings and value due to changes in interest rates and/or the size and mix of the balance sheet.

The simulation model integrates risk parameters, product design and pricing policies and balance sheet and yield curve forecasts. The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment.

(ii) Market risk from trading activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities. Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit of 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally, the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards. Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant, thereby excluding any intraday trading activity.

OPERATIONAL RISK

Operational risk is the risk of loss including reputation, resulting from failed internal processes, people and systems or from external events. The operational risk management function ensures the Group has appropriate controls to mitigate potential operational risks.

Various techniques are utilised by the operational risk management functions to manage, mitigate, monitor and report on operational risk exposures, related controls and the trends associated with various key risk indicators. A documented framework includes policy and procedures expected of the operational risk management functions within the Bank.

The operational risk function facilitates informed decision-making and promotes a consistent risk culture within the Group. The Group intends to implement the Advanced Measurement Approach under Basel II to calculate operational risk capital.

DERIVATIVE FINANCIAL INSTRUMENTS

Definition

A derivative is a financial instrument providing the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Swaps

A swap is an agreement between two parties to exchange obligations periodically based on an underlying financial asset, reference rate or index.

Options

An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date.

BUSINESS CONTINUITY AND PLANNING

St.George's business recovery policy

Business continuity management is a key component of St.George's sustainability, ensuring the Group can respond to and recover from major incidents. The Bank's Business Recovery Plans document a co-ordinated response to facilitate the recovery of critical business processes and services in the event of major damage or loss of service.

5 YEAR FINANCIAL SUMMARY

		2005	2004	2003	2002	2001
STATEMENT OF FINANCIAL PERFORMANCE						
Interest Income	$M	**4,686**	4,116	3,434	3,064	3,311
Interest Expense	$M	**2,979**	2,504	1,983	1,731	2,076
Net Interest Income	$M	**1,707**	1,612	1,451	1,333	1,235
Other Income	$M	**1,084**	975	910	852	690
Bad and Doubtful Debts Expense	$M	**110**	112	102	87	77
Operating Expenses	$M	**1,384**	1,342	1,278	1,429	1,184
Share of Net Profit/(Loss) of Equity Accounted Associates	$M	**3**	2	(3)	(1)	(3)
Profit before Income Tax	$M	**1,300**	1,135	978	668	661
Income Tax Expense	$M	**414**	372	325	240	255
Profit after Income Tax	$M	**886**	763	653	428	406
Net (Loss)/Profit Attributable to Outside Equity Interests	$M	**(5)**	(4)	(5)	1	1
Net Profit Attributable to Members of the Bank	$M	**891**	767	658	427	405
Preference Dividends	$M	**63**	50	52	58	69
Profit Available to Ordinary Shareholders	$M	**828**	717	606	369	336
Return on Average Assets						
- before goodwill amortisation and significant items	%	**1.32**	1.30	1.31	1.26	1.09
- after goodwill amortisation and significant items	%	**1.18**	1.14	1.13	0.80	0.81
Return on Average Ordinary Equity						
- before goodwill amortisation and significant items	%	**22.62**	21.42	20.30	19.54	16.56
- after goodwill amortisation and significant items	%	**20.07**	18.73	17.23	11.73	11.71
Return on Average Risk Weighted Assets	%	**1.95**	1.92	1.91	1.38	1.42
Operating Expenses as a % of Average Assets[1]	%	**1.68**	1.82	2.00	2.13	2.07
Expense to Income Ratio[1]	%	**45.5**	47.5	49.6	52.4	53.6
(1) Before goodwill amortisation and significant items						
STATEMENT OF FINANCIAL POSITION						
Total Assets	$M	**77,589**	69,960	62,714	55,004	52,056
Liquids and Treasury Securities	$M	**8,026**	7,166	6,523	6,822	5,583
Loans and Other Receivables	$M	**59,687**	54,782	48,904	42,767	39,699
Other Assets	$M	**9,876**	8,012	7,287	5,415	6,774
Total Liabilities	$M	**72,256**	64,931	58,349	51,166	48,430
Deposits and Other Borrowings	$M	**48,149**	46,083	45,291	38,394	35,539
Bonds and Notes and Loan Capital	$M	**15,095**	11,388	6,628	8,305	8,545
Other Liabilities	$M	**9,012**	7,460	6,430	4,467	4,346
Total Shareholders' Equity	$M	**5,333**	5,029	4,365	3,838	3,626
Shareholders' Equity as % of Total Assets	%	**6.87**	7.19	6.96	6.98	6.97
Capital Adequacy						
- Tier 1 Capital	%	**7.3**	7.3	7.2	7.5	8.1
- Tier 2 Capital	%	**3.9**	3.9	3.2	3.4	3.1
- Less: Deductions	%	**(0.1)**	(0.1)	(0.1)	(0.1)	(0.1)
Total	%	**11.1**	11.1	10.3	10.8	11.1
Risk Weighted Assets	$M	**47,864**	42,581	36,903	32,495	29,226
RECEIVABLES						
Residential	$M	**43,067**	39,273	34,991	30,527	28,422
Commercial	$M	**11,931**	11,447	10,202	8,975	8,767
Consumer	$M	**4,719**	4,070	3,610	3,104	2,384
Other	$M	**189**	201	277	313	259
Receivables before General Provision	$M	**59,906**	54,991	49,080	42,919	39,832
General Provision	$M	**219**	209	176	152	133
Net Loans and Other Receivables	$M	**59,687**	54,782	48,904	42,767	39,699
SHARE INFORMATION						
Dividend per Ordinary Share						
- Interim	Cents	**67**	60	45	38	31
- Final	Cents	**70**	62	50	42	34
Total	Cents	**137**	122	95	80	65
Earnings per Ordinary Share						
Basic						
- before goodwill amortisation and significant items	Cents	**180.2**	160.8	142.2	124.7	101.6
- after goodwill amortisation and significant items	Cents	**160.0**	140.6	120.7	74.8	71.9
Diluted						
- before goodwill amortisation and significant items	Cents	**179.8**	160.0	141.7	124.1	101.4
- after goodwill amortisation and significant items	Cents	**160.0**	140.3	120.8	76.0	72.4
Dividend Payout Ratio	%	**85.9**	87.4	79.2	107.6	91.7
Net Tangible Assets per Ordinary Share	$	**6.31**	5.58	4.86	3.68	3.28
OTHER STATISTICS						
Branches		**390**	391	404	406	409
Staff		**7,880**	7,541	7,325	7,342	7,061
Assets per Staff	$M	**9.8**	9.3	8.6	7.5	7.4
Staff per $M Assets		**0.10**	0.11	0.12	0.13	0.14

CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

This Concise Financial Report has been derived from the consolidated entity's 2005 Full Financial Report. This Concise Financial Report cannot be expected to provide as full an understanding of the consolidated entity's financial performance, financial position and financing and investing activities as the consolidated entity's 2005 Full Financial Report.

TABLE OF CONTENTS

The Directors of St.George Bank Limited present their report together with the Concise Financial Report of the consolidated entity (St.George), being St.George Bank Limited (the Bank) and its controlled entities, for the year ended 30 September 2005.

DIRECTORS

The names of the Directors of the Bank at any time during the year or since the end of the financial year together with details of current Directors' qualifications, experience and special responsibilities are contained in the 'Board of Directors' information in the Concise Financial Report.

On 17 December 2004, Mr John Thame was appointed Chairman of the Bank, Mr Terry Davis was appointed a Director of the Bank and Mr Frank Conroy, the Bank's Chairman, retired.

Mr Len Bleasel, a Director of the Bank, announced on 26 October 2005 that he will retire at the conclusion of the Bank's Annual General Meeting to be held on 16 December 2005.

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of committees of Directors) held during the financial year that Directors were eligible to attend and the number of meetings attended by each of the Directors of the Bank during the financial year are set out in the Corporate Governance Statement in the Concise Financial Report. This information is to be regarded as incorporated into this report.

COMPANY SECRETARY

The qualifications, experience and date of appointment of the Company Secretary are contained in the Corporate Governance Statement in the Concise Financial Report.

REMUNERATION REPORT

This report sets out the disclosure requirements of AASB 1046: "Director and Executive Disclosures by Disclosing Entities". The report also contains details of remuneration required by section 300A(1) of the Corporations Act 2001 as amended by the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP 9).

A1 – Nomination and Remuneration Committee (Committee)

The Committee is responsible for overseeing St.George's remuneration arrangements. The key functions of the Committee are:

- To consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and where required, the suitability of nominations for the position of Director.
- To review and make recommendations to the Board for Board succession plans.
- To review and make recommendations to the Board with respect to the remuneration to be paid by St.George to its Managing Director and Specified Executives.
- To review and make recommendations to the Board regarding St.George's recruitment, retention and termination policies and procedures for senior executives.
- To review and make recommendations to the Board on the various material remuneration, incentive and reward programs within St.George.
- To make determinations and recommendations, as appropriate, in accordance with the rules of St.George's various employee and executive share and option plans.

Composition
Minimum of three members, the majority being independent Directors.

Chairman
Chaired by the Chairman of the Board or an independent Director.

Other Usual Attendees at Meetings
Managing Director
Group Executive, Human Resources
Company Secretary (Committee Secretary)

Meetings
At least four times a year. The Committee may also meet at such other times as considered appropriate.

Quorum
Three members.

Availability of documents
The following material is publicly available, and updated as required, by posting the material on St.George's website in a clearly marked corporate governance section:

- a description of the procedure for the selection and appointment of new Directors to the Board;
- the charter of the Committee or a summary of the role, rights, responsibilities and membership requirements for that Committee; and
- the Committee's policy for the appointment of Directors.

A2 – Specified Directors, Specified Executives and Other Executives

This report covers the remuneration arrangements for Specified Directors, Specified Executives and other executives.

Specified Directors include the Bank's Managing Director and Non-Executive Directors of the Bank.

The remuneration of the Bank's Managing Director comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives.

The remuneration of Non-Executive Directors comprises fees, superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors' Share Purchase Plan.

Specified Executives are those executives with the greatest authority for managing and setting the strategic direction of St.George and include the five highest paid executives of St.George for the 30 September 2005 financial year.

The remuneration of Specified Executives comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives. The long term incentive is delivered under the Executive Performance Share and Option Plans.

Other executives of St.George are any other executives who participate in the Bank's Executive Performance Share Plan (Performance Plan). Other executives' remuneration comprises base pay and at risk remuneration. At risk remuneration includes both short and medium term incentives.

REMUNERATION REPORT CONTINUED

A3 - Executive Reward Strategy

The Committee recognises that St.George operates in a competitive environment where the key to achieving sustained improvements in St.George's performance is through its people.

The key principles of St.George's Executive Reward Strategy are:

- rewards aligned with the interests of and creation of value for Shareholders;
- rigorous performance measures applied to rewards;
- rewards focused on short, medium and long term improvements in the performance of St.George;
- criteria used to assess and reward executives including financial and non-financial measures; and
- competitive rewards designed to attract, motivate, reward and retain key executives.

A4 - Executive Reward Structure

St.George operates a Total Target Reward (TTR) structure for executives. The TTR consists of two components:

- base (fixed) remuneration; and
- at risk remuneration (including short, medium and long term incentives).

The Committee reviews and recommends to the Board the TTR for the Managing Director and Specified Executives annually. The Specified Executives review and in turn recommend to the Managing Director the TTR for the other senior executives annually.

The Executive Reward Structure is designed to attract suitably qualified candidates and to align the reward with the performance of both the executive and St.George in accordance with the targets set.

The TTR for each executive is set having regard to independent advice from external consultants, Egan Associates, on competitive market practice for that position. When reviewing the TTR, each component is reviewed with a view to ensuring that the right balance is achieved between fixed and at risk remuneration.

The executive's TTR is targeted at the 75th percentile of comparable positions, and will only be achieved if the individual executive's and St.George's performance targets are met.

St.George has endorsed a move to a greater component of at risk pay for executives, where it is competitive within the market to do so. The Committee has set targets for the proportion of at risk pay to be achieved as a proportion of TTR. These indicative targets and prevailing market data for the position may vary depending upon the level and the nature of the executive's position.

Base (fixed) remuneration

Base remuneration provides fixed remuneration on a total cost-to-company basis, which includes any fringe benefits tax charges relating to employee benefits and also employer superannuation contributions. The amount of base remuneration is established with reference to independent market research, considering the scope and nature of the role and the executive's individual performance and experience.

There are no guaranteed increases to base remuneration in any of the service contracts of the Managing Director, Specified Executives or other executives.

The base remuneration of the Managing Director and Specified Executives for the 30 September 2005 and 30 September 2004 years are disclosed in Sections A7 and A10 of this Remuneration Report. Base remuneration is generally reviewed annually and applies for the period 1 October to 30 September each year.

At risk remuneration

At risk remuneration comprises Short, Medium and Long Term incentives.

Short Term Incentives (STIs) are subject to the achievement of targets (Key Performance Indicators) set at the beginning of the financial year. The STI can be paid in cash, or salary sacrificed and received as shares or as a superannuation contribution at the individual's election.

Medium Term Incentives (MTIs) are delivered through the granting of an award under the Performance Plan. The award represents a right to an ordinary share in the Bank, subject to the achievement of applicable performance conditions.

Long Term Incentives (LTIs) are delivered through the granting of options under the Executive Option Plan (Option Plan) or the granting of awards under the Performance Plan. The options or awards represent a right to ordinary shares in the Bank, subject to the achievement of applicable performance conditions. In the case of options, the exercise price must be paid by the holder to exercise the option. The exercise price represents the market value of the Bank's ordinary shares at the grant date. The market value represents the volume weighted average price (VWAP) traded during the five trading days prior to and including the grant date, calculated in accordance with the Performance Plan and Option Plan rules.

Managing Director's Remuneration

The service agreement of the Managing Director, Mrs Gail Kelly, was amended on 17 November 2004 from a five-year fixed term agreement to an agreement that will continue indefinitely until terminated in accordance with its notice periods specified in paragraph 9 below. The Managing Director commenced employment on 14 January 2002.

Each year, the Committee reviews and recommends to the Board the TTR and Key Performance Indicators (KPIs) in the form of a Balanced Scorecard to apply to the Managing Director for the coming year and determines the STI to be awarded based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the TTR for that position and are contingent on the achievement of St.George, individual and strategic goals set by the Board, including Financial, Service, People, Risk Management and Strategy. The Managing Director does not participate in the Committee's deliberations on her own remuneration.

The Board considers that the TTR of the Managing Director should include LTI rewards aligned to the performance of St.George and the interests of shareholders. The Option and Performance Plans facilitate the provision of LTI rewards.

The principal features of the remuneration arrangements for the Bank's Managing Director for the year ended 30 September 2005 are as follows:

(1) base annual remuneration of $1,500,000 and an STI payment as determined by the Board of Directors subject to the achievement of KPIs;

REMUNERATION REPORT CONTINUED

(2) payment of termination benefits – there is no specific entitlement to receive a payment if the Bank is acquired, except for a bona fide takeover where the options and awards become exercisable (refer point (3)), or where there is a material diminution in her role or responsibilities (refer point (7));

(3) 1,000,000 options were granted on 12 December 2001, which are subject to performance conditions and vest over 4.5 years from the grant date. The first tranche of 250,000 options vested and were exercisable from 12 June 2004. The second tranche of 250,000 options vested and were exercisable from 12 June 2005. The third tranche of 500,000 options have vested and are exercisable from 12 June 2006. On 1 October 2004, 500,000 options and 57,600 awards were granted, which are subject to performance conditions as outlined in Section A12. These options and awards become exercisable if a bona fide takeover bid for the Bank becomes unconditional, even if the performance conditions for these options have not been met;

(4) should the Managing Director terminate the service agreement (unless she does so because there has been a material diminution in her role and responsibilities), she will only receive statutory entitlements;

(5) should the Bank terminate the service agreement because of a breach by the Managing Director, only statutory entitlements will be payable;

(6) should the Bank terminate the service agreement for reasons other than a breach by the Managing Director, an amount equal to the base annual remuneration then applying is payable by the Bank;

(7) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her base annual remuneration then applying will be payable by the Bank as well as statutory entitlements;

(8) in situations (6) and (7), the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the KPIs established by the Board for paying her STI. In addition, should situation (6) or (7) occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those awards and options referred to in point (3) above, subject to satisfaction of relevant performance conditions relating to EPS and/or TSR as applicable;

(9) the notice periods for termination without cause of the agreement relating to the Managing Director's employment are:

(a) by the Board – twelve months; and

(b) by the Managing Director – six months.

Specified Executives – At Risk Remuneration
Specified Executives participate in both STIs and LTIs.

STIs
Each year, the Managing Director sets the KPIs in the form of a Balanced Scorecard for the Specified Executives that the Committee recommends for approval by the Board. The KPIs generally include measures relating to St.George, the Division and the individual, and include Financial, Service, People, Risk Management and Strategy.

The KPIs have been chosen because they directly align the individual's rewards to the key performance drivers of St.George that are set at the beginning of the financial year. In all cases, these KPIs are transparent, challenging and relevant to St.George's strategy and performance.

At the end of the financial year, the Committee assesses the actual performance of St.George, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the STI to be paid to the Specified Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the Specified Executives' performance.

Once the Board has approved the STI payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

LTIs
LTIs are provided through the Performance and Option Plans, both approved by Shareholders on 3 February 1998. Each tranche of Performance Shares and Options are subject to performance hurdles established by the Committee and approved by the Board from time to time. The Committee reviews and recommends to the Board the allocation of awards and options to the Specified Executives based on the achievement of EPS and Total Shareholder Return (TSR) outcomes, enabling an objective assessment of St.George's performance.

In April 2003, the Board adopted the Committee's recommendation that a dual performance hurdle be adopted for LTIs and that the measures of EPS and TSR be introduced. Subsequently in October 2004, the Board approved the Committee's recommendation to introduce an outperformance waiver into the dual performance hurdle. The outperformance waiver allows the whole tranche to vest where EPS or TSR outperformance hurdles as set by the Board have been achieved. The performance conditions provide for substantial growth in St.George's EPS as well as a comparative TSR hurdle.

An overview of the performance conditions for each grant of Awards and Options is outlined in Section A12.

Other Senior Executives – At Risk Remuneration
Other Senior Executives participate in the Incentive Plan (IP), which consists of both an STI (as outlined above) and an MTI.

Each year, the participants have KPIs set in the form of a Balanced Scorecard. The KPIs include measures relating to St.George and the individual and include Financial, People, Customer, Risk and Compliance and Strategy/Projects.

The performance against the Balanced Scorecard is used to determine both the quantum of the STI to be paid and the amount of awards that will be granted to the executive under the MTI. The grant date for the MTI is 1 October each year, being the commencement of the performance period.

At the end of the financial year, the direct reports to the Managing Director assess the actual performance of the individual participant against the Balanced Scorecard set at the beginning of the financial year. A recommendation is then made to the Managing Director for approval and payment.

REMUNERATION REPORT CONTINUED

Once the Managing Director has approved the STI payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

The MTI component of the IP is subject to the same performance measures outlined in the LTI, being EPS and TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as comparative TSR performance.

A5 – Relationship of Incentives to St.George's Financial Performance
Performance conditions for payment of any STI comprise a mix of financial and non-financial measures. The financial measures include targets for operating profit after tax, revenue growth, cost control, and financial ratios, depending upon the executive's responsibilities.

LTI performance conditions comprise St.George financial measures including EPS and/or TSR hurdles. The hurdles are measured from the grant date and are tested on the prescribed exercise date. If the hurdles are not achieved on the prescribed exercise date they are retested up to the final prescribed exercise date of the final tranche of the options or awards.

The Board considers that the above incentives are linked to and foster the achievement of the desired financial outcomes for St.George. The success of these incentive arrangements is demonstrated by St.George's strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in increases in shareholder returns.

The improved financial performance and benefits for shareholder wealth derived from St.George's executive incentive arrangements are demonstrated in the following results:

YEAR ENDED 30 SEPTEMBER	2005	2004	2003	2002	2001
EPS* (cents)	180.2	160.8	142.2	124.7	101.6
Annual EPS Growth* (%)	12.1	13.1	14.0	22.7	22.4
Dividends per share (cents)	137	122	95	80	65
Share Price Increase** ($)	6.04	1.36	2.79	2.52	3.99

* before goodwill and significant items.
** share price movement during the financial year.

A6 – Service Agreements – Specified Executives
The Bank has entered into service agreements with each Specified Executive that provide for the payment of benefits where the service agreement is terminated by the Bank or the Specified Executive. The service agreements are not fixed term and generally provide for the following:

(1) where the Bank terminates the service agreement other than for misconduct, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of each individual service agreement as well as statutory entitlements;

(2) where the Specified Executive terminates the service agreement because of a material diminution in his/her role or responsibility, then in addition to point (1) a further amount will be payable by the Bank as detailed below:

a) 7 weeks' base remuneration in respect of the first year of the Specified Executive's service or part thereof; and

b) 4 weeks' base remuneration for each additional year's service between 2-10 years; and

c) 3 weeks' base remuneration for each additional year's service between 11-16 years; and

d) 2 weeks' base remuneration for each additional year's service between 17-25 years; and

e) an additional 1 week's base remuneration for each year of service where the executive is age 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration;

(3) where the Specified Executive is terminated immediately and without notice for misconduct, statutory entitlements only are payable.

Specified Executives who exit the Bank during a given performance year (1 October to 30 September) will generally not receive an STI payment for that year except in the circumstances of redundancy, retirement or death. In those circumstances a pro-rata payment may be made based upon the length of service during the performance year and their performance.

LTI grants are generally forfeited where the Specified Executive resigns or is dismissed. In circumstances of redundancy, retirement or death, the Specified Executive or their estate, may be entitled to exercise some or all of the awards and options that have been granted, subject to satisfaction of relevant performance conditions relating to EPS and/or TSR as applicable.

REMUNERATION REPORT CONTINUED

The name, position held, employment commencement date and resignation date (where applicable) of the Bank's Specified Executives are as follows:

NAME	POSITION	EMPLOYMENT COMMENCEMENT DATE
Current		
G Bartlett	Group Executive – Institutional and Business Banking	8 March 1982
R Chapman	Group Executive – BankSA	1 July 2002
P Clare	Group Executive – Strategy	25 February 2002
P Fegan	Group Executive – Wealth Management and Retail Financial Services	22 July 2002
D Gall	Group Executive – Retail Business (appointed 1 March 2005)	17 April 1989
J Loebenstein	Group Executive – Information Technology	20 February 1995
S McKerihan	Chief Financial Officer	4 November 1985
B Wright	Group Executive – Human Resources	3 July 2000
Former		
A Thorburn	Group Executive – Personal Customers (resigned 1 December 2004)	24 June 2002

A7 – Remuneration of Specified Executives

Details of the nature and amount of each major element of remuneration for St.George's Specified Executives are as follows:

	PRIMARY BENEFITS			POST EMPLOYMENT	EQUITY COMPENSATION		
$'000	BASE REMUNERATION (A)	SHORT TERM INCENTIVE (B)	NON-MONETARY BENEFITS (C)	SUPERANNUATION CONTRIBUTIONS (D)	VALUE OF OPTIONS (E)	VALUE OF SHARES (F) (G)	TOTAL
2005							
Current							
G Bartlett(H)	588	600	9	12	149	214	1,572
R Chapman	445	400	–	12	126	85	1,068
P Clare(H)	513	400	–	12	175	94	1,194
P Fegan(H)	618	650	–	12	141	366	1,787
D Gall(I)	277	305	3	7	28	13	633
J Loebenstein(H)	528	360	–	12	70	182	1,152
S McKerihan(H)	713	475	–	12	110	288	1,598
B Wright	488	325	–	12	136	73	1,034
	4,170	3,515	12	91	935	1,315	10,038
Former							
A Thorburn	131	–	–	2	–	–	133
2004							
G Bartlett(H)	523	550	8	12	121	228	1,442
R Chapman	308	310	–	12	109	79	818
P Clare	438	290	–	12	128	136	1,004
P Fegan(H)	538	550	–	12	104	449	1,653
J Loebenstein(H)	478	290	–	12	51	202	1,033
S McKerihan(H)	613	405	–	12	81	322	1,433
A Thorburn(H)	488	360	–	12	154	111	1,125
B Wright	428	290	–	12	101	133	964
	3,814	3,045	8	96	849	1,660	9,472

(A) Base remuneration comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable. The Bank's superannuation contributions made on behalf of Specified Executives are disclosed separately.

(B) The Short Term Incentive relates to the Specified Executives' performance in the 30 September 2005 year and for comparatives, the 30 September 2004 year.

(C) Includes the benefit relating to an interest free loan provided to Mr G Bartlett and Mr D Gall.

(D) Includes applicable Superannuation Guarantee Charge.

REMUNERATION REPORT CONTINUED

(E) The fair value of options is calculated at the grant date using the Binomial method. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
1-Oct-02	15-Nov-04	1.96	18.16	17.77	18.1	4.87	3.71	2.5
1-Oct-02	15-Nov-05	2.32	18.16	17.77	18.1	4.95	3.71	3.5
1-Oct-03	30-Sep-05	2.08	20.40	20.32	17.2	4.83	4.28	2.5
1-Oct-03	30-Sep-06	2.10	20.40	20.32	17.2	4.92	4.28	3.5
1-Oct-03	30-Sep-07	2.12	20.40	20.32	17.2	4.98	4.28	4.5
1-Oct-04	30-Sep-06	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-04	30-Sep-07	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-04	30-Sep-08	2.21	21.70	22.01	15.0	5.25	5.70	4.5
1-Mar-05	30-Sep-06	2.14	24.56	24.67	15.0	5.50	5.30	2
1-Mar-05	30-Sep-07	2.44	24.56	24.67	15.0	5.50	5.30	3
1-Mar-05	30-Sep-08	2.61	24.56	24.67	15.0	5.50	5.30	4

(F) The fair value of awards, comprising rights over unissued shares, granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date for tranches with non-market related performance conditions. The fair value of awards for tranches with market related conditions has been determined using the binomial method at the grant date. This change in valuation methodology is in accordance with the requirements of AASB 1046A, which is effective from 1 October 2004. Comparatives have been amended accordingly, resulting in a $56,000 reduction in total remuneration reported in the 2004 year. Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

(G) Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost.

(H) Five highest paid officers of the Bank.

(I) Appointed 1 March 2005, previously held position of General Manager, Corporate and Business Bank. Remuneration for Mr D Gall is calculated from the date of appointment as a Specified Executive. Equity compensation only includes grants from the date of appointment.

In the year ended 30 September 2005, Specified Executives who had not departed the Bank became entitled to receive between 100% and 115% of their target STI for that year. In the case of Mr A Thorburn, who departed the Bank, 100% of his STI for the 2005 year was forfeited. No amounts vest in future financial years in respect of STIs for the 2005 financial year.

REMUNERATION REPORT CONTINUED

Proportion of remuneration at risk

Details of the proportion of remuneration at risk for each Specified Executive are shown in the table below. This table shows the Specified Executive's short term incentive payment and equity compensation as a percentage of their total remuneration.

	PROPORTION OF REMUNERATION AT RISK (%)		VALUE OF OPTIONS AS A PROPORTION OF REMUNERATION (%)	
SPECIFIED EXECUTIVES	2005	2004	2005	2004
Current				
G Bartlett	61.3	62.3	9.5	8.4
R Chapman	57.2	60.9	11.8	13.3
P Clare	56.0	55.2	14.7	12.7
P Fegan	64.7	66.7	7.9	6.3
D Gall	54.7	–	4.4	–
J Loebenstein	53.1	52.6	6.1	4.9
S McKerihan	54.6	56.4	6.9	5.7
B Wright	51.6	54.4	13.2	10.5
Former				
A Thorburn	–	55.6	–	13.7

A8 – Value of Equity Based Compensation

The estimated maximum and minimum value of options and awards granted to Specified Executives that vest in future years are set out in the table below. The maximum value represents the proportion of the fair value of the options and awards granted in the 30 September 2005 year and prior financial years that relate to future financial years. The minimum value of options and awards yet to vest is $nil as the related performance hurdles may not be satisfied and consequently the options or awards may not vest.

	30 SEPTEMBER 2006		30 SEPTEMBER 2007		30 SEPTEMBER 2008	
$'000	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM
Current						
G Bartlett	–	228	–	112	–	37
R Chapman	–	130	–	64	–	20
P Clare	–	161	–	79	–	25
P Fegan	–	268	–	133	–	45
D Gall	–	71	–	38	–	16
J Loebenstein	–	155	–	76	–	24
S McKerihan	–	244	–	119	–	39
B Wright	–	123	–	61	–	19

A9 – Non-Executive Directors' Remuneration Policy

The Bank's Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by Shareholders at the Annual General Meeting. The fees are determined having regard to advice from external consultants, Egan Associates, on competitive market practice. The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held on 19 December 2003, where shareholders approved an aggregate amount of $2,000,000 per annum, such sum being inclusive of all superannuation guarantee contributions that the Bank makes on behalf of Directors.

Until December 2003, the Bank's Constitution made provision for the maximum retirement allowance that the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003 and the entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount accrued to the Non-Executive Director on 30 September 2003.

REMUNERATION REPORT CONTINUED

A10 – Remuneration of Specified Directors

Details of the nature and amount of each major element of the remuneration of each Specified Director of the Bank are as follows:

$'000	PRIMARY BENEFITS			POST EMPLOYMENT		EQUITY COMPENSATION			
	BASE FEE/ REMUNERATION (A) (B)	COMMITTEE FEE (C)	SHORT TERM INCENTIVE (D)	SUPERANNUATION CONTRIBUTIONS (E)	PRESCRIBED BENEFITS (F)	VALUE OF OPTIONS (G)	VALUE OF SHARES (H)	TOTAL	RETIREMENT PROVISION (F)
2005									
Executive Director									
G P Kelly (CEO and MD)	1,488	–	1,725	12	–	812	454	4,491	–
Non-Executive Directors									
J M Thame (Chairman)	431	12	–	14	–	–	–	457	348
L F Bleasel	160	38	–	14	–	–	–	212	346
J S Curtis	160	40	–	14	–	–	–	214	340
T J Davis (appointed 17 December 2004)	126	9	–	12	–	–	–	147	–
R A F England	160	33	–	14	–	–	–	207	–
P D R Isherwood	160	47	–	14	–	–	–	221	342
L B Nicholls	160	35	–	14	–	–	–	209	145
G J Reaney	160	54	–	14	–	–	–	228	367
F J Conroy (retired 17 December 2004)	102	–	–	3	–	–	–	105	–
	1,619	268	–	113	–	–	–	2,000	1,888
2004									
Executive Director									
G P Kelly (CEO and MD)	1,338	–	1,500	12	–	688	423	3,961	–
Non-Executive Directors									
F J Conroy (Chairman)	470	–	–	11	–	–	–	481	776
L F Bleasel	150	27	–	11	–	–	–	188	346
J S Curtis	150	22	–	11	–	–	–	183	340
R A F England	10	–	–	2	–	–	–	12	–
P D R Isherwood	150	25	–	11	–	–	–	186	342
L B Nicholls	150	25	–	11	–	–	–	186	145
G J Reaney	150	41	–	11	–	–	–	202	367
J M Thame	150	33	–	11	–	–	–	194	348
	1,380	173	–	79	–	–	–	1,632	2,664

CEO and MD: Chief Executive Officer and Managing Director

(A) Base Fees for Non-Executive Directors are inclusive of the cost of shares (equivalent to the purchase price of the shares less brokerage and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational) acquired under the Non-Executive Directors' Share Purchase Plan. During the year, 9,706 shares were acquired on market and allocated to 4 Directors under this plan.

(B) Base Remuneration for the CEO and MD comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable. The Bank's superannuation contributions made on behalf of the CEO and MD are disclosed separately.

(C) Represents fees paid for representation on Board Committees.

(D) In the year ended 30 September 2005, the CEO and MD became entitled to receive 115% of her target Short Term Incentive for that year.

(E) Includes Superannuation Guarantee Charge applicable to Directors under 70 years of age.

(F) Prescribed benefits represent amounts accrued during the year in respect of Non-Executive Directors' retirement benefits. At the Bank's Annual General Meeting on 19 December 2003, shareholders approved a resolution that Non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits. Payment of retirement benefits that have already been accrued for existing Directors will not exceed the entitlement at 30 September 2003.

REMUNERATION REPORT CONTINUED

(G) In the case of the Managing Director, the fair value of options is calculated at the grant date using the Binomial method. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
12-Dec-01	12-Jun-04	2.32	16.91	17.50	20.9	4.75	3.71	3
12-Dec-01	12-Jun-05	2.69	16.91	17.50	20.9	5.05	3.71	4
12-Dec-01	12-Jun-06	2.98	16.91	17.50	20.9	5.25	3.71	5
1-Oct-04	30-Sep-06	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-04	30-Sep-07	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-04	30-Sep-08	2.21	21.70	22.01	15.0	5.25	5.70	4.5

(H) In the case of the Managing Director, the fair value of awards, comprising rights over unissued shares granted under the Executive Performance Share Plan, has been determined using the share price of the Bank's ordinary shares on the grant date. Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

The value of options included in remuneration as a percentage of total remuneration for Mrs G P Kelly in the 2005 year is 18.1% (2004: 17.4%). The proportion of total remuneration at risk for Mrs G P Kelly in the 2005 year was 66.6% (2004: 65.9%).

A11 – Value of Equity Based Compensation

The estimated maximum and minimum values of options and awards granted to Specified Directors that vest in future years are set out in the table below. The maximum value represents the proportion of the fair value of the options and awards granted in the 30 September 2005 year or prior financial years that relate to future financial years. The minimum value of options and awards yet to vest is $nil as the related performance hurdles may not be satisfied and consequently the options or awards may not vest.

	30 SEPTEMBER 2006		30 SEPTEMBER 2007		30 SEPTEMBER 2008	
$'000	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM
G P Kelly	–	1,002	–	488	–	296

REMUNERATION REPORT CONTINUED

A12 – Details of Options and Awards Held by Specified Directors and Specified Executives

Options

All options refer to options over ordinary shares of the Bank, which are exercisable on a one-for-one basis under the Executive Option Plan. The movements during the year in the number of options over ordinary shares in the Bank, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	MOVEMENT DURING THE YEAR					FAIR VALUE PER OPTION ($)
				HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2005	
Specified Director									
G P Kelly	12-Dec-01	12-Jun-04 – 12-Dec-06	16.91	250,000[1]	–	–	250,000	–	
	12-Dec-01	12-Jun-05 – 12-Dec-06	16.91	250,000	–	–	–	250,000[2]	2.69
	12-Dec-01	12-Jun-06 – 12-Dec-06	16.91	500,000	–	–	–	500,000	2.98
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	125,000	–	–	125,000	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	125,000	–	–	125,000	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	250,000	–	–	250,000	2.21
				1,000,000	500,000	–	250,000	1,250,000	
	Aggregate Value $'000			2,742	1,052	–	580	3,214	
Specified Executives – Current									
G Bartlett	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	13,734	–	–	13,734	–	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	13,734	–	–	–	13,734	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	13,734	–	–	–	13,734	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	38,548	–	–	–	38,548	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	38,548	–	–	–	38,548	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	38,548	–	–	–	38,548	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	18,000	–	–	18,000	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	18,000	–	–	18,000	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	18,000	–	–	18,000	2.21
				156,846	54,000	–	13,734	197,112	
	Aggregate Value $'000			333	112	–	27	418	
R Chapman	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	20,029	–	–	–	20,029[2]	1.96
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	25,184	–	–	–	25,184	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	25,184	–	–	–	25,184	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	25,184	–	–	–	25,184	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	16,668	–	–	16,668	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	16,668	–	–	16,668	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	16,668	–	–	16,668	2.21
				135,639	50,004	–	–	185,643	
	Aggregate Value $'000			290	104	–	–	394	
P Clare	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	24,035	–	–	–	24,035[2]	1.96
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	24,035	–	–	–	24,035	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	24,035	–	–	–	24,035	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	30,838	–	–	–	30,838	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	30,838	–	–	–	30,838	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	30,838	–	–	–	30,838	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	30,334	–	–	30,334	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	30,334	–	–	30,334	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	30,334	–	–	30,334	2.21
				164,619	91,002	–	–	255,621	
	Aggregate Value $'000			353	188	–	–	541	

REMUNERATION REPORT CONTINUED

SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	MOVEMENT DURING THE YEAR HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2005	FAIR VALUE PER OPTION ($)
P Fegan	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	15,022	–	–	15,022	–	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	15,022	–	–	–	15,022	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	15,022	–	–	–	15,022	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	30,104	–	–	–	30,104	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	30,104	–	–	–	30,104	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	30,104	–	–	–	30,104	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	22,000	–	–	22,000	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	22,000	–	–	22,000	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	22,000	–	–	22,000	2.21
				135,378	66,000	–	15,022	186,356	
	Aggregate Value $'000			288	137	–	29	396	
D Gall	1-Mar-05	30-Sep-06 – 1-Oct-10	24.56	–	15,786	–	–	15,786	2.14
	1-Mar-05	30-Sep-07 – 1-Oct-10	24.56	–	15,786	–	–	15,786	2.44
	1-Mar-05	30-Sep-08 – 1-Oct-10	24.56	–	15,786	–	–	15,786	2.61
				–	47,358	–	–	47,358	
	Aggregate Value $'000			–	114	–	–	114	
J Loebenstein	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	9,442	–	–	9,442	–	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	9,442	–	–	–	9,442	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	9,442	–	–	–	9,442	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	12,336	–	–	–	12,336	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	12,336	–	–	–	12,336	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	12,336	–	–	–	12,336	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	12,000	–	–	12,000	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	12,000	–	–	12,000	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	12,000	–	–	12,000	2.21
				65,334	36,000	–	9,442	91,892	
	Aggregate Value $'000			140	75	–	19	196	
S McKerihan	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	16,095	–	–	–	16,095[2]	1.96
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	16,095	–	–	–	16,095	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	16,095	–	–	–	16,095	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	18,724	–	–	–	18,724	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	18,724	–	–	–	18,724	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	18,724	–	–	–	18,724	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	19,000	–	–	19,000	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	19,000	–	–	19,000	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	19,000	–	–	19,000	2.21
				104,457	57,000	–	–	161,457	
	Aggregate Value $'000			225	117	–	–	342	
B Wright	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	20,029	–	–	20,029	–	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	23,128	–	–	–	23,128	2.08
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	23,128	–	–	–	23,128	2.10
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	23,128	–	–	–	23,128	2.12
	1-Oct-04	30-Sep-06 – 1-Oct-10	21.70	–	23,334	–	–	23,334	1.92
	1-Oct-04	30-Sep-07 – 1-Oct-10	21.70	–	23,334	–	–	23,334	2.07
	1-Oct-04	30-Sep-08 – 1-Oct-10	21.70	–	23,334	–	–	23,334	2.21
				129,471	70,002	–	20,029	179,444	
	Aggregate Value $'000			277	145	–	39	383	

REMUNERATION REPORT CONTINUED

SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	MOVEMENT DURING THE YEAR HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2005	FAIR VALUE PER OPTION ($)
Specified Executive – Former									
A Thorburn	1-Oct-02	15-Nov-04 – 1-Oct-07	18.16	30,043	–	–	30,043	–	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	30,043	–	30,043	–	–	
	1-Oct-02	15-Nov-05 – 1-Oct-07	18.16	30,043	–	30,043	–	–	
	1-Oct-03	30-Sep-05 – 1-Oct-09	20.40	35,977	–	35,977	–	–	
	1-Oct-03	30-Sep-06 – 1-Oct-09	20.40	35,977	–	35,977	–	–	
	1-Oct-03	30-Sep-07 – 1-Oct-09	20.40	35,977	–	35,977	–	–	
				198,060	–	168,017	30,043	–	
	Aggregate Value $'000			425	–	366	59	–	

(1) Except for these options, all options affected the Specified Director's and Specified Executives' 30 September 2005 year remuneration.

(2) Vested during the year and not exercised.

No options held by Specified Directors or Specified Executives are vested but not exercisable. No options have been granted since the end of the financial year. An overview of performance conditions for the above options are contained in the section following this table titled "Performance Conditions for Options and Awards".

Awards (Rights over Unissued Shares)

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Performance Plan or the Reward Plan. The movements during the year in the number of rights over ordinary shares in St.George Bank Limited, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	MOVEMENT DURING THE YEAR HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	FAIR VALUE PER AWARD [5] ($) NON TSR HURDLE	TSR HURDLE
Specified Director										
G P Kelly	12-Dec-01	12-Dec-04 [1],[4]	25,000	–	–	25,000	–	–		
	1-Oct-04	30-Sep-06	–	14,400	–	–	–	14,400	22.01	
	1-Oct-04	30-Sep-07	–	14,400	–	–	–	14,400	22.01	
	1-Oct-04	30-Sep-08	–	28,800	–	–	–	28,800	22.01	
			25,000	57,600	–	25,000	–	57,600		
	Aggregate value $'000		438	1,268	–	438	–	1,268		
Specified Executives – Current										
G Bartlett	1-Oct-01	15-Nov-04 [1]	9,895	–	–	9,895	–	–		
	1-Oct-01	15-Nov-04 [1]	9,895	–	–	9,895	–	–		
	1-Oct-02	15-Nov-04 [1]	4,112	–	–	4,112	–	–		
	1-Oct-02	15-Nov-05	4,112	–	–	–	–	4,112	17.77	
	1-Oct-02	15-Nov-05	4,112	–	–	–	–	4,112	17.77	
	1-Oct-03	30-Sep-05 [2]	1,840	–	–	–	–	1,840	20.32	15.17
	1-Oct-03	30-Sep-06	1,840	–	–	–	–	1,840	20.32	13.65
	1-Oct-03	30-Sep-07	1,840	–	–	–	–	1,840	20.32	12.11
	1-Oct-04	30-Sep-06	–	4,840	–	–	–	4,840	22.01	
	1-Oct-04	30-Sep-07	–	4,840	–	–	–	4,840	22.01	
	1-Oct-04	30-Sep-08	–	4,840	–	–	–	4,840	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			37,646	14,561	–	23,943	–	28,264		
	Aggregate value $'000		613	321	–	375	–	559		

REMUNERATION REPORT CONTINUED

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
R Chapman	1-Jul-02	15-Nov-04 [1]	864	–	–	864	–	–		
	1-Jul-02	15-Nov-04 [1]	864	–	–	864	–	–		
	1-Jul-02	1-Jul-04 [4],[7]	2,571	–	–	2,571	–	–		
	1-Oct-02	15-Nov-04 [1]	1,102	–	–	1,102	–	–		
	1-Oct-02	15-Nov-05	1,102	–	–	–	–	1,102	17.77	
	1-Oct-02	15-Nov-05	1,102	–	–	–	–	1,102	17.77	
	1-Oct-03	30-Sep-05 [2]	1,202	–	–	–	–	1,202	20.32	15.17
	1-Oct-03	30-Sep-06	1,202	–	–	–	–	1,202	20.32	13.65
	1-Oct-03	30-Sep-07	1,202	–	–	–	–	1,202	20.32	12.11
	1-Oct-04	30-Sep-06	–	1,920	–	–	–	1,920	22.01	
	1-Oct-04	30-Sep-07	–	1,920	–	–	–	1,920	22.01	
	1-Oct-04	30-Sep-08	–	1,920	–	–	–	1,920	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			11,211	5,801	–	5,442	–	11,570		
	Aggregate value $'000		203	127	–	103	–	227		
P Clare	25-Feb-02	15-Nov-04 [1]	3,729	–	–	3,729	–	–		
	25-Feb-02	15-Nov-04 [1]	3,729	–	–	3,729	–	–		
	25-Feb-02	25-Feb-05 [1],[4]	2,797	–	–	2,797	–	–		
	1-Oct-02	15-Nov-04 [1]	1,322	–	–	1,322	–	–		
	1-Oct-02	15-Nov-05	1,322	–	–	–	–	1,322	17.77	
	1-Oct-02	15-Nov-05	1,322	–	–	–	–	1,322	17.77	
	1-Oct-03	30-Sep-05 [2]	1,472	–	–	–	–	1,472	20.32	15.17
	1-Oct-03	30-Sep-06	1,472	–	–	–	–	1,472	20.32	13.65
	1-Oct-03	30-Sep-07	1,472	–	–	–	–	1,472	20.32	12.11
	1-Oct-04	30-Sep-06	–	1,498	–	–	–	1,498	22.01	
	1-Oct-04	30-Sep-07	–	1,498	–	–	–	1,498	22.01	
	1-Oct-04	30-Sep-08	–	1,498	–	–	–	1,498	22.01	
	19-Nov-04	19-Nov-04	–	41	–	41	–	–	24.25	
			18,637	4,535	–	11,618	–	11,554		
	Aggregate value $'000		330	100	–	209	–	221		
P Fegan	2-Jun-02	15-Nov-04 [1]	1,155	–	–	1,155	–	–		
	2-Jun-02	15-Nov-04 [1]	1,155	–	–	1,155	–	–		
	2-Jun-02	22-Jul-04 [4]	20,000	–	–	20,000	–	–		
	2-Jun-02	22-Jul-05 [2],[4],[7]	20,000	–	–	–	–	20,000		
	1-Oct-02	15-Nov-04 [1]	4,497	–	–	4,497	–	–		
	1-Oct-02	15-Nov-05	4,497	–	–	–	–	4,497	17.77	
	1-Oct-02	15-Nov-05	4,497	–	–	–	–	4,497	17.77	
	1-Oct-03	30-Sep-05 [2]	3,350	–	–	–	–	3,350	20.32	15.17
	1-Oct-03	30-Sep-06	3,350	–	–	–	–	3,350	20.32	13.65
	1-Oct-03	30-Sep-07	3,350	–	–	–	–	3,350	20.32	12.11
	1-Oct-04	30-Sep-06	–	5,914	–	–	–	5,914	22.01	
	1-Oct-04	30-Sep-07	–	5,914	–	–	–	5,914	22.01	
	1-Oct-04	30-Sep-08	–	5,914	–	–	–	5,914	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			65,851	17,783	–	26,848	–	56,786		
	Aggregate value $'000		1,246	392	–	522	–	1,116		

REMUNERATION REPORT CONTINUED

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
D Gall	1-Oct-03	30-Sep-05 [2]	–	–	–	–	2,039	2,039		
	1-Oct-03	30-Sep-05 [2]	–	–	–	–	2,286	2,286		
	1-Oct-03	30-Sep-06	–	–	–	–	2,286	2,286		
	1-Mar-05	30-Sep-06	–	718	–	–	–	718	24.67	
	1-Mar-05	30-Sep-07	–	718	–	–	–	718	24.67	
	1-Mar-05	30-Sep-08	–	718	–	–	–	718	24.67	
			–	2,154	–	–	6,611	8,765		
	Aggregate value $'000		–	54	–	–	112	166		
J Loebenstein	1-Oct-01	15-Nov-04 [1]	7,703	–	–	7,703	–	–		
	1-Oct-01	15-Nov-04 [1]	7,703	–	–	7,703	–	–		
	1-Oct-02	15-Nov-04 [1]	2,827	–	–	2,827	–	–		
	1-Oct-02	15-Nov-05	2,827	–	–	–	–	2,827	17.77	
	1-Oct-02	15-Nov-05	2,827	–	–	–	–	2,827	17.77	
	1-Oct-03	30-Sep-05 [2]	3,204	–	–	–	–	3,204	20.32	15.17
	1-Oct-03	30-Sep-06	3,204	–	–	–	–	3,204	20.32	13.65
	1-Oct-03	30-Sep-07	3,204	–	–	–	–	3,204	20.32	12.11
	1-Oct-04	30-Sep-06	–	3,226	–	–	–	3,226	22.01	
	1-Oct-04	30-Sep-07	–	3,226	–	–	–	3,226	22.01	
	1-Oct-04	30-Sep-08	–	3,226	–	–	–	3,226	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			33,499	9,719	–	18,274	–	24,944		
	Aggregate value $'000		548	214	–	285	–	477		
S McKerihan	1-Oct-01	15-Nov-04 [1]	11,924	–	–	11,924	–	–		
	1-Oct-01	15-Nov-04 [1]	11,924	–	–	11,924	–	–		
	1-Oct-02	15-Nov-04 [1]	4,819	–	–	4,819	–	–		
	1-Oct-02	15-Nov-05	4,819	–	–	–	–	4,819	17.77	
	1-Oct-02	15-Nov-05	4,819	–	–	–	–	4,819	17.77	
	1-Oct-03	30-Sep-05 [2]	4,862	–	–	–	–	4,862	20.32	15.17
	1-Oct-03	30-Sep-06	4,862	–	–	–	–	4,862	20.32	13.65
	1-Oct-03	30-Sep-07	4,862	–	–	–	–	4,862	20.32	12.11
	1-Oct-04	30-Sep-06	–	5,108	–	–	–	5,108	22.01	
	1-Oct-04	30-Sep-07	–	5,108	–	–	–	5,108	22.01	
	1-Oct-04	30-Sep-08	–	5,108	–	–	–	5,108	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			52,891	15,365	–	28,708	–	39,548		
	Aggregate value $'000		869	338	–	451	–	756		

REMUNERATION REPORT CONTINUED

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
B Wright	1-Oct-01	15-Nov-04 [1]	8,188	–	–	8,188	–	–		
	1-Oct-01	15-Nov-04 [1]	8,188	–	–	8,188	–	–		
	1-Oct-02	15-Nov-04 [1]	1,102	–	–	1,102	–	–		
	1-Oct-02	15-Nov-05	1,102	–	–	–	–	1,102	17.77	
	1-Oct-02	15-Nov-05	1,102	–	–	–	–	1,102	17.77	
	1-Oct-03	30-Sep-05 [2]	1,104	–	–	–	–	1,104	20.32	15.17
	1-Oct-03	30-Sep-06	1,104	–	–	–	–	1,104	20.32	13.65
	1-Oct-03	30-Sep-07	1,104	–	–	–	–	1,104	20.32	12.11
	1-Oct-04	30-Sep-06	–	1,152	–	–	–	1,152	22.01	
	1-Oct-04	30-Sep-07	–	1,152	–	–	–	1,152	22.01	
	1-Oct-04	30-Sep-08	–	1,152	–	–	–	1,152	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			22,994	3,497	–	17,519	–	8,972		
	Aggregate value $'000		364	78	–	271	–	171		
Specified Executive – Former										
A Thorburn	4-Apr-02	15-Nov-04 [1]	1,488	–	–	1,488	–	–		
	4-Apr-02	15-Nov-04 [1]	1,488	–	–	1,488	–	–		
	4-Apr-02	24-Jun-04 [4],[7]	3,676	–	–	3,676	–	–		
	1-Oct-02	15-Nov-04 [1]	1,652	–	–	1,652	–	–		
	1-Oct-02	15-Nov-05	1,652	–	1,652	–	–	–		
	1-Oct-02	15-Nov-05	1,652	–	1,652	–	–	–		
	1-Oct-03	30-Sep-05	1,716	–	1,716	–	–	–		
	1-Oct-03	30-Sep-06	1,716	–	1,716	–	–	–		
	1-Oct-03	30-Sep-07	1,716	–	1,716	–	–	–		
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–		
			16,756	41	8,452	8,345	–	–		
	Aggregate value $'000		297	1	145	153	–	–		

(1) Vested during the year.

(2) Vested but not exercised.

(3) There are no amounts unpaid on the shares issued as a result of the exercise of the rights.

(4) No performance conditions relate to these awards as they represent compensation for incentives forgone by the Specified Director or Specified Executives on leaving their former employer.

(5) For the 1 October 2003 grant of awards, 50% of the awards in each tranche have a TSR hurdle and 50% have an EPS hurdle.

(6) Relates to awards held by Mr D Gall prior to his appointment to the role of Specified Executive.

(7) With the exception of these awards, all other awards affect the remuneration of the Specified Director or Specified Executives for the 30 September 2005 year.

No rights held by Specified Directors or Specified Executives are vested but not exercisable. An overview of performance conditions for the above awards are contained in the section following this table titled "Performance Conditions for Options and Awards".

REMUNERATION REPORT CONTINUED

Performance Conditions for Options and Awards

1. **Managing Director – Options granted on 12 December 2001**
   1,000,000 options were granted to the Managing Director on 12 December 2001, which vest in three tranches, comprising two tranches of 250,000 options and one tranche of 500,000 options. The performance condition for each tranche was achievement of annual growth in EPS (before goodwill and significant items) of equal to or greater than 10 percent for each of the years ending 30 September 2003, 30 September 2004 and 30 September 2005. The Managing Director has satisfied the EPS performance conditions for tranche 1, tranche 2 and tranche 3 of the options. The first tranche was exercisable from 12 June 2004, the second from 12 June 2005 and the third will be exercisable from 12 June 2006.

2. **Managing Director – Options and Awards granted on 1 October 2004**
   500,000 options were granted to the Managing Director on 1 October 2004, which vest in three tranches, comprising two tranches of 125,000 options and one tranche of 250,000 options. 57,600 awards were granted to the Managing Director on 1 October 2004, which vest in two tranches of 14,400 awards and one tranche of 28,800 awards.

   Each tranche will fully vest if:

   - St.George achieves greater than or equal to 10% compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
   - TSR for St.George meets or exceeds the 75th percentile of the S&P ASX50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

   If neither of the above outcomes are achieved and;

   - TSR for St.George meets or exceeds the S&P ASX50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
   - 10% growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

3. **Specified Executives – Awards granted on 1 October 2001**
   Subject to tenure, the awards vest in the following manner if the associated conditions are satisfied:

   Tranche 1– As at 30 September 2002:

   60% vest where EPS is equal to 113.8 cents but is less than 116.7 cents

   80% vest where EPS is equal to 116.7 cents but is less than 118.1 cents

   100% vest where EPS equals or exceeds 118.1 cents

   Any tranche 1 component that has not vested is carried forward and retested with the corresponding EPS component in tranche 2.

   Tranche 2 – As at 30 September 2003:

   60% vest where EPS is equal to 122.9 cents but is less than 129.8 cents

   80% vest where EPS is equal to 129.8 cents but is less than 131.3 cents

   100% vest where EPS equals or exceeds 131.3 cents

   Any tranche 1 and tranche 2 components that have not vested are carried forward and retested with the corresponding EPS component in tranche 3.

   Tranche 3 – As at 30 September 2004:

   60% vest where EPS is equal to 132.7 cents but is less than 143.8 cents

   80% vest where EPS is equal to 143.8 cents but is less than 145.4 cents

   100% vest where EPS equals or exceeds 145.4 cents

   The EPS performance conditions for tranche 1, tranche 2 and tranche 3 of the awards have been satisfied. The first tranche was exercisable from 15 November 2003, the second from 15 November 2004 and the third from 15 November 2004.

4. **Specified Executives – Options and Awards granted on 1 October 2002 and during the 30 September 2002 year (excluding awards granted as compensation for leaving former employers)**
   Subject to tenure, the options and awards vest in the following manner if the associated conditions are satisfied:

   Tranche 1
   EPS for the year ended 30 September 2003 must exceed 137.17 cents.

   If tranche 1 does not vest it is carried forward and retested against tranche 2.

   Tranche 2
   EPS for the year ended 30 September 2004 must exceed:

   (a) the EPS for the year ended 30 September 2003 by more than 10 percent; or

   (b) that figure which EPS would have reached had the EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

   If tranche 1 and tranche 2 do not vest they are carried forward and retested with tranche 3.

   Tranche 3
   EPS for the year ended 30 September 2005 must exceed:

   (a) the EPS for the year ended 30 September 2004 by more than 10 percent; or

   (b) that figure which EPS would have reached had the EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

REMUNERATION REPORT CONTINUED

The EPS performance conditions for tranche 1, tranche 2 and tranche 3 of the awards and options have been satisfied. The first tranche was exercisable from 15 November 2004, the second from 15 November 2005 and the third from 15 November 2005.

5. **Specified Executives – Options and Awards granted on 1 October 2003**

EPS Entitlement
Subject to tenure, half of the relevant tranche's options and awards will vest if the following EPS conditions are satisfied:

Half of Tranche 1

EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the half of tranche 1 does not vest it is carried forward and retested against tranche 2.

Half of Tranche 2

EPS for the year ended 30 September 2006 must exceed:

(a) the EPS for the year ended 30 September 2005 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the tranche 1 and tranche 2 halves have not vested they are carried forward and retested with tranche 3.

Half of Tranche 3

EPS for the year ended 30 September 2007 must exceed:

(a) the EPS for the year ended 30 September 2006 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

Final Test

If the tranche 1, 2 and 3 halves remain unvested they will vest where:

EPS for the year ended 30 September 2008 either:

(a) exceeds EPS for the year ended 30 September 2007 by more than 10 percent; or

(b) at least equals the EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

TSR Entitlement
Subject to tenure, the other halves of the tranche 1, 2 and 3 options and awards will vest if St.George's TSR is equal to or exceeds the S&P ASX50 Accumulation Index in the period from the grant date to the either the prescribed exercise date or 30 September 2008, as measured on that date.

6. **Specified Directors and Specified Executives – Shares granted under the Employee Reward Share Plan on 19 November 2004**
The performance hurdles for the 2004 year were:

(1) EPS (before goodwill and significant items) equals or exceeds the EPS of the previous year by 10% or more, then 50% of the shares will vest; and

(2) Customer Service

a. Obtaining an overall Group Customer Satisfaction rating of at least 75%, then 25% of the shares will vest; and

b. Maintaining a Customer Satisfaction differential of equal to or greater than 10%, then the remaining 25% of the shares vest.

7. **Specified Executives – Overview of Options and Awards granted to Specified Executives on 1 October 2004**
Subject to tenure, each tranche of options and awards will vest if the following conditions are met:

- St.George achieves greater than or equal to 10% compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for St.George meets or exceeds the 75th percentile of the S&P ASX50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

If neither of the above outcomes are achieved and;

- TSR for St.George meets or exceeds the S&P ASX50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10% growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

CORPORATE GOVERNANCE

The Managing Director and Chief Financial Officer have provided a written statement to the Board that in their respective opinions:

(i) the financial records of St.George have been properly maintained in accordance with section 286 of the Corporations Act 2001;

(ii) the financial statements and accompanying notes comply with accounting standards and give a true and fair view of the financial position and financial performance of St.George and the Bank for the year ended 30 September 2005;

(iii) the financial statements of St.George are founded on a sound system of risk management and internal compliance which implement the policies adopted by the Board; and

(iv) the risk management, compliance and control framework adopted by St.George as it relates to financial reporting is operating effectively and efficiently, in all material respects.

NON-AUDIT SERVICES

During the year, KPMG, the Bank's auditor performed certain non-statutory audit services for which they were paid $4.033 million (2004: $4.105 million).

The Board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by resolution of the Board Audit and Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

(i) all non-audit services were subject to the corporate governance procedures adopted by St.George and have been reviewed by the Board Audit and Compliance Committee to ensure that they do not impact the integrity and objectivity of the auditor;

(ii) the non-audit services provided do not undermine the general principle relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for St.George, acting as an advocate for St.George or jointly sharing risks and rewards.

The lead auditor's independence declaration as required under section 307C of the Corporations Act 2001 is attached to and forms part of the Directors' Report.

PRINCIPAL ACTIVITIES OF THE CONSOLIDATED ENTITY

The principal activities of St.George during the financial year were undertaken by the following business segments:

Retail Bank
Retail Bank is responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits and small business banking and financial planners. This division also manage retail branches, call centres, agency network and electronic channels such as EFTPOS terminals, ATMs and Internet banking.

Institutional and Business Banking (IBB)
IBB is responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA
BankSA provides retail banking and business banking services to customers in South Australia and the Northern Territory. These services have been extended into country New South Wales and Victoria. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management
Wealth Management is responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

ST.GEORGE'S OBJECTIVE

The objective is to deliver long term sustainable quality growth by strengthening St.George's differentiation in the market.

The framework that was developed in 2002 remains relevant today:

- Deepen and strengthen relationships with customers in our chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on service
- Accelerate and empower relationship selling
- Build team and performance culture
- Optimise cost structure.

A cornerstone of achieving a differentiated position in the market involves building on St.George's strong heritage of customer service that has been a key differential from competitors. St.George is focused on specific target segments, being Middle Market, Business Customers, Enterprise Customers, Private Bank and Gold Customers, as well as intermediaries, such as Mortgage Brokers and Independent Financial Planners. The objective here is for customers to not only stay with St.George and deepen their relationships over time, but also to become advocates of St.George.

OPERATING AND FINANCIAL REVIEW

Overview of St.George

The net profit of St.George for the financial year after income tax, outside equity interests, goodwill amortisation, significant items and before preference dividends was $891 million (2004: $767 million). The net profit available to ordinary shareholders was $828 million (2004: $717 million).

The solid increase in net profit is driven from increased profit contributions from all business segments as demonstrated below:

BUSINESS SEGMENTS	NET PROFIT BEFORE TAX [1] 2005 $M	2004 $M	% INCREASE
Retail Bank	645	564	14.4
Institutional and Business Banking	420	383	9.7
BankSA	189	165	14.5
Wealth Management	151	126	19.8
	1,405	1,238	

(1) Before goodwill amortisation and write-off and significant items.

The following table provides details of returns to shareholders over the past five years:

		2005	2004	2003	2002	2001
Net profit available to shareholders	$M	828	717	606	369	336
Basic earnings per share [1]	Cents	180.2	160.8	142.2	124.7	101.6
Dividends per share	Cents	137	122	95	80	65
Share price [2]	$	27.89	21.85	20.49	17.70	15.18

(1) Before goodwill amortisation and write-off and significant items.

(2) Share price at 30 September.

Review of Financial Condition
St.George's financial position continued to strengthen during the year with shareholders' equity increasing from $5.0 billion to $5.3 billion. The improvement is primarily due to an increase in retained earnings and higher share capital as a result of the dividend re-investment plan. The final dividend for the year ended 30 September 2005 has not been provided for in the financial statements and as a result has not been deducted from retained earnings.

St.George's capital position remains strong with a total capital adequacy ratio of 11.1% at 30 September 2005 (2004: 11.1%). This ratio is above APRA's minimum requirement of 10.0%. At 30 September 2005, St.George's Adjusted Common Equity (ACE) ratio was 5.1% (2004: 5.0%).

Dividends
Information regarding dividends paid or declared by St.George since the end of the previous financial year is included in Note 3.

Review of Operations
A review of the operations of St.George is contained in the "Chairman's Report", "Managing Director's Report" and "Shareholder Friendly Financials". These sections are to be regarded as incorporated into this report.

STATE OF AFFAIRS

Significant changes in the state of affairs of St.George during the financial year were as follows:

Securitisation
The Bank securitised a total of $5.6 billion of housing loans in March, June and September 2005 through the Crusade Program (2004: $5.7 billion). The total value of securitised receivables outstanding at 30 September 2005 was $13,225 million (2004: $10,549 million).

Borrowing Transactions
In October 2004 and December 2004, the Bank issued a total of AUD$300 million of floating rate transferable deposits maturing in September 2009.

In February 2005, the Bank issued US$500 million of floating rate notes maturing in February 2010.

In March 2005, the Bank issued Đ250 million of subordinated notes that qualify as Tier 2 Capital for capital adequacy purposes, maturing in March 2015.

In June 2005, the Bank issued Đ750 million of floating rate notes, maturing in June 2010.

In July 2005, the Bank issued C$150 million of floating rate notes, maturing in July 2008.

In July 2005, the Bank issued AUD$400 million of fixed and AUD$600 million of floating rate transferable deposits, both maturing in July 2010.

ENVIRONMENTAL REGULATION

Other than stated below, the operations of the Bank and its controlled entities are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory. The Bank may however become subject to environmental regulation when enforcing securities over properties to recover outstanding debts.

The Bank plans to submit to the New South Wales government a strategy of energy use reduction in conformity with the Energy Administration Amendment (Water and Energy Savings) Act 2005.

EVENTS SUBSEQUENT TO REPORTING DATE

Since 30 September 2005, the Bank has proposed a final dividend on ordinary shares (Note 3).

The implications on St.George from the adoption of Australian Equivalents to International Financial Reporting Standards from 1 October 2005 are contained in Note 9.

To optimise the level and mix of the Group's capital base to support its growth and to reduce its overall funding costs, St.George intends to:

i. exercise its right to convert the $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006; and

ii. issue $300 million of a new Tier 1 capital instrument.

St.George is still finalising the details associated with the issue of the new Tier 1 capital instrument including form and timing. St.George is also presently considering undertaking a share buy-back in the March 2006 quarter.

Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of St.George, the results of those operations or the state of affairs of St.George in subsequent financial years.

LIKELY DEVELOPMENTS

The Bank's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Basel II framework contains three approaches for calculating the capital requirements for credit risk, being the standardised, foundation and advanced approaches. St.George lodged its application with APRA in September 2005 to apply the advanced approach for credit risk to its retail lending portfolio and the foundation approach for credit risk to its corporate lending portfolio.

The Basel II framework introduces a capital requirement for operational risk under three options being basic, standardised and advanced approaches. St.George is planning to initially adopt the standardised approach for operational risk from 1 January 2008 and transition to the advanced approach for operational risk from 1 January 2009. For both credit and operational risk, the timing of adoption of these approaches are subject to satisfying APRA's advanced level Basel II accreditation requirements.

The Bank plans to commence a two year parallel run for credit risk against the current Accord in January 2006 and commence a two year parallel run for operational risk in January 2007.

In August 2005, APRA released a discussion paper that proposes a change in its approach in determining instruments that qualify as Tier 1 capital. Under the proposals, innovative capital will be limited to 15 percent of net Tier 1 capital. For entities materially impacted by the proposed change, APRA intends to grant a transition period to January 2010, to enable compliance with the new limits. Under the proposals, any new instruments issued after 31 August 2005 that breach the proposed limits, will not be eligible for inclusion in Tier 1 capital when the limit takes effect from 1 January 2008. Based on St.George's level of innovative capital instruments, St.George may seek APRA approval to apply the transitional arrangements until 2010.

Further details of likely developments in the operations of St.George in subsequent financial years are contained in the 'Chairman's Report' and the 'Managing Director's Report'. These sections are to be regarded as incorporated into this report.

Further information regarding likely developments in the operations of St.George and the expected results thereof, has not been included in this report because the disclosure of the information would be likely to result in unreasonable prejudice towards the interests of St.George.

DIRECTORS' SHAREHOLDINGS

The relevant interests of each director in the share capital of the Bank at the date of this report are outlined in the following table. Each interest is held beneficially by the relevant director.

NAME	FULLY PAID ORDINARY SHARES	PRYMES	SAINTS	OPTIONS GRANTED OVER ORDINARY SHARES	AWARDS [1]
J M Thame	150,000	63	–	–	–
G P Kelly	275,000	–	208	1,250,000	57,600
L F Bleasel	42,573	427	–	–	–
J S Curtis [2]	19,807	–	318	–	–
T J Davis	4,988	–	–	–	–
R A F England	2,551	–	–	–	–
P D R Isherwood	26,596	–	263	–	–
L B Nicholls	4,669	–	–	–	–
G J Reaney	44,440	–	–	–	–

(1) Awards granted under the Executive Performance Share Plan that represent a right over ordinary shares.
(2) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

DIRECTORS' INTERESTS

Details of the interests held by directors of the Bank in registered schemes offered by the consolidated entity at the date of this report are as follows:

NAME	REGISTERED SCHEME	UNITS HELD
J M Thame	Advance Imputation Fund	27,981

SHARE OPTIONS

On 1 October 2004, 424,008 options were granted to 7 Specified Executives and 500,000 options were granted to the Managing Director. On 1 March 2005, 47,358 options were granted to 1 Specified Executive. No options have been granted since the end of the financial year and up to the date of this report. 338,270 ordinary shares were issued as a result of exercising options granted under the Executive Option Plan. During the year, 168,017 options were forfeited. The number of options outstanding at the date of this report is 2,554,883.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

The Bank's Constitution provides for an indemnity to each person who is or has been a director, principal executive officer or the secretary of the Bank against any liability which results directly or indirectly from facts or circumstances relating to the person serving or having served in that capacity, incurred on or after 1 April 1994 to any person whether or not arising from a prior contingent liability and, which does not arise out of conduct involving a lack of good faith and conduct known to the person to be wrongful.

In addition, such indemnity also extends to costs and expenses incurred by the person in defending civil or criminal proceedings in which judgement is given in favour of the person or in which the person is acquitted or the courts grant relief.

The Constitution also provides, to the extent permitted by law, for the directors to authorise the Bank to enter into any documentary indemnity in favour of, or insurance policy for, the benefit of a person who is or has been a director, executive officer, secretary, auditor, employee or other officer of the Bank, which indemnity or insurance policy may be in such terms as the Board of Directors approves.

DIRECTORS' AND OFFICERS' INSURANCE

The Bank has paid a premium in respect of a contract of insurance insuring certain officers of the Bank and its controlled entities against those liabilities for which insurance is permitted under the Corporations Act 2001. Such officers consist of the directors named earlier in this report, the company secretaries, executive officers, Bank officers appointed on the Bank's behalf to external directorships, and all persons deemed to be officers of the Bank and related bodies corporate under the provisions of the Corporations Act 2001, together with all other former and future directors, company secretaries and officers. Disclosure of the nature of the liabilities and the amount of the premium is prohibited under the conditions of the contract of insurance.

ROUNDING OF AMOUNTS

The Bank is a company of the kind referred to in Australian Securities and Investments Commission class order 98/100, dated 10 July 1998, as amended by class order 04/667 dated 15 July 2004. Accordingly, amounts in this report and the accompanying Concise Financial Statements have been rounded to the nearest one million dollars except where otherwise indicated.

Signed in accordance with a resolution of the directors.

J M Thame
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Signed at Sydney, New South Wales
8 November 2005

KPMG
10 Shelley Street
Sydney NSW 2000

PO Box H67
Australia Square 1213
Australia

ABN: 51 194 660 183
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

Lead Auditor's Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of St.George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 September 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

John Teer
Partner

Sydney

8 November 2005

STATEMENT OF FINANCIAL PERFORMANCE

The net profit of St.George for the financial year after income tax, outside equity interests, goodwill amortisation, significant items and before preference dividends was $891 million (30 September 2004: $767 million). The net profit available to ordinary shareholders was $828 million (30 September 2004: $717 million).

Net profit after income tax and preference dividends and before significant items was $828 million (30 September 2004: $717 million).

Return on average ordinary equity (before goodwill amortisation and significant items) increased to 22.62% (30 September 2004: 21.42%).

Basic earnings per ordinary share increased to 160.0 cents from 140.6 cents. Alternative basic earnings per ordinary share (before goodwill amortisation and significant items) increased to 180.2 cents (30 September 2004: 160.8 cents).

Net interest income for the year was $1,707 million (30 September 2004: $1,612 million) an increase of 5.9%. Interest margin fell from 2.70% for the year ended 30 September 2004 to 2.59% for the year ended 30 September 2005. Factors impacting the margin include increased proportion of wholesale borrowings to fund strong lending growth and a change in the retail deposit mix driven by strong growth in higher yielding accounts.

Other income before significant items, has grown 11.5% to $1,068 million from $958 million in the prior year. This was due to strong growth in bank acceptances, managed funds and securitisation activities together with increased trading income and fee income on deposit and transaction accounts.

Total operating expenses (before goodwill amortisation and significant items) were $1,263 million for the year ended 30 September 2005 (30 September 2004: $1,222 million) an increase of 3.4%, reflecting effective cost management.

Staff expenses increased by $48 million or 7.6% to $677 million (30 September 2004: $629 million). This increase includes an average wage increase of 4.2% effective 1 October 2004, and an increase in staff to drive future growth in Victoria, Queensland and Middle Market segments.

Deferred expenditure amortisation (before significant items) decreased by $24 million compared to the previous year.

Occupancy expenses were $136 million, compared to $132 million in the previous year, reflecting an increase in rental expense resulting from the sale and lease back of a number of branches in recent years.

The expense to income ratio, excluding goodwill amortisation and significant items fell to 45.5% from 47.5% last year.

The charge for bad and doubtful debts decreased to $110 million (30 September 2004: $112 million).

The effective tax rate for 30 September 2005 was 31.8% (30 September 2004: 32.8%) primarily as a result of the amortisation of goodwill.

STATEMENT OF FINANCIAL POSITION

Total assets were $77.6 billion at 30 September 2005 (30 September 2004: $70.0 billion), an increase of 10.9%. The following items impacted total assets:

- new securitisations of $5.6 billion of residential lending receivables through the Crusade Program, taking the balance of securitised loans to $13.2 billion at 30 September 2005 (30 September 2004: $10.5 billion);
- strong growth in the utilisation of bank acceptances by commercial banking customers. The focus on this product has resulted in growth of 38.3% during the year to $7,098 million (30 September 2004: $5,132 million); and
- loans and receivables grew to $59.7 billion (30 September 2004: $54.8 billion), an increase of 9.0%.

Total liabilities increased by 11.3% to $72.3 billion (30 September 2004: $64.9 billion). Despite intense competition, retail deposits increased by 9.0% to $39.4 billion, which was used to fund part of the growth in St.George's assets. Within retail funding, transaction account balances increased by 6.6% during the year.

Shareholders' equity increased to $5.3 billion from $5.0 billion at 30 September 2004, primarily due to the issue of 5.4 million ordinary shares under the Bank's dividend reinvestment plan raising $135 million in capital and an increase in retained earnings.

STATEMENT OF CASH FLOWS

Net cash used in operating activities was $99 million, which was impacted by the purchase of trading securities.

Net cash used in investing activities of $4,622 million related to growth in loans and receivables.

Net cash provided by financing activities of $5,203 million reflected growth in deposits and other borrowings.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2005

		CONSOLIDATED	
	NOTE	**2005 $M**	2004 $M
Interest income		**4,686**	4,116
Interest expense		**2,979**	2,504
Net interest income		**1,707**	1,612
Other income	2	**1,084**	975
Total ordinary income (net of interest expense)		**2,791**	2,587
Charge for bad and doubtful debts		**110**	112
Operating expenses			
- staff		**677**	629
- computer and equipment		**169**	210
- occupancy		**136**	132
- administration and other		**297**	268
Total operating expenses	2	**1,279**	1,239
Share of net profit of equity accounted associates		**3**	2
Goodwill amortisation and write-off		**105**	103
Profit from ordinary activities before income tax		**1,300**	1,135
Income tax expense	2,7	**414**	372
Profit from ordinary activities after income tax		**886**	763
Net loss attributable to outside equity interests		**(5)**	(4)
Net profit attributable to members of the Bank		**891**	767
Non Owner Changes in Equity			
Net increase in asset revaluation and realisation reserve		**5**	-
Net decrease in claims equalisation reserve		**-**	(19)
Foreign currency translation adjustment		**2**	2
		7	(17)
Total changes in equity other than those resulting from transactions with owners as owners		**898**	750
Dividends per ordinary share (cents)			
- Interim dividend paid	3	**67**	60
- Final dividend proposed	3	**70**	62
Basic earnings per ordinary share (cents)	4	**160.0**	140.6
Diluted earnings per ordinary share (cents)	4	**160.0**	140.3
Basic earnings per preferred resetting yield marketable equity security ($)	4	**6.36**	6.36
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	4	**4.85**	4.75

The Statement of Financial Performance should be read in conjunction with the discussion and analysis on page 74 and the accompanying notes to the financial statements.

STATEMENT OF FINANCIAL POSITION

AS AT 30 SEPTEMBER 2005

	NOTE	CONSOLIDATED 2005 $M	2004 $M
ASSETS			
Cash and liquid assets		**1,184**	1,180
Due from other financial institutions		**529**	371
Trading securities		**6,295**	5,200
Investment securities		**18**	415
Loans and other receivables		**59,687**	54,782
Bank acceptances of customers		**7,098**	5,132
Investment in associated companies		**-**	2
Other investments		**67**	76
Property, plant and equipment		**459**	472
Goodwill		**1,060**	1,165
Other assets		**1,192**	1,165
TOTAL ASSETS		**77,589**	69,960
LIABILITIES			
Deposits and other borrowings		**48,149**	46,083
Due to other financial institutions		**91**	758
Bank acceptances		**7,098**	5,132
Provision for dividends		**12**	12
Income tax liability		**353**	365
Other provisions		**109**	106
Bonds and notes		**13,139**	9,769
Loan capital		**1,956**	1,619
Bills payable and other liabilities		**1,349**	1,087
TOTAL LIABILITIES		**72,256**	64,931
NET ASSETS		**5,333**	5,029
SHAREHOLDERS' EQUITY			
Share capital	5	**4,105**	3,964
Reserves		**94**	87
Retained profits	6	**781**	619
SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE BANK		**4,980**	4,670
Outside equity interests in controlled entities		**353**	359
TOTAL SHAREHOLDERS' EQUITY		**5,333**	5,029

The Statement of Financial Position should be read in conjunction with the discussion and analysis on page 74 and the accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	CONSOLIDATED 2005 $M	2004 $M
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest received	**4,673**	4,121
Interest paid	**(2,994)**	(2,398)
Dividends received	**5**	4
Other income received	**1,208**	1,194
Operating expenses paid	**(1,445)**	(1,420)
Income taxes paid	**(456)**	(342)
Net (payments for)/proceeds from the sale and purchase of trading securities	**(1,090)**	44
Net cash (used in)/provided by operating activities	**(99)**	1,203
CASH FLOWS FROM INVESTING ACTIVITIES		
Disposal of controlled entities	**-**	12
Net proceeds from/(payments for) the sale and purchase of investment securities	**394**	(269)
Net increase in loans and other receivables	**(4,979)**	(5,878)
Payments for shares	**(2)**	(13)
Proceeds from sale of shares	**20**	39
Proceeds from sale of businesses	**47**	-
Proceeds from sale of other investments	**7**	25
Research and development costs	**(7)**	-
Payments for property, plant and equipment	**(68)**	(71)
Proceeds from sale of property, plant and equipment	**39**	51
Net increase in other assets	**(73)**	(112)
Net cash used in investing activities	**(4,622)**	(6,216)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	**2,082**	736
Proceeds from other borrowings	**25,389**	27,183
Repayment of other borrowings	**(22,099)**	(23,324)
Proceeds from loan capital	**421**	578
Net (decrease)/increase in other liabilities	**(4)**	201
Proceeds from the issue of shares	**6**	-
Net proceeds from the issue of SAINTS	**-**	345
Net proceeds from the issue of perpetual notes	**2**	12
Dividends paid (net of DRP)	**(594)**	(457)
Net cash provided by financing activities	**5,203**	5,274
Net increase in cash and cash equivalents	**482**	261
Cash and cash equivalents at the beginning of the financial year	**674**	413
Cash and cash equivalents at the end of the financial year	**1,156**	674

The Statement of Cash Flows should be read in conjunction with the discussion and analysis on page 74 and the accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

NOTE 1 BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039: "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Full Financial Report of St.George for the financial year. Other information included in the Concise Financial Report is consistent with St.George's Full Financial Report. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of St.George as the Full Financial Report.

A full description of the accounting policies adopted by St.George may be found in St.George's Full Financial Report. The accounting policies have been consistently applied and are consistent with those of the previous year.

NOTE 2 INDIVIDUALLY SIGNIFICANT ITEMS

	CONSOLIDATED	
	2005 $M	2004 $M
Other income		
Other income before individually significant items	**1,068**	958
Individually Significant Items		
Profit on sale of fixed assets (i)	**27**	–
Write-off of deferred home loan broker commissions (ii)	**(11)**	–
Profit on sale of shares (iv)	**-**	17
	16	17
Total other income	**1,084**	975
Operating expenses		
Operating expenses before individually significant item	**1,263**	1,222
Individually Significant Item		
Write-off of computer applications and equipment (iii),(v)	**16**	17
Total operating expenses	**1,279**	1,239
Income tax expense		
Income tax expense before individually significant items	**414**	372
Individually Significant Items		
Income tax expense on profit on sale of fixed assets (i)	**8**	–
Income tax benefit on write-off of deferred home loan broker commissions (ii)	**(3)**	–
Income tax benefit on write-off of computer applications and equipment (iii),(v)	**(5)**	(5)
Income tax expense on profit on sale of shares (iv)	**-**	5
	-	–
Total income tax expense	**414**	372
SUMMARY		
Profit before tax from individually significant items	**-**	–
Tax expense attributable to individually significant items	**-**	–
Net impact after tax from individually significant items	**-**	–

September 2005 year

(i) On 31 December 2004, the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network.

(ii) The Bank has progressively changed its strategy in respect of its residential introductory loan portfolio as the portfolio typically has a shorter life and a lower interest margin than other residential loan products. The introduction of new products and the change in strategy have resulted in a significant reduction in the balance of the introductory loan portfolio in recent years. As a result, from 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

(iii) Comprises a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

September 2004 year

(iv) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(v) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank commenced replacing CLAS during the year ending 30 September 2005.

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2005					
Interim 2005 - ordinary shares	**67.0**	**347**	**4-Jul-05**	**30%**	**100%**
Final 2004 - ordinary shares	***62.0***	**319**	**17-Dec-04**	**30%**	**100%**
Depositary capital securities [1],[9]		**6**	**31-Dec-04**	**-**	**-**
Depositary capital securities		**14**	**30-Jun-05**	**-**	**-**
Depositary capital securities [2]		**7**	**31-Dec-05**	**-**	**-**
Preferred resetting yield marketable equity securities [4]		**7**	**21-Feb-05**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**22-Aug-05**	**30%**	**100%**
Preferred resetting yield marketable equity securities [6]		**2**	**20-Feb-06**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities [7]		**2**	**22-Nov-04**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities		**4**	**21-Feb-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities		**4**	**20-May-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities		**4**	**22-Aug-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities [8]		**3**	**21-Nov-05**	**30%**	**100%**
		729			
2004					
Interim 2004 - ordinary shares	60.0	306	2-Jul-04	30%	100%
Final 2003 - ordinary shares	50.0	253	19-Dec-03	30%	100%
Depositary capital securities [3]		6	31-Dec-03	-	-
Depositary capital securities		15	30-Jun-04	-	-
Depositary capital securities [1]		8	31-Dec-04	-	-
Preferred resetting yield marketable equity securities [5]		7	20-Feb-04	30%	100%
Preferred resetting yield marketable equity securities		10	20-Aug-04	30%	100%
Preferred resetting yield marketable equity securities [4]		2	21-Feb-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities [7]		2	22-Nov-04	30%	100%
		609			

(1) A total dividend of $14 million was paid of which $6 million relates to the 2005 financial year and $8 million related to the 2004 financial year.

(2) A total dividend of approximately $14 million will be payable on 31 December 2005 of which $7 million relates to the 2005 financial year.

(3) A total dividend of $14 million was paid of which $6 million related to the 2004 financial year and $8 million related to the 2003 financial year.

(4) A total dividend of $9 million was paid of which $7 million relates to the 2005 financial year and $2 million related to the 2004 financial year.

(5) A total dividend of $9 million was paid of which $7 million related to the 2004 financial year and $2 million related to the 2003 financial year.

(6) A total dividend of $9 million will be payable on 20 February 2006 of which $2 million relates to the 2005 financial year.

(7) A total dividend of $4 million was paid of which $2 million relates to the 2005 financial year and $2 million related to the 2004 financial year.

(8) A total dividend of $4 million will be payable on 21 November 2005 of which $3 million relates to the 2005 financial year.

(9) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

NOTE 3 DIVIDENDS PROVIDED FOR OR PAID

SUBSEQUENT EVENTS

Since the end of the financial year, the directors declared the following dividend:

TYPE	CENTS PER SHARE	CONSOLIDATED $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
Final - ordinary	70.0	364	14-Dec-05	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2005 and will be recognised in subsequent financial statements.

DIVIDEND FRANKING ACCOUNT

It is anticipated that the balance of the consolidated franking account will be $555 million (2004: $405 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and

(ii) franking debits that will arise from the payment of dividends recognised as a liability; and

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that St.George may be prevented from distributing in the subsequent financial year.

After also allowing for the 30 September 2005 year final ordinary dividend, the consolidated franking account will be $401 million (30 September 2004: $268 million).

NOTE 4 EARNINGS PER SHARE

		CONSOLIDATED 2005	2004
Earnings per share			
Basic - ordinary	Cents	**160.0**	140.6
Diluted - ordinary	Cents	**160.0**	140.3
Basic - PRYMES[1]	$	**6.36**	6.36
Basic - SAINTS[2]	$	**4.85**	4.75
Alternative earnings per share[3]			
Basic - ordinary	Cents	**180.2**	160.8
Diluted - ordinary	Cents	**179.8**	160.0
Weighted average number of shares			
Basic - ordinary		**517,761,805**	509,896,418
Diluted - ordinary		**529,544,933**	524,322,385
PRYMES		**3,000,000**	3,000,000
SAINTS		**3,500,000**	469,863

(1) Preferred Resetting Yield Marketable Equity Securities.

(2) Subordinated Adjustable Income Non-Refundable Tier 1 Securities.

(3) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

NOTE 5 SHARE CAPITAL

	CONSOLIDATED			
	2005 $M	2004 $M	**2005 NO. OF SHARES**	2004 NO. OF SHARES
Issued and paid-up capital				
Fully paid ordinary shares	**3,454**	3,313	**520,407,464**	513,788,050
Fully paid PRYMES	**291**	291	**3,000,000**	3,000,000
Fully paid SAINTS	**345**	345	**3,500,000**	3,500,000
General Reserve	**15**	15		
	4,105	3,964		
Issued and un-called capital				
Borrowers' shares unpaid	**-**	-	**4,088**	4,766
Depositors' shares unpaid	**-**	-	**256,180**	274,304
Movements in ordinary share capital				
Balance at beginning of the financial year	**3,313**	3,162	**513,788,050**	505,592,816
Dividend Reinvestment Plan				
• 2002/2003 final dividend	**-**	63	**-**	3,250,056
• 2003/2004 interim dividend	**-**	88	**-**	3,985,496
• 2003/2004 final dividend	**70**	-	**2,893,267**	-
• 2004/2005 interim dividend	**65**	-	**2,496,221**	-
Executive Option Plan	**6**	-	**338,270**	30,000
Employee Reward Share Plan	**-**	-	**288,763**	312,571
Executive Performance Share Plan	**-**	-	**602,893**	617,111
Balance at end of the financial year	**3,454**	3,313	**520,407,464**	513,788,050

NOTE 6 RETAINED PROFITS

Retained profits at the beginning of the year	**619**	442
Net profit after income tax attributable to members of the Bank	**891**	767
Total available for appropriation	**1,510**	1,209
Dividends recognised during the year	**(729)**	(609)
Transfer from reserve	**-**	19
Retained profits at the end of the year	**781**	619

NOTE 7 INCOME TAX EXPENSE

	CONSOLIDATED 2005 $M	2004 $M
Income tax expense shown in the Statement of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:		
Profit from ordinary activities before income tax	**1,300**	1,135
Prima facie income tax expense calculated at 30% of ordinary profit	**390**	341
Add increases in income tax expense due to:		
Amortisation of goodwill and write-off	**32**	31
Depreciation on buildings	**2**	2
General provision for doubtful debts	**3**	10
Tax losses not recognised	**3**	5
Other non-deductible expenditure	**-**	1
Less decreases in income tax expense due to:		
Deduction allowable on depositary capital securities [1]	**-**	6
Deduction allowable on shares issued under Employee Reward Share Plan	**2**	2
Deductions allowable on buildings	**2**	2
Rebateable and franked dividends	**2**	2
Difference between accounting profit and assessable profit on disposal of shares	**5**	–
Difference between accounting profit and assessable profit on disposal of businesses	**4**	–
Difference between accounting profit and assessable profit on disposal of properties	**-**	2
Tax benefit recognised on entering tax consolidation [2]	**-**	2
Other items	**1**	2
Income tax expense	**414**	372

(1) The ATO has issued St.George with amended assessments for 1998 to 2003 relating to interest deductions claimed by St.George in respect of the subordinated debentures issued to St.George Funding Company LLC as part of the DCS transaction. These amended assessments total $137 million (after tax) comprising $102 million of primary tax and interest and penalties of $35 million (after tax). In August 2005, the ATO denied the Bank's objection to its amended assessments.

St.George previously advised that amended assessments relating to this issue would total $164 million after tax for the 1998 to 2004 years. The Bank has decided not to claim a $12 million tax deduction attributable to this transaction for the 2004 year, which reduced the amended assessments issued by the ATO to $152 million from $164 million after tax. The ATO has reduced the interest and penalties applicable to this matter by $15 million after tax, resulting in the amended assessments totalling $137 million after tax.

From 1 October 2004 onwards, St.George has decided to take a conservative approach and not recognise a tax benefit on interest paid on the subordinated debentures.

St.George remains confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries. Accordingly, St.George has not charged to its Statement of Financial Performance any amounts due under the amended assessments. St.George has discussed and agreed this treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years. St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

(2) The Bank elected to remeasure the tax cost value of the assets of certain entities that comprise the tax consolidated group. A net tax benefit of $2 million was recognised by these subsidiaries on 1 October 2003 on entering tax consolidation.

NOTE 8 SEGMENTAL RESULTS

(a) Business Segments

Business segments are based on St.George's organisational structure. St.George comprises four business segments, namely:

Retail Bank (RB) (formerly Personal Customers) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in this segment.

Institutional and Business Banking (IBB) – responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of St.George's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

Effective 1 October 2004, responsibility for financial planners was transferred from WM to RB and BSA segments. Comparatives have been amended accordingly.

NOTE 8 SEGMENTAL RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2005	RETAIL BANK $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	970	411	262	64	–	1,707
Other income	445	270	93	260	–	1,068
Individually significant items	–	–	–	–	16	16
Total segment revenue	1,415	681	355	324	16	2,791
Segment expenses						
Bad and doubtful debts	68	29	9	4	–	110
Operating expenses						
– Other provisions	24	25	8	13	–	70
– Depreciation	50	7	9	1	–	67
– Deferred expenditure amortisation	30	3	4	1	–	38
– Other expenses	598	200	136	154	–	1,088
Total operating expenses	702	235	157	169	–	1,263
Individually significant item	–	–	–	–	16	16
Goodwill amortisation and write-off	–	–	–	–	105	105
Total segment expenses	770	264	166	173	121	1,494
Share of profit of investment in associates	–	(3)	–	–	–	(3)
Profit/(loss) before income tax expense	645	420	189	151	(105)	1,300
Expense to income ratio [1]	49.6%	34.5%	44.2%	52.2%		
Income tax expense						414
Profit after income tax						886
Outside equity interests (OEI)						(5)
Profit after income tax and OEI						891
AS AT 30 SEPTEMBER 2005						
Segment Assets	36,843	25,044	9,675	3,791	2,236	77,589
Segment Liabilities	25,256	38,619	6,785	1,027	569	72,256
Other Segment Disclosure						
– Securitised loans	12,419	25	766	15	–	13,225
– Managed funds	2,004	–	438	30,200	–	32,642

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

NOTE 8 SEGMENTAL RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2004	RETAIL BANK $M	INSTITUTIONAL & BUSINESS BANKING $M	BANKSA $M	WEALTH MANAGEMENT $M	OTHER $M	CONSOLIDATED $M
Segment revenue						
Net interest income	931	379	246	56	–	1,612
Other income	417	235	82	224	–	958
Individually significant item	–	–	–	–	17	17
Total segment revenue	1,348	614	328	280	17	2,587
Segment expenses						
Bad and doubtful debts	66	33	11	2	–	112
Operating expenses						
– Other provisions	34	21	7	10	–	72
– Depreciation	53	6	9	1	–	69
– Deferred expenditure amortisation	49	5	7	1	–	62
– Other expenses	582	168	129	140	–	1,019
Total operating expenses	718	200	152	152	–	1,222
Individually significant item	–	–	–	–	17	17
Goodwill amortisation	–	–	–	–	103	103
Total segment expenses	784	233	163	154	120	1,454
Share of profit of investments in associates	–	(2)	–	–	–	(2)
Profit/(loss) before income tax expense	564	383	165	126	(103)	1,135
Expense to income ratio [(1)]	53.3%	32.6%	46.3%	54.3%		
Income tax expense						372
Profit after income tax						763
Outside equity interests (OEI)						(4)
Profit after income tax and OEI						767
AS AT 30 SEPTEMBER 2004						
Assets						
– investment in associates	–	–	–	–	2	2
– other assets	33,796	22,061	8,644	3,157	2,300	69,958
Segment Assets	33,796	22,061	8,644	3,157	2,302	69,960
Segment Liabilities	24,001	33,433	5,974	797	726	64,931
Other Segment Disclosure						
– Securitised loans	10,172	–	377	–	–	10,549
– Managed funds	1,761	–	388	22,676	–	24,825

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

(b) Geographical Segments
St.George operates predominantly in Australia.

NOTE 9 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005 Australian reporting entities must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board. This will involve St.George preparing its first set of financial statements applying Australian Equivalents to International Financial Reporting Standards (AIFRS) for the half-year ending 31 March 2006.

AIFRS requires the restatement of comparative financial statements using all standards except AASB 132: "Financial Instruments: Disclosure and Presentation", AASB 139: "Financial Instruments: Recognition and Measurement" and AASB 4: "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. St.George has elected to adopt these transitional provisions and not provide comparative information for AASB 4, 132 and 139. Except for those Standards mentioned above, AIFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transition adjustments for those Standards where comparatives are not required will be made at 1 October 2005.

The differences between Australian Generally Accepted Accounting Principles (AGAAP) and AIFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of St.George are summarised below.

AIFRS transitional adjustments applicable at 1 October 2004 are detailed in section (ii). Transitional adjustments applicable at 1 October 2005 (AASB 4, 132 and 139) are detailed in section (iii), with the exception of loan provisioning where St.George has not finalised its approach.

Section (iv) restates shareholders' equity at 1 October 2004 for AIFRS transition adjustments applicable at this date.

Section (v) restates St.George's 30 September 2005 statement of financial performance result for AIFRS items requiring comparative balances.

Section (vi) restates shareholders' equity at 1 October 2005 for AIFRS transition adjustments applicable at that date (except loan provisioning) and reflects the impact of the restated 30 September 2005 statement of financial performance results together with the impact of 1 October 2004 transition adjustments.

(i) Transition Management

St.George established an AIFRS conversion program in April 2003. A project team is responsible for assessing the impact that AIFRS will have on St.George's accounting and reporting, ensuring systems are in place to capture AIFRS information, and putting in place the framework to ensure St.George complies with AIFRS by 1 October 2005. The AIFRS project is monitored by a Steering Committee chaired by the Chief Financial Officer and regular updates are provided to the Board Audit and Compliance Committee and the Board.

The project is substantially complete with the exception of the loan provisioning work stream, which has been utilising data from the Credit Risk Stream of St.George's Basel II project. A number of credit risk variables are yet to be finalised and subject to audit. In addition, there is ongoing uncertainty around AIFRS interpretations and development of industry practice in this area. Consequentially, St.George has not yet reached a view as to the final level of collective provision that will replace the existing AGAAP general provision. St.George expects to be in a position to fully comply with the requirements of AIFRS for the year ending 30 September 2006.

The transitional adjustments identified are based on the current status of the project and are the current best estimates based on accounting interpretations as at this reporting date. The following summary should not be taken as an exhaustive list of all the differences between AGAAP and AIFRS. The adjustments may change if the accounting standards or industry interpretation of these standards change. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

(ii) AIFRS Impacts from 1 October 2004

(A) Income tax
The transition to AIFRS will require the adoption of a balance sheet approach to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of an asset/liability and its tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to other AIFRS standards as at 1 October 2004, comprise an increase of $2 million in deferred tax assets associated with the defined benefit superannuation deficit, an increase of $29 million in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to opening retained earnings and a decrease of $4 million in deferred tax liabilities relating to the change in revenue recognition for leveraged leases. The nature of these adjustments is further explained below.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million.

Additional tax effects will arise in respect of the 1 October 2005 transitional adjustments. The recognition of the Depositary Capital Securities (DCS) at fair value will result in an increase of $6 million in deferred tax assets. The deferral of transaction fees and costs will result in an increase in deferred tax assets of $32 million and deferred tax liabilities of $5 million. The recognition of fair value hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting will result in the recognition of deferred tax assets of $8 million. The recognition of cash flow hedging derivatives will result in the recognition of deferred tax assets of $5 million. The recognition of assets and liabilities at fair value will give rise to the recognition of a deferred tax liability of $2 million for available for sale investments.

NOTE 9 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(B) Share Based Payments
St.George does not currently recognise an expense in relation to its employee share and option schemes. On adoption of AIFRS, St.George will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods, adjusting for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the transitional requirements of AASB 1: "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", St.George is only required to apply AASB 2: "Share-Based Payment" to equity instruments granted after 7 November 2002 that vest after 1 January 2005.

A transitional adjustment will be recognised as a reduction to opening retained earnings in respect of AASB 2 for $4 million representing the amortisation over the vesting period of employee equity grants to the date of transition. An expense of $13 million has been recognised in restating the 30 September 2005 result for AIFRS.

(C) Goodwill
Goodwill acquired in a business combination will not require amortisation, but continues to be subject to an annual assessment for impairment. If there is an impairment, it will be recognised immediately in the statement of financial performance.

The elimination of goodwill amortisation will have the effect of reducing operating expenses and therefore improving reported profits of St.George, subject to any impairment charges that may be required from time to time. Under AIFRS, such impairment charges may result in increased volatility of future earnings where impairment occurs.

No impairment adjustment to opening retained earnings arises as at 1 October 2004 or 30 September 2005 in respect of this issue.

$101 million of goodwill amortisation has been reversed in restating the 30 September 2005 result for AIFRS.

(D) Consolidation of Special Purpose Entities and Securitisation
AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of St.George's assets and assets held in trusts will need to be consolidated under AIFRS.

This will result in an estimated gross up of the assets and liabilities recorded within the statement of financial position of $13.6 billion as at 30 September 2005 (2004: $11.2 billion) in relation to the securitisation of St.George's assets and $1.0 billion (2004: $1.0 billion) in relation to other assets held in trusts.

Certain assets held in trusts that will be recognised on consolidation will be classified as Available for Sale securities. Movements in the fair value of these assets will be recognised in the Available for Sale reserve within equity. The value of the Available for Sale reserve at 1 October 2005 was $4 million net of tax.

There is no net profit impact arising from the consolidation of these vehicles.

(E) Leveraged Leases
Income on leveraged leases is currently recognised progressively over the lease term on an effective yield after tax basis. Related upfront fee income on leveraged leases is recognised upon receipt.

Under AIFRS, income including upfront fees will be recognised on an effective pre-tax yield basis.

A transitional adjustment to increase unearned income by $13 million will be recognised, together with a decrease in the deferred tax liability of $4 million, resulting in a $9 million reduction in retained earnings at 1 October 2004.

(F) Property, Plant and Equipment
St.George carries land and buildings at revalued amounts. Revaluations are carried out over a three year period. Increments and decrements recognised upon revaluation are recorded in the Asset Revaluation and Asset Realisation reserve.

On transition to AIFRS, AASB 1 provides for a number of options to account for property, plant and equipment. These include amortised cost, deeming the last revaluations as cost or continuing with a fair value regime.

Under AIFRS, St.George intends to carry land and buildings at deemed cost, being the revalued balances as at 1 October 2004. The balance of the asset revaluation and realisation reserve of $83 million is transferred to opening retained earnings and together with the recognition of a deferred tax liability of $29 million will result in an increase in retained earnings of $54 million at 1 October 2004. In addition, the movement in the asset revaluation reserve during 2005 of $5 million has been reversed.

The AIFRS result for the 30 September 2005 year has been reduced by $1 million after tax reflecting the combined impact of a land and building impairment that was not reflected in the AGAAP statement of financial performance but was recognised in the AGAAP asset revaluation reserve of $2 million after tax and the reversal of a deferred tax liability of $1 million on buildings sold during 2005.

NOTE 9 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(G) Employee Benefits
St.George does not recognise an asset or liability in its statement of financial position for the net position of the defined benefit superannuation scheme sponsored by St.George.

On adoption of AIFRS, AASB 119: "Employee Benefits" requires the recognition of the net position of the scheme as a transitional adjustment in the statement of financial position, with a corresponding adjustment to opening retained earnings. The transitional adjustment is based on an actuarial valuation conducted in accordance with AASB 119 of the scheme as at the transition date. This adjustment will result in a $5 million defined benefit superannuation liability, a $2 million increase in deferred tax assets and a decrease to opening retained earnings of $3 million.

The revised AASB 119 (December 2004) permits a number of options for recognising actuarial gains and losses on an ongoing basis. St.George intends to adopt the revised AASB 119 and has elected to apply the option to recognise actuarial gains and losses directly in retained earnings.

(H) Life Insurance Accounting
On transition to AIFRS, the asset representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As St.George's life insurance entity does not currently carry any EMVONA, this requirement will have no impact.

(iii) AIFRS Impacts from 1 October 2005

(I) Hybrid Financial Instruments
PRYMES and DCS, which are currently classified as equity, are classified as debt under AIFRS. This resulted in a $625 million decrease in shareholders' equity on transition. The dividends payable (where applicable) on these instruments will be classified as interest expense under AIFRS. The SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS.

The DCS include a number of embedded derivatives that are required under AIFRS to be carried at fair value. Therefore, St.George has elected to adopt the fair value option in respect to the DCS. The fair value movements of the DCS will give rise to profit and loss volatility. This will be partially offset by the fair value movement of the derivative that was entered into at the time of the issue of the DCS. On transition, a fair value adjustment to increase the net DCS and derivative liability by $20 million will be recognised together with a deferred tax asset of $6 million, with a reduction in retained earnings of $14 million.

Share issue costs relating to PRYMES have been netted against the proceeds from the issue of these securities and classified as equity. Under AIFRS, share issue costs are deferred and recognised as an adjustment to the yield of the instrument. On transition, $15 million of share issue costs and a redemption premium will be charged against opening retained earnings.

Share issue costs relating to the DCS have been deferred and amortised. Following the election to recognise the DCS under the fair value option, the remaining balance of deferred costs will be written off with a corresponding reduction in retained earnings of $1 million.

(J) Transaction Fees and Costs
AIFRS will require fee income that is integral to an instrument to be recognised as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. St.George currently defers and amortises certain home loan broker origination costs. This change is not expected to have a material impact on profit.

On transition, certain fees previously recognised as income, will be deferred in the statement of financial position with a corresponding adjustment to retained earnings. This adjustment on transition will result in a decrease in loans and receivables of $88 million, an increase in deferred tax assets of $32 million, an increase in deferred tax liabilities of $5 million and a reduction in retained earnings of $61 million.

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument will change from non-interest income to interest income.

(K) Hedging
All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's statement of financial position. St.George currently marks to market trading derivatives.

To the extent hedges are ineffective, AIFRS requires such ineffectiveness to be reflected in the statement of financial performance. Where ineffectiveness is outside the prescribed range, AASB 139 precludes the use of hedge accounting, which may result in volatility in the statement of financial performance. St.George is planning to adopt cash flow hedging and a combination of fair value and cash flow hedging methods in respect of its interest rate and currency hedges respectively. St.George is aiming to ensure that the majority of the hedge transactions meet hedge effectiveness testing requirements, thereby limiting any earnings volatility arising from ineffectiveness. The movement in the fair value of the derivatives will be recognised in the statement of financial performance. To the extent the fair value hedges are effective, this fair value movement will largely offset the movement in the fair value of the underlying hedged item, which will also be recorded in the statement of financial performance. To the extent that cash flow hedges are effective, the fair value movements will be taken to equity rather than the statement of financial performance. As a result, cash flow hedging may create volatility in the equity reserve balances.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

NOTE 9 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(K) Hedging
Certain derivatives used to manage short term balance sheet structural interest rate risks in the banking book will not be eligible for hedge accounting such as Overnight Index Swaps and Forward Rate Agreements. To the extent these and any other non-trading derivatives do not qualify for hedge relationships, additional volatility will arise.

On transition, the recognition of fair value hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting, results in an after tax reduction in retained earnings of $19 million. In addition, the recognition of cash flow hedging derivatives results in an after tax cash flow hedging reserve of $12 million.

(L) Loan Provisioning
AIFRS adopts an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision based on 0.5% of risk weighted assets together with certain portfolio provisions on retail loans will be written back against retained earnings and replaced, on adoption of AIFRS by a provision based on collective assessment in accordance with AIFRS that will be tax effected. Specific provisions will continue but will be measured based on AIFRS requirements.

It is anticipated that the proposed changes may result in a reduction in the level of provisioning that St.George holds against its credit exposures. As explained under section (i) Transition Management, a loan impairment provision in accordance with these requirements cannot be reliably estimated.

(M) Financial Instruments Classification
Existing financial assets, which are currently carried at amortised cost, will be reclassified under AIFRS to Available for Sale (AFS) securities, with unrealised changes in fair value recognised within an equity reserve. On transition, this will result in an increase in investment securities of $7 million, the recognition of a deferred tax liability of $2 million and the recognition of an AFS equity reserve of $5 million.

(N) Regulatory Capital
APRA has approved for St.George to adopt transitional regulatory reporting arrangements from 1 October 2005 to 30 June 2006. Under these arrangements, St.George will reverse the effects of any material AIFRS adjustments when determining regulatory capital during the transition period.

APRA have released two discussion papers on the implications of AIFRS adjustments on regulatory capital that are expected to apply from 1 July 2006. APRA's first discussion paper, issued in February 2005, outlined its approach to a number of the impacts of AIFRS, including fair value measurement, loan loss provisioning, treatment of hedges and employee benefits. In their second discussion paper issued on 31 August 2005, APRA outlined their proposed approach on the treatment of Tier 1 capital instruments and securitisation under AIFRS. APRA proposes to de-couple its prudential requirements from accounting standards, hence subject to satisfying APRA's Tier 1 Capital definitions and limits, an instrument may still qualify as equity where it is classified as debt under AIFRS. In respect of securitisation, APRA proposes to de-couple the capital adequacy treatment of securitised assets from the accounting treatment of these assets. APRA is consulting with regulated entities prior to finalising any amendments to prudential standards.

NOTE 9 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(iv) Shareholders' Equity Reconciliation as at 1 October 2004

	REF	CONSOLIDATED $M
Shareholders' Equity at 1 October 2004		5,029
Add/(subtract) AIFRS 1 October 2004 after tax transitional adjustments:		
Retained Earnings		
– Defined benefit plan deficit	(G)	(3)
– Leveraged leases revenue recognition	(E)	(9)
– Transfer from asset revaluation and realisation reserve	(F)	83
– Share based payments	(B)	(4)
– Tax effect accounting		
– Asset revaluation reserve	(F)	(29)
– Other	(A)	2
Reserves		
– Asset revaluation and realisation reserve transfer	(F)	(83)
– Equity compensation reserve	(B)	4
AIFRS restated Shareholders' Equity at 1 October 2004		4,990

(v) Restatement of 30 September 2005 After Tax Profit and Loss

	REF	CONSOLIDATED $M
Profit after tax and preference share dividends		828
AIFRS Adjustments:		
Reversal of goodwill amortisation	(C)	101
Share based payments expense	(B)	(13)
Land and buildings	(F)	(1)
Restated AIFRS profit after tax and preference share dividends		915

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

NOTE 9 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(vi) Shareholders' Equity Reconciliation as at 1 October 2005

	REF	CONSOLIDATED $M
AIFRS restated shareholders' equity at 1 October 2004		4,990
AIFRS restated 30 September 2005 year profit after tax and preference share dividends		915
Current AGAAP shareholders' equity movement – 2005		
– Dividends paid on ordinary shares (net of DRP)		(531)
– Movement in reserves		7
Add/(subtract) AIFRS 1 October 2005 after tax transitional adjustments:		
Retained earnings		
– Transaction fees and costs	(J)	(61)
– Fair value of financial instruments designated as fair value through profit and loss	(I)	(14)
– Fair value of hedging and non-hedging derivative financial instruments	(K)	(19)
– Share issue and conversion costs	(I)	(16)
Other reserves and capital movements		
– Reverse movement in asset revaluation reserve[1]	(F)	(5)
– Reclassification of hybrid financial instruments from equity to liabilities	(I)	(625)
– Revaluation of available for sale securities	(M)	5
– Recognition of cash flow hedge reserve	(K)	(12)
– Equity compensation reserve[1]	(B)	13
AIFRS restated shareholders' equity at 1 October 2005		4,647

(1) Applicable from 1 October 2004.

NOTE 10 EVENTS SUBSEQUENT TO REPORTING DATE

On 31 October 2005, the Directors declared a final dividend of 70 cents per ordinary share that is 100% franked and payable on 14 December 2005.

The implications on St.George from the adoption of Australian Equivalents to International Financial Reporting Standards from 1 October 2005 are contained in Note 9.

To optimise the level and mix of the Group's capital base to support its growth and to reduce its overall funding costs, St.George intends to:
i. exercise its right to convert the $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006; and
ii. issue $300 million of a new Tier 1 capital instrument.

St.George is still finalising the details associated with the issue of the new Tier 1 capital instrument including form and timing. St.George is also presently considering undertaking a share buy-back in the March 2006 quarter.

DIRECTORS' DECLARATION

FOR THE YEAR ENDED 30 SEPTEMBER 2005

In the opinion of the directors of St.George Bank Limited, the remuneration disclosures that are contained in the Remuneration Report on pages 52 to 68 of the Directors' Report are in accordance with the Corporations Act 2001. The accompanying Concise Financial Report of the consolidated entity, comprising St.George Bank Limited and its controlled entities for the year ended 30 September 2005, set out on pages 74 to 91:

(a) has been derived from or is consistent with the Full Financial Report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039: "Concise Financial Reports".

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

J M Thame
Chairman

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
8 November 2005

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2005
TO THE SHAREHOLDERS OF ST.GEORGE BANK LIMITED

SCOPE

We have audited the Concise Financial Report of St.George Bank Limited ("the Bank") and its controlled entities for the financial year ended 30 September 2005, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 10, the disclosures made by the Bank in accordance with the Corporations Regulations 2001 as required by AASB 1046: "Director and Executive Disclosures by Disclosing Entities", in pages 52 to 68 of the Directors' Report and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows, set out on pages 74 to 91 in order to express an opinion on it to the members of the Bank. The Bank's directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2005. Our audit report for the Full Financial Report was signed on 8 November 2005, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039: "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion the Concise Financial Report of St.George Bank Limited and its controlled entities for the year ended 30 September 2005 complies with Australian Accounting Standard AASB 1039: "Concise Financial Reports".

KPMG.

KPMG

J F Teer
Partner

10 Shelley Street,
Sydney, New South Wales, 2000
8 November 2005

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to five categories of risk weighting (0, 10, 20, 50 and 100 per cent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

Under APRA's guidelines St.George must maintain a ratio of qualifying capital to risk-weighted assets (credit risk assets plus notional market risk assets) of at least 10 per cent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 per cent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Goodwill, certain capitalised expenses, investments (pre-acquisition retained earnings) in funds management and administration companies, the investment in the mortgage insurance company (St.George Insurance Pte Ltd) and retained earnings of entities managing securitisation activities are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED	
	2005	2004
	$M	$M
Qualifying Capital		
Tier 1		
Share capital	**4,105**	3,921
Perpetual notes	**31**	29
Reserves	**356**	376
Retained profits	**781**	619
Less: Expected dividend [1]	**(237)**	(239)
Capitalised expenses	**(184)**	(180)
Goodwill and other APRA adjustments	**(1,366)**	(1,416)
Total Tier 1 Capital	**3,486**	3,110
Tier 2		
Asset revaluations	**55**	55
SAINTS	**-**	43
Subordinated debt	**1,600**	1,355
General provision for doubtful debts (not tax effected)	**219**	209
Total Tier 2 Capital	**1,874**	1,662
Less: Deductions	**(28)**	(28)
Total Qualifying Capital	**5,332**	4,744
Risk Weighted Assets	**47,864**	42,581
Capital Adequacy Ratio		
Tier 1	**7.3**	7.3
Tier 2	**3.9**	3.9
Deductions	**(0.1)**	(0.1)
Total Capital Ratio	**11.1**	11.1

(1) Net of estimated reinvestment under the dividend reinvestment plan. St.George is having the DRP partially underwritten to a level of 35% participation for the 2005 final dividend.

SHAREHOLDER INFORMATION

Classes of Shares on Issue

The Bank has five classes of shares on issue: fully paid ordinary shares, PRYMES (non-cumulative, resetting, non-redeemable, fully paid, convertible preference shares), SAINTS (Subordinated Adjustable Income Non-refundable Tier 1 Securities) unpaid borrower shares and unpaid depositor shares. Further details are contained within the accompanying 'Notes to and forming part of the accounts' and later in this section.

The rights and restrictions attaching to all classes are contained within the Bank's Constitution, consisting of its Memorandum and Articles of Association, a copy of which is available to any shareholder on written request to either St.George's share registry (Computershare Investor Services Pty Limited), or its registered office. Contact details are inside the back cover of this report.

Voting Rights

Subject to the Bank's Constitution, at general meetings of the Bank:

(a) each ordinary shareholder entitled to vote may either vote in person, by proxy, by attorney or, where a body corporate, by representative;

(b) on a show of hands, each ordinary shareholder present in person, by proxy, attorney or representative has one vote;

(c) on a poll, each ordinary shareholder present in person, by proxy, representative or attorney shall have one vote for every ordinary share held by that shareholder. In the case of joint holdings, only one joint holder may vote and if both joint holders attend the meeting only the first named in the register of shareholders may vote.

PRYMES and SAINTS holders will be entitled to attend general meetings of the Bank, but will not be entitled to speak or vote except in limited circumstances prescribed by the ASX Listing Rules. Borrower and depositor shareholders will be entitled to attend general meetings, but will not be entitled to speak or vote. Full details of voting entitlements for all classes of shareholder are contained within the Bank's Constitution.

Voting by Proxy

The Board strongly encourages shareholders who are not able to attend meetings to participate in the decision making process through the completion and return of proxies. If a shareholder appoints a proxy and still attends the meeting, they may not vote unless he or she revokes the proxy prior to the commencement of the meeting.

Corporate shareholders may:

- appoint a representative; or
- appoint a proxy;

to represent them at meetings.

If a representative of a corporate securityholder or proxy is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry and must be returned to either the Bank's share registry or its registered office (or by specified facsimile numbers at such places), no later than 48 hours before the meeting.

Australian Stock Exchange Listing

The Bank's ordinary shares, PRYMES and SAINTS are quoted on the Australian Stock Exchange ('ASX') with Sydney being the Bank's home exchange. The stock codes under which these shares trade are:

- 'SGB' for ordinary,
- 'SGBPB' for PRYMES and
- 'SGBPA' for SAINTS.

Trading results are published in most Australian daily newspapers.

Option contracts against the ordinary shares of the Bank are traded on the ASX Derivatives Market. Further information can be obtained from ASX Derivatives or a stockbroker.

In the United States, the Bank's ordinary shares may be traded in the form of American Depository Receipts issued through Deutsche Bank. Further enquiries should be directed to Deutsche Bank. Contact details are inside the back cover of this report.

Shareholders or other interested parties wishing to trade in St.George shares on the ASX must do so through a stockbroker. The Corporate Relations office of the ASX can arrange a referral for persons who have had no prior dealings with a stockbroker.

Investor Information on the Internet

Visit our Shareholder Centre section on the St.George website www.stgeorge.com.au for comprehensive shareholder information such as the Annual Reports, profit announcements, News and ASX releases, current share price as well as access to your shareholding on-line.

Receive Only the Information You Need

Shareholders not requiring a copy of the Concise Annual Report should advise the St.George share registry in writing, quoting their Shareholder Reference Number or Holder Identification Number. All other mailings will still be received if this option is selected.

Alternatively, shareholders may opt to receive the End of Year Update, a brief version of the Concise Annual Report. All reports are available via email. To change your current selection or to request a copy of the 2005 Full Financial Report, contact the Bank's share registry, Computershare on 1800 804 457.

INFORMATION REGARDING SHAREHOLDINGS

(i) Distribution of Shareholdings as at 19 October 2005

(a) Ordinary Shares

Range of Shareholdings	Number of Shareholdings	Number of Ordinary Shares	Percentage of Total
1-1,000	71,844	34,061,170	6.55
1,001-5,000	49,036	109,330,673	21.00
5,001-10,000	7,666	53,791,339	10.34
10,001-100,000	5,029	108,694,146	20.89
100,001 and over	183	214,530,831	41.22
TOTAL	**133,758**	**520,408,159**	**100**

There were 1,203 shareholders who held less than a marketable parcel of ordinary shares that equates to a market value of less than $500 based on the market price as at 19 October 2005.

(b) PRYMES

Range of Shareholdings	Number of Shareholdings	Number of Preference Shares	Percentage of Total
1-1,000	16,031	1,856,985	61.90
1,001-5,000	232	456,075	15.20
5,001-10,000	13	90,155	3.00
10,001-100,000	15	339,552	11.32
100,001 and over	2	257,233	8.58
TOTAL	**16,293**	**3,000,000**	**100**

(c) SAINTS

Range of Shareholdings	Number of Shareholdings	Number of Preference Shares	Percentage of Total
1-1,000	8,106	1,310,842	37.45
1,001-5,000	196	397,960	11.37
5,001-10,000	19	149,918	4.28
10,001-100,000	16	509,292	14.55
100,001 and over	4	1,131,988	32.35
TOTAL	**8,341**	**3,500,000**	**100**

(ii) Limitation on Share Ownership

The Constitution of the Bank imposes a prohibition on the ownership of more than ten percent (10%) of the issued shares in the Bank. From 1 July 2002, an amendment to the Constitution relating to the ten percent (10%) shareholding limitation, may be effected by a special resolution of shareholders holding seventy-five percent (75%) or more of the Bank's ordinary shares voting in favour of the amendment whether in person or by proxy.

The Financial Sector (Shareholdings) Act also contains shareholding limitations.

(iii) Listings

The ordinary and preference shares of the Bank are traded on the Australian Stock Exchange (ASX), with Sydney being the Bank's home exchange. The symbol under which the ordinary shares and PRYMES and SAINTS are traded is "SGB", "SGBPB" and "SGBPA" respectively. Share details of trading activity are published in most daily newspapers.

St.George also has a US$10 billion Euro Note Programme listed on the London Stock Exchange Limited. The following Notes under the St.George US$10 billion Euro Note Programme are listed on the London Stock Exchange:

EUR150 million Floating Rate Notes due June 2006
EUR500 million Floating Rate Notes due January 2007
EUR50 million Floating Rate Notes due February 2007
GBP45 million Floating Rate Notes due March 2007
GBP200 million Floating Rate Notes due March 2007
EUR500 million Floating Rate Notes due June 2007
GBP50 million Floating Rate Notes due April 2008
EUR100 million Floating Rate Notes due June 2008
EUR500 million Floating Rate Notes due June 2008
GBP70 million Floating Rate Notes due July 2008
EUR750 million Floating Rate Notes due August 2009
US$500 million Floating Rate Notes due February 2010
EUR750 million Floating Rate Notes due June 2010
EUR250 million Floating Rate Subordinated Notes due October 2015

(iv) Substantial Shareholder

St.George Bank has not been provided with a Notice of substantial shareholding during its 2004/2005 financial year

(v) Top Twenty (20) Shareholders as at 19 October 2005

(a) Ordinary Shares

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	58,660,177	11.27
National Nominees Limited	25,015,139	4.81
Westpac Custodian Nominees Limited	24,747,083	4.76
Queensland Investment Corporation	7,701,822	1.48
RBC Global Services Australia Nominees Pty Limited	7,697,325	1.48
ANZ Nominees Limited	7,041,822	1.35
Citicorp Nominees Pty Limited	7,031,840	1.35
Cogent Nominees Pty Limited	6,892,517	1.32
AMP Life Limited	5,647,806	1.09
Cogent Nominees Pty Limited	2,850,045	0.55
Australian Foundation Investment Company Limited	2,543,663	0.49
ARGO Investments Limited	2,431,137	0.47
Citicorp Nominees Pty Limited	2,264,105	0.44
Westpac Financial Services Limited	2,184,357	0.42
Milton Corporation Limited	1,737,141	0.33
UBS Nominees Pty Ltd	1,536,447	0.30
Citicorp Nominees Pty Limited	1,513,135	0.29
Citicorp Nominees Pty Limited	1,399,061	0.27
HSBC Custody Nominees (Australia) Limited	1,367,253	0.26
Government Superannuation Office	1,265,815	0.24

The top twenty ordinary shareholders held 32.96 per cent of all ordinary shares issued.

(b) PRYMES

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
Cogent Nominees Pty Limited	132,172	4.41
AMP Life Limited	125,061	4.17
J P Morgan Nominees Australia Limited	65,250	2.18
Questor Financial Services Limited	62,498	2.08
ANZ Executors & Trustee Company Limited	29,678	0.99
Australian Executors Trustees Limited	27,035	0.90
UBS Private Clients Australia Nominees Pty Ltd	24,278	0.81
ANZ Nominees Limited	15,034	0.50
Albert Investments Pty Ltd	15,000	0.50
Perpetual Trustee Company Limited	14,997	0.50
Milton Corporation Limited	13,950	0.47
Grinch Investments Pty Ltd	13,723	0.46
Baker Custodian Corporation	13,650	0.46
Citicorp Nominees Pty Limited	12,891	0.43
Mr Daryl Albert Dixon & Mrs Katherine Dixon	10,820	0.36
Questor Financial Services Limited	10,411	0.35
M F Custodians Ltd	10,337	0.34
ANZ Executors & Trustee Company Limited	9,600	0.32
Ms Norma Patricia Dicker	9,505	0.32
Bond Street Custodians Limited	9,000	0.30

The top twenty PRYMES holders held 20.83 per cent of all PRYMES issued.

(c) SAINTS

Shareholder	Number of Ordinary Shares Held	Percentage of Shares Held
J P Morgan Nominees Australia Limited	685,511	19.59
AMP Life Limited	221,159	6.32
Westpac Custodian Nominees Limited	114,429	3.27
UBS Private Clients Australia Nominees Pty Ltd	110,889	3.17
Cogent Nominees Pty Limited	76,976	2.20
National Nominees Limited	76,260	2.18
UBS Nominees Pty Ltd	47,494	1.36
Citicorp Nominees Pty Limited	42,830	1.22
ANZ Nominees Limited	37,896	1.08
Cambooya Pty Limited	36,550	1.04
Cryton Investments No 9 Pty Ltd	31,050	0.89
Australian Executor Trustees Limited	28,172	0.80
Cogent Nominees Pty Limited	25,575	0.73
Australian National University	20,000	0.57
RBC Global Services Australia Nominees Pty Limited	17,550	0.50
Questor Financial Services Limited	16,864	0.48
Hastings Funds Management Limited	15,000	0.43
Cambooya Pty Limited	14,000	0.40
ARGO Investments Limited	12,000	0.34
Citicorp Nominees Pty Limited	11,075	0.32

The top twenty SAINTS holders held 46.89 per cent of all PRYMES issued.

(vi) Domicile of Shareholdings as at 19 October 2005

(a) Ordinary Shareholdings

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	4,591	8,712,899
New South Wales	68,393	335,766,747
Northern Territory	276	346,253
Queensland	12,993	31,133,056
South Australia	9,810	18,061,401
Tasmania	1,270	2,077,528
Victoria	29,317	113,554,156
Western Australia	5,885	8,166,055
DOMESTIC TOTAL	132,535	517,818,095
OVERSEAS TOTAL	1,223	2,590,064
TOTAL	**133,758**	**520,408,159**

(b) PRYMES

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	806	136,876
New South Wales	8,547	1,483,855
Northern Territory	11	1,710
Queensland	1,602	291,110
South Australia	847	138,458
Tasmania	151	27,792
Victoria	3,837	844,574
Western Australia	453	70,454
DOMESTIC TOTAL	16,254	2,994,829
OVERSEAS TOTAL	39	5,171
TOTAL	**16,293**	**3,000,000**

SUPPLEMENTARY FINANCIAL INFORMATION

FOR THE YEAR ENDED 30 SEPTEMBER 2005

(c) SAINTS

Locality	Number of Shareholders	Total Number of Shares Held
Australian Capital Territory	294	79,432
New South Wales	4,493	2,241,968
Northern Territory	11	950
Queensland	741	155,182
South Australia	515	151,113
Tasmania	70	12,484
Victoria	1,826	782,142
Western Australia	386	76,219
DOMESTIC TOTAL	8,336	3,499,490
OVERSEAS TOTAL	5	510
TOTAL	**8,341**	**3,500,000**

FIVE YEAR HISTORY OF SHARE ISSUES AND DIVIDENDS

HISTORY OF ORDINARY SHARES ISSUED

Date of Issue	Details	Shares Issued	Issue/DRP Price ($)
	Balance at 1 October 1999	**453,849,093**	
14/01/00	Employee Reward Share Plan	602,441	11.12
Oct 99 – Sep 00	Exercise of Employee Options	835,000	Various
Oct 99 – Sep 00	Exercise of Employee Awards	153,197	Various
28/03/01	Share Buy-Back (Cancelled Shares)	(22,790,119)	16.50
29/03/01	Conversion of Preference Shares	28,168,842	
Jan 01	Employee Reward Share Plan	479,534	13.90
29/06/01	Dividend Reinvestment Plan	732,044	15.52
Aug 01	Primary STRYPES Receipts Exchange	18,440,000	13.9861
Oct 00 – Sep 01	Exercise of Employee Options	3,110,000	Various
Oct 00 – Sep 01	Exercise of Employee Awards	248,200	Various
14/12/01	Dividend Reinvestment Plan	8,299,338	16.28
11/01/02	Employee Reward Share Plan	340,312	17.79
02/07/02	Dividend Reinvestment Plan	3,598,233	19.22
Oct 01 – Sep 02	Exercise of Employee Options	1,768,333	Various
Oct 01 – Sep 02	Exercise of Employee Awards	263,473	Various
22/11/02	Employee Reward Share Plan	348,516	18.30
13/12/02	Dividend Reinvestment Plan	2,547,485	18.18
02/07/03	Dividend Reinvestment Plan	3,205,169	21.48
Oct 02 – Sep 03	Exercise of Employee Options	455,000	Various
Oct 02 – Sep 03	Exercise of Employee Awards	938,725	Various
21/11/03	Employee Reward Share Plan	312,571	20.07
19/12/03	Dividend Reinvestment Plan	3,250,056	19.44
02/07/04	Dividend Reinvestment Plan	3,985,496	22.02
Oct 03 – Sep 04	Exercise of Employee Options	30,000	Various
Oct 03 – Sep 04	Exercise of Employee Awards	617,111	Various
19/11/04	Employee Reward Share Plan	288,763	$24.25
17/12/04	Dividend Reinvestment Plan	2,893,267	$24.45
04/07/05	Dividend Reinvestment Plan	2,496,221	$26.02
Oct 04 – Sep 05	Exercise of Employee Options	338,270	Various
Oct 04 – Sep 05	Exercise of Employee Awards	602,893	Various
	Balance at 30 September 2005	**520,407,464**	

SUPPLEMENTARY FINANCIAL INFORMATION

FOR THE YEAR ENDED 30 SEPTEMBER 2005

HISTORY OF ORDINARY DIVIDENDS

Date Paid	Type	Franking	Rate (cents)	DRP ($)
05/01/98	Final	36%	26	7.99
02/07/98	Interim	36%	26	9.83
18/12/98	Final	36%	26	N/A
01/07/99	Interim	36%	26	N/A
17/12/99	Final	36%	26	N/A
03/07/00	Interim	34%	26	N/A
15/12/00	Final	34%	29	N/A
29/06/01	Interim	34%	31	15.52
14/12/01	Final	30%	34	16.28
02/07/02	Interim	30%	38	19.22
13/12/02	Final	30%	42	18.18
02/07/03	Interim	30%	45	21.48
19/12/03	Final	30%	50	19.44
02/07/04	Interim	30%	60	22.02
17/12/04	Final	30%	62	24.45
04/07/05	Interim	30%	67	26.02

HISTORY OF PRYMES

Date	Details
21/02/01	Initial issue of 3,000,000 PRYMES. Issue price $100.00.
20/08/01	Half-Yearly Dividend of $3.14, fully franked at 30%
20/02/02	Half-Yearly Dividend of $3.22, fully franked at 30%
20/08/02	Half-Yearly Dividend of $3.15, fully franked at 30%
20/02/03	Half-Yearly Dividend of $3.21, fully franked at 30%
20/08/03	Half-Yearly Dividend of $3.15, fully franked at 30%
20/02/04	Half-Yearly Dividend of $3.21, fully franked at 30%
20/08/04	Half-Yearly Dividend of $3.17, fully franked at 30%
21/02/05	Half-Yearly Dividend of $3.22, fully franked at 30%
22/08/05	Half-Yearly Dividend of $3.17, fully franked at 30%

HISTORY OF SAINTS

Date	Details
13/08/03	Initial issue of 3,500,000 SAINTS. Issue price $100.00.
22/11/04	Quarterly Dividend of $1.3146, fully franked at 30%
21/02/05	Quarterly Dividend of $1.1677, fully franked at 30%
20/05/05	Quarterly Dividend of $1.2033, fully franked at 30%
22/08/05	Quarterly Dividend of $1.2412, fully franked at 30%
21/11/05	Quarterly Dividend of $1.2268, fully franked at 30%

ABN

ST.GEORGE BANK LIMITED
ABN 92 055 513 070 AFSL 240997

KEY DATES

Annual General Meeting (Sydney)
16 December 2005

Shareholder Information Meeting (Melbourne)
30 May 2006*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND

- Interim (half-year ended 31 March 2006)
  2 May 2006*
- Final (year ended 30 September 2006)
  30 October 2006*

ORDINARY SHARES

Final Dividend (2005) paid 14 December 2005
- Ex-dividend trading 28 November 2005
- Record date 2 December 2005

Interim Dividend (2006) paid 4 July 2006*
- Ex-dividend trading 14 June 2006*
- Record date 20 June 2006*

PRYMES

Payment date 20 February 2006*
- Ex-dividend trading 31 January 2006*
- Record date 6 February 2006*

Payment date 21 August 2006*
- Ex-dividend trading 31 July 2006*
- Record date 4 August 2006*

SAINTS

Payment date 20 February 2006*
- Ex-dividend trading 31 January 2006*
- Record date 6 February 2006*

Payment date 22 May 2006*
- Ex-dividend trading 2 May 2006*
- Record date 8 May 2006*

Payment date 21 August 2006*
- Ex-dividend trading 31 July 2006*
- Record date 4 August 2006*

Payment date 20 November 2006*
- Ex-dividend trading 31 October 2006*
- Record date 6 November 2006*

* proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE

St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone 1800 804 457
International (613) 9415 4000
Facsimile (613) 9473 2500

BANKSA

97 King William Street
Adelaide SA 5000
Customer Service 131 376

ADVANCE ASSET MANAGEMENT

Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

SEALCORP HOLDINGS LTD

Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

DEUTSCHE BANK

(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET

Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

AUDITORS

KPMG
10 Shelley Street
Sydney NSW 2000

CREDIT RATINGS

	Short Term	Long Term
Standard and Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

FULL FINANCIAL REPORT (2005)

St.George's Full Financial Report is available on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the St.George share registry, Computershare Investor Services, on 1800 804 457.

The things that make us different

ST.GEORGE BANK FULL FINANCIAL REPORT 2005





st.george

FULL FINANCIAL REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

TABLE OF CONTENTS — PAGE NUMBER

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 30 SEPTEMBER 2005

		CONSOLIDATED		BANK	
	NOTE	**2005 $M**	2004 $M	**2005 $M**	2004 $M
Interest income	2	**4,686**	4,116	**4,586**	4,055
Interest expense	2	**2,979**	2,504	**2,995**	2,540
Net interest income		**1,707**	1,612	**1,591**	1,515
Other income	3,7	**1,084**	975	**943**	808
Total ordinary income (net of interest expense)		**2,791**	2,587	**2,534**	2,323
Charge for bad and doubtful debts	4	**110**	112	**108**	106
Operating expenses					
– staff		**677**	629	**607**	563
– computer and equipment		**169**	210	**150**	193
– occupancy		**136**	132	**136**	131
– administration and other		**297**	268	**257**	239
Total operating expenses	5,7	**1,279**	1,239	**1,150**	1,126
Share of net profit of equity accounted associates		**3**	2	**–**	–
Goodwill amortisation and write-off		**105**	103	**62**	64
Profit from ordinary activities before income tax		**1,300**	1,135	**1,214**	1,027
Income tax expense	6,7	**414**	372	**330**	295
Profit from ordinary activities after income tax		**886**	763	**884**	732
Net loss attributable to outside equity interests		**(5)**	(4)	**–**	–
Net profit attributable to members of the Bank		**891**	767	**884**	732
Non Owner Changes in Equity					
Net increase/(decrease) in asset revaluation and realisation reserve	33	**5**	–	**(3)**	(2)
Net decrease in claims equalisation reserve	33	**–**	(19)	**–**	–
Foreign currency translation adjustment	33	**2**	2	**–**	–
		7	(17)	**(3)**	(2)
Total changes in equity other than those resulting from transactions with owners as owners		**898**	750	**881**	730
Dividends per ordinary share (cents)					
– Interim dividend paid	8	**67**	60	**67**	60
– Final dividend proposed	8	**70**	62	**70**	62
Basic earnings per ordinary share (cents)	9	**160.0**	140.6		
Diluted earnings per ordinary share (cents)	9	**160.0**	140.3		
Basic earnings per preferred resetting yield marketable equity security ($)	9	**6.36**	6.36		
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	9	**4.85**	4.75		

These Statements of Financial Performance should be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 SEPTEMBER 2005

		CONSOLIDATED		BANK	
	NOTE	**2005 $M**	2004 $M	**2005 $M**	2004 $M
ASSETS					
Cash and liquid assets	12	**1,184**	1,180	**1,175**	1,171
Due from other financial institutions	13	**529**	371	**505**	253
Trading securities	14	**6,295**	5,200	**5,893**	4,768
Investment securities	15	**18**	415	**-**	385
Loans and other receivables	16	**59,687**	54,782	**55,989**	52,388
Bank acceptances of customers		**7,098**	5,132	**7,098**	5,132
Amounts receivable from controlled entities		**-**	-	**2,837**	2,314
Investment in controlled entities		**-**	-	**1,812**	1,797
Investment in associated companies		**-**	2	**-**	-
Other investments	20	**67**	76	**24**	26
Property, plant and equipment	21	**459**	472	**348**	360
Goodwill	22	**1,060**	1,165	**700**	762
Other assets	23	**1,192**	1,165	**1,066**	980
TOTAL ASSETS		**77,589**	69,960	**77,447**	70,336
LIABILITIES					
Deposits and other borrowings	24	**48,149**	46,083	**47,775**	45,762
Due to other financial institutions	25	**91**	758	**91**	758
Bank acceptances		**7,098**	5,132	**7,098**	5,132
Amounts payable to controlled entities		**-**	-	**734**	1,168
Provision for dividends	26	**12**	12	**5**	4
Income tax liability	27	**353**	365	**340**	355
Other provisions	28	**109**	106	**100**	97
Bonds and notes	29	**13,139**	9,769	**13,139**	9,769
Loan capital	30	**1,956**	1,619	**1,956**	1,619
Bills payable and other liabilities	31	**1,349**	1,087	**1,163**	948
TOTAL LIABILITIES		**72,256**	64,931	**72,401**	65,612
NET ASSETS		**5,333**	5,029	**5,046**	4,724
SHAREHOLDERS' EQUITY					
Share capital	32	**4,105**	3,964	**4,136**	3,993
Reserves	33	**94**	87	**109**	112
Retained profits	34	**781**	619	**801**	619
Shareholders' equity attributable to members of the Bank		**4,980**	4,670	**5,046**	4,724
Outside equity interests in controlled entities	35	**353**	359	**-**	-
TOTAL SHAREHOLDERS' EQUITY		**5,333**	5,029	**5,046**	4,724

These Statements of Financial Position should be read in conjunction with the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

		CONSOLIDATED		BANK	
	NOTE	**2005 $M**	2004 $M	**2005 $M**	2004 $M
CASH FLOWS FROM OPERATING ACTIVITIES					
Interest received		**4,673**	4,121	**4,588**	4,057
Interest paid		**(2,994)**	(2,398)	**(3,013)**	(2,436)
Dividends received		**5**	4	**210**	142
Other income received		**1,208**	1,194	**641**	574
Operating expenses paid		**(1,445)**	(1,420)	**(1,057)**	(1,009)
Income taxes paid		**(456)**	(342)	**(368)**	(264)
Net (payments for)/proceeds from the sale and purchase of trading securities		**(1,090)**	44	**(1,122)**	326
Net cash (used in)/provided by operating activities	(a)	**(99)**	1,203	**(121)**	1,390
CASH FLOWS FROM INVESTING ACTIVITIES					
Disposal of controlled entities	(c)	**-**	12	**-**	-
Investment in controlled entities		**-**	-	**(3)**	(33)
Net proceeds from/(payments for) the sale and purchase of investment securities		**394**	(269)	**382**	(266)
Net increase in loans and other receivables		**(4,979)**	(5,878)	**(3,679)**	(4,944)
Payments for shares		**(2)**	(13)	**(1)**	(7)
Proceeds from sale of shares		**20**	39	**5**	20
Proceeds from sale of other investments		**7**	25	**-**	-
Proceeds from sale of businesses		**47**	-	**38**	-
Payments of research and development costs		**(7)**	-	**-**	-
Payments for property, plant and equipment		**(68)**	(71)	**(64)**	(65)
Proceeds from sale of property, plant and equipment		**39**	51	**14**	45
Net increase in amounts receivable from controlled entities		**-**	-	**(523)**	(870)
Net increase in other assets		**(73)**	(112)	**(176)**	(47)
Net cash used in investing activities		**(4,622)**	(6,216)	**(4,007)**	(6,167)
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in deposits		**2,082**	736	**2,010**	488
Proceeds from other borrowings		**25,389**	27,183	**25,389**	27,183
Repayment of other borrowings		**(22,099)**	(23,324)	**(22,099)**	(23,324)
Proceeds from loan capital		**421**	578	**421**	578
Decrease in amounts payable to controlled entities		**-**	-	**(436)**	(65)
Net (decrease)/increase in other liabilities		**(4)**	201	**(27)**	200
Proceeds from the issue of shares		**6**	-	**6**	-
Net proceeds from the issue of SAINTS		**-**	345	**-**	345
Net proceeds from the issue of perpetual notes		**2**	12	**2**	12
Dividends paid (net of DRP)		**(594)**	(457)	**(567)**	(427)
Net cash provided by financing activities		**5,203**	5,274	**4,699**	4,990
Net increase in cash and cash equivalents		**482**	261	**571**	213
Cash and cash equivalents at the beginning of the financial year		**674**	413	**547**	334
Cash and cash equivalents at the end of the financial year	(b)	**1,156**	674	**1,118**	547

These Statements of Cash Flows should be read in conjunction with the notes to the Statements of Cash Flows and the accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	CONSOLIDATED		BANK	
	2005	2004	**2005**	2004
	$M	$M	**$M**	$M
NOTES TO STATEMENTS OF CASH FLOWS				
(a) Reconciliation of net profit to net cash (used in)/provided by operating activities				
Profit from ordinary activities after tax	**886**	763	**884**	732
Profit on trading	**(72)**	(61)	**(48)**	(49)
Profit on sale of investment securities	**(1)**	-	**(1)**	-
Exchange gain on foreign currency borrowing - controlled entity	**-**	-	**(9)**	(7)
Profit on sale of property, plant and equipment	**(3)**	(20)	**(3)**	(19)
Profit on sale of shares	**(4)**	(22)	**(2)**	(17)
Profit on sale of businesses	**(36)**	-	**(27)**	-
Bad and doubtful debts expense	**110**	112	**108**	106
Depreciation	**67**	68	**56**	56
Amortisation				
- leasehold	**-**	1	**-**	1
- goodwill	**101**	103	**62**	64
- deferred expenditure	**38**	62	**29**	55
Write-off of deferred expenditure and computer equipment	**16**	17	**16**	17
Write-off of goodwill	**4**	-	**-**	-
(Increase)/decrease in interest receivable	**(15)**	13	**2**	1
Increase in other income receivable	**(66)**	(17)	**(2)**	(4)
(Increase)/decrease in trading securities	**(1,090)**	44	**(1,122)**	326
(Decrease)/increase in interest payable	**(15)**	108	**(18)**	103
Decrease in accrued expenses	**(10)**	(26)	**(34)**	(55)
(Decrease)/increase in income tax liability provisions	**(12)**	45	**(15)**	68
Increase in other provisions	**3**	13	**3**	12
Net cash (used in)/provided by operating activities	**(99)**	1,203	**(121)**	1,390
(b) Reconciliation of cash				
For the purpose of the Statements of Cash Flows, cash at the end of the financial year is reconciled to the following items in the Statements of Financial Position:				
Cash and liquid assets	**1,184**	1,180	**1,175**	1,171
Due from other financial institutions - at call	**194**	371	**165**	253
Due to other financial institutions - at call	**(91)**	(716)	**(91)**	(716)
Bills payable	**(131)**	(161)	**(131)**	(161)
Cash and cash equivalents at the end of the financial year	**1,156**	674	**1,118**	547

NOTES TO STATEMENTS OF CASH FLOWS

(c) Disposal of Controlled Entities

2005
There was no disposal of controlled entities in the 2005 financial year.

2004
On 28 November 2003, the consolidated entity disposed of its 100% interest in Kerbridge Energy Pty Limited (Kerbridge) for $6 million consideration. Kerbridge's contribution to net profit from 1 October 2003 to 28 November 2003 was $0.1 million.

On 10 May 2004, the consolidated entity disposed of its 100% interest in St.George Development Capital Limited (DCL) for $6 million consideration. DCL's contribution to net profit from 1 October 2003 to 10 May 2004 was a loss of $0.1 million.

Details of the disposals undertaken are as follows:

	2004		
$M	KERBRIDGE	DCL	TOTAL
Consideration received/receivable	6	6	12
Fair value of net tangible assets disposed	6	8	14
Loss on sale	–	(2)	(2)
Net inflow of cash on disposal	6	6	12

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

In this Financial Report, St.George Bank Limited, the parent entity is referred to as the Bank.

The following terminology is also used:

- St.George or the consolidated entity is St.George Bank Limited and its controlled entities; and
- controlled entities are entities controlled by St.George Bank Limited (as listed in Note 42).

The significant accounting policies that have been adopted in the preparation of this Financial Report are as follows:

(a) Bases of Accounting

This general purpose Financial Report complies with the accounts provisions of the Banking Act, Corporations Act 2001, applicable Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Unless otherwise indicated, all amounts are expressed in Australian currency and are shown in $ million.

The accounting policies adopted have been consistently applied and are consistent with those of the previous year.

(b) Historical Cost

This Financial Report has been prepared on the basis of historical cost except for AASB 1038: Life Insurance Business requirements or where indicated. Securities and derivatives held for trading purposes have been marked to market.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amount as at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing the recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to its present value, except where specifically stated.

(c) Consolidation

The consolidated Financial Report comprises the Financial Report of the Bank and its controlled entities.

Where an entity commenced or ceased to be controlled during the year, its results are only included from the date control commenced or up to the date control ceased.

Outside interests in the equity and results of the entities that are controlled by the Bank are shown as a separate item in the consolidated Financial Report.

All inter-entity balances and transactions have been eliminated.

(d) Excess of Market Value over Net Assets of Controlled Entities

Investments in controlled entities by St.George Life Limited are recorded at market value. On consolidation, the excess of net market value of these controlled entities over their underlying net assets is separately recognised and included in other assets. This amount is assessed at each reporting date with changes in value recorded as other income or expense in accordance with Accounting Standard AASB 1038: Life Insurance Business.

(e) Foreign Currency

All monetary assets and liabilities held in foreign currencies are shown in this Financial Report at the exchange rates prevailing at balance date. Foreign currency forwards, futures, swaps and options are valued at the appropriate market rates at balance date. Unrealised profits and losses arising from these revaluations are recognised in the Statements of Financial Performance.

For foreign exchange trading activities, it is the policy of the consolidated entity to maintain a substantially matched position in foreign currency assets and liabilities, hence net exposure to exchange risk is not material.

(f) Translation of Controlled Foreign Entities

The Financial Reports of overseas controlled entities that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the Statements of Financial Performance.

The Financial Reports of overseas controlled entities that are self-sustaining foreign operations are translated using the current method. Monetary assets and liabilities are translated into Australian currency at the rates of exchange current at balance date. Equity items are translated at historical rates. Non-monetary items and revenue and expense items are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal of the operations.

(g) Roundings

The Bank is a company of the kind referred to in ASIC Class Order No 98/0100 dated 10 July 1998 (as amended by ASIC Class Order No 04/667). Accordingly, amounts in this Financial Report have been rounded to the nearest one million dollars except where otherwise stated.

(h) Cash and Liquid Assets

Cash and liquid assets comprise cash held in branches, ATMs, cash at bankers, money at call, bills receivable and remittances in transit and securities purchased under agreement to resell. Interest income on cash and liquid assets is recognised in the Statements of Financial Performance when earned.

(i) Due from Other Financial Institutions

Balances due from other financial institutions include loans, nostro balances and settlement account balances due from other banks. They are brought to account at the gross balance outstanding. Interest income is recognised in the Statements of Financial Performance when earned.

(j) Trading Securities

Trading securities are purchased without the intention of being held to maturity. The securities are recorded at net fair value based on quoted market prices. Realised and unrealised gains and losses are recognised in the Statements of Financial Performance. Interest on trading securities is included in net interest income. At acquisition, trading securities are recorded on a settlement date basis.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(k) Investment Securities
Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and are adjusted for amortised premiums and discounts. Premiums and discounts are amortised from the date of acquisition so that the securities reflect their face value at maturity. The amortisation of premiums and discounts is recognised in the Statements of Financial Performance as net interest income. Gains or losses on disposal of investment securities prior to maturity are brought to account when realised. Unrealised losses are not brought to account unless the recoverable amount is less than the carrying amount. Investment securities are recorded on a settlement date basis. Interest income is recognised in the Statements of Financial Performance when earned.

(l) Repurchase Agreements
Securities sold under agreements to repurchase are retained in the Statements of Financial Position as Trading Securities or Investment Securities, as applicable, and accounted for accordingly. The obligation to repurchase is recognised as a liability and disclosed as Deposits and Other Borrowings. Securities purchased under agreements to resell are recorded as Liquid Assets.

(m) Loans and Other Receivables
Loans and other receivables include residential, commercial, credit cards, overdrafts and other personal loans, leasing, hire purchase, bill financing, leveraged leases and margin lending.

Receivables referred to above are carried at the recoverable amount represented by the gross value of the loan balance adjusted for specific provisions for doubtful debts, interest reserved and in respect of leveraged leases, unearned tax remissions.

Interest and material yield related fees are recognised in the Statements of Financial Performance when earned.

(i) Leasing Receivables
Finance leases, in which the consolidated entity is the lessor, are included in Loans and Other Receivables. At the beginning of the lease term, the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value is recorded in the Statements of Financial Position. Income attributable to the leases is brought to account progressively in the Statements of Financial Performance over the lease term in accordance with an actuarial method so as to achieve a constant periodic rate of return on the leases outstanding.

(ii) Structured Investments
Investments by the consolidated entity in research and development syndicates, participation in leveraged leases and equity swaps are recorded at the amounts equal to the consolidated entity's participation and included in Loans and Other Receivables in the Statements of Financial Position. Revenue is brought to account based on a method that yields a constant rate of return.

(n) Impaired Assets
The consolidated entity has adopted the Australian Prudential Regulation Authority's (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

(i) Non-Accrual Loans
Loans are classified as non-accrual where:
(1) contractual payments of principal and/or interest are 90 or more days in arrears, and where the value of security is insufficient to cover repayment of principal and interest;
(2) a specific provision has been raised; and/or
(3) there is reasonable doubt about the ultimate collectability of principal and interest within an acceptable timeframe.

Income on non-accrual loans is recognised only on a cash basis and when the cash received is not a principal payment. If necessary a specific provision for doubtful debts is recognised so that the carrying amount of the loan does not exceed the expected future cash flows.

(ii) Restructured Loans
These are loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of a customer's financial or other difficulties in complying with the original facility terms. For these loans, interest and fees are recognised as income on an accruals basis, whilst the customer complies with the modified terms and conditions.

(iii) Assets Acquired Through Security Enforcement
This category comprises assets where ownership has been assumed in settlement of a debt. These assets are recorded in the Statements of Financial Position under Other Investments (refer Note 1(r)).

(o) Bad Debts Written Off and Provision for Doubtful Debts
Bad debts are written off as they arise. For personal lending, residential lending and commercial lending, the consolidated entity has a policy of providing for possible losses on the basis of amounts set aside to cover specific debts that are considered doubtful.

The general provision for doubtful debts (not tax effected) when combined with the tax effected balance of Unearned Income-Mortgage Insurance Premiums represents 0.50% (2004: 0.52%) of risk weighted assets.

Unearned Income-Mortgage Insurance Premiums, disclosed in the Statements of Financial Position under Bills Payable and Other Liabilities, represents a provision against potential defaults not specifically identified in respect of the housing loans insured by St.George Insurance Pte Ltd.

In the insurance operation, a loss provision is maintained against potential claims where the entity has been notified that a claim may arise.

(p) Bank Acceptances of Customers
The potential liability arising as a result of bank bill acceptances that are sold into the market is recorded in the Statements of Financial Position as a liability. An equal and offsetting claim exists against customers in the event of a call on this potential liability and is recorded in the Statements of Financial Position as an asset. Bank acceptances generate fee income that is recognised in the Statements of Financial Performance when earned.

Discounted bills accepted by the consolidated entity are recorded as part of Trading Securities as the intention at the time of discount is to offer the bills for resale.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(q) Investments in Associated Companies
Investments in associates have been accounted for using the equity method where material.

Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated Statements of Financial Performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence but not control.

(r) Other Investments
Property, plant and equipment held for sale are shown in the Statements of Financial Position as Other Investments.

Buildings classified as Other Investments are not depreciated.

Land and buildings held for sale were valued by Directors at 30 September 2003. Adjustments arising from revaluations are reflected in the Asset Revaluation and Realisation Reserve applicable to this class of asset. If no such reserve exists, revaluation decrements are recognised in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

Holding costs such as rates and taxes are not capitalised. Development costs are capitalised to the extent that they are considered to be recoverable.

Shares in entities and other securities are recorded at cost or recoverable amount. Unrealised losses relating to diminution in the value of shares in entities and other securities are recognised in the Statements of Financial Performance.

(s) Property, Plant and Equipment
The consolidated entity obtains an independent valuation of its land and buildings at least every three years, except where such properties are in the course of construction or major renovation, or in the process of being sold.

In addition, individual land and buildings are valued prior to sale where their carrying value exceeds the recoverable amount. Capital gains tax, if applicable, is recognised in determining income tax expense in the period in which the land and buildings are sold.

Increments and decrements arising upon revaluation of land and buildings are recognised in the Asset Revaluation and Realisation Reserve and continue to be recorded in this reserve following subsequent disposal. If no such reserve exists, revaluation decrements are recorded in the Statements of Financial Performance and to the extent that an increment reverses a previous revaluation decrement, it is recognised as revenue in the Statements of Financial Performance.

(t) Depreciation
Plant and equipment of the consolidated entity, including buildings, are depreciated on a straight-line basis over their estimated useful lives.

Leasehold improvements are depreciated on a straight-line basis over the remaining lease term or their estimated useful lives, whichever is the shorter.

The estimated useful lives are as follows:

- Buildings 20 - 60 years
- Plant 3 - 10 years
- Leasehold 1 - 10 years

(u) Goodwill
With the exception of acquisitions undertaken by St.George Life Limited (refer Note 1 (d)), the excess of purchase consideration plus incidental costs over the fair value of the identifiable net assets at the date of each acquisition is recognised as goodwill. Such goodwill is recorded as an intangible asset in the Statements of Financial Position and is amortised, by systematic charges against income, on a straight line basis over the period of time during which benefits are expected to arise. Goodwill is amortised from the date of acquisition over a period not exceeding twenty (20) years. The unamortised balance of goodwill and the period of amortisation is reviewed annually. Where the balance exceeds the value of expected future benefits, the difference is charged to the Statements of Financial Performance.

In determining the fair value of the identifiable net assets acquired, a liability for restructuring is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

(v) Other Assets
Other assets comprise sundry debtors, at the cash value to be realised when settled.

Other assets also include unrealised gains on derivative instruments recognised in accordance with Note 1 (hh), deferred expenditure, prepayments and the excess market value over the net assets of St.George Life Limited's controlled entities. Expenditure is deferred where it is considered that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenditure is amortised over the period in which the related benefits are expected to be derived and is reviewed at each reporting date to determine the amount, if any, that is no longer recoverable. Any such amount is written off in the Statements of Financial Performance. The excess market value over the net assets of St.George Life Limited's controlled entities is assessed at each reporting date with changes in value being recorded in the Statements of Financial Performance.

(w) Deposits and Other Borrowings
Deposits and other borrowings comprise negotiable certificates of deposit, term deposits, saving deposits, cheque and other demand deposits, unsecured guaranteed notes and secured borrowings. Interest is recognised in the Statements of Financial Performance when incurred.

(x) Due to Other Financial Institutions
Balances due to other financial institutions include deposits, settlement account balances and vostro balances. They are brought to account at the gross balance outstanding. Interest is recognised in the Statements of Financial Performance when incurred.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(y) Provision for Dividends

This item comprises provision for dividends in respect of depositary capital securities, preferred resetting yield marketable equity securities (PRYMES) and subordinated adjustable income non-refundable tier 1 securities (SAINTS).

The provision for dividend relating to PRYMES is calculated on a balance of $300 million at a fixed rate of interest of 6.36% per annum for the first five years, after which the Bank has the option to reset the rate. The dividends are paid semi-annually in February and August.

The depositary capital securities dividend provision is calculated on the value of securities, being US$250 million, at a fixed rate of interest of 8.485% per annum, payable semi-annually in June and December each year.

The provision for dividend relating to SAINTS is calculated on a balance of $350 million at a floating rate of interest calculated as 70% of the sum of the annualised 90 day Bank Bill Swap Rate and a margin of 1.35%. Dividends are payable quarterly in November, February, May and August each year.

The provision for dividend relating to ordinary shares is recognised in the reporting period in which the dividends are declared.

(z) Income Tax Liability

(i) The consolidated entity has adopted the liability method of tax effect accounting, whereby income tax expense for the year is matched with the accounting profit after allowing for permanent differences not deductible/assessable for income tax purposes.

Timing differences arising from items brought to account in differing periods for income tax and accounting purposes have been reflected in future income tax benefit and provision for deferred income tax.

(ii) Tax Consolidation

The Bank and its Australian resident wholly owned subsidiaries have adopted tax consolidation legislation from 1 October 2003. As a result, the Bank as the head entity recognises all the current and deferred tax assets and liabilities of entities comprising the tax consolidated group (after the elimination of intra group transactions).

The tax consolidated group has entered into a tax funding agreement that requires entities in the tax consolidated group to reimburse the Bank for their current income tax assets and liabilities and deferred tax balances arising from external transactions. Amounts receivable or payable under the tax funding agreement are recognised separately by the Bank as tax related amounts receivable or payable. Expenses and revenue arising under the tax funding agreement are recognised by the Bank as a component of income tax expense/benefit and are disclosed in Note 6.

(aa) Provision for Employee Entitlements

The provision for employee entitlements to annual leave represents the amount which the consolidated entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provision has been calculated using wage and salary rates the Bank expects to pay and includes related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

Liabilities for employee entitlements that are not expected to be settled within twelve months are discounted using the rates attaching to national government guaranteed securities at balance date, which most closely match the terms of maturity of the related liabilities.

In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the consolidated entity's experience with staff departures. Related on-costs have also been included in the liability.

The Bank has an executive option plan and various employee share plans in operation. Refer to Note 37 for further information.

The Bank contributes to two employee superannuation funds. Contributions are charged as an expense in the Statements of Financial Performance as incurred. Further information is set out in Note 41 to this Financial Report.

(bb) Provision for Directors' Retirement

No retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003. The retirement benefit entitlement of each Non-Executive Director in office at 30 September 2003 will not increase from the amount that had accrued in respect of the Director at that date.

(cc) Provision for Restructuring Costs

(i) On Acquisition

A liability for restructuring costs is recognised at the date of acquisition of an entity where the acquiring entity is demonstrably committed to the restructuring and a reliable estimate of the liability can be made. Restructuring costs of the acquired entity are included in the determination of goodwill on acquisition.

(ii) Of Existing Entities

Where a reliable estimate can be made, a liability for restructuring costs of an existing entity is recognised at the date of commencement of the restructuring program.

(dd) Bonds and Notes

Bonds and Notes comprise commercial paper and other fixed and floating senior debt securities issued under the Bank's debt instrument programme, euro note programme, US commercial paper programme and other private placements. Interest is recognised in the Statements of Financial Performance as incurred.

(ee) Loan Capital

Loan Capital comprises subordinated debt issued by the consolidated entity that qualifies for inclusion as capital in accordance with APRA prudential requirements. Interest is recognised in the Statements of Financial Performance as incurred.

(ff) Bills Payable and Other Liabilities

Bills Payable and Other Liabilities include unrealised losses on derivative instruments recognised in accordance with Note 1(hh), market revaluation of trading derivatives, revaluation of cross currency swaps used to hedge foreign currency risk, sundry creditors and accruals, unearned income on mortgage insurance premiums and bankers' bond premiums. These liabilities are recognised at the cash value to be realised when settled.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(gg) Shareholders' Equity

(i) Ordinary Share Capital – Issued and Paid Up

Ordinary share capital is recognised at the value of the amount paid up. Share issue and share buy-back costs are charged against share capital.

Ordinary shares issued to employees at a discount to market price under the Employee Reward Share Plan and Executive Performance Share Plan will have no amount debited to Share Capital.

(ii) Preferred Resetting Yield Marketable Equity Securities (PRYMES)

On 21 February 2001, the Bank issued three million PRYMES at $100 each. The issue netted $291 million after issue related expenses. These shares are entitled to a preference dividend of 6.36% per annum for the next five years, after which the Bank has the option to reset the rate.

(iii) Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS)

On 13 August 2004, the Bank issued 3.5 million SAINTS at $100 each. The issue netted $345 million after issue related expenses. Holders of these securities are entitled to a floating rate dividend. The floating rate is determined each quarter by taking 70% of the sum of the annualised 90 day Bank Bill Swap Rate and a margin of 1.35%. Dividends are payable in arrears on a quarterly basis. On 20 November 2014 or any dividend payment date thereafter, subject to APRA approval, the Bank may convert the SAINTS to ordinary shares, redeem, buy-back or cancel the SAINTS for their face value or undertake a combination of these options.

(iv) Reserves

(1) Asset Revaluation Reserve

Asset Revaluation and Realisation Reserve – increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

(2) Claims Equalisation Reserve (CER)

The CER was created to provide the consolidated entity with a prudential buffer against abnormal fluctuations in insurance claims. As a result of changes to the insurance legislation effective 1 July 2002, the CER is no longer required and was transferred to retained profits in 2004.

(3) Borrowers' and Depositors' Share Redemption Reserve

The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

(4) Foreign Currency Translation Reserve

The purpose of this reserve is to recognise exchange differences arising on translation of self-sustaining foreign controlled entities.

(v) Outside Equity Interests in Controlled Entities

Outside equity interests comprise depositary capital securities issued by St.George Funding Company LLC, ordinary shares issued to minority shareholders by St.George Motor Finance Limited and perpetual notes issued by the Bank.

The depositary capital securities were issued on 19 June 1997 raising US$250 million. The securities are on issue in perpetuity subject to redemption rights held by the Bank in years 2007, 2017 and 2022. APRA approval is required to enable the redemption rights of the Bank to be exercised. The securities have no voting rights with respect to the operations of the Bank and are treated as Tier 1 capital for Capital Adequacy purposes.

The Bank issued four perpetual notes raising NZ $19 million (on 16 December 2002), NZ$8 million (on 18 March 2004), NZ$6 million (on 30 September 2004) and NZ$2 million (30 September 2005). The notes have no voting rights or entitlement to dividends or other payment. In a winding up, the notes on issue are convertible into ordinary shares of the Bank.

(hh) Derivative Financial Instruments

The consolidated entity makes use of the derivatives market for trading purposes and to hedge foreign exchange and interest rate risk.

Derivatives bought or sold for trading purposes are carried at net fair value at balance date. Realised and unrealised changes in the net fair value are recognised in the Statements of Financial Performance in the period in which the change occurs.

Derivatives bought or sold for the Bank's hedging purposes are accounted for on the same basis as the underlying exposure. Where the underlying exposure is accounted for on an accruals basis, any gain or loss realised on the derivative instrument is deferred and taken up as an adjustment to the yield on the underlying exposure over its remaining life.

The market value of trading derivatives and deferred gains or losses on hedging derivatives are recognised as Other Assets when favourable to the consolidated entity and Other Liabilities when unfavourable.

(ii) Life Insurance Business

The consolidated entity conducts life insurance business through its controlled entity, St.George Life Limited (SGL). SGL is accounted for in accordance with the requirements of Accounting Standard AASB 1038: Life Insurance Business as summarised below:

- All assets, liabilities, revenues, expenses and equity are included in the financial report irrespective of whether they are designated as relating to policyholders or to shareholders.
- All assets are measured at net market values.
- All liabilities are measured at net present values. Policy liabilities are calculated in accordance with the principles of Margin on Services (MoS) profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Other Liabilities are measured at net present value at reporting date.
- Premiums and claims are separated on a product basis into their revenue, expense and change in liabilities components unless the separation is not practicable or the components cannot be reliably measured.
- Return on all investments controlled by SGL are recognised as revenues.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The shareholders' interest in the profits of the statutory funds is brought to account in the Statements of Financial Performance of the consolidated entity. Profits derived by life insurance companies are determined in accordance with the principle of MoS profit reporting as set out in Actuarial Standard AS 1.03: Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board. Policy liabilities are calculated in a way that allows for systematic release of planned profit margins as services are provided to policy owners and the revenues relating to those services are received.

Shareholders' access to the retained profits and shareholders' capital is restricted to the extent that these monies are required to meet the solvency and capital adequacy standards under the Life Insurance Act 1995.

(jj) Fiduciary Activities
A number of controlled entities act as Trustee and/or Manager, Administrator or Custodian for a number of superannuation funds, investment trusts, superannuation services, approved deposit funds, life insurance funds and managed client portfolios. The value of managed funds at 30 September 2005 was $32,642 million (2004: $24,825 million).

The assets and liabilities of these funds and trusts are not included in the consolidated Financial Report as the Bank does not have the capacity to directly or indirectly control the funds and trusts.

Commissions and fees derived by the controlled entities in respect of these activities are included in the Statements of Financial Performance.

(kk) Fee Income
Fees, if material, are segregated between cost recovery and risk related. The risk related fees are taken to income over the period of the underlying risk. The balance of the fees is considered to represent cost recovery and is taken to income when received.

(ll) Unearned Revenue
(i) Unearned revenue in relation to finance leases, commercial hire purchases, consumer lending and bills of sale has been calculated using appropriate actuarial factors so that revenue earned over the term of the contract bears a constant relationship to the funds employed.

Receivables referred to above are shown in the Statements of Financial Position net of unearned revenue.

(ii) Unearned income of the insurance operation has been calculated by spreading the net premium revenue over the expected period of the risk.

The unexpired risk reserve of the insurance operation is disclosed as Unearned Income – Mortgage Insurance Premiums in this Financial Report.

(mm) Operating Leases
Operating lease payments are charged as an expense over the term of the lease, on a basis representative of the pattern of service rendered through the provision of the leased property.

The present value of future operating lease payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of any sub-leasing revenue, in the year it is determined that the leased space will be of no future benefit to the consolidated entity.

(nn) Loan Securitisation
The consolidated entity periodically sells receivables to special purpose trusts that issue securities to investors. These transactions transfer the risks and rewards of ownership and therefore meet APRA's criteria for recognition as clean sales. As such, the receivables sold are removed from the Statements of Financial Position.

The consolidated entity receives the following service fees and other income from the securitisation programs:

- Service, manager and custodian fees are received and recognised over the period in which the relevant fee is earned.
- Redraw facility fee – the consolidated entity provides the securitisation programs with redraw facilities in accordance with APRA's prudential guidelines.
- Residual income – the consolidated entity is entitled to receive residual income from the securitisation programs. This income comprises interest receivable on the securitised loans (net of any swap receipts/payments) less interest payable to holders of Mortgage Backed Bonds and other fees and expenses payable. The residual income is recognised when receivable.
- Swap income – basis and interest rate swaps are provided at arm's length to the program by the consolidated entity in accordance with APRA prudential guidelines. Basis and interest rate swaps are accounted for on an accruals basis.

(oo) Earnings Per Share
(i) Basic earnings per ordinary share is determined by dividing net profit after income tax attributed to members of the Bank, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for the bonus elements in ordinary shares issued during the year.

(ii) Basic earnings per preferred resetting yield marketable equity security is determined by dividing the dividend entitlement on these securities during the financial year by the weighted average number of securities outstanding during the financial year.

(iii) Basic earnings per subordinated adjustable income non-refundable tier 1 security is determined by dividing the dividend entitlement on these securities during the financial year by the weighted average number of securities outstanding during the financial year.

(iv) Diluted earnings per share adjusts the figures used in the determination of basic earnings per ordinary share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to the dilutive potential ordinary shares. The SAINTS are not considered dilutive.

	NOTE	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M	BANK 2005 $M	BANK 2004 $M
NOTE 2 INTEREST					
Interest income					
Cash and liquid assets		**37**	33	**37**	33
Due from other financial institutions		**18**	12	**14**	7
Trading and investment securities		**369**	319	**348**	318
Loans and other receivables		**4,262**	3,752	**4,020**	3,608
Controlled entities		**-**	-	**167**	89
Total interest income		**4,686**	4,116	**4,586**	4,055
Interest expense					
Deposits and other borrowings		**2,057**	1,842	**2,029**	1,838
Bonds and notes		**774**	527	**774**	527
Loan capital		**117**	112	**117**	112
Other financial institutions		**31**	23	**31**	20
Controlled entities		**-**	-	**44**	43
Total interest expense		**2,979**	2,504	**2,995**	2,540
NOTE 3 OTHER INCOME					
Trading income		**72**	61	**48**	49
Profit on sale on investment securities		**1**	-	**1**	-
Foreign exchange gain - controlled entity		**-**	-	**9**	7
Product fees and commissions					
- Lending fees		**52**	63	**36**	50
- Deposit accounts and other		**253**	218	**199**	186
- Electronic Banking		**187**	187	**187**	187
Securitisation service fees		**109**	84	**30**	6
Managed funds		**223**	197	**-**	-
Bills acceptance fees		**93**	66	**93**	66
Factoring and invoice discounting income		**19**	21	**-**	-
Profit on sale of shares	3(a)	**4**	22	**2**	17
Profit on sale of land and buildings	3(b)	**3**	20	**3**	19
Profit on sale of businesses	3(c)	**36**	-	**27**	-
Rental income		**9**	11	**8**	9
Trust distributions		**4**	9	**1**	7
Dividends					
- Controlled entities		**-**	-	**205**	140
- Other persons		**5**	4	**5**	1
Management fees - controlled entities		**-**	-	**80**	57
Other		**14**	12	**9**	7
Total other income		**1,084**	975	**943**	808
NOTE 3(a) Profit on sale of shares					
Gross revenue on sale of shares		**8**	51	**5**	20
Carrying value of shares sold		**4**	29	**3**	3
Profit on sale of shares		**4**	22	**2**	17
NOTE 3(b) Profit on sale of land and buildings					
Gross revenue on sale of land and buildings		**14**	76	**14**	45
Written down value of land and buildings sold		**11**	56	**11**	26
Profit on sale of land and buildings		**3**	20	**3**	19
NOTE 3(c) Profit on sale of businesses					
Gross revenue on sale of businesses		**47**	-	**38**	-
Net assets and related cost of businesses sold		**11**	-	**11**	-
Profit on sale of businesses		**36**	-	**27**	-

	CONSOLIDATED		BANK	
	2005	2004	**2005**	2004
	$M	$M	**$M**	$M
NOTE 4 BAD AND DOUBTFUL DEBTS				
Bad and doubtful debts (Refer Note 17)				
Specific provision for doubtful debts				
– Controlled entities	**-**	–	**21**	–
– Other	**114**	95	**103**	89
General provision for doubtful debts	**10**	33	**(3)**	33
Recoveries	**(14)**	(16)	**(13)**	(16)
Total bad and doubtful debts expense	**110**	112	**108**	106
NOTE 5 OPERATING EXPENSES				
Staff				
Salaries and wages	**553**	514	**498**	463
Contractors' fees	**9**	13	**5**	9
Superannuation contributions	**46**	41	**42**	38
Payroll tax	**35**	32	**32**	29
Fringe benefits tax	**9**	8	**8**	8
Other	**25**	21	**22**	16
Total staff expenses	**677**	629	**607**	563
Computer and equipment				
Depreciation	**40**	42	**35**	37
Deferred expenditure amortisation and write-off	**54**	77	**45**	70
Rentals on operating leases	**9**	16	**8**	16
Other	**66**	75	**62**	70
Total computer and equipment expenses	**169**	210	**150**	193
Occupancy				
Depreciation and amortisation	**27**	27	**21**	20
Rent				
– controlled entities	**-**	–	**13**	13
– other persons	**70**	66	**66**	62
Other	**39**	39	**36**	36
Total occupancy expenses	**136**	132	**136**	131
Administration and other				
Fees and commissions	**29**	24	**23**	22
Fees and commissions – controlled entities	**-**	–	**8**	9
Advertising and public relations	**49**	45	**41**	38
Telephone	**10**	13	**9**	12
Printing and stationery	**36**	35	**30**	29
Postage	**18**	18	**18**	18
Subscription and levies	**8**	7	**8**	7
Consultants	**30**	22	**22**	17
Other*	**117**	104	**98**	87
Total administration and other expenses	**297**	268	**257**	239
Total operating expenses	**1,279**	1,239	**1,150**	1,126

* Includes expenditure of $20,050 to the Australian Labor Party and $7,500 to the Liberal Party, mainly resulting from functions attended during the year.

	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M	BANK 2005 $M	BANK 2004 $M
NOTE 6 INCOME TAX EXPENSE				
Income tax expense shown in the Statements of Financial Performance differs from prima facie income tax payable on pre-tax ordinary profit for the following reasons:				
Profit from ordinary activities before income tax	**1,300**	1,135	**1,214**	1,027
Prima facie income tax expense calculated at 30% of ordinary profit	**390**	341	**364**	308
Increases in income tax expense due to:				
Amortisation of goodwill and write-off	**32**	31	**19**	19
Depreciation on buildings	**2**	2	**2**	2
General provision for doubtful debts	**3**	10	**(1)**	10
Tax losses not recognised	**3**	5	**-**	5
Other non-deductible expenditure	**-**	1	**-**	-
St.George Insurance Pte Limited attributive income	**-**	-	**5**	3
Non-deductible interest expense [1]	**-**	-	**12**	-
Income tax expense related to current and deferred tax transactions of wholly-owned subsidiaries in the tax-consolidated group	**-**	-	**31**	24
Decreases in income tax expense due to:				
Deduction allowable on depositary capital securities [1]	**-**	6	**-**	-
Deduction allowable on shares issued under Employee Reward Share Plan	**2**	2	**2**	2
Deductions allowable on buildings	**2**	2	**-**	-
Rebateable and franked dividends	**2**	2	**63**	42
Difference between accounting profit and assessable profit on disposal of shares	**5**	-	**6**	-
Difference between accounting profit and assessable profit on disposal of businesses	**4**	-	**-**	-
Difference between accounting profit and assessable profit on disposal of properties	**-**	2	**-**	2
Other items	**1**	2	**-**	4
Recovery of income tax expense in accordance with tax funding agreements	**-**	-	**31**	24
Tax benefit recognised on entering tax consolidation [2]	**-**	2	**-**	2
Income tax expense	**414**	372	**330**	295

(1) The ATO has issued St.George with amended assessments for 1998 to 2003 relating to interest deductions claimed by St.George in respect of the subordinated debentures issued to St.George Funding Company LLC as part of the DCS transaction. These amended assessments total $137 million (after tax) comprising $102 million of primary tax and interest and penalties of $35 million (after tax). In August 2005, the ATO denied the Bank's objection to its amended assessments.

St.George previously advised that amended assessments relating to this issue would total $164 million after tax for the 1998 to 2004 years. The Bank has decided not to claim a $12 million tax deduction attributable to this transaction for the 2004 year, which reduced the amended assessments issued by the ATO to $152 million from $164 million after tax. The ATO has reduced the interest and penalties applicable to this matter by $15 million after tax, resulting in the amended assessments totalling $137 million after tax.

From 1 October 2004 onwards, St.George has decided to take a conservative approach and not recognise a tax benefit on interest paid on the subordinated debentures.

St.George remains confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries. Accordingly, St.George has not charged to its Statements of Financial Performance any amounts due under the amended assessments. St.George has discussed and agreed this treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years. St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

(2) The Bank elected to remeasure the tax cost value of the assets of certain entities that comprise the tax consolidated group. A net tax benefit of $2 million was recognised by these subsidiaries on 1 October 2003 on entering tax consolidation.

	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M	BANK 2005 $M	BANK 2004 $M
NOTE 7 INDIVIDUALLY SIGNIFICANT ITEMS				
Other Income				
Other income before individually significant items	**1,068**	958	**927**	791
Individually Significant Items				
Profit on sale of fixed assets [i]	**27**	–	**27**	–
Write-off of deferred home loan broker commissions [ii]	**(11)**	–	**(11)**	–
Profit on sale of shares [iv]	**-**	17	**-**	17
	16	17	**16**	17
Total other income	**1,084**	975	**943**	808
Operating expenses				
Operating expenses before individually significant item	**1,263**	1,222	**1,134**	1,109
Individually Significant Item				
Write-off of computer applications and equipment [iii],[v]	**16**	17	**16**	17
Total operating expenses	**1,279**	1,239	**1,150**	1,126
Income tax expense				
Income tax expense before individually significant items	**414**	372	**330**	295
Individually Significant Items				
Income tax expense on profit on sale of fixed assets [i]	**8**	–	**8**	–
Income tax benefit on write-off of deferred home loan broker commissions [ii]	**(3)**	–	**(3)**	–
Income tax benefit on write-off of computer applications and equipment [iii],[v]	**(5)**	(5)	**(5)**	(5)
Income tax expense on profit on sale of shares [iv]	**-**	5	**-**	5
	-	–	**-**	–
Total income tax expense	**414**	372	**330**	295
SUMMARY				
Profit before tax from individually significant items	**-**	–	**-**	–
Tax expense attributable to individually significant items	**-**	–	**-**	–
Net impact after tax from individually significant items	**-**	–	**-**	–

September 2005 year

(i) On 31 December 2004, the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network.

(ii) The Bank has progressively changed its strategy in respect of its residential introductory loan portfolio as the portfolio typically has a shorter life and a lower interest margin than other residential loan products. The introduction of new products and the change in strategy have resulted in a significant reduction in the balance of the introductory loan portfolio in recent years. As a result, from 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

(iii) Comprises a $6 million ($4 million after tax) write-off of obsolete systems or systems in the process of being decommissioned and a $10 million ($7 million after tax) write-off representing a refinement of St.George's deferred expenditure policy to write-off deferred expenditure whereby the unamortised balance of deferred expenditure is written-off immediately when the carrying value reduces to $500,000.

September 2004 year

(iv) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(v) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank commenced replacing CLAS during the year ending 30 September 2005.

NOTE 8 DIVIDENDS PROVIDED FOR OR PAID

TYPE	CENTS PER SHARE	CONSOLIDATED $M	BANK $M	DATE OF PAYMENT	FRANKING RATE	PERCENTAGE FRANKED
2005						
Interim 2005 - ordinary shares	**67.0**	**347**	**347**	**4-Jul-05**	**30%**	**100%**
Final 2004 - ordinary shares	**62.0**	**319**	**319**	**17-Dec-04**	**30%**	**100%**
Depositary capital securities [1],[9]		**6**	**-**	**31-Dec-04**	**-**	**-**
Depositary capital securities		**14**	**-**	**30-Jun-05**	**-**	**-**
Depositary capital securities [2]		**7**	**-**	**31-Dec-05**	**-**	**-**
Preferred resetting yield marketable equity securities [4]		**7**	**7**	**21-Feb-05**	**30%**	**100%**
Preferred resetting yield marketable equity securities		**10**	**10**	**22-Aug-05**	**30%**	**100%**
Preferred resetting yield marketable equity securities [6]		**2**	**2**	**20-Feb-06**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities [7]		**2**	**2**	**22-Nov-04**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities		**4**	**4**	**21-Feb-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities		**4**	**4**	**20-May-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities		**4**	**4**	**22-Aug-05**	**30%**	**100%**
Subordinated adjustable income non-refundable tier 1 securities [8]		**3**	**3**	**21-Nov-05**	**30%**	**100%**
		729	**702**			
2004						
Interim 2004 - ordinary shares	60.0	306	306	2-Jul-04	30%	100%
Final 2003 - ordinary shares	50.0	253	253	19-Dec-03	30%	100%
Depositary capital securities [3]		6	-	31-Dec-03	-	-
Depositary capital securities		15	-	30-Jun-04	-	-
Depositary capital securities [1]		8	-	31-Dec-04	-	-
Preferred resetting yield marketable equity securities [5]		7	7	20-Feb-04	30%	100%
Preferred resetting yield marketable equity securities		10	10	20-Aug-04	30%	100%
Preferred resetting yield marketable equity securities [4]		2	2	21-Feb-05	30%	100%
Subordinated adjustable income non-refundable tier 1 securities [7]		2	2	22-Nov-04	30%	100%
		609	580			

(1) A total dividend of $14 million was paid of which $6 million relates to the 2005 financial year and $8 million related to the 2004 financial year.
(2) A total dividend of approximately $14 million will be payable on 31 December 2005 of which $7 million relates to the 2005 financial year.
(3) A total dividend of $14 million was paid of which $6 million related to the 2004 financial year and $8 million related to the 2003 financial year.
(4) A total dividend of $9 million was paid of which $7 million relates to the 2005 financial year and $2 million related to the 2004 financial year.
(5) A total dividend of $9 million was paid of which $7 million related to the 2004 financial year and $2 million to related the 2003 financial year.
(6) A total dividend of $9 million will be payable on 20 February 2006 of which $2 million relates to the 2005 financial year.
(7) A total dividend of $4 million was paid of which $2 million relates to the 2005 financial year and $2 million related to the 2004 financial year.
(8) A total dividend of $4 million will be payable on 21 November 2005 of which $3 million relates to the 2005 financial year.
(9) Dividends provided for or paid on depositary capital securities will be paid by St.George Funding Company LLC to the holders of the securities, out of profits to which no franking credits are attached.

Subsequent Events

Since the end of the financial year, the directors declared the following dividend:

	CENTS PER SHARE	CONSOLIDATED $M	BANK $M	DATE PAYABLE	FRANKING RATE	PERCENTAGE FRANKED
Final - ordinary	70.0	364	364	14-Dec-05	30%	100%

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 September 2005 and will be recognised in subsequent financial statements.

Dividend Franking Account

It is anticipated that the balance of the consolidated franking account will be $555 million (2004: $405 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the year; and

(ii) franking debits that will arise from the payment of dividends recognised as a liability; and

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent financial year.

After also allowing for the 30 September 2005 year final ordinary dividend, the consolidated franking account will be $401 million (30 September 2004: $268 million).

	CONSOLIDATED 2005	2004
NOTE 9 EARNINGS PER SHARE		
Earnings Per Share		
Basic – ordinary (cents)	**160.0**	140.6
Diluted – ordinary (cents)	**160.0**	140.3
Basic – PRYMES ($)	**6.36**	6.36
Basic – SAINTS ($)	**4.85**	4.75
Alternative earnings per share [1]		
Basic – ordinary (cents)	**180.2**	160.8
Diluted – ordinary (cents)	**179.8**	160.0
Weighted average number of shares		
Basic – ordinary	**517,761,805**	509,896,418
Impact of potential dilutive issues:		
Options over ordinary shares	**750,776**	343,939
PRYMES	**11,032,352**	14,082,028
Diluted – ordinary	**529,544,933**	524,322,385
Basic – PRYMES	**3,000,000**	3,000,000
Basic – SAINTS	**3,500,000**	469,863

	2005 $M	2004 $M
Reconciliations of earnings used in calculating earnings per share		
(a) Basic earnings per ordinary share		
Profit from ordinary activities after income tax	**886**	763
Less Net loss attributable to outside equity interests	**(5)**	(4)
Preference dividends	**63**	50
Earnings used in calculating basic earnings per share	**828**	717
Add Goodwill amortisation and write-off	**105**	103
Net after tax impact of individually significant items	**–**	–
Earnings used in calculating alternative basic earnings per share	**933**	820
(b) Diluted earnings per ordinary share		
Profit from ordinary activities after income tax	**886**	763
Less Net loss attributable to outside equity interests	**(5)**	(4)
Preference dividends	**63**	50
Add Earnings adjustments on potentially dilutive issues	**19**	19
Earnings used in calculating diluted earnings per share	**847**	736
Add Goodwill amortisation and write-off	**105**	103
Net after tax impact of individually significant items	**–**	–
Earnings used in calculating alternative diluted earnings per share	**952**	839
(c) Basic earnings attributable to PRYMES	**19**	19
(d) Basic earnings attributable to SAINTS	**17**	2

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation and write-off and individually significant items to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

	CONSOLIDATED		BANK	
	2005 **$'000**	2004 $'000	**2005** **$'000**	2004 $'000
NOTE 10 AUDITORS' REMUNERATION				
Amounts paid, or due and payable to auditors of the Bank (KPMG) for :				
Audit or review services of consolidated financial statements	**1,391**	1,090	**914**	702
Audit and review of managed funds activities	**1,255**	1,001	**367**	412
Audit services in accordance with regulatory requirements [a]	**1,033**	831	**989**	814
Other assurance services [b]	**441**	712	**433**	712
	4,120	3,634	**2,703**	2,640
Other Services				
Taxation compliance services in respect of managed funds	**214**	155	**188**	155
Taxation compliance services in respect of consolidated entities	**1,024**	1,177	**878**	1,107
Other [c]	**66**	229	**66**	223
	1,304	1,561	**1,132**	1,485
Total auditors' remuneration	**5,424**	5,195	**3,835**	4,125

(a) Includes prudential supervision reviews for APRA, audits of securitisation trusts, audit of workers compensation and Australian Financial Services Licences.

(b) Includes Australian Equivalents to International Financial Reporting Standards transition services.

(c) Payments made to auditors include:

	2005 **$'000**	2004 $'000
- Staff assistance services	-	109
- Other legal services	-	36
- Technical advice and other services	**66**	84

The amounts paid for other services are in accordance with St.George's audit independence policy as outlined in the Corporate Governance section of the Concise Annual Report. The Board Audit and Compliance Committee has considered the other services provided by KPMG and is satisfied that the nature of the services and the amount of fees paid are appropriate in terms of maintaining auditors' independence.

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

This note sets out the disclosure requirements of AASB 1046: "Director and Executive Disclosures by Disclosing Entities". The note also contains details of remuneration required by section 300A(1) of the Corporations Act 2001 as amended by the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP 9).

A1 – Nomination and Remuneration Committee (Committee)
The Committee is responsible for overseeing St.George's remuneration arrangements. The key functions of the Committee are:

- To consider and make recommendations to the Board on the composition of the Board, appropriate criteria for Board membership and performance, the tenure of Directors generally, the remuneration framework for Directors and where required, the suitability of nominations for the position of Director.
- To review and make recommendations to the Board for Board succession plans.
- To review and make recommendations to the Board with respect to the remuneration to be paid by St.George to its Managing Director and Specified Executives.
- To review and make recommendations to the Board regarding St.George's recruitment, retention and termination policies and procedures for senior executives.
- To review and make recommendations to the Board on the various material remuneration, incentive and reward programs within St.George.
- To make determinations and recommendations, as appropriate, in accordance with the rules of St.George's various employee and executive share and option plans.

Composition
Minimum of three members, the majority being independent Directors.

Chairman
Chaired by the Chairman of the Board or an independent Director.

Other Usual Attendees at Meetings
Managing Director
Group Executive, Human Resources
Company Secretary (Committee Secretary)

Meetings
At least four times a year. The Committee may also meet at such other times as considered appropriate.

Quorum
Three members.

Availability of Documents
The following material is publicly available, and updated as required, by posting the material on St.George's website in a clearly marked corporate governance section:

- a description of the procedure for the selection and appointment of new Directors to the Board;
- the charter of the Committee or a summary of the role, rights, responsibilities and membership requirements for that Committee; and
- the Committee's policy for the appointment of Directors.

A2 – Specified Directors, Specified Executives and Other Executives
This report covers the remuneration arrangements for Specified Directors, Specified Executives and other executives.

Specified Directors include the Bank's Managing Director and Non-Executive Directors of the Bank.

The remuneration of the Bank's Managing Director comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives.

The remuneration of Non-Executive Directors comprises fees, superannuation, prescribed benefits and cost of shares acquired under the Non-Executive Directors' Share Purchase Plan.

Specified Executives are those executives with the greatest authority for managing and setting the strategic direction of St.George and include the five highest paid executives of St.George for the 30 September 2005 financial year.

The remuneration of Specified Executives comprises base remuneration and at risk remuneration. At risk remuneration includes both short and long term incentives. The long term incentive is delivered under the Executive Performance Share and Option Plans.

Other executives of St.George are any other executives who participate in the Bank's Executive Performance Share Plan (Performance Plan). Other executives' remuneration comprises base pay and at risk remuneration. At risk remuneration includes both short and medium term incentives.

A3 – Executive Reward Strategy
The Committee recognises that St.George operates in a competitive environment where the key to achieving sustained improvements in St.George's performance is through its people.

The key principles of St.George's Executive Reward Strategy are:

- rewards aligned with the interests of and creation of value for Shareholders;
- rigorous performance measures applied to rewards;
- rewards focused on short, medium and long term improvements in the performance of St.George;
- criteria used to assess and reward executives including financial and non-financial measures; and
- competitive rewards designed to attract, motivate, reward and retain key executives.

A4 – Executive Reward Structure
St.George operates a Total Target Reward (TTR) structure for executives. The TTR consists of two components:

- base (fixed) remuneration; and
- at risk remuneration (including, short, medium and long term incentives).

The Committee reviews and recommends to the Board the TTR for the Managing Director and Specified Executives annually. The Specified Executives review and in turn recommend to the Managing Director the TTR for the other senior executives annually.

The Executive Reward Structure is designed to attract suitably qualified candidates and to align the reward with the performance of both the executive and St.George in accordance with the targets set.

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

The TTR for each executive is set having regard to independent advice from external consultants, Egan Associates, on competitive market practice for that position. When reviewing the TTR, each component is reviewed with a view to ensuring that the right balance is achieved between fixed and at risk remuneration.

The executive's TTR is targeted at the 75th percentile of comparable positions, and will only be achieved if the individual executive's and St.George's performance targets are met.

St.George has endorsed a move to a greater component of at risk pay for executives, where it is competitive within the market to do so. The Committee has set targets for the proportion of at risk pay to be achieved as a proportion of TTR. These indicative targets and prevailing market data for the position may vary depending upon the level and the nature of the executive's position.

Base (fixed) remuneration

Base remuneration provides fixed remuneration on a total cost-to-company basis, which includes any fringe benefits tax charges relating to employee benefits and also employer superannuation contributions. The amount of base remuneration is established with reference to independent market research, considering the scope and nature of the role and the executive's individual performance and experience.

There are no guaranteed increases to base remuneration in any of the service contracts of the Managing Director, Specified Executives or other executives.

The base remuneration of the Managing Director and Specified Executives for the 30 September 2005 and 30 September 2004 years are disclosed in Sections A7 and A10 of this Note. Base remuneration is generally reviewed annually and applies for the period 1 October to 30 September each year.

At risk remuneration

At risk remuneration comprises Short, Medium and Long Term incentives.

Short Term Incentives (STIs) are subject to the achievement of targets (Key Performance Indicators) set at the beginning of the financial year. The STI can be paid in cash, or salary sacrificed and received as shares or as a superannuation contribution at the individual's election.

Medium Term Incentives (MTIs) are delivered through the granting of an award under the Performance Plan. The award represents a right to an ordinary share in the Bank, subject to the achievement of applicable performance conditions.

Long Term Incentives (LTIs) are delivered through the granting of options under the Executive Option Plan (Option Plan) or the granting of awards under the Performance Plan. The options or awards represent a right to ordinary shares in the Bank, subject to the achievement of applicable performance conditions. In the case of options, the exercise price must be paid by the holder to exercise the option. The exercise price represents the market value of the Bank's ordinary shares at the grant date. The market value represents the volume weighted average price (VWAP) traded during the five trading days prior to and including the grant date, calculated in accordance with the Performance Plan and Option Plan rules.

Managing Director's Remuneration

The service agreement of the Managing Director, Mrs Gail Kelly was amended on 17 November 2004 from a five-year fixed term agreement to an agreement that will continue indefinitely until terminated in accordance with its notice periods specified in paragraph 9 below. The Managing Director commenced employment on 14 January 2002.

Each year, the Committee reviews and recommends to the Board the TTR and Key Performance Indicators (KPIs) in the form of a Balanced Scorecard to apply to the Managing Director for the coming year and determines the STI to be awarded based on performance achievements over the past financial year. The potential payments to the Managing Director form a substantial part of the TTR for that position and are contingent on the achievement of St.George, individual and strategic goals set by the Board, including Financial, Service, People, Risk Management and Strategy. The Managing Director does not participate in the Committee's deliberations on her own remuneration.

The Board considers that the TTR of the Managing Director should include LTI rewards aligned to the performance of St.George and the interests of shareholders. The Option and Performance Plans facilitate the provision of LTI rewards.

The principal features of the remuneration arrangements for the Bank's Managing Director for the year ended 30 September 2005 are as follows:

(1) base annual remuneration of $1,500,000 and an STI payment as determined by the Board of Directors subject to the achievement of KPIs;

(2) payment of termination benefits - there is no specific entitlement to receive a payment if the Bank is acquired, except for a bona fide takeover where the options and awards become exercisable (refer point (3)), or where there is a material diminution in her role or responsibilities (refer point (7));

(3) 1,000,000 options were granted on 12 December 2001, which are subject to performance conditions and vest over 4.5 years from the grant date. The first tranche of 250,000 options vested and were exercisable from 12 June 2004. The second tranche of 250,000 options vested and were exercisable from 12 June 2005. The third tranche of 500,000 options have vested and are exercisable from 12 June 2006. On 1 October 2004, 500,000 options and 57,600 awards were granted, which are subject to performance conditions as outlined in Section A12. These options and awards become exercisable if a bona fide takeover bid for the Bank becomes unconditional, even if the performance conditions for these options have not been met;

(4) should the Managing Director terminate the service agreement (unless she does so because there has been a material diminution in her role and responsibilities), she will only receive statutory entitlements;

(5) should the Bank terminate the service agreement because of a breach by the Managing Director, only statutory entitlements will be payable;

(6) should the Bank terminate the service agreement for reasons other than a breach by the Managing Director, an amount equal to the base annual remuneration then applying is payable by the Bank;

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

(7) should the Managing Director terminate the contract because there has been a material diminution in her role and responsibilities, an amount equal to twice her base annual remuneration then applying will be payable by the Bank as well as statutory entitlements;

(8) in situations (6) and (7), the Bank must also pay the Managing Director an amount as approved by the Board to reflect both the Managing Director's performance and that of the Bank against the KPIs established by the Board for paying her STI. In addition, should situation (6) or (7) occur, then within 12 months of that occurrence, the Managing Director will also be entitled to exercise some or all of those awards and options referred to in point (3) above, subject to satisfaction of relevant performance conditions relating to EPS and/or TSR as applicable;

(9) the notice periods for termination without cause of the agreement relating to the Managing Director's employment are:

a. by the Board – twelve months; and

b. by the Managing Director – six months.

Specified Executives – At Risk Remuneration

Specified Executives participate in both STIs and LTIs.

STIs

Each year, the Managing Director sets the KPIs in the form of a Balanced Scorecard for the Specified Executives that the Committee recommends for approval by the Board. The KPIs generally include measures relating to St.George, the Division and the individual, and include Financial, Service, People, Risk Management and Strategy. The KPIs have been chosen because they directly align the individual's rewards to the key performance drivers of St.George that are set at the beginning of the financial year. In all cases, these KPIs are transparent, challenging and relevant to St.George's strategy and performance.

At the end of the financial year, the Committee assesses the actual performance of St.George, the Division and the individual against the KPIs set at the beginning of the financial year. Based on the outcome, the Committee then recommends the STI to be paid to the Specified Executives for approval by the Board. This method of assessment was chosen as it provides the Committee with an objective assessment of the Specified Executives' performance.

Once the Board has approved the STI payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

LTIs

LTIs are provided through the Performance and Option Plans, both approved by Shareholders on 3 February 1998. Each tranche of Performance Shares and Options are subject to performance hurdles established by the Committee and approved by the Board from time to time. The Committee reviews and recommends to the Board the allocation of awards and options to the Specified Executives based on the achievement of EPS and Total Shareholder Return (TSR) outcomes, enabling an objective assessment of St.George's performance.

In April 2003, the Board adopted the Committee's recommendation that a dual performance hurdle be adopted for LTIs and that the measures of EPS and TSR be introduced. Subsequently in October 2004, the Board approved the Committee's recommendation to introduce an outperformance waiver into the dual performance hurdle. The outperformance waiver allows the whole tranche to vest where EPS or TSR outperformance hurdles as set by the Board have been achieved. The performance conditions provide for substantial growth in St.George's EPS as well as a comparative TSR hurdle.

An overview of the performance conditions for each grant of Awards and Options is outlined in Section A12.

Other Senior Executives – At Risk Remuneration

Other Senior Executives participate in the Incentive Plan (IP), which consists of both an STI (as outlined above) and an MTI.

Each year, the participants have KPIs set in the form of a Balanced Scorecard. The KPIs include measures relating to St.George and the individual and include Financial, People, Customer, Risk and Compliance and Strategy/Projects.

The performance against the Balanced Scorecard is used to determine both the quantum of the STI to be paid and the amount of awards that will be granted to the executive under the MTI. The grant date for the MTI is 1 October each year, being the commencement of the performance period.

At the end of the financial year, the direct reports to the Managing Director assess the actual performance of the individual participant against the Balanced Scorecard set at the beginning of the financial year. A recommendation is then made to the Managing Director for approval and payment.

Once the Managing Director has approved the STI payment, it is paid to the participant as cash or salary sacrificed into superannuation or shares at the individual's election.

The MTI component of the IP is subject to the same performance measures outlined in the LTI, being EPS and TSR. The exercise conditions provide for substantial growth in St.George's EPS as well as comparative TSR performance.

A5 – Relationship of Incentives to St.George's Financial Performance

Performance conditions for payment of any STI comprise a mix of financial and non-financial measures. The financial measures include targets for operating profit after tax, revenue growth, cost control, and financial ratios, depending upon the executive's responsibilities.

LTI performance conditions comprise St.George financial measures including EPS and/or TSR hurdles. The hurdles are measured from the grant date and are tested on the prescribed exercise date. If the hurdles are not achieved on the prescribed exercise date they are retested up to the final prescribed exercise date of the final tranche of the options or awards.

The Board considers that the above incentives are linked to and foster the achievement of the desired financial outcomes for St.George. The success of these incentive arrangements is demonstrated by St.George's strong growth in operating profit after tax in recent years and improvements in key financial ratios, resulting in increases in shareholder returns.

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

The improved financial performance and benefits for shareholder wealth derived from St.George's executive incentive arrangements are demonstrated in the following results:

YEAR ENDED 30 SEPTEMBER	2005	2004	2003	2002	2001
EPS* (cents)	**180.2**	160.8	142.2	124.7	101.6
Annual EPS Growth* (%)	**12.1**	13.1	14.0	22.7	22.4
Dividends per share (cents)	**137**	122	95	80	65
Share Price Increase** ($)	**6.04**	1.36	2.79	2.52	3.99

* before goodwill and significant items.
** share price movement during the financial year.

A6 – Service Agreements – Specified Executives

The Bank has entered into service agreements with each Specified Executive that provide for the payment of benefits where the service agreement is terminated by the Bank or the Specified Executive. The service agreements are not fixed term and generally provide for the following:

(1) where the Bank terminates the service agreement other than for misconduct, then a payment of between 12 and 15 months base remuneration is payable by the Bank depending upon the conditions of each individual service agreement as well as statutory entitlements;

(2) where the Specified Executive terminates the service agreement because of a material diminution in his/her role or responsibility, then in addition to point (1) a further amount will be payable by the Bank as detailed below:

a) 7 weeks' base remuneration in respect of the first year of the Specified Executive's service or part thereof; and

b) 4 weeks' base remuneration for each additional year's service between 2-10 years; and

c) 3 weeks' base remuneration for each additional year's service between 11-16 years; and

d) 2 weeks' base remuneration for each additional year's service between 17-25 years; and

e) an additional 1 week's base remuneration for each year of service where the executive is age 45 years or more;

provided any such payment does not exceed the maximum of 104 weeks of base remuneration;

(3) where the Specified Executive is terminated immediately and without notice for misconduct, statutory entitlements only are payable.

Specified Executives who exit the Bank during a given performance year (1 October to 30 September) will generally not receive an STI payment for that year except in the circumstances of redundancy, retirement or death. In those circumstances a pro-rata payment may be made based upon the length of service during the performance year and their performance.

LTI grants are generally forfeited where the Specified Executive resigns or is dismissed. In circumstances of redundancy, retirement or death, the Specified Executive or their estate, may be entitled to exercise some or all of the awards and options that have been granted, subject to satisfaction of relevant performance conditions relating to EPS and/or TSR as applicable.

The name, position held, employment commencement date and resignation date (where applicable) of the Bank's Specified Executives are as follows:

NAME	POSITION	EMPLOYMENT COMMENCEMENT DATE
Current		
G Bartlett	Group Executive – Institutional and Business Banking	8 March 1982
R Chapman	Group Executive – BankSA	1 July 2002
P Clare	Group Executive – Strategy	25 February 2002
P Fegan	Group Executive – Wealth Management and Retail Financial Services	22 July 2002
D Gall	Group Executive – Retail Business (appointed 1 March 2005)	17 April 1989
J Loebenstein	Group Executive – Information Technology	20 February 1995
S McKerihan	Chief Financial Officer	4 November 1985
B Wright	Group Executive – Human Resources	3 July 2000
Former		
A Thorburn	Group Executive – Personal Customers (resigned 1 December 2004)	24 June 2002

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

A7 – Remuneration of Specified Executives

Details of the nature and amount of each major element of remuneration for St.George's Specified Executives are as follows:

	PRIMARY BENEFITS			POST EMPLOYMENT	EQUITY COMPENSATION		
$'000	BASE REMUNERATION (A)	SHORT TERM INCENTIVE (B)	NON-MONETARY BENEFITS (C)	SUPERANNUATION CONTRIBUTIONS (D)	VALUE OF OPTIONS (E)	VALUE OF SHARES (F) (G)	TOTAL
2005							
Current							
G Bartlett[H]	588	600	9	12	149	214	1,572
R Chapman	445	400	–	12	126	85	1,068
P Clare[H]	513	400	–	12	175	94	1,194
P Fegan[H]	618	650	–	12	141	366	1,787
D Gall[I]	277	305	3	7	28	13	633
J Loebenstein[H]	528	360	–	12	70	182	1,152
S McKerihan[H]	713	475	–	12	110	288	1,598
B Wright	488	325	–	12	136	73	1,034
	4,170	3,515	12	91	935	1,315	10,038
Former							
A Thorburn	131	–	–	2	–	–	133
2004							
G Bartlett[H]	523	550	8	12	121	228	1,442
R Chapman	308	310	–	12	109	79	818
P Clare	438	290	–	12	128	136	1,004
P Fegan[H]	538	550	–	12	104	449	1,653
J Loebenstein[H]	478	290	–	12	51	202	1,033
S McKerihan[H]	613	405	–	12	81	322	1,433
A Thorburn[H]	488	360	–	12	154	111	1,125
B Wright	428	290	–	12	101	133	964
	3,814	3,045	8	96	849	1,660	9,472

(A) Base remuneration comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable. The Bank's superannuation contributions made on behalf of Specified Executives are disclosed separately.

(B) The Short Term Incentive relates to the Specified Executives' performance in the 30 September 2005 year and for comparatives, the 30 September 2004 year.

(C) Includes the benefit relating to an interest free loan provided to Mr G Bartlett and Mr D Gall.

(D) Includes applicable Superannuation Guarantee Charge.

(E) The fair value of options is calculated at the grant date using the Binomial method. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
1-Oct-02	15-Nov-04	1.96	18.16	17.77	18.1	4.87	3.71	2.5
1-Oct-02	15-Nov-05	2.32	18.16	17.77	18.1	4.95	3.71	3.5
1-Oct-03	30-Sep-05	2.08	20.40	20.32	17.2	4.83	4.28	2.5
1-Oct-03	30-Sep-06	2.10	20.40	20.32	17.2	4.92	4.28	3.5
1-Oct-03	30-Sep-07	2.12	20.40	20.32	17.2	4.98	4.28	4.5
1-Oct-04	30-Sep-06	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-04	30-Sep-07	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-04	30-Sep-08	2.21	21.70	22.01	15.0	5.25	5.70	4.5
1-Mar-05	30-Sep-06	2.14	24.56	24.67	15.0	5.50	5.30	2
1-Mar-05	30-Sep-07	2.44	24.56	24.67	15.0	5.50	5.30	3
1-Mar-05	30-Sep-08	2.61	24.56	24.67	15.0	5.50	5.30	4

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

(F) The fair value of awards, comprising rights over unissued shares, granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date for tranches with non-market related performance conditions. The fair value of awards for tranches with market related conditions has been determined using the binomial method at the grant date. This change in valuation methodology is in accordance with the requirements of AASB 1046A, which is effective from 1 October 2004. Comparatives have been amended accordingly, resulting in a $56,000 reduction in total remuneration reported in the 2004 year. Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

(G) Includes the fair value of shares allotted under the Employee Reward Share Plan (Reward Plan) during the year. The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost.

(H) Five highest paid officers of the Bank.

(I) Appointed 1 March 2005, previously held position of General Manager, Corporate and Business Bank. Remuneration for Mr D Gall is calculated from the date of appointment as a Specified Executive. Equity compensation only includes grants from the date of appointment.

In the year ended 30 September 2005, Specified Executives who had not departed the Bank became entitled to receive between 100% and 115% of their target STI for that year. In the case of Mr A Thorburn, who departed the Bank, 100% of his STI for the 2005 year was forfeited. No amounts vest in future financial years in respect of STIs for the 2005 financial year.

Proportion of remuneration at risk

Details of the proportion of remuneration at risk for each Specified Executive are shown in the table below. This table shows the Specified Executive's short term incentive payment and equity compensation as a percentage of their total remuneration.

	PROPORTION OF REMUNERATION AT RISK (%)		VALUE OF OPTIONS AS A PROPORTION OF REMUNERATION (%)	
SPECIFIED EXECUTIVES	2005	2004	2005	2004
Current				
G Bartlett	61.3	62.3	9.5	8.4
R Chapman	57.2	60.9	11.8	13.3
P Clare	56.0	55.2	14.7	12.7
P Fegan	64.7	66.7	7.9	6.3
D Gall	54.7	–	4.4	–
J Loebenstein	53.1	52.6	6.1	4.9
S McKerihan	54.6	56.4	6.9	5.7
B Wright	51.6	54.4	13.2	10.5
Former				
A Thorburn	–	55.6	–	13.7

A8 – Value of Equity Based Compensation

The estimated maximum and minimum value of options and awards granted to Specified Executives that vest in future years are set out in the table below. The maximum value represents the proportion of the fair value of the options and awards granted in the 30 September 2005 year and prior financial years that relate to future financial years. The minimum value of options and awards yet to vest is $nil as the related performance hurdles may not be satisfied and consequently the options or awards may not vest.

	30 SEPTEMBER 2006		30 SEPTEMBER 2007		30 SEPTEMBER 2008	
$'000	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM
Current						
G Bartlett	–	228	–	112	–	37
R Chapman	–	130	–	64	–	20
P Clare	–	161	–	79	–	25
P Fegan	–	268	–	133	–	45
D Gall	–	71	–	38	–	16
J Loebenstein	–	155	–	76	–	24
S McKerihan	–	244	–	119	–	39
B Wright	–	123	–	61	–	19

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

A9 – Non-Executive Directors' Remuneration Policy

The Bank's Constitution provides that the Directors shall be paid an aggregate remuneration as is determined by Shareholders at the Annual General Meeting. The fees are determined having regard to advice from external consultants, Egan Associates, on competitive market practice. The amount so determined is divided between the Directors at their discretion. The last determination made was at the Annual General Meeting held on 19 December 2003, where shareholders approved an aggregate amount of $2,000,000 per annum, such sum being inclusive of all superannuation guarantee contributions that the Bank makes on behalf of Directors.

Until December 2003, the Bank's Constitution made provision for the maximum retirement allowance that the Board may approve for a Director by reference to the maximum amount permitted to be paid under the Corporations Act 2001. However, at the Annual General Meeting held on 19 December 2003, shareholders approved an amendment to the Constitution such that no retirement benefits will be payable to any Non-Executive Directors appointed after 30 September 2003 and the entitlements of each Non-Executive Director in office at 30 September 2003 will not increase from that amount accrued to the Non-Executive Director on 30 September 2003.

A10 – Remuneration of Specified Directors

Details of the nature and amount of each major element of the remuneration of each Specified Director of the Bank are as follows:

	PRIMARY BENEFITS			POST EMPLOYMENT		EQUITY COMPENSATION			
$'000	BASE FEE/ REMUNERATION (A) (B)	COMMITTEE FEE (C)	SHORT TERM INCENTIVE (D)	SUPERANNUATION CONTRIBUTIONS (E)	PRESCRIBED BENEFITS (F)	VALUE OF OPTIONS (G)	VALUE OF SHARES (H)	TOTAL	RETIREMENT PROVISION (F)
2005									
Executive Director									
G P Kelly (CEO and MD)	1,488	–	1,725	12	–	812	454	4,491	–
Non-Executive Directors									
J M Thame (Chairman)	431	12	–	14	–	–	–	457	348
L F Bleasel	160	38	–	14	–	–	–	212	346
J S Curtis	160	40	–	14	–	–	–	214	340
T J Davis (appointed 17 December 2004)	126	9	–	12	–	–	–	147	–
R A F England	160	33	–	14	–	–	–	207	–
P D R Isherwood	160	47	–	14	–	–	–	221	342
L B Nicholls	160	35	–	14	–	–	–	209	145
G J Reaney	160	54	–	14	–	–	–	228	367
F J Conroy (retired 17 December 2004)	102	–	–	3	–	–	–	105	–
	1,619	268	–	113	–	–	–	2,000	1,888
2004									
Executive Director									
G P Kelly (CEO and MD)	1,338	–	1,500	12	–	688	423	3,961	–
Non-Executive Directors									
F J Conroy (Chairman)	470	–	–	11	–	–	–	481	776
L F Bleasel	150	27	–	11	–	–	–	188	346
J S Curtis	150	22	–	11	–	–	–	183	340
R A F England	10	–	–	2	–	–	–	12	–
P D R Isherwood	150	25	–	11	–	–	–	186	342
L B Nicholls	150	25	–	11	–	–	–	186	145
G J Reaney	150	41	–	11	–	–	–	202	367
J M Thame	150	33	–	11	–	–	–	194	348
	1,380	173	–	79	–	–	–	1,632	2,664

CEO and MD: Chief Executive Officer and Managing Director

(A) Base Fees for Non-Executive Directors are inclusive of the cost of shares (equivalent to the purchase price of the shares less brokerage and a discount equivalent to that available under the Bank's Dividend Reinvestment Plan when operational) acquired under the Non-Executive Directors' Share Purchase Plan. During the year, 9,706 shares were acquired on market and allocated to 4 Directors under this plan.

(B) Base Remuneration for the CEO and MD comprises cash salary and available salary package options grossed-up by related fringe benefits tax where applicable. The Bank's superannuation contributions made on behalf of the CEO and MD are disclosed separately.

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

(C) Represents fees paid for representation on Board Committees.

(D) In the year ended 30 September 2005, the CEO and MD became entitled to receive 115% of her target Short Term Incentive for that year.

(E) Includes Superannuation Guarantee Charge applicable to Directors under 70 years of age.

(F) Prescribed benefits represent amounts accrued during the year in respect of Non-Executive Directors' retirement benefits. At the Bank's Annual General Meeting on 19 December 2003, shareholders approved a resolution that Non-Executive Directors appointed after 30 September 2003 would not be entitled to retirement benefits. Payment of retirement benefits that have already been accrued for existing Directors will not exceed the entitlement at 30 September 2003.

(G) In the case of the Managing Director, the fair value of options is calculated at the grant date using the Binomial method. To determine the amount disclosed as remuneration, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date. Options granted are not recorded as an expense. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
12-Dec-01	12-Jun-04	2.32	16.91	17.50	20.9	4.75	3.71	3
12-Dec-01	12-Jun-05	2.69	16.91	17.50	20.9	5.05	3.71	4
12-Dec-01	12-Jun-06	2.98	16.91	17.50	20.9	5.25	3.71	5
1-Oct-04	30-Sep-06	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-04	30-Sep-07	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-04	30-Sep-08	2.21	21.70	22.01	15.0	5.25	5.70	4.5

(H) In the case of the Managing Director, the fair value of awards, comprising rights over unissued shares granted under the Executive Performance Share Plan has been determined using the share price of the Bank's ordinary shares on the grant date. Shares issued under the Plan are not recorded as an expense. To determine the amount disclosed as remuneration in each year, the fair value is allocated evenly to each reporting period over the period from the grant date to the prescribed exercise date.

The value of options included in remuneration as a percentage of total remuneration for Mrs G P Kelly in the 2005 year is 18.1% (2004: 17.4%). The proportion of total remuneration at risk for Mrs G P Kelly in the 2005 year was 66.6% (2004: 65.9%).

A11 – Value of Equity Based Compensation

The estimated maximum and minimum values of options and awards granted to Specified Directors that vest in future years are set out in the table below. The maximum value represents the proportion of the fair value of the options and awards granted in the 30 September 2005 year or prior financial years that relate to future financial years. The minimum value of options and awards yet to vest is $nil as the related performance hurdles may not be satisfied and consequently the options or awards may not vest.

	30 SEPTEMBER 2006		30 SEPTEMBER 2007		30 SEPTEMBER 2008	
$'000	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM	MINIMUM	MAXIMUM
G P Kelly	–	1,002	–	488	–	296

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

A12 – Details of Options and Awards Held by Specified Directors and Specified Executives

Options

All options refer to options over ordinary shares of the Bank, which are exercisable on a one-for-one basis under the Executive Option Plan. The movements during the year in the number of options over ordinary shares in the Bank, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

				MOVEMENT DURING THE YEAR					
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2005	FAIR VALUE PER OPTION ($)
Specified Director									
G P Kelly	12-Dec-01	12-Jun-04 - 12-Dec-06	16.91	250,000 [1]	–	–	250,000	–	
	12-Dec-01	12-Jun-05 - 12-Dec-06	16.91	250,000	–	–	–	250,000 [2]	2.69
	12-Dec-01	12-Jun-06 - 12-Dec-06	16.91	500,000	–	–	–	500,000	2.98
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	125,000	–	–	125,000	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	125,000	–	–	125,000	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	250,000	–	–	250,000	2.21
				1,000,000	500,000	–	250,000	1,250,000	
	Aggregate Value $'000			2,742	1,052	–	580	3,214	
Specified Executives – Current									
G Bartlett	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	13,734	–	–	13,734	–	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	13,734	–	–	–	13,734	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	13,734	–	–	–	13,734	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	38,548	–	–	–	38,548	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	38,548	–	–	–	38,548	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	38,548	–	–	–	38,548	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	18,000	–	–	18,000	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	18,000	–	–	18,000	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	18,000	–	–	18,000	2.21
				156,846	54,000	–	13,734	197,112	
	Aggregate Value $'000			333	112	–	27	418	
R Chapman	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	20,029	–	–	–	20,029 [2]	1.96
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	25,184	–	–	–	25,184	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	25,184	–	–	–	25,184	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	25,184	–	–	–	25,184	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	16,668	–	–	16,668	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	16,668	–	–	16,668	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	16,668	–	–	16,668	2.21
				135,639	50,004	–	–	185,643	
	Aggregate Value $'000			290	104	–	–	394	
P Clare	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	24,035	–	–	–	24,035 [2]	1.96
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	24,035	–	–	–	24,035	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	24,035	–	–	–	24,035	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	30,838	–	–	–	30,838	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	30,838	–	–	–	30,838	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	30,838	–	–	–	30,838	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	30,334	–	–	30,334	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	30,334	–	–	30,334	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	30,334	–	–	30,334	2.21
				164,619	91,002	–	–	255,621	
	Aggregate Value $'000			353	188	–	–	541	

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	MOVEMENT DURING THE YEAR HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2005	FAIR VALUE PER OPTION ($)
P Fegan	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	15,022	–	–	15,022	–	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	15,022	–	–	–	15,022	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	15,022	–	–	–	15,022	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	30,104	–	–	–	30,104	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	30,104	–	–	–	30,104	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	30,104	–	–	–	30,104	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	22,000	–	–	22,000	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	22,000	–	–	22,000	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	22,000	–	–	22,000	2.21
				135,378	66,000	–	15,022	186,356	
	Aggregate Value $'000			288	137	–	29	396	
D Gall	1-Mar-05	30-Sep-06 - 1-Oct-10	24.56	–	15,786	–	–	15,786	2.14
	1-Mar-05	30-Sep-07 - 1-Oct-10	24.56	–	15,786	–	–	15,786	2.44
	1-Mar-05	30-Sep-08 - 1-Oct-10	24.56	–	15,786	–	–	15,786	2.61
				–	47,358	–	–	47,358	
	Aggregate Value $'000			–	114	–	–	114	
J Loebenstein	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	9,442	–	–	9,442	–	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	9,442	–	–	–	9,442	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	9,442	–	–	–	9,442	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	12,336	–	–	–	12,336	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	12,336	–	–	–	12,336	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	12,336	–	–	–	12,336	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	12,000	–	–	12,000	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	12,000	–	–	12,000	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	12,000	–	–	12,000	2.21
				65,334	36,000	–	9,442	91,892	
	Aggregate Value $'000			140	75	–	19	196	
S McKerihan	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	16,095	–	–	–	16,095 [(2)]	1.96
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	16,095	–	–	–	16,095	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	16,095	–	–	–	16,095	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	18,724	–	–	–	18,724	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	18,724	–	–	–	18,724	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	18,724	–	–	–	18,724	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	19,000	–	–	19,000	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	19,000	–	–	19,000	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	19,000	–	–	19,000	2.21
				104,457	57,000	–	–	161,457	
	Aggregate Value $'000			225	117	–	–	342	
B Wright	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	20,029	–	–	20,029	–	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	20,029	–	–	–	20,029	2.32
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	23,128	–	–	–	23,128	2.08
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	23,128	–	–	–	23,128	2.10
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	23,128	–	–	–	23,128	2.12
	1-Oct-04	30-Sep-06 - 1-Oct-10	21.70	–	23,334	–	–	23,334	1.92
	1-Oct-04	30-Sep-07 - 1-Oct-10	21.70	–	23,334	–	–	23,334	2.07
	1-Oct-04	30-Sep-08 - 1-Oct-10	21.70	–	23,334	–	–	23,334	2.21
				129,471	70,002	–	20,029	179,444	
	Aggregate Value $'000			277	145	–	39	383	

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

				MOVEMENT DURING THE YEAR					
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	EXERCISE PERIOD	EXERCISE PRICE ($)	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED	HELD AT 30 SEP 2005	FAIR VALUE PER OPTION ($)
Specified Executive – Former									
A Thorburn	1-Oct-02	15-Nov-04 - 1-Oct-07	18.16	30,043	–	–	30,043	–	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	30,043	–	30,043	–	–	
	1-Oct-02	15-Nov-05 - 1-Oct-07	18.16	30,043	–	30,043	–	–	
	1-Oct-03	30-Sep-05 - 1-Oct-09	20.40	35,977	–	35,977	–	–	
	1-Oct-03	30-Sep-06 - 1-Oct-09	20.40	35,977	–	35,977	–	–	
	1-Oct-03	30-Sep-07 - 1-Oct-09	20.40	35,977	–	35,977	–	–	
				198,060	–	168,017	30,043	–	
	Aggregate Value $'000			425	–	366	59	–	

(1) Except for these options, all options affected the Specified Director's and Specified Executives' 30 September 2005 year remuneration.

(2) Vested during the year and not exercised.

No options held by Specified Directors or Specified Executives are vested but not exercisable. No options have been granted since the end of the financial year. An overview of performance conditions for the above options are contained in the section following this table titled "Performance Conditions for Options and Awards".

Awards (Rights over Unissued Shares)

All awards refer to rights over ordinary shares of St.George Bank Limited, which are exercisable on a one-for-one basis under the Performance Plan or the Reward Plan. The movements during the year in the number of rights over ordinary shares in St.George Bank Limited, held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally related entities are as follows:

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
Specified Director										
G P Kelly	12-Dec-01	12-Dec-04 [1],[4]	25,000	–	–	25,000	–	–		
	1-Oct-04	30-Sep-06	–	14,400	–	–	–	14,400	22.01	
	1-Oct-04	30-Sep-07	–	14,400	–	–	–	14,400	22.01	
	1-Oct-04	30-Sep-08	–	28,800	–	–	–	28,800	22.01	
			25,000	57,600	–	25,000	–	57,600		
	Aggregate value $'000		438	1,268	–	438	–	1,268		
Specified Executives – Current										
G Bartlett	1-Oct-01	15-Nov-04 [1]	9,895	–	–	9,895	–	–		
	1-Oct-01	15-Nov-04 [1]	9,895	–	–	9,895	–	–		
	1-Oct-02	15-Nov-04 [1]	4,112	–	–	4,112	–	–		
	1-Oct-02	15-Nov-05	4,112	–	–	–	–	4,112	17.77	
	1-Oct-02	15-Nov-05	4,112	–	–	–	–	4,112	17.77	
	1-Oct-03	30-Sep-05 [2]	1,840	–	–	–	–	1,840	20.32	15.17
	1-Oct-03	30-Sep-06	1,840	–	–	–	–	1,840	20.32	13.65
	1-Oct-03	30-Sep-07	1,840	–	–	–	–	1,840	20.32	12.11
	1-Oct-04	30-Sep-06	–	4,840	–	–	–	4,840	22.01	
	1-Oct-04	30-Sep-07	–	4,840	–	–	–	4,840	22.01	
	1-Oct-04	30-Sep-08	–	4,840	–	–	–	4,840	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			37,646	14,561	–	23,943	–	28,264		
	Aggregate value $'000		613	321	–	375	–	559		

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
R Chapman	1-Jul-02	15-Nov-04 [1]	864	-	-	864	-	-		
	1-Jul-02	15-Nov-04 [1]	864	-	-	864	-	-		
	1-Jul-02	1-Jul-04 [4],[7]	2,571	-	-	2,571	-	-		
	1-Oct-02	15-Nov-04 [1]	1,102	-	-	1,102	-	-		
	1-Oct-02	15-Nov-05	1,102	-	-	-	-	1,102	17.77	
	1-Oct-02	15-Nov-05	1,102	-	-	-	-	1,102	17.77	
	1-Oct-03	30-Sep-05 [2]	1,202	-	-	-	-	1,202	20.32	15.17
	1-Oct-03	30-Sep-06	1,202	-	-	-	-	1,202	20.32	13.65
	1-Oct-03	30-Sep-07	1,202	-	-	-	-	1,202	20.32	12.11
	1-Oct-04	30-Sep-06	-	1,920	-	-	-	1,920	22.01	
	1-Oct-04	30-Sep-07	-	1,920	-	-	-	1,920	22.01	
	1-Oct-04	30-Sep-08	-	1,920	-	-	-	1,920	22.01	
	19-Nov-04	19-Nov-04 [1]	-	41	-	41	-	-	24.25	
			11,211	5,801	-	5,442	-	11,570		
	Aggregate value $'000		203	127	-	103	-	227		
P Clare	25-Feb-02	15-Nov-04 [1]	3,729	-	-	3,729	-	-		
	25-Feb-02	15-Nov-04 [1]	3,729	-	-	3,729	-	-		
	25-Feb-02	25-Feb-05 [1],[4]	2,797	-	-	2,797	-	-		
	1-Oct-02	15-Nov-04 [1]	1,322	-	-	1,322	-	-		
	1-Oct-02	15-Nov-05	1,322	-	-	-	-	1,322	17.77	
	1-Oct-02	15-Nov-05	1,322	-	-	-	-	1,322	17.77	
	1-Oct-03	30-Sep-05 [2]	1,472	-	-	-	-	1,472	20.32	15.17
	1-Oct-03	30-Sep-06	1,472	-	-	-	-	1,472	20.32	13.65
	1-Oct-03	30-Sep-07	1,472	-	-	-	-	1,472	20.32	12.11
	1-Oct-04	30-Sep-06	-	1,498	-	-	-	1,498	22.01	
	1-Oct-04	30-Sep-07	-	1,498	-	-	-	1,498	22.01	
	1-Oct-04	30-Sep-08	-	1,498	-	-	-	1,498	22.01	
	19-Nov-04	19-Nov-04 [1]	-	41	-	41	-	-	24.25	
			18,637	4,535	-	11,618	-	11,554		
	Aggregate value $'000		330	100	-	209	-	221		
P Fegan	2-Jun-02	15-Nov-04 [1]	1,155	-	-	1,155	-	-		
	2-Jun-02	15-Nov-04 [1]	1,155	-	-	1,155	-	-		
	2-Jun-02	22-Jul-04 [4]	20,000	-	-	20,000	-	-		
	2-Jun-02	22-Jul-05 [2],[4],[7]	20,000	-	-	-	-	20,000		
	1-Oct-02	15-Nov-04 [1]	4,497	-	-	4,497	-	-		
	1-Oct-02	15-Nov-05	4,497	-	-	-	-	4,497	17.77	
	1-Oct-02	15-Nov-05	4,497	-	-	-	-	4,497	17.77	
	1-Oct-03	30-Sep-05 [2]	3,350	-	-	-	-	3,350	20.32	15.17
	1-Oct-03	30-Sep-06	3,350	-	-	-	-	3,350	20.32	13.65
	1-Oct-03	30-Sep-07	3,350	-	-	-	-	3,350	20.32	12.11
	1-Oct-04	30-Sep-06	-	5,914	-	-	-	5,914	22.01	
	1-Oct-04	30-Sep-07	-	5,914	-	-	-	5,914	22.01	
	1-Oct-04	30-Sep-08	-	5,914	-	-	-	5,914	22.01	
	19-Nov-04	19-Nov-04 [1]	-	41	-	41	-	-	24.25	
			65,851	17,783	-	26,848	-	56,786		
	Aggregate value $'000		1,246	392	-	522	-	1,116		

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
D Gall	1-Oct-03	30-Sep-05 [2]	–	–	–	–	2,039	2,039		
	1-Oct-03	30-Sep-05 [2]	–	–	–	–	2,286	2,286		
	1-Oct-03	30-Sep-06	–	–	–	–	2,286	2,286		
	1-Mar-05	30-Sep-06	–	718	–	–	–	718	24.67	
	1-Mar-05	30-Sep-07	–	718	–	–	–	718	24.67	
	1-Mar-05	30-Sep-08	–	718	–	–	–	718	24.67	
			–	2,154	–	–	6,611	8,765		
	Aggregate value $'000		–	54	–	–	112	166		
J Loebenstein	1-Oct-01	15-Nov-04 [1]	7,703	–	–	7,703	–	–		
	1-Oct-01	15-Nov-04 [1]	7,703	–	–	7,703	–	–		
	1-Oct-02	15-Nov-04 [1]	2,827	–	–	2,827	–	–		
	1-Oct-02	15-Nov-05	2,827	–	–	–	–	2,827	17.77	
	1-Oct-02	15-Nov-05	2,827	–	–	–	–	2,827	17.77	
	1-Oct-03	30-Sep-05 [2]	3,204	–	–	–	–	3,204	20.32	15.17
	1-Oct-03	30-Sep-06	3,204	–	–	–	–	3,204	20.32	13.65
	1-Oct-03	30-Sep-07	3,204	–	–	–	–	3,204	20.32	12.11
	1-Oct-04	30-Sep-06	–	3,226	–	–	–	3,226	22.01	
	1-Oct-04	30-Sep-07	–	3,226	–	–	–	3,226	22.01	
	1-Oct-04	30-Sep-08	–	3,226	–	–	–	3,226	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			33,499	9,719	–	18,274	–	24,944		
	Aggregate value $'000		548	214	–	285	–	477		
S McKerihan	1-Oct-01	15-Nov-04 [1]	11,924	–	–	11,924	–	–		
	1-Oct-01	15-Nov-04 [1]	11,924	–	–	11,924	–	–		
	1-Oct-02	15-Nov-04 [1]	4,819	–	–	4,819	–	–		
	1-Oct-02	15-Nov-05	4,819	–	–	–	–	4,819	17.77	
	1-Oct-02	15-Nov-05	4,819	–	–	–	–	4,819	17.77	
	1-Oct-03	30-Sep-05 [2]	4,862	–	–	–	–	4,862	20.32	15.17
	1-Oct-03	30-Sep-06	4,862	–	–	–	–	4,862	20.32	13.65
	1-Oct-03	30-Sep-07	4,862	–	–	–	–	4,862	20.32	12.11
	1-Oct-04	30-Sep-06	–	5,108	–	–	–	5,108	22.01	
	1-Oct-04	30-Sep-07	–	5,108	–	–	–	5,108	22.01	
	1-Oct-04	30-Sep-08	–	5,108	–	–	–	5,108	22.01	
	19-Nov-04	19-Nov-04 [1]	–	41	–	41	–	–	24.25	
			52,891	15,365	–	28,708	–	39,548		
	Aggregate value $'000		869	338	–	451	–	756		

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

			MOVEMENT DURING THE YEAR						FAIR VALUE PER AWARD [5] ($)	
SPECIFIED DIRECTOR/EXECUTIVES	GRANT DATE	VESTING DATE	HELD AT 1 OCT 2004	GRANTED	FORFEITED OR EXPIRED	EXERCISED [3]	OTHER CHANGES [6]	HELD AT 30 SEP 2005	NON TSR HURDLE	TSR HURDLE
B Wright	1-Oct-01	15-Nov-04 [1]	8,188	-	-	8,188	-	-		
	1-Oct-01	15-Nov-04 [1]	8,188	-	-	8,188	-	-		
	1-Oct-02	15-Nov-04 [1]	1,102	-	-	1,102	-	-		
	1-Oct-02	15-Nov-05	1,102	-	-	-	-	1,102	17.77	
	1-Oct-02	15-Nov-05	1,102	-	-	-	-	1,102	17.77	
	1-Oct-03	30-Sep-05 [2]	1,104	-	-	-	-	1,104	20.32	15.17
	1-Oct-03	30-Sep-06	1,104	-	-	-	-	1,104	20.32	13.65
	1-Oct-03	30-Sep-07	1,104	-	-	-	-	1,104	20.32	12.11
	1-Oct-04	30-Sep-06	-	1,152	-	-	-	1,152	22.01	
	1-Oct-04	30-Sep-07	-	1,152	-	-	-	1,152	22.01	
	1-Oct-04	30-Sep-08	-	1,152	-	-	-	1,152	22.01	
	19-Nov-04	19-Nov-04 [1]	-	41	-	41	-	-	24.25	
			22,994	3,497	-	17,519	-	8,972		
	Aggregate value $'000		364	78	-	271	-	171		
Specified Executive – Former										
A Thorburn	4-Apr-02	15-Nov-04 [1]	1,488	-	-	1,488	-	-		
	4-Apr-02	15-Nov-04 [1]	1,488	-	-	1,488	-	-		
	4-Apr-02	24-Jun-04 [4],[7]	3,676	-	-	3,676	-	-		
	1-Oct-02	15-Nov-04 [1]	1,652	-	-	1,652	-	-		
	1-Oct-02	15-Nov-05	1,652	-	1,652	-	-	-		
	1-Oct-02	15-Nov-05	1,652	-	1,652	-	-	-		
	1-Oct-03	30-Sep-05	1,716	-	1,716	-	-	-		
	1-Oct-03	30-Sep-06	1,716	-	1,716	-	-	-		
	1-Oct-03	30-Sep-07	1,716	-	1,716	-	-	-		
	19-Nov-04	19-Nov-04 [1]	-	41	-	41	-	-		
			16,756	41	8,452	8,345	-	-		
	Aggregate value $'000		297	1	145	153	-	-		

(1) Vested during the year.

(2) Vested but not exercised.

(3) There are no amounts unpaid on the shares issued as a result of the exercise of the rights.

(4) No performance conditions relate to these awards as they represent compensation for incentives foregone by the Specified Director or Specified Executives on leaving their former employer.

(5) For the 1 October 2003 grant of awards, 50% of the awards in each tranche have a TSR hurdle and 50% have an EPS hurdle.

(6) Relates to awards held by Mr D Gall prior to his appointment to the role of Specified Executive.

(7) With the exception of these awards, all other awards affect the remuneration of the Specified Director or Specified Executives for the 30 September 2005 year.

No rights held by Specified Directors or Specified Executives are vested but not exercisable. An overview of performance conditions for the above awards are contained in the section following this table titled "Performance Conditions for Options and Awards".

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

Performance Conditions for Options and Awards

1. **Managing Director – Options granted on 12 December 2001**
   1,000,000 options were granted to the Managing Director on 12 December 2001, which vest in three tranches, comprising two tranches of 250,000 options and one tranche of 500,000 options. The performance condition for each tranche was achievement of annual growth in EPS (before goodwill and significant items) of equal to or greater than 10% for each of the years ending 30 September 2003, 30 September 2004 and 30 September 2005. The Managing Director has satisfied the EPS performance conditions for tranche 1, tranche 2 and tranche 3 of the options. The first tranche was exercisable from 12 June 2004, the second from 12 June 2005 and the third will be exercisable from 12 June 2006.

2. **Managing Director – Options and Awards granted on 1 October 2004**
   500,000 options were granted to the Managing Director on 1 October 2004, which vest in three tranches, comprising two tranches of 125,000 options and one tranche of 250,000 options. 57,600 awards were granted to the Managing Director on 1 October 2004, which vest in two tranches of 14,400 awards and one tranche of 28,800 awards.

   Each tranche will fully vest if:

   - St.George achieves greater than or equal to 10% compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
   - TSR for St.George meets or exceeds the 75th percentile of the S&P ASX50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

   If neither of the above outcomes are achieved and;

   - TSR for St.George meets or exceeds the S&P ASX50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
   - 10% growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

3. **Specified Executives – Awards granted on 1 October 2001**
   Subject to tenure, the awards vest in the following manner if the associated conditions are satisfied:

   Tranche 1- As at 30 September 2002:

   60% vest where EPS is equal to 113.8 cents but is less than 116.7 cents

   80% vest where EPS is equal to 116.7 cents but is less than 118.1 cents

   100% vest where EPS equals or exceeds 118.1 cents

   Any tranche 1 component that has not vested is carried forward and retested with the corresponding EPS component in tranche 2.

   Tranche 2 – As at 30 September 2003:

   60% vest where EPS is equal to 122.9 cents but is less than 129.8 cents

   80% vest where EPS is equal to 129.8 cents but is less than 131.3 cents

   100% vest where EPS equals or exceeds 131.3 cents

   Any tranche 1 and tranche 2 components that have not vested are carried forward and retested with the corresponding EPS component in tranche 3.

   Tranche 3 – As at 30 September 2004:

   60% vest where EPS is equal to 132.7 cents but is less than 143.8 cents

   80% vest where EPS is equal to 143.8 cents but is less than 145.4 cents

   100% vest where EPS equals or exceeds 145.4 cents

   The EPS performance conditions for tranche 1, tranche 2 and tranche 3 of the awards have been satisfied. The first tranche was exercisable from 15 November 2003, the second from 15 November 2004 and the third from 15 November 2004.

4. **Specified Executives – Options and Awards granted on 1 October 2002 and during the 30 September 2002 year (excluding awards granted as compensation for leaving former employers)**
   Subject to tenure, the options and awards vest in the following manner if the associated conditions are satisfied:

   Tranche 1
   EPS for the year ended 30 September 2003 must exceed 137.17 cents.

   If tranche 1 does not vest it is carried forward and retested against tranche 2.

   Tranche 2
   EPS for the year ended 30 September 2004 must exceed:

   (a) the EPS for the year ended 30 September 2003 by more than 10 percent; or

   (b) that figure which EPS would have reached had the EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

   If tranche 1 and tranche 2 do not vest they are carried forward and retested with tranche 3.

   Tranche 3
   EPS for the year ended 30 September 2005 must exceed:

   (a) the EPS for the year ended 30 September 2004 by more than 10 percent; or

   (b) that figure which EPS would have reached had the EPS for the year ended 30 September 2002 grown at an annual rate of 10 percent compounded annually.

NOTE 11 REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

The EPS performance conditions for tranche 1, tranche 2 and tranche 3 of the awards and options have been satisfied. The first tranche was exercisable from 15 November 2004, the second from 15 November 2005 and the third from 15 November 2005.

5. **Specified Executives – Options and Awards granted on 1 October 2003**

EPS Entitlement
Subject to tenure, half of the relevant tranche's options and awards will vest if the following EPS conditions are satisfied:

Half of Tranche 1
EPS for the year ended 30 September 2005 must exceed:

(a) the EPS for the year ended 30 September 2004 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the half of tranche 1 does not vest it is carried forward and retested against tranche 2.

Half of Tranche 2
EPS for the year ended 30 September 2006 must exceed:

(a) the EPS for the year ended 30 September 2005 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

If the tranche 1 and tranche 2 halves have not vested they are carried forward and retested with tranche 3.

Half of Tranche 3
EPS for the year ended 30 September 2007 must exceed:

(a) the EPS for the year ended 30 September 2006 by more than 10 percent; or

(b) that figure which EPS would have reached had EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

Final Test
If the tranche 1, 2 and 3 halves remain unvested they will vest where:

EPS for the year ended 30 September 2008 either:

(a) exceeds EPS for the year ended 30 September 2007 by more than 10 percent; or

(b) at least equals the EPS for the year ended 30 September 2003 grown at an annual rate of 10 percent compounded annually.

TSR Entitlement
Subject to tenure, the other halves of the Tranche 1, 2 and 3 options and awards will vest if St.George's TSR is equal to or exceeds the S&P ASX50 Accumulation Index in the period from the grant date to the either the prescribed exercise date or 30 September 2008, as measured on that date.

6. **Specified Directors and Specified Executives – Shares granted under the Employee Reward Share Plan on 19 November 2004**
The performance hurdles for the 2004 year were:

(1) EPS (before goodwill and significant items) equals or exceeds the EPS of the previous year by 10% or more, then 50% of the shares will vest; and

(2) Customer Service

a. Obtaining an overall Group Customer Satisfaction rating of at least 75%, then 25% of the shares will vest; and

b. Maintaining a Customer Satisfaction differential of equal to or greater than 10%, then the remaining 25% of the shares vest.

7. **Specified Executives – Overview of Options and Awards granted to Specified Executives on 1 October 2004**
Subject to tenure, each tranche of options and awards will vest if the following conditions are met:

- St.George achieves greater than or equal to 10% compound growth in EPS over the financial years from the grant date until the first prescribed exercise date or, if not achieved at that date, inclusive of each subsequent financial year until the final prescribed exercise date of the relevant tranche; or
- TSR for St.George meets or exceeds the 75th percentile of the S&P ASX50 Accumulation Index over the period from the grant date until the first prescribed exercise date or, if not achieved at that date, on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche.

If neither of the above outcomes are achieved and;

- TSR for St.George meets or exceeds the S&P ASX50 Accumulation Index either at the first prescribed exercise date or on the last trading day of any subsequent month until the final prescribed exercise date of the relevant tranche, then half of that tranche will vest; or
- 10% growth in EPS is achieved in the financial year prior to the prescribed exercise date then that tranche will fully vest.

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 12 CASH AND LIQUID ASSETS				
Notes, coins and cash at bankers	**237**	241	**229**	233
Money at call	**26**	25	**26**	25
Bills receivable and remittances in transit	**18**	18	**18**	17
Clearing house balance	**21**	27	**21**	27
Securities purchased under agreements to resell	**882**	869	**881**	869
	1,184	1,180	**1,175**	1,171
NOTE 13 DUE FROM OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	**194**	371		
Less than 3 months	**45**	-		
Between 3 months and 12 months	**25**	-		
Between 1 year and 5 years	**265**	-		
	529	371		
NOTE 14 TRADING SECURITIES				
Government and semi-government securities	**1,280**	1,104	**1,280**	1,104
Bills of exchange – bank accepted/endorsed	**1,553**	1,424	**1,498**	1,188
Negotiable certificates of deposit	**1,734**	1,710	**1,734**	1,710
Other marketable securities	**1,728**	962	**1,381**	766
	6,295	5,200	**5,893**	4,768
NOTE 15 INVESTMENT SECURITIES				
Investments at cost				
Government and semi-government securities	**14**	12	**-**	-
Deposits – banks	**4**	18	**-**	-
Mortgage backed securities	**-**	319	**-**	319
Other marketable securities	**-**	66	**-**	66
	18	415	**-**	385
Market value				
Government and semi-government securities	**14**	12	**-**	-
Deposits – banks	**4**	18	**-**	-
Mortgage backed securities	**-**	319	**-**	319
Other marketable securities	**-**	66	**-**	66
	18	415	**-**	385
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**18**	29		
Between 1 year and 5 years	**-**	386		
Total carrying value	**18**	415		

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 16 LOANS AND OTHER RECEIVABLES				
Housing loans [1]	**43,073**	39,279	**42,670**	39,237
Commercial loans	**9,603**	9,283	**8,938**	8,719
Personal loans	**3,649**	3,092	**2,855**	2,510
Lease and commercial hire purchase	**2,368**	2,210	**508**	995
Structured investments	**159**	173	**159**	173
Credit card receivables	**1,093**	999	**1,093**	999
Other	**30**	28	**30**	28
Gross loans and other receivables	**59,975**	55,064	**56,253**	52,661
Less: provisions for impairment (refer Note 17)				
- specific provision for doubtful debts	**69**	73	**61**	67
- general provision for doubtful debts	**219**	209	**203**	206
Net loans and other receivables	**59,687**	54,782	**55,989**	52,388
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**25,591**	21,128		
Between 3 months and 12 months	**2,807**	3,140		
Between 1 year and 5 years	**7,322**	9,336		
After 5 years	**24,186**	21,387		
Loans and other receivables net of specific provisions for doubtful debts and income yet to mature	**59,906**	54,991		

(1) Excludes $13,225 million of securitised housing loans (30 September 2004: $10,549 million).

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 17 PROVISIONS FOR IMPAIRMENT				
General provision	**219**	209	**203**	206
Specific provisions	**69**	73	**61**	67
	288	282	**264**	273
Movements:				
General provision				
Opening balance	**209**	176	**206**	173
Charge to Statements of Financial Performance	**10**	33	**(3)**	33
Closing balance	**219**	209	**203**	206
Specific provisions				
Opening balance	**73**	65	**67**	61
Charge to Statements of Financial Performance	**100**	79	**111**	73
Recoveries	**14**	16	**13**	16
Bad debt write-offs	**(118)**	(87)	**(130)**	(83)
Closing balance	**69**	73	**61**	67
Total provisions				
Opening balance	**282**	241	**273**	234
Charge to Statements of Financial Performance	**110**	112	**108**	106
Recoveries	**14**	16	**13**	16
Bad debt write-offs	**(118)**	(87)	**(130)**	(83)
Closing balance	**288**	282	**264**	273

NOTE 18 ASSET QUALITY

The following dissection provides details of the consolidated entity's impaired assets as at 30 September:

	CONSOLIDATED							
	2005				2004			
$M	LOAN BALANCES	SPECIFIC PROVISION	EXPECTED RECOVERY	NET INCOME RECEIVED	LOAN BALANCES	SPECIFIC PROVISION	EXPECTED RECOVERY	NET INCOME RECEIVED
a) Non-accrual loans with provisions								
Non-performing loans	**60**	**24**	**36**	**-**	53	37	16	-
Part/fully performing loans	**10**	**2**	**8**	**-**	-	-	-	-
Total	**70**	**26**	**44**	**-**	53	37	16	-
b) Non-accrual loans without provisions								
Non-performing loans	**6**	**-**	**6**	**-**	5	-	5	1
Part/fully performing loans	**1**	**-**	**1**	**-**	-	-	-	-
Total	**7**	**-**	**7**	**-**	5	-	5	1
Total non-accrual loans	**77**	**26**	**51**	**-**	58	37	21	1
c) Restructured loans								
With provisions	**-**	**-**	**-**	**-**	-	-	-	-
d) Other real estate owned								
Assets acquired through security enforcement	**-**	**-**	**-**	**-**	7	-	7	-
TOTAL IMPAIRED ASSETS	**77**	**26**	**51**	**-**	65	37	28	1

	2005		2004	
	NO. OF LOANS	EXPECTED RECOVERY $M	NO. OF LOANS	EXPECTED RECOVERY $M
e) Impaired assets by size of loan				
Less than $1 million	**106**	**10**	67	5
$1 million to $5 million	**6**	**14**	5	11
$5 million to $10 million	**2**	**13**	2	12
Greater than $10 million	**1**	**14**	-	-
	115	**51**	74	28

NOTE 18 ASSET QUALITY

f) Interest income foregone on impaired assets

The following table shows the estimated amount of interest that would have been earned on non-accrual and restructured loans based upon market interest rates applicable during the year.

	CONSOLIDATED 2005 $M	2004 $M
Gross interest income receivable on impaired assets		
Non-accrual loans	**7**	5
Restructured loans	**-**	-
Total gross interest income receivable on impaired assets	**7**	5
Interest income received		
Non-accrual loans	**-**	1
Restructured loans	**-**	-
Total interest income received	**-**	1
Net interest income foregone		
Non-accrual loans	**7**	4
Restructured loans	**-**	-
Total net interest income foregone	**7**	4

g) Past Due Items

This category primarily includes loans which are in arrears for 90 or more consecutive days, which are well secured and are not classified as impaired assets. Interest on these loans continues to be taken to the Statements of Financial Performance.

	2005 $M	2004 $M
Loan balances	**174**	148

	2005 %	2004 %
h) Impaired assets as a percentage of loans and other receivables		
Non-accrual loans - balances		
Non performing loans	**0.11**	0.11
Part/fully performing loans	**0.02**	-
Non-accrual loans - expected recoveries		
Non performing loans	**0.07**	0.04
Part/fully performing loans	**0.02**	-
Total impaired assets		
Gross	**0.13**	0.12
Net	**0.09**	0.05

NOTE 19 CONCENTRATION OF CREDIT RISK

The following tables set out the credit risk concentrations of the consolidated entity:

RISK CONCENTRATION AS AT 30 SEPTEMBER 2005	TRADING SECURITIES $M	INVESTMENT SECURITIES $M	LOANS AND OTHER RECEIVABLES $M	BANK ACCEPTANCES OF CUSTOMERS $M	CONTINGENT EXPOSURES[A] $M	DERIVATIVES[A] $M	TOTAL $M
Agriculture, forestry and fishing	-	-	748	232	2	1	983
Financial, investment and insurance	4,559	4	184	165	1,177	1,158	7,247
Government and public authorities	1,328	14	6	314	-	20	1,682
Lease finance	-	-	409	-	2	-	411
Personal	-	-	5,594	-	12	1	5,607
Manufacturing	-	-	468	352	-	4	824
Mining	-	-	22	6	-	-	28
Real estate – construction	-	-	1,632	403	99	-	2,134
Real estate – mortgage	-	-	42,809	-	991	-	43,800
Other commercial and industrial	408	-	8,103	5,626	129	13	14,279
Total	6,295	18	59,975	7,098	2,412	1,197	76,995
Other risk concentrations							
Due from other financial institutions							529
Total gross credit risk							77,524

RISK CONCENTRATION AS AT 30 SEPTEMBER 2004	TRADING SECURITIES $M	INVESTMENT SECURITIES $M	LOANS AND OTHER RECEIVABLES $M	BANK ACCEPTANCES OF CUSTOMERS $M	CONTINGENT EXPOSURES[A] $M	DERIVATIVES[A] $M	TOTAL $M
Agriculture, forestry and fishing	-	-	756	191	1	3	951
Financial, investment and insurance	3,484	337	275	192	1,115	977	6,380
Government and public authorities	1,400	12	5	-	-	11	1,428
Lease finance	-	-	400	-	4	-	404
Personal	-	-	5,430	-	6	5	5,441
Manufacturing	-	-	479	264	-	-	743
Mining	-	-	28	5	-	10	43
Real estate – construction	-	-	1,524	303	64	-	1,891
Real estate – mortgage	-	-	39,203	-	761	-	39,964
Other commercial and industrial	316	66	6,964	4,177	120	-	11,643
Total	5,200	415	55,064	5,132	2,071	1,006	68,888
Other risk concentrations							
Due from other financial institutions							371
Total gross credit risk							69,259

(A) Based on credit equivalent balance, refer Notes 40 and 45.

	CONSOLIDATED		BANK	
	2005	2004	**2005**	2004
	$M	$M	**$M**	$M
NOTE 20 OTHER INVESTMENTS				
(i) Property, plant and equipment held for sale				
Land and buildings at directors' valuation – 2003	**-**	7	**-**	-
(ii) Shares and other securities				
Unquoted investments at recoverable value	**65**	67	**24**	26
Other investments	**2**	2	**-**	-
	67	69	**24**	26
Total other investments	**67**	76	**24**	26
NOTE 21 PROPERTY, PLANT AND EQUIPMENT				
Land at independent valuation – 2003	**-**	18	**-**	18
Land at independent valuation – 2004	**68**	79	**65**	60
Land at independent valuation – 2005	**26**	–	**8**	–
	94	97	**73**	78
Buildings at independent valuation – 2003	**-**	54	**-**	54
Buildings at independent valuation – 2004	**140**	167	**137**	112
Buildings at independent valuation – 2005	**61**	–	**6**	-
Buildings at cost	**84**	65	**38**	19
	285	286	**181**	185
Less accumulated depreciation	**52**	46	**24**	20
	233	240	**157**	165
Plant and equipment at cost	**615**	584	**541**	514
Less accumulated depreciation	**486**	451	**426**	399
	129	133	**115**	115
Leasehold improvements at cost	**10**	9	**10**	9
Less accumulated amortisation	**7**	7	**7**	7
	3	2	**3**	2
Total property, plant and equipment	**459**	472	**348**	360

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M	BANK 2005 $M	BANK 2004 $M
NOTE 21 PROPERTY, PLANT AND EQUIPMENT				
Reconciliations				
Reconciliation of the carrying amounts for each class of property, plant and equipment are set out below:				
Freehold Land				
Carrying amount at beginning of the financial year	**97**	111	**78**	89
Revaluation during the year	**2**	2	**-**	2
Disposal	**(5)**	(16)	**(5)**	(13)
Carrying amount at end of the financial year	**94**	97	**73**	78
Buildings				
Carrying amount at beginning of the financial year	**240**	254	**165**	177
Additions	**5**	10	**4**	10
Revaluation during the year	**2**	(2)	**(2)**	(4)
Disposals	**(6)**	(15)	**(6)**	(13)
Depreciation	**(8)**	(7)	**(4)**	(5)
Carrying amount at end of the financial year	**233**	240	**157**	165
Plant and Equipment				
Carrying amount at beginning of the financial year	**133**	139	**115**	117
Additions	**62**	60	**59**	54
Disposals	**(7)**	(5)	**(7)**	(5)
Depreciation	**(59)**	(61)	**(52)**	(51)
Carrying amount at end of the financial year	**129**	133	**115**	115
Leasehold Improvements				
Carrying amount at beginning of the financial year	**2**	2	**2**	2
Additions	**1**	1	**1**	1
Amortisation	**-**	(1)	**-**	(1)
Carrying value at end of the financial year	**3**	2	**3**	2

Valuation

The independent valuation of selected land and buildings owned by the consolidated entity was carried out at 30 September 2005 by Graham Waters (AAPI, Certified Practising Valuer) of Herron Todd White, Sydney. The valuation was performed on the basis of market value as at balance date.

	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M	BANK 2005 $M	BANK 2004 $M
NOTE 22 GOODWILL				
Goodwill	**1,927**	1,933	**1,266**	1,266
Less – accumulated amortisation	**867**	768	**566**	504
	1,060	1,165	**700**	762
NOTE 23 OTHER ASSETS				
Deferred expenditure	**367**	362	**307**	309
Less – accumulated amortisation	**257**	259	**217**	227
	110	103	**90**	82
Sundry debtors and prepayments	**692**	614	**586**	451
Unrealised revaluation gain on derivatives instruments	**299**	362	**299**	362
Future income tax benefit	**91**	86	**91**	85
	1,082	1,062	**976**	898
	1,192	1,165	**1,066**	980

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 24 DEPOSITS AND OTHER BORROWINGS				
Funds are raised from well diversified sources and there are no material concentrations. Funds comprise the following categories:				
Certificates of deposit	**8,285**	9,162	**8,285**	9,162
Term and other deposits	**39,498**	36,756	**39,138**	36,449
Secured borrowings	**352**	151	**352**	151
Unsecured borrowings	**14**	14	**-**	-
	48,149	46,083	**47,775**	45,762
Maturity analysis based on remaining term to maturity at 30 September				
At call	**28,750**	26,905		
Less than 3 months	**10,033**	12,438		
Between 3 months and 12 months	**6,064**	5,196		
Between 1 year and 5 years	**3,282**	1,530		
After 5 years	**20**	14		
	48,149	46,083		
NOTE 25 DUE TO OTHER FINANCIAL INSTITUTIONS				
Maturity analysis based on remaining term to maturity at 30 September				
At call	**91**	716		
Less than 3 months	**-**	42		
	91	758		
NOTE 26 PROVISION FOR DIVIDENDS				
Depositary capital securities	**7**	8	**-**	-
Preferred resetting yield marketable equity securities	**2**	2	**2**	2
Subordinated adjustable income non-refundable tier 1 securities	**3**	2	**3**	2
	12	12	**5**	4
Final ordinary dividend proposed and not recognised as a liability	**364**	319	**364**	319
NOTE 27 INCOME TAX LIABILITY				
Provision for income tax	**157**	154	**145**	147
Provision for deferred income tax	**196**	211	**195**	208
	353	365	**340**	355
NOTE 28 OTHER PROVISIONS				
Employee entitlements	**101**	92	**93**	86
Directors' retirement	**2**	3	**2**	3
Restructuring costs	**5**	9	**5**	8
Other	**1**	2	**-**	-
	109	106	**100**	97
Employee entitlements	**101**	92	**93**	86
Add: termination benefits included in restructuring costs	**5**	8	**5**	8
Total employee entitlements	**106**	100	**98**	94
Number of employees at 30 September	**7,880**	7,541	**7,086**	6,748

	CONSOLIDATED		BANK	
	2005	2004	**2005**	2004
	$M	$M	**$M**	$M
NOTE 29 BONDS AND NOTES				
Commercial paper by currency of denomination				
AUD euro commercial paper	**204**	245	**204**	245
CAD euro commercial paper	**11**	-	**11**	-
CHF euro commercial paper	**-**	221	**-**	221
EUR euro commercial paper	**1,552**	513	**1,552**	513
GBP euro commercial paper	**797**	97	**797**	97
HKD euro commercial paper	**54**	147	**54**	147
NZD euro commercial paper	**12**	48	**12**	48
USD euro commercial paper	**835**	1,245	**835**	1,245
USD US commercial paper	**1,050**	529	**1,050**	529
	4,515	3,045	**4,515**	3,045
Medium term debt by currency of denomination				
AUD medium term debt	**196**	648	**196**	648
CAD medium term debt	**170**	-	**170**	-
EUR medium term debt	**5,305**	4,076	**5,305**	4,076
GBP medium term debt	**850**	677	**850**	677
HKD medium term debt	**499**	316	**499**	316
NZD medium term debt	**-**	40	**-**	40
SGD medium term debt	**78**	82	**78**	82
USD medium term debt	**1,526**	885	**1,526**	885
	8,624	6,724	**8,624**	6,724
	13,139	9,769	**13,139**	9,769
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**3,437**	2,726		
Between 3 months and 12 months	**1,530**	625		
Between 1 year and 5 years	**8,172**	6,364		
After 5 years	**-**	54		
	13,139	9,769		
NOTE 30 LOAN CAPITAL				
USD 200m fixed rate notes due 2005	**271**	287	**271**	287
USD 150m fixed rate notes due 2007	**201**	213	**201**	213
AUD 140m floating rate notes due 2007	**141**	141	**141**	141
AUD 160m fixed rate notes due 2007	**161**	160	**161**	160
AUD 100m fixed rate notes due 2008	**101**	101	**101**	101
AUD 150m floating rate notes due 2008	**151**	151	**151**	151
EUR 250m floating rate notes due 2015	**396**	-	**396**	-
USD 400m fixed rate notes due 2015	**534**	566	**534**	566
	1,956	1,619	**1,956**	1,619
Maturity analysis based on remaining term to maturity at 30 September				
Less than 3 months	**271**	-		
Between 1 year and 5 years	**755**	1,053		
After 5 years	**930**	566		
	1,956	1,619		

		CONSOLIDATED		BANK	
	NOTE	**2005 $M**	2004 $M	**2005 $M**	2004 $M
NOTE 31 BILLS PAYABLE AND OTHER LIABILITIES					
Bills payable		**131**	161	**131**	161
Sundry creditors and accruals		**473**	447	**313**	322
Unrealised revaluation loss on derivative instruments		**719**	465	**719**	465
Unearned income – mortgage insurance premiums		**26**	14	**-**	-
		1,349	1,087	**1,163**	948
NOTE 32 SHARE CAPITAL					
Capital					
Fully paid ordinary shares	(a)	**3,454**	3,313	**3,454**	3,313
3,000,000 fully paid PRYMES (2004: 3,000,000)		**291**	291	**291**	291
3,500,000 fully paid SAINTS (2004: 3,500,000)		**345**	345	**345**	345
Perpetual notes		**-**	-	**31**	29
General reserve		**15**	15	**15**	15
		4,105	3,964	**4,136**	3,993

		2005 $M	2004 $M	**2005 NO. OF SHARES**	2004 NO. OF SHARES
Issued and uncalled capital					
Borrowers' shares unpaid		**-**	-	**4,088**	4,766
Depositors' shares unpaid		**-**	-	**256,180**	274,304
(a) Movement in ordinary share capital					
Balance at beginning of the financial year		**3,313**	3,162	**513,788,050**	505,592,816
Ordinary shares issued	(b)	**141**	151	**6,619,414**	8,195,234
Balance at end of the financial year		**3,454**	3,313	**520,407,464**	513,788,050

	2005			2004		
	$M	**NO. OF SHARES**	**AVERAGE PRICE $**	$M	NO. OF SHARES	AVERAGE PRICE $
(b) Ordinary shares issued						
Dividend Reinvestment Plan						
- Final dividend 2002/2003	**-**	**-**	**-**	63	3,250,056	19.44
- Interim dividend 2003/2004	**-**	**-**	**-**	88	3,985,496	22.02
- Final dividend 2003/2004	**70**	**2,893,267**	**24.45**	-	-	-
- Interim dividend 2004/2005	**65**	**2,496,221**	**26.02**	-	-	-
Executive Option Plan (refer Note 37)	**6**	**338,270**	**17.24**	-	30,000	11.39
Employee Reward Share Plan (refer Note 37)	**-**	**288,763**	**-**	-	312,571	-
Executive Performance Share Plan (refer Note 37)	**-**	**602,893**	**-**	-	617,111	-
	141	**6,619,414**		151	8,195,234	

NOTE 32 SHARE CAPITAL

Terms and Conditions

Ordinary Shares
Holders of ordinary shares have the right to receive dividends as declared and in proportion to the paid up capital of the shares held. In a winding up, ordinary shareholders would participate in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held. Ordinary shares entitle their holder to one vote (per share held) on a poll, either in person or by proxy, at a meeting of the Bank.

Preferred Resetting Yield Marketable Equity Securities (PRYMES)
A holder of PRYMES is entitled to receive a non-cumulative dividend at a fixed rate, which is fixed every five years (the current rate is 6.36% per annum), payable in arrears in half-yearly instalments on 20 February and 20 August until conversion. PRYMES are not redeemable by St.George but may be converted under certain circumstances. Holders of PRYMES have priority over ordinary shares for payment of dividends and for return of capital (not exceeding the issue price) and payment of any dividend declared but unpaid on a winding-up. Holders of PRYMES have no voting rights except in limited circumstances as prescribed by the ASX Listing Rules and their terms of issue.

Subordinated Adjustable Income Non-Refundable Tier 1 Securities (SAINTS)
A holder of SAINTS is entitled to receive a non-cumulative floating rate dividend. The floating rate is determined on the first business day of each dividend period by adding 1.35% to the annualised 90 day Bank Bill Swap Rate applicable on the first business day of the dividend period. The interest rate determined is then multiplied by 70% to calculate the floating rate applicable to the securities. Dividends are payable on a quarterly basis in arrears in November, February, May and August of each year.

The Bank has the option on 20 November 2014 or on any subsequent dividend payment date to convert the SAINTS into ordinary shares or redeem, buy or cancel the SAINTS for their face value. Holders of SAINTS have no voting rights except in limited circumstances as prescribed by the ASX listing rules and their terms of issue.

Capital Management Initiatives

Dividend Reinvestment Plan (DRP)
The St.George DRP will operate for the final ordinary dividend with no discount and participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry (Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney) by 5.00pm on 2 December 2005. St.George is having the DRP partially underwritten to a level of 35% participation for the 2005 year final dividend.

Other Initiatives
Details of the Bank's intended capital initiatives for the 2006 year are contained in Note 49 – Events Occurring After Reporting Date.

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 33 RESERVES				
Composition				
Asset revaluation and realisation reserve	**88**	83	**107**	110
Claims equalisation reserve	**-**	-	**-**	-
Depositors' and borrowers' redemption reserve	**2**	2	**2**	2
Foreign currency translation reserve	**4**	2	**-**	-
	94	87	**109**	112
Movements in reserves				
Asset revaluation and realisation reserve				
Balance at beginning of the financial year	**83**	83	**110**	112
Add net increment/(decrement) arising from the revaluation of land and buildings	**5**	-	**(3)**	(2)
Balance at end of the financial year	**88**	83	**107**	110
Claims equalisation reserve				
Balance at beginning of the financial year	**-**	19	**-**	-
Add net transfer to retained profits	**-**	(19)	**-**	-
Balance at end of the financial year	**-**	-	**-**	-
Depositors' and borrowers' redemption reserve				
Balance at beginning of the financial year	**2**	2	**2**	2
Add net transfer from retained profits	**-**	-	**-**	-
Balance at end of the financial year	**2**	2	**2**	2
Foreign currency translation reserve				
Balance at beginning of the financial year	**2**	-	**-**	-
Add currency translation adjustment	**2**	2	**-**	-
Balance at end of the financial year	**4**	2	**-**	-

Asset Revaluation and Realisation Reserve
Increments and decrements (where they reverse a previous increment) arising upon the revaluation of land, buildings and other investments are recognised in the Asset Revaluation and Realisation Reserve.

Claims Equalisation Reserve
The purpose of this reserve is to provide a prudential buffer against fluctuations in mortgage insurance claims. In the event that there was an abnormal claims experience, a portion of this reserve could be transferred back to retained profits. As a result of changes to the insurance legislation effective 1 July 2002, the CER is no longer required and was transferred to retained profits during the year.

Reserve for Redemption of Borrowers' and Depositors' Shares
The purpose of this reserve is to recognise the redemption of all Borrowers' and Depositors' shares.

Foreign Currency Translation Reserve
The purpose of this reserve is to recognise exchange differences arising on translation of self-sustaining foreign controlled entities.

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 34 RETAINED PROFITS				
Retained profits at the beginning of the financial year	**619**	442	**619**	467
Net profit after income tax attributable to members of the Bank	**891**	767	**884**	732
Total available for appropriation	**1,510**	1,209	**1,503**	1,199
Dividends recognised during the year	**(729)**	(609)	**(702)**	(580)
Transfer from reserve	**-**	19	**-**	-
Retained profits at the end of the financial year	**781**	619	**801**	619

NOTE 35 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	CONSOLIDATED 2005 $M	CONSOLIDATED 2004 $M
Interest in:		
Depositary capital securities	**334**	334
Perpetual notes [1]	**31**	29
Share capital	**2**	2
Retained profits	**(14)**	(6)
	353	359

(1) Holders of perpetual notes have no voting rights or entitlement to dividends or other payment. In a winding up, the perpetual notes convert into ordinary shares and would participate with ordinary shareholders in the proceeds from the sale of any surplus assets in proportion to the number and amount paid up on the shares held.

NOTE 36 AVERAGE BALANCES AND RELATED INTEREST

The following table shows the major categories of interest earning assets and interest bearing liabilities and the respective interest rates earned or paid by the consolidated entity for the years indicated. Averages are month-end averages, which are not materially different from daily averages. Non-accrual loans are included in Interest Earning Assets under Loans and Other Receivables.

	2005			2004		
	AVERAGE BALANCE $M	INTEREST $M	AVERAGE RATE %	AVERAGE BALANCE $M	INTEREST $M	AVERAGE RATE %
Interest earning assets						
Cash and liquid assets	**879**	**37**	**4.21**	741	33	4.45
Due from other financial institutions	**426**	**18**	**4.23**	300	12	4.00
Investment/trading securities	**6,813**	**369**	**5.42**	6,077	319	5.25
Loans and other receivables	**57,833**	**4,262**	**7.37**	52,483	3,752	7.15
Total Interest Earning Assets	**65,951**	**4,686**	**7.11**	59,601	4,116	6.91
Non interest earning assets						
Bills receivable	**11**			26		
Property, plant and equipment	**459**			479		
Other assets	**9,215**			7,279		
Provision for doubtful debts	**(296)**			(262)		
Total Non Interest Earning Assets	**9,389**			7,522		
Total Assets	**75,340**			67,123		
Interest bearing liabilities						
Retail deposits	**36,354**	**1,513**	**4.16**	34,438	1,291	3.75
Other deposits	**9,109**	**544**	**5.97**	9,616	551	5.73
Due to other financial institutions	**741**	**31**	**4.18**	625	23	3.68
Domestic borrowings	**2,933**	**186**	**6.34**	2,775	168	6.05
Offshore borrowings (1)	**13,177**	**705**	**5.35**	9,198	471	5.12
Total Interest Bearing Liabilities	**62,314**	**2,979**	**4.78**	56,652	2,504	4.42
Non interest bearing liabilities						
Bills payable	**172**			178		
Other liabilities	**7,738**			5,767		
Total Non Interest Bearing Liabilities	**7,910**			5,945		
Total Liabilities	**70,224**			62,597		
Shareholders' equity	**5,116**			4,526		
Total Liabilities and Shareholders' Equity	**75,340**			67,123		
Interest Spread (2),(4)			**2.33**			2.49
Interest Margin (3),(4)			**2.59**			2.70

(1) Includes foreign exchange swap costs.

(2) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.

(3) Interest margin represents net interest income as a percentage of average interest earning assets.

(4) Comparatives have been restated for the impact of home loan mortgage offset balances and related deposit balances, which have been transferred to non-interest earning assets and non-interest bearing liabilities respectively.

NOTE 36 AVERAGE BALANCES AND RELATED INTEREST

Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and changes in rate for the years ended 30 September 2005 and 30 September 2004. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	2005 OVER 2004			2004 OVER 2003		
CHANGE DUE TO	VOLUME $M	RATE $M	TOTAL $M	VOLUME $M	RATE $M	TOTAL $M
Interest earning assets						
Cash and liquid assets	6	(2)	4	12	–	12
Due from other financial institutions	5	1	6	6	1	7
Investment/trading securities	40	10	50	24	26	50
Loans and other receivables	394	116	510	468	145	613
Change in Interest Income	445	125	570	510	172	682
Interest bearing liabilities						
Retail deposits	80	142	222	109	137	246
Other deposits	(30)	23	(7)	63	45	108
Due to other financial institutions	5	3	8	7	2	9
Domestic borrowings	10	8	18	16	11	27
Offshore borrowings	212	22	234	126	5	131
Change in Interest Expense	277	198	475	321	200	521
Change in Net Interest Income	168	(73)	95	189	(28)	161

NOTE 37 SHARE AND OPTION PLANS

At the Annual General Meeting on 3 February 1998, shareholders approved three employee share plans and one executive option plan. At the Bank's Annual General Meeting held on 17 December 1999, shareholders approved a Non-Executive Directors' Share Purchase Plan.

Details of these plans are as follows:

(a) Employee Reward Share Plan (Reward Plan)

On 19 November 2004, 288,763 ordinary shares were allotted as bonus shares to 7,043 eligible employees for $nil consideration under the Reward Plan. The bonus shares had a market value of $24.25 per share at the date of allotment.

The Reward Plan provides eligible employees with up to $1,000 of ordinary shares per annum at no cost. Allocations under the plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff. The performance target for the shares issued during the year related to performance in the 30 September 2004 year.

Subject to Board discretion, the three hurdles for that year were:

(1) should EPS (before goodwill and significant items) equal or exceed the EPS of the previous year by 10% or more, then 50% of the awards will vest;

(2) should the Bank's independently measured customer satisfaction rating be equal to or exceed 75%, then 25% of the awards will vest; and

(3) should the customer satisfaction differential to the major banks be equal to or exceed 10%, then the remaining 25% of the awards will vest.

Shares issued under the Reward Plan are not recognised as an expense by the consolidated entity. The estimated impact of the Reward Plan shares issued during the year on the consolidated entity's and Bank's Statements of Financial Performance for the year ended 30 September 2005 would be $7 million ($5 million after tax).

NOTE 37 SHARE AND OPTION PLANS

(b) Employee Share Purchase Plan (Purchase Plan)

All permanent employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Purchase Plan. Allocations of ordinary shares can occur by allotment or by purchase on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational. Brokerage is payable by the Bank.

Details of ordinary shares allocated under this Plan are as follows:

DATE OF ALLOCATION	NUMBER OF ORDINARY SHARES ALLOCATED	AVERAGE PURCHASE PRICE OF SHARES ACQUIRED ($)	NUMBER OF EMPLOYEES PARTICIPATING
26 Nov 2004	47,986	$24.35	95
17 Dec 2004	101,487	$24.42	128
7 Jan 2005	132	$24.42	1
7 Jun 2005	20,761	$25.92	82

(c) Executive Performance Share Plan (Performance Plan)

In accordance with the Rules of the Performance Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised. All allocations under the Performance Plan have been by allotment. Shares issued under this Plan are not recorded as an expense.

The fair value of awards granted during the year has been determined based on the share price of the Bank's ordinary shares on the grant date. The fair value has not been discounted for the probability of not meeting performance hurdles (where applicable). The 351,239 performance awards granted during the year have a fair value of $7 million. If these awards were expensed at this value, there would have been a $7 million reduction in the consolidated entity's and Bank's current year after tax profit.

The market price of the Bank's shares at 30 September 2005 was $27.89 (30 September 2004: $21.85).

NOTE 37 SHARE AND OPTION PLANS

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Plan are as follows:

			MOVEMENTS DURING THE YEAR					
DATE AWARDS GRANTED	VESTING DATE	AWARDS OUTSTANDING 1 OCT 2004	NUMBER OF AWARDS GRANTED	NUMBER OF AWARDS FORFEITED	NUMBER OF SHARES ALLOTTED	AWARDS OUTSTANDING 30 SEP 2005	SENIOR EXECUTIVES IN PLAN	FAIR VALUE PER AWARD GRANTED DURING THE YEAR $
1 Oct 01	15 Nov 04	175,201			175,201	–		
1 Oct 01	15 Nov 04	176,276			176,276	–		
12 Dec 01	12 Dec 04	25,000			25,000	–		
2 Jan 02	15 Nov 04	2,278			2,278	–		
2 Jan 02	15 Nov 04	2,278			2,278	–		
1 Feb 02	15 Nov 04	911			911	–		
1 Feb 02	15 Nov 04	911			911	–		
25 Feb 02	25 Feb 05	2,797			2,797	–		
25 Feb 02	15 Nov 04	3,729			3,729	–		
25 Feb 02	15 Nov 04	3,729			3,729	–		
3 Apr 02	15 Nov 04	911			911	–		
3 Apr 02	15 Nov 04	911			911	–		
4 Apr 02	24 Jun 04	3,676			3,676	–		
4 Apr 02	15 Nov 04	1,488			1,488	–		
4 Apr 02	15 Nov 04	1,488			1,488	–		
8 Apr 02	15 Nov 04	1,298			1,298	–		
8 Apr 02	15 Nov 04	1,298			1,298	–		
16 May 02	15 Nov 04	1,162			1,162	–		
16 May 02	15 Nov 04	1,162			1,162	–		
2 Jun 02	22 Jul 04	20,000			20,000	–		
2 Jun 02	22 Jul 05	20,000				20,000	1	
2 Jun 02	15 Nov 04	1,155			1,155	–		
2 Jun 02	15 Nov 04	1,155			1,155	–		
27 Jun 02	15 Nov 04	454			454	–		
27 Jun 02	15 Nov 04	454			454	–		
1 Jul 02	1 Jul 04	2,571			2,571	–		
1 Jul 02	15 Nov 04	864			864	–		
1 Jul 02	15 Nov 04	864			864	–		
1 Oct 02	15 Nov 04	21,433			21,433	–		
1 Oct 02	15 Nov 05	21,433		1,652		19,781		
1 Oct 02	15 Nov 05	21,433		1,652		19,781	7	
5 May 03	5 May 05	5,026			5,026	–		
1 Oct 03	30 Sep 05	18,750		1,716		17,034		
1 Oct 03	30 Sep 06	18,750		1,716		17,034	7	
1 Oct 03	30 Sep 07	18,750		1,716		17,034		
1 Oct 03	30 Sep 04	107,279			106,242	1,037	1	
1 Oct 03	30 Sep 05	107,279		14,084	8,571	84,624	61	
23 Dec 03	31 Dec 04	27,600			27,600	–		
23 Dec 03	31 Dec 05	10,000				10,000	1	
1 Oct 03	30 Sep 05	–	110,256 [a]	10,603		99,653	67	
1 Oct 03	30 Sep 06	–	110,255 [b]	11,263		98,992	65	
1 Oct 04	30 Sep 06	–	14,400			14,400		22.01
1 Oct 04	30 Sep 07	–	14,400			14,400	1	22.01
1 Oct 04	30 Sep 08	–	28,800			28,800		22.01
1 Oct 04	30 Sep 06	–	23,658			23,658		22.01
1 Oct 04	30 Sep 07	–	23,658			23,658	7	22.01
1 Oct 04	30 Sep 08	–	23,658			23,658		22.01
1 Mar 05	30 Sep 06	–	718			718		24.67
1 Mar 05	30 Sep 07	–	718			718	1	24.67
1 Mar 05	30 Sep 08	–	718			718		24.67
TOTAL		831,754	351,239	44,402	602,893	535,698		

(a) These awards were granted during the year with a grant date of 1 October 2003. Half of these awards have a fair value of $20.32 and half have a fair value of $15.17.
(b) These awards were granted during the year with a grant date of 1 October 2003. Half of these awards have a fair value of $20.32 and half have a fair value of $13.65.

Performance hurdles in respect of awards granted during the year are subject to tenure and vest for $nil consideration subject to the satisfaction of conditions contained in Note 11.

NOTE 37 SHARE AND OPTION PLANS

(d) Executive Option Plan (Option Plan)

The Managing Director and executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Bank achieving a prescribed performance hurdle. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-Executive Directors are not eligible to participate in the plan.

Details of the Executive Option Plan are as follows:

				MOVEMENT DURING THE YEAR NUMBER OF OPTIONS					
DATE OPTIONS GRANTED	EXERCISE PERIOD (1)	EXERCISE PRICE ($) (2)	OPTIONS OUTSTANDING 1 OCT 2004	GRANTED	FORFEITED	EXERCISED	OPTIONS OUTSTANDING 30 SEP 2005	SENIOR EXECUTIVES IN PLAN (3)	FAIR VALUE PER OPTION GRANTED DURING THE YEAR ($) (4)
12 Dec 01	12 Jun 04 to 12 Dec 06	16.91	250,000	–	–	250,000	–		
12 Dec 01	12 Jun 05 to 12 Dec 06	16.91	250,000	–	–	–	250,000	1	
12 Dec 01	12 Jun 06 to 12 Dec 06	16.91	500,000	–	–	–	500,000		
1 Oct 02	15 Nov 04 to 1 Oct 07	18.16	148,429	–	–	88,270	60,159	3	
1 Oct 02	15 Nov 05 to 1 Oct 07	18.16	148,429	–	30,043	–	118,386	7	
1 Oct 02	15 Nov 05 to 1 Oct 07	18.16	148,429	–	30,043	–	118,386		
1 Oct 03	30 Sep 05 to 1 Oct 09	20.40	214,839	–	35,977	–	178,862		
1 Oct 03	30 Sep 06 to 1 Oct 09	20.40	214,839	–	35,977	–	178,862	7	
1 Oct 03	30 Sep 07 to 1 Oct 09	20.40	214,839	–	35,977	–	178,862		
1 Oct 04	30 Sep 06 to 1 Oct 10	21.70	–	125,000	–	–	125,000		1.92
1 Oct 04	30 Sep 07 to 1 Oct 10	21.70	–	125,000	–	–	125,000	1	2.07
1 Oct 04	30 Sep 08 to 1 Oct 10	21.70	–	250,000	–	–	250,000		2.21
1 Oct 04	30 Sep 06 to 1 Oct 10	21.70	–	141,336	–	–	141,336		1.92
1 Oct 04	30 Sep 07 to 1 Oct 10	21.70	–	141,336	–	–	141,336	7	2.07
1 Oct 04	30 Sep 08 to 1 Oct 10	21.70	–	141,336	–	–	141,336		2.21
1 Mar 05	30 Sep 06 to 1 Oct 10	24.56	–	15,786	–	–	15,786		2.14
1 Mar 05	30 Sep 07 to 1 Oct 10	24.56	–	15,786	–	–	15,786	1	2.44
1 Mar 05	30 Sep 08 to 1 Oct 10	24.56	–	15,786	–	–	15,786		2.61
		TOTAL	2,089,804	971,366	168,017	338,270	2,554,883		

(1) The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.

(2) A premium may be added to the exercise price of the options, granted 12 December 2001, which represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the year from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to and including the Grant Date, calculated in accordance with the Option Plan Rules.

(3) Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

(4) The fair value of options granted during the year has been determined using the Binomial method. If the options granted during the year were expensed at their fair value, there would have been a $2 million reduction in the consolidated entity's and Bank's current year after tax profit. The following factors were used in determining the fair value of options on the grant date:

GRANT DATE	DATE FIRST EXERCISABLE	FAIR VALUE PER OPTION $	EXERCISE PRICE $	PRICE OF SHARES ON GRANT DATE $	ESTIMATED VOLATILITY %	RISK FREE INTEREST RATE %	DIVIDEND YIELD %	EXPECTED LIFE (YEARS)
12-Dec-01	12-Jun-04	2.32	16.91	17.50	20.9	4.75	3.71	3
12-Dec-01	12-Jun-05	2.69	16.91	17.50	20.9	5.05	3.71	4
12-Dec-01	12-Jun-06	2.98	16.91	17.50	20.9	5.25	3.71	5
1-Oct-02	15-Nov-04	1.96	18.16	17.77	18.1	4.87	3.71	2.5
1-Oct-02	15-Nov-05	2.32	18.16	17.77	18.1	4.95	3.71	3.5
1-Oct-03	30-Sep-05	2.08	20.40	20.32	17.2	4.83	4.28	2.5
1-Oct-03	30-Sep-06	2.10	20.40	20.32	17.2	4.92	4.28	3.5
1-Oct-03	30-Sep-07	2.12	20.40	20.32	17.2	4.98	4.28	4.5
1-Oct-04	30-Sep-06	1.92	21.70	22.01	15.0	5.25	5.70	2.5
1-Oct-04	30-Sep-07	2.07	21.70	22.01	15.0	5.25	5.70	3.5
1-Oct-04	30-Sep-08	2.21	21.70	22.01	15.0	5.25	5.70	4.5
1-Mar-05	30-Sep-06	2.14	24.56	24.67	15.0	5.50	5.30	2
1-Mar-05	30-Sep-07	2.44	24.56	24.67	15.0	5.50	5.30	3
1-Mar-05	30-Sep-08	2.61	24.56	24.67	15.0	5.50	5.30	4

NOTE 37 SHARE AND OPTION PLANS

During the year, Mrs G P Kelly was granted 500,000 options under the Executive Option Plan.

Performance hurdles in respect of options granted to Mrs G P Kelly and Specified Executives during the year are exercisable subject to tenure and the satisfaction of conditions detailed in Note 11.

(e) Non-Executive Directors' Share Purchase Plan (Directors' Plan)
All Non-Executive Directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, Non-Executive Directors forego directors' fees equivalent to the purchase price of the shares. Brokerage is payable by the Bank. Shares purchased under this Plan are expensed in the Statements of Financial Performance.

On 26 November 2004, three Non-Executive Directors were allocated 4,718 ordinary shares acquired on market at an average purchase price of $24.35. On 7 January 2005, one Non-Executive Director was allocated 4,988 ordinary shares acquired on market at an average price of $25.29.

	CONSOLIDATED		BANK	
	2005 $M	2004 $M	**2005 $M**	2004 $M
NOTE 38 COMMITMENTS				
Capital expenditure commitments as at 30 September not provided for in the financial statements amounted to:				
Not longer than 1 year	**8**	15	**8**	15
Operating lease commitments contracted for as at 30 September:				
Not longer than 1 year	**69**	60	**63**	56
Longer than 1 year and not longer than 2 years	**56**	45	**51**	39
Longer than 2 years and not longer than 5 years	**66**	54	**61**	48
Longer than 5 years	**54**	40	**48**	39
	245	199	**223**	182
NOTE 39 UNCOMMITTED CREDIT FACILITIES				
Offshore and Australian dollar note borrowing facilities				
Uncommitted credit facilities	**22,323**	15,293	**22,323**	15,293
Amount utilised	**16,671**	9,339	**16,671**	9,339
Unused uncommitted credit facilities	**5,652**	5,954	**5,652**	5,954

NOTE 40 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

Detailed below are the notional amounts of contingent liabilities and credit commitments, together with their credit equivalent amounts. The notional amount represents the maximum credit risk. The credit equivalent amount records the estimated maximum or total potential loss if the counterparty were to default and is determined in accordance with APRA's risk weighted capital adequacy guidelines.

	CONSOLIDATED				BANK			
	NOTIONAL AMOUNT		CREDIT EQUIVALENT		NOTIONAL AMOUNT		CREDIT EQUIVALENT	
	2005 $M	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M	**2005 $M**	2004 $M
(a) Contingent Liabilities								
Bills endorsements	**413**	461	**413**	461	**413**	461	**413**	461
Guarantees	**415**	401	**415**	401	**415**	436	**415**	436
Documentary letters of credit	**180**	158	**138**	118	**195**	172	**152**	132
Performance related items	**24**	19	**12**	9	**24**	19	**12**	9
Total Contingent Liabilities	**1,032**	1,039	**978**	989	**1,047**	1,088	**992**	1,038
(b) Credit Related Commitments								
Undrawn facilities	**17,111**	15,785	**1,434**	1,082	**16,910**	15,575	**1,434**	1,080

In accordance with the rules relating to clearing arrangements contained in the Australian Paper Clearing Stream and the Bulk Electronic Clearing Stream of the Australian Payments Clearing Association Limited, the Bank is subject to a commitment to provide liquidity support to these clearing streams in the event of another member financial institution failing to settle.

Deed of Cross Guarantee

Pursuant to an Australian Securities and Investments Commission (ASIC) Class Order 98/1418 dated 13 August 1998, relief was granted during the year to the controlled entities listed below from the Corporations Act 2001 requirements for preparation, audit and publication of Financial Reports. It is a condition of the Class Order that the Bank and each of the controlled entities enter into a Deed of Cross Guarantee. The effect of the Deed is that the Bank guarantees to each creditor, payment in full of any debt in the event of winding up of any of the controlled entities subject to the Deed, under certain provisions of the Corporations Act. If a winding up occurs under other provisions of the Act, the Bank will only be liable in the event that after six months, any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Bank is wound up.

The controlled entities that were subject to the Deed as at 30 September 2005 were:

- St.George Financial Services Limited
- Advance Leasing Limited
- Canberra Advance Property Limited

NOTES TO THE FINANCIAL STATEMENTS

NOTE 40 CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

The consolidated Statement of Financial Performance and Statement of Financial Position of the Bank and the controlled entities that are a party to the Deed (closed group) is as follows:

	CLOSED GROUP	
	2005 $M	2004 $M
Statement of Financial Performance		
Profit from ordinary activities	**1,202**	1,014
Income tax expense	**330**	295
Net profit	**872**	719
Retained profits at the beginning of the financial year	**506**	367
Total available for appropriation	**1,378**	1,086
Dividends	**702**	580
Retained profits at the end of the financial year	**676**	506
Statement of Financial Position		
ASSETS		
Cash and liquid assets	**1,175**	1,171
Due from other financial institutions	**505**	253
Trading securities	**5,893**	4,768
Investment securities	**-**	385
Loans and other receivables	**55,989**	52,388
Bank acceptances of customers	**7,098**	5,132
Investment in controlled entities	**979**	964
Amounts receivable from controlled entities	**2,837**	2,314
Goodwill	**841**	915
Other assets	**1,438**	1,366
TOTAL ASSETS	**76,755**	69,656
LIABILITIES		
Deposits and other borrowings	**47,775**	45,762
Due to other financial institutions	**91**	758
Bank acceptances	**7,098**	5,132
Amounts payable to controlled entities	**167**	601
Income tax liability	**340**	355
Other provisions	**100**	97
Bonds and notes	**13,139**	9,769
Loan capital	**1,956**	1,619
Bills payable and other liabilities	**1,168**	952
TOTAL LIABILITIES	**71,834**	65,045
NET ASSETS	**4,921**	4,611
SHAREHOLDERS' EQUITY		
Share capital	**4,136**	3,993
Reserves	**109**	112
Retained profits	**676**	506
TOTAL SHAREHOLDERS' EQUITY	**4,921**	4,611

The measurement basis in respect of the assets and liabilities above is consistent with Note 1 to the financial statements.

Litigation

Contingent liabilities exist in relation to matters of litigation and/or possible matters of litigation, which at the date of adoption of this Financial Report, have not been resolved.

An assessment of the likely loss to the Bank and its controlled entities has been made in respect of the abovementioned on a claim-by-claim basis and specific provision has been made where appropriate.

Service Contracts

Service contracts have been entered into with the Managing Director and certain Group Executives. The maximum contingent liability for termination benefits in respect of these contracts was $12 million (2004: $10 million).

NOTE 41 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

Employee Entitlements

Aggregate employee entitlements, including on-costs, have been disclosed in Note 28 to the Financial Statements.

Superannuation Commitments

The Bank and its controlled entities have contributed to the following superannuation funds operated within the Group:

	PLUM SUPERANNUATION	ASGARD SUPERANNUATION ACCOUNT
Fund type	Defined contribution/benefit*	Defined contribution
Type of benefits	Lump sum	Lump sum
Date of last actuarial review	1 December 2003	Not required for fund
Name of actuary	David O'Keefe BA, FASFA, FIAA ALEA Actuarial Consulting Pty Ltd	Not required for fund
Basis of contributions	Various percentages of employees' superannuation salaries	In accordance with prevailing legislation

As at the date of the last actuarial review, there are sufficient funds available in these superannuation funds in the event of:

(i) termination of the funds;

(ii) voluntary termination of employment of each member; and

(iii) compulsory termination of employment of each member.

*Benefits of members of the Plum Superannuation Fund who joined the St.George Staff Retirement Fund prior to 1 July 1990, or were transferred from the M&F Retirement Fund into the St.George Staff Retirement Fund are provided on a defined benefit basis. Otherwise, benefits are provided on a defined contribution basis.

The fund assets at net market value, accrued benefits and vested benefits of the defined benefit fund is as follows:

	AS AT	
PLUM SUPERANNUATION	1 DEC 03 $M	30 JUN 03 $M
Fund assets at net market value (a)	224	242
Present value of accrued benefits (b)	223	239
Difference between net market value of assets and present value of accrued benefits	1	3
Vested Benefits (c)	219	235

(a) Fund assets at net market value were provided by Plum Superannuation Fund.

(b) Accrued benefits are benefits that the fund is presently obliged to pay at some future date as a result of membership of the fund and are based on the most recent assessment by the actuary being 1 December 2003 on accrued benefits at 1 December 2003.

(c) Vested benefits are benefits that are not conditional upon the continued membership of the fund or any factor, other than resignation from the fund.

NOTE 42 CONTROLLED ENTITIES

The following entities comprise the consolidated entity:

	NOTE	PERCENTAGE OF SHARES HELD 2005	2004
St.George Bank Limited			
St.George APL Pty Limited	(d)	**100**	100
St.George Business Finance Pty Limited		**100**	100
St.George Commercial Credit Corporation Limited		**100**	100
St.George Crusade Investment Pty Limited		**100**	100
St.George Custodial Pty Limited		**100**	100
St.George Dragon Investment Pty Limited		**100**	100
St.George Equity Finance Limited		**100**	100
St.George Executive Superannuation Fund Pty Limited	(c)	**-**	100
St.George Finance Holdings Limited		**100**	100
St.George Financial Services Limited		**100**	100
St.George Finance Limited		**100**	100
St.George Funding Company LLC	(a)	**100**	100
St.George Group Holdings Pty Limited		**100**	100
St.George HCAL Limited		**100**	100
St.George Home Finance Pty Limited		**100**	100
St.George Insurance Pte Limited	(a)	**100**	100
St.George Life Limited		**100**	100
St.George Bank New Zealand Limited	(a)	**100**	100
St.George Management Services Pty Limited		**100**	100
St.George Motor Finance Limited		**75**	75
St.George Motor Wholesale Pty Limited		**75**	75
St.George (Note Issuing Vehicle Only) Pty Limited		**100**	100
St.George Procurement Management Pty Limited		**100**	100
St.George Security and Custody Pty Limited		**100**	100
St.George Staff Retirement Fund Pty Limited		**100**	100
St.George Superannuation Fund Pty Limited	(c)	**-**	100
St.George Superannuation Holdings Pty Limited	(c)	**-**	100
St.George Wealth Management Pty Limited		**100**	100
St.George Wholesale Finance Pty Limited		**100**	100
St.George WEL Limited		**100**	100
Advance Asset Management Limited		**100**	100
Advance Commercial Finance Limited		**100**	100
Advance Insurance Agencies Pty Limited	(b)	**100**	100
Advance Leasing Limited		**100**	100
Ascalon Capital Managers Limited		**100**	100
Ascalon Operations and Services Pty Limited		**100**	100
ASGARD Capital Management Limited		**100**	100
Assirt Software Pty Limited		**100**	100
Buchelin Pty Limited		***100***	*100*
Canberra Advance Property Limited		**100**	100
Crusade CP Management Pty Limited		**100**	100
Crusade Management Limited		**100**	100
Danaby Pty Limited		**100**	100
Dragon Investment Services Limited		**100**	100
Dysty Pty Limited		**100**	100
HITTON Pty Limited		**100**	100
International Factors Australia Pty Limited	(c)	**-**	100
International Factors Pty Limited	(c)	**-**	100
Kerbridge Loyalty Software Pty Limited		**100**	100
Lawnbag Pty Limited	(c)	**-**	100
Nationwide Management Pty Limited		**100**	100
NSW Future Plan Pty Limited	(c)	**-**	100
PACT Accountants Investment Group Pty Limited		**100**	100
Scottish Pacific Business Finance Administration Limited	(a)	**100**	100
Scottish Pacific Business Finance Holdings Pty Limited		**100**	100

NOTE 42 CONTROLLED ENTITIES

	NOTE	PERCENTAGE OF SHARES HELD 2005	2004
Scottish Pacific Business Finance Limited	(a)	**100**	100
Scottish Pacific Business Finance Pty Limited		**100**	100
Scottish Pacific Management Services Pty Limited		**100**	100
SEALCORP Holdings Limited		**100**	100
SEALCORP Services Pty Limited	(c)	**-**	100
SECURITOR Financial Group Limited		**100**	100
Talaad Pty Limited	(c)	**-**	100
Target Nominees Limited	(c)	**-**	100
Thomaston Rail Pty Limited	(c)	**-**	100
Value Nominees Pty Limited		**100**	100
Votraint No. 1182 Pty Limited		**100**	100
VS&L Insurance Agency Pty Limited		**100**	100
VS&L Services Pty Limited		**100**	100

(a) St.George Funding Company LLC is a Delaware limited liability company and carries on business in the USA. St.George Insurance Pte Ltd is incorporated in and carries on business in Singapore. Scottish Pacific Business Finance Limited, Scottish Pacific Business Finance Administration Limited and St.George Bank New Zealand Limited are incorporated in and carry on business in New Zealand. All other controlled entities are incorporated in Australia.

(b) This company is in voluntary liquidation.

(c) These companies were deregistered during the year.

(d) Formerly Assirt Pty Limited.

NOTE 43 SEGMENT RESULTS

(a) Business Segments

Business segments are based on St.George's organisational structure. St.George comprises four business segments, namely:

Retail Bank (RB) (formerly Personal Customers) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division also manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand are included in this segment.

Institutional and Business Banking (IBB) – responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have been extended into country New South Wales and Victoria as part of St.George's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

Wealth Management (WM) – responsible for providing wealth management administration, asset management, dealer group services, margin lending, financial advice, private banking services and general and life insurance.

Effective 1 October 2004, responsibility for financial planners was transferred from WM to RB and BSA segments. Comparatives have been amended accordingly.

NOTE 43 SEGMENT RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2005 ($M)	RETAIL BANK	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Segment revenue						
Net interest income	970	411	262	64	-	1,707
Other income	445	270	93	260	-	1,068
Individually significant items	-	-	-	-	16	16
Total segment revenue	1,415	681	355	324	16	2,791
Segment expenses						
Bad and doubtful debts	68	29	9	4	-	110
Operating expenses						
- Other provisions	24	25	8	13	-	70
- Depreciation	50	7	9	1	-	67
- Deferred expenditure amortisation	30	3	4	1	-	38
- Other expenses	598	200	136	154	-	1,088
Total operating expenses	702	235	157	169	-	1,263
Individually significant items	-	-	-	-	16	16
Goodwill amortisation and write-off	-	-	-	-	105	105
Total segment expenses	770	264	166	173	121	1,494
Share of profit of investment in associates	-	(3)	-	-	-	(3)
Profit/(loss) before income tax expense	645	420	189	151	(105)	1,300
Expense to income ratio (1)	49.6%	34.5%	44.2%	52.2%		
Income tax expense						414
Profit after income tax						886
Outside equity interests (OEI)						(5)
Profit after income tax and OEI						891

AS AT 30 SEPTEMBER 2005 ($M)	RETAIL BANK	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Segment Assets	36,843	25,044	9,675	3,791	2,236	77,589
Segment Liabilities	25,256	38,619	6,785	1,027	569	72,256
Other Segment Disclosure						
- securitised loans	12,419	25	766	15	-	13,225
- managed funds	2,004	-	438	30,200	-	32,642

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation and write off.

NOTE 43 SEGMENT RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2004 ($M)	RETAIL BANK	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Segment revenue						
Net interest income	931	379	246	56	–	1,612
Other income	417	235	82	224	–	958
Individually significant item	–	–	–	–	17	17
Total segment revenue	1,348	614	328	280	17	2,587
Segment expenses						
Bad and doubtful debts	66	33	11	2	–	112
Operating expenses						
– Other provisions	34	21	7	10	–	72
– Depreciation	53	6	9	1	–	69
– Deferred expenditure amortisation	49	5	7	1	–	62
– Other expenses	582	168	129	140	–	1,019
Total operating expenses	718	200	152	152	–	1,222
Individually significant items	–	–	–	–	17	17
Goodwill amortisation	–	–	–	–	103	103
Total segment expenses	784	233	163	154	120	1,454
Share of profit of investments in associates	–	(2)	–	–	–	(2)
Profit/(loss) before income tax expense	564	383	165	126	(103)	1,135
Expense to income ratio (1)	53.3%	32.6%	46.3%	54.3%		
Income tax expense						372
Profit after income tax						763
Outside equity interests (OEI)						(4)
Profit after income tax and OEI						767

AS AT 30 SEPTEMBER 2004 ($M)	RETAIL BANK	INSTITUTIONAL & BUSINESS BANKING	BANKSA	WEALTH MANAGEMENT	OTHER	CONSOLIDATED
Assets						
– investments in associates	–	–	–	–	2	2
– other assets	33,796	22,061	8,644	3,157	2,300	69,958
Segment Assets	33,796	22,061	8,644	3,157	2,302	69,960
Segment Liabilities	24,001	33,433	5,974	797	726	64,931
Other Segment Disclosure						
– securitised loans	10,172	–	377	–	–	10,549
– managed funds	1,761	–	388	22,676	–	24,825

(1) Excludes bad and doubtful debts expense, significant items and goodwill amortisation.

(b) Geographical Segment

The consolidated entity operates predominantly within Australia.

NOTE 44 INTEREST RATE RISK

Interest rate risk arises from a variety of sources including mismatches between the repricing periods of assets and liabilities. As a result of these mismatches, movements in interest rates can affect earnings or the value of the consolidated entity.

The objective of the consolidated entity's interest rate risk management policies is to minimise fluctuations in earnings over time from volatility in movements in interest rates.

Interest Rate Risk in Non-Trading Activities

Interest rate risk is monitored by the Bank's Balance Sheet Management unit to ensure that aggregate exposure to interest rate risk is contained within policy guidelines and defined limits set by the Bank's Asset and Liability Committee (ALCO) which reports to the Board. The Balance Sheet Management unit reports to ALCO at least monthly.

The "gap position" between when assets, liabilities and synthetic instruments are contractually due to reprice represents one measure of the consolidated entity's interest rate risk position. The table below details the gap position at 30 September. The Bank does not use this information to manage interest rate risk as the contractual repricing gap position does not reflect the Bank's anticipated repricing gap position.

Gap positions are managed by the Balance Sheet Management unit through the use of derivative products, particularly swaps and options.

Interest rate risk also arises from the impact of interest rate shifts on pricing relationships between asset and liability products of a retail or wholesale nature. The risk is monitored through simulation modelling that estimates the impact on net interest earnings due to changes in interest rates and/or the size and mix of the consolidated entity's balance sheet. Through the use of this simulation model, ALCO oversees interest rate risk management by determining profit risk parameters, product design and pricing policies.

The model's key assumptions are regularly reviewed to take account of both historical relationships and the current competitive and interest rate environment. Risk to earnings is measured by calculating the fluctuation in net interest earnings based on a 1% parallel increase in the bank bill swap curve. This risk is managed to ensure the net interest earnings fluctuation in the next 12 months is limited to a maximum of 10% of operating profit after income tax. This measure captures spread and market risk exposures.

AS AT 30 SEPTEMBER 2005	WITHIN 1 MONTH $M	1 TO 3 MONTHS $M	3 TO 12 MONTHS $M	1 TO 5 YEARS $M	AFTER 5 YEARS $M	NON INTEREST BEARING $M	TOTAL $M	WEIGHTED AVERAGE %
ASSETS								
Cash and liquid assets	1,184	-	-	-	-	-	1,184	4.27
Due from other financial institutions	194	45	25	-	265	-	529	5.35
Trading securities	2,910	2,598	617	52	-	118	6,295	5.59
Investment securities	18	-	-	-	-	-	18	3.32
Loans and other receivables	44,491	665	2,844	11,790	185	(288)	59,687	7.48
Bank acceptances of customers	-	-	-	-	-	7,098	7,098	-
Other assets	-	-	-	-	-	2,778	2,778	-
TOTAL ASSETS	48,797	3,308	3,486	11,842	450	9,706	77,589	6.31
LIABILITIES								
Deposits and other borrowings	33,856	6,316	6,058	1,900	19	-	48,149	4.56
Due to other financial institutions	91	-	-	-	-	-	91	5.08
Bonds and notes	4,132	7,324	1,210	473	-	-	13,139	4.98
Loan capital	271	688	-	463	534	-	1,956	6.16
Bank acceptances	-	-	-	-	-	7,098	7,098	-
Other liabilities	-	-	-	-	-	1,823	1,823	-
TOTAL LIABILITIES	38,350	14,328	7,268	2,836	553	8,921	72,256	4.12
TOTAL SHAREHOLDERS' EQUITY						5,333	5,333	
Off-balance sheet items affecting interest rate sensitivity	(9,613)	11,274	(595)	(1,581)	515	-	-	
Net mismatch	834	254	(4,377)	7,425	412	(4,548)		
Cumulative mismatch	834	1,088	(3,289)	4,136	4,548	-		

NOTE 44 INTEREST RATE RISK

AS AT 30 SEPTEMBER 2004	WITHIN 1 MONTH $M	1 TO 3 MONTHS $M	3 TO 12 MONTHS $M	1 TO 5 YEARS $M	AFTER 5 YEARS $M	NON INTEREST BEARING $M	TOTAL $M	WEIGHTED AVERAGE %
ASSETS								
Cash and liquid assets	1,180	–	–	–	–	–	1,180	4.06
Due from other financial institutions	371	–	–	–	–	–	371	4.75
Trading securities	1,914	2,420	709	78	–	79	5,200	5.30
Investment securities	321	94	–	–	–	–	415	5.78
Loans and other receivables	41,086	855	3,253	9,684	186	(282)	54,782	7.30
Bank acceptances of customers	–	–	–	–	–	5,132	5,132	
Other assets	–	–	–	–	–	2,880	2,880	
TOTAL ASSETS	44,872	3,369	3,962	9,762	186	7,809	69,960	6.24
LIABILITIES								
Deposits and other borrowings	32,908	6,300	5,298	1,564	13	–	46,083	4.35
Due to other financial institutions	758	–	–	–	–	–	758	4.32
Bonds and notes	3,582	5,519	569	99	–	–	9,769	4.58
Loan capital	–	292	–	762	565	–	1,619	5.94
Bank acceptances	–	–	–	–	–	5,132	5,132	
Other liabilities	–	–	–	–	–	1,570	1,570	
TOTAL LIABILITIES	37,248	12,111	5,867	2,425	578	6,702	64,931	3.98
TOTAL SHAREHOLDERS' EQUITY						5,029	5,029	
Off-balance sheet items affecting interest rate sensitivity	(16,021)	13,300	1,843	357	521	–	–	
Net mismatch	(8,397)	4,558	(62)	7,694	129	(3,922)		
Cumulative mismatch	(8,397)	(3,839)	(3,901)	3,793	3,922	–		

NOTE 44 INTEREST RATE RISK

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

The following table provides a summary of VaR by total risk taken and by trading unit for the year ended 30 September 2005.

	2005		2004	
FOR THE YEAR ENDED 30 SEPTEMBER ($'000)	**HIGH**	**AVERAGE**	HIGH	AVERAGE
Foreign Exchange VaR	**775**	**273**	1,853	614
Domestic VaR	**1,105**	**385**	1,329	483
Total Room Risk	**1,088**	**479**	1,525	651

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

NOTE 45 DERIVATIVES

Definition
A derivative is a financial instrument that provides the holder with the ability to participate in some or all of the price changes of an underlying financial asset, reference rate or index.

Common derivatives used by the consolidated entity are swaps, options, futures, forwards and foreign exchange contracts. The major characteristics of these are summarised below.

Swaps
An interest rate swap is an agreement between two parties to exchange interest obligations periodically based on an underlying notional principal. A cross currency swap involves a principal exchange of amounts in one currency for another currency and a re-exchange of the same principal amounts at maturity. Interest payments and receipts on the principal amounts are exchanged periodically throughout the term.

Options
An option is a contract that grants the holder the right but not the obligation to buy or sell the underlying asset at a specific price on a specified date. A call option grants the holder the right but not the obligation to buy at a specified price whereas a put option grants the holder the right but not the obligation to sell at a specified price. The purchaser or holder of the option pays a premium up front to acquire the rights in the option. The risk to the holder is limited to the premium whilst the risk to the seller of the option is unlimited.

Futures
A futures contract is a binding obligation to buy or sell a specific quantity of a specific type of goods at an agreed price. Every contract has a buyer and a seller. Most contracts dealt on exchanges are closed out prior to delivery date.

Forwards
A forward rate agreement (FRA) is an agreement to fix an interest rate on an agreed notional amount, term and date. The parties then settle the difference between the agreed interest rate and the market rate on the FRA settlement date.

Objectives for Holding Derivative Instruments
The consolidated entity makes use of the derivatives market both for trading purposes and to manage the risk of the Statement of Financial Position.

Hedging
Derivatives provide protection to income streams in a volatile financial environment. Derivatives enable holders of actual or anticipated assets and liabilities (those with a value that may vary with rising or falling interest rates) to modify and eliminate the risk of varying values by transferring it to another entity that is willing to assume the risk.

The consolidated entity's objective when entering the derivative market for asset and liability management purposes is to protect future interest income streams in light of uncertain economic variables. The core operations of the consolidated entity are subject to the risk of interest rate fluctuations to the degree that the interest earning assets exceed the interest bearing liabilities or vice versa, in any given maturity or repricing period.

Trading
The majority of derivatives trading originate from proprietary trading and servicing selected clients' needs. Strict controls and trading limits are used to monitor the price risk resulting from interest rate and exchange rate fluctuations on net open positions. The credit risk associated with the instruments is limited to the current net market value, which represents a small portion of the notional amount.

NOTE 45 DERIVATIVES

Strategies for Achieving Objectives of Holding Derivative Instruments

The primary objective in asset and liability management is to provide the maximum level of income while maintaining prudent levels of interest rate, liquidity and funding risk. In order to achieve these objectives a variety of interest rate forwards, swaps and options as well as cross currency derivatives are employed.

For all activities, the consolidated entity monitors future interest rate risk by simulating future net interest income resulting from applying a variety of different rate scenarios to its projected Statements of Financial Position. The consolidated entity also seeks to manage net interest income by hedging interest rate exposure arising from anticipated future transactions.

This process is controlled and managed through ALCO, which addresses risk exposures and hedging requirements on a monthly basis (or more frequently if required). Where an on-balance sheet solution cannot be employed to position the Statements of Financial Position effectively, the derivatives market is used.

The risks associated with derivatives are identical to the risks that are encountered by the consolidated entity for normal retail and commercial banking business (credit risk, market risk and liquidity risk). These risks are managed consistently in line with the consolidated entity's overall risk management policies.

The following table provides an overview of the consolidated entity's exchange rate and interest rate derivatives as at 30 September. It includes all trading and non-trading contracts.

	CONSOLIDATED				BANK			
	NOTIONAL AMOUNT		CREDIT EQUIVALENT		NOTIONAL AMOUNT		CREDIT EQUIVALENT	
$M	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
(a) Interest Rate Commitments								
Futures	**12,567**	14,591	**-**	-	**12,567**	14,591	**-**	-
Forward rate agreements	**32,440**	31,585	**2**	3	**32,440**	31,585	**2**	3
Swaps	**76,915**	72,399	**153**	195	**76,934**	72,428	**153**	195
Options	**370**	362	**1**	2	**370**	362	**1**	2
Total Interest Rate Commitments	**122,292**	118,937	**156**	200	**122,311**	118,966	**156**	200
(b) Foreign Exchange Commitments								
Spot, Forwards	**13,990**	9,839	**165**	168	**13,990**	9,839	**165**	168
Swaps	**15,968**	9,961	**863**	620	**15,968**	9,961	**863**	620
Options	**2,708**	3,109	**13**	18	**2,708**	3,109	**13**	18
Total Foreign Exchange Commitments	**32,666**	22,909	**1,041**	806	**32,666**	22,909	**1,041**	806

The credit equivalent amounts are calculated using a standard APRA formula.

The notional amounts for derivatives do not represent assets or liabilities on the Statements of Financial Position, but represent the basis for calculating net amounts from underlying reference rates. The consolidated entity's exposure to counterparty risk is, therefore, limited to the positive value attached to the derivative arising from favourable movements in the underlying reference rates.

The credit risk associated with futures contracts is negligible as contracts are collateralised by cash with any changes in market value of contracts being settled on a daily basis with the clearing house.

As the consolidated entity's primary reason for holding derivatives is for Statements of Financial Position hedging purposes, the majority of derivatives have been transacted with financial institutions of investment grade quality. The consolidated entity's credit policy and procedures ensures that exposures to counterparty risks are constantly monitored, thereby limiting credit risk concentration to any individual counterparty through risk limits approved by the Board.

NOTE 46 RELATED PARTY TRANSACTIONS

Australian banks have been exempted (subject to certain conditions), under an amended ASIC Class Order 98/0110 dated 10 July 1998 (amended by Class Order 04/665 dated 15 July 2004), from making disclosure of:

- any loan made, guaranteed or secured by a bank to related parties; and
- financial instrument transactions between related parties (other than in respect of shares and share options), where a Specified Director or Specified Executive of the Bank or an entity controlled or significantly influenced by the Specified Director or Specified Executive is not a party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either:
  a) an arms-length basis; or
  b) with approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not cover transactions that relate to the supply of goods and services to a bank.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Bank or Specified Executive should be reasonably aware that, if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about the allocation of scarce resources.

This exemption is subject to the Bank providing evidence to ASIC that the Bank has systems of internal controls and procedure which:
(a) in the case of any material financial instrument transaction, ensure that; and
(b) in any other case, are designed to provide a reasonable degree of assurance that;

any financial instrument transaction which may be required to be disclosed in the Bank's financial statements and which is not entered into regularly is brought to the attention of directors.

Loans

Details of the aggregate of loans made to Specified Directors and Specified Executives are as follows:

	BALANCE AT 1 OCTOBER 2004 $'000	INTEREST CHARGED $'000	BALANCE AT 30 SEPTEMBER 2005 $'000	NUMBER OF INDIVIDUALS
Specified Director	315	27	205	1
Specified Executives	10,985	751	11,367	8

NOTE 46 RELATED PARTY TRANSACTIONS

Details of loans to Specified Directors and Specified Executives where the individual's loan(s) balances exceeded $100,000 at any time during the year are as follows:

NAME	BALANCE AT 1 OCT 2004 $'000	BALANCE AT 30 SEP 2005 $'000	HIGHEST BALANCE DURING THE YEAR $'000	INTEREST CHARGED $'000	INTEREST NOT CHARGED $'000
Specified Director					
L B Nicholls	315	205	353	27	–
Specified Executives					
G Bartlett	282	296	298	21	–
	3,471	3,505	3,505	219	–
	141	141	141	–	9
	–	70	117	7	–
P Clare	1,013	920	1,015	60	–
	206	149	206	11	–
P Fegan	1,296	1,408	1,408	74	–
	826	1,508	1,508	149	–
	–	117	150	8	–
D Gall (appointed 1 March 2005)	–	208	240	9	–
	–	591	595	19	–
J Loebenstein	149	–	149	2	–
	104	–	104	5	–
	2,090	2,374	2,374	173	–
S McKerihan	251	248	251	18	–
	2,482	1,757	2,482	124	–
	1	2	272	2	–
B Wright	109	65	109	6	–
Former Specified Executive					
A Thorburn (resigned)	110	–	110	1	–
	396	–	409	4	–
	125	–	125	1	–

No loans to Specified Executives or Specified Directors have been guaranteed or secured against the assets of any entities in St.George. No amounts have been written down or provided for as the loans are considered fully performing. With the exception of an interest free loan to Mr G Bartlett of $140,785 that was advanced in 1989, the contractual terms of the above loans are consistent with those offered by the Bank to its customers. *For loans that have loan interest offset facilities, the interest charged that is disclosed above is calculated after the offset.*

NOTE 46 RELATED PARTY TRANSACTIONS

Equity Holdings

The movement during the reporting period in the number of ordinary shares, PRYMES or SAINTS of St.George Bank Limited held directly, indirectly or beneficially, by each Specified Director and Specified Executive, including their personally-related entities is as follows:

	HELD AT 1 OCT 2004	MOVEMENTS DURING THE YEAR					HELD AT 30 SEP 2005
		PURCHASES	EXERCISE OF OPTIONS	EXERCISE OF RIGHTS	SALES	OTHER CHANGES [1],[2]	
Shares							
Specified Directors							
J M Thame	150,000	-	-	-	-	-	150,000
G P Kelly	25,000	-	250,000	25,000	(25,000)	-	275,000
L F Bleasel	46,471	2,249	-	-	-	-	48,720
J S Curtis[3]	18,166	1,641	-	-	-	-	19,807
T J Davis	-	4,988	-	-	-	-	4,988
R A F England	500	2,051	-	-	-	-	2,551
P D R Isherwood	25,287	1,309	-	-	-	-	26,596
L B Nicholls	3,617	1,052	-	-	-	-	4,669
G J Reaney	42,388	2,052	-	-	-	-	44,440
	311,429	15,342	250,000	25,000	(25,000)	-	576,771
Former Specified Director							
F J Conroy	14,578	418	-	-	-	(14,996)	-
Specified Executives							
G Bartlett	481,974	-	13,734	23,943	-	-	519,651
R Chapman	6,555	-	-	5,442	(2,200)	-	9,797
P Clare	5,049	-	-	11,618	-	-	16,667
D Gall	-	-	-	-	-	31,729	31,729
P Fegan[4]	41,266	25,986	15,022	26,848	-	-	109,122
J Loebenstein	272,513	-	9,442	18,274	-	-	300,229
S McKerihan	374,679	-	-	28,708	-	-	403,387
B Wright	40,479	-	20,029	17,519	-	-	78,027
	1,222,515	25,986	58,227	132,352	(2,200)	31,729	1,468,609
Former Specified Executives							
A Thorburn	8,889	-	30,043	8,345	-	(47,277)	-
PRYMES							
Specified Directors							
J M Thame	63	-	-	-	-	-	63
L F Bleasel	427	-	-	-	-	-	427
	490	-	-	-	-	-	490
Former Specified Director							
F J Conroy	63	-	-	-	-	(63)	-
SAINTS							
Specified Directors							
G P Kelly	208	-	-	-	-	-	208
J S Curtis	318	-	-	-	-	-	318
P D R Isherwood	263	-	-	-	-	-	263
	789	-	-	-	-	-	789
Former Specified Director							
F J Conroy	109	-	-	-	-	(109)	-

(1) During the year, Mr F J Conroy retired as Chairman and Mr A Thorburn resigned from his position as Group Executive – Personal Customers. Accordingly, Mr F J Conroy and Mr A Thorburn are no longer a Specified Director and Specified Executive respectively. On resignation, Mr A Thorburn forfeited 168,017 options and 8,452 rights.

(2) On 1 March 2005, Mr D Gall was appointed to the position of Specified Executive. At that date, Mr Gall held 31,729 shares.

(3) Mr J S Curtis also holds an interest in 15,000 instalment warrants in fully paid ordinary shares of the Bank.

(4) A put option has been entered into in respect of 40,000 shares held at 30 September 2005.

NOTE 46 RELATED PARTY TRANSACTIONS

Specified Directors and Specified Executives and their personally related entities received dividends on these equity instruments on conditions that are no more favourable than other equity holders.

Options and Rights over Unissued Shares

Exercised
Details of shares issued as a result of the exercise of options or rights over unissued shares by Specified Directors and Specified Executives during the year, together with consideration paid (where applicable) are disclosed in Note 11.

Held
Details of options or rights over unissued shares held by Specified Directors and Specified Executives are disclosed in Note 11.

Other transactions of Specified Directors, Specified Executives and their personally related entities

Financial Instruments Transactions
Financial instrument transactions (other than in respect of loans and shares disclosed) with the Specified Directors and Specified Executives of the Bank occur in the ordinary course of business of the Bank on an arm's length basis, and are considered to be trivial or domestic transactions as they are in the nature of normal personal banking and deposit transactions.

Other Non-Financial Transactions
A number of Specified Directors and Specified Executives, or their personally related entities, hold directorships in other entities. A number of these entities transacted with the consolidated entity in the reporting period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

The Bank has agreements with certain Non-Executive Directors providing for benefits to be paid on their retirement or death. The maximum benefit payable is disclosed in Note 11.

The Bank has agreements with the Managing Director and Specified Executives providing for termination payments in certain circumstances. Details of these service contracts are disclosed in Note 11.

All other transactions with Specified Directors, Specified Executives and their personally related entities are conducted on an arm's length basis in the normal course of business and on standard commercial terms and conditions and are considered to be trivial. These transactions principally involve the provisions of financial, utility and postal services by personally related entities.

Controlled Entities
The Bank's aggregate investment in amounts receivable from and amounts due to controlled entities are disclosed in the Statements of Financial Position of the Bank.

Details of amounts paid or received from controlled entities in the form of dividends or interest are set out in Notes 2 and 3 of the Financial Statements.

Apart from the details disclosed above, no Specified Directors, Specified Executives or their personally related entities have entered into a material contract with the consolidated entity during the year. In the opinion of the Specified Directors and Specified Executives there are no contracts in existence with Specified Directors, Specified Executives and their personally related entities that may conflict with their ability to act in the best interests of the Bank.

NOTE 47 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is limited to the net fair value of the consolidated entity's on and off-balance sheet financial instruments. The disclosure excludes all non-financial instruments and hence the aggregate net fair value amounts are not representative of the underlying value of the consolidated entity.

The net fair value represents the amount (after transaction costs) for which an asset could be exchanged or a liability settled in an arms-length transaction between willing parties. The value of the consolidated entity's relationship with customers together with non-financial instruments is not included in the disclosure below.

Quoted market prices are adjusted for material transaction costs and used as the measure of net fair value. Where quoted market prices are not available, net fair values are based on present value estimates or other methods of valuation. The fair value of short-term financial instruments is estimated to equal their carrying value as these instruments reprice or mature in 180 days or less with no significant change in credit risk.

The estimates of net fair value are subjective and involve the exercise of judgement. Changes in assumptions used could have a material impact on the amounts disclosed. As a result, it is difficult to make reasonable comparisons of the consolidated entity to other financial institutions due to the wide range of valuation techniques and numerous estimates that must be made.

	CARRYING VALUE		FAIR VALUE	
$M	**2005**	2004	**2005**	2004
FINANCIAL ASSETS				
Cash and liquid assets	**1,184**	1,180	**1,184**	1,180
Due from other financial institutions	**529**	371	**529**	371
Trading securities	**6,295**	5,200	**6,295**	5,200
Investment securities	**18**	415	**18**	415
Loans and other receivables	**59,687**	54,782	**59,852**	54,950
Bank acceptances of customers	**7,098**	5,132	**7,098**	5,132
Other financial assets	**299**	362	**298**	362
FINANCIAL LIABILITIES				
Deposits and other borrowings	**48,149**	46,083	**48,171**	46,075
Due to other financial institutions	**91**	758	**91**	758
Bank acceptances	**7,098**	5,132	**7,098**	5,132
Bonds and notes	**13,139**	9,769	**13,142**	9,778
Loan capital	**1,956**	1,619	**1,968**	1,636
Other financial liabilities	**1,323**	1,073	**1,350**	1,039

NOTE 47 NET FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and liquid assets, due from other financial institutions and bank acceptances of customers

The carrying value of cash and liquid assets, due from other financial institutions and bank acceptances of customers approximate their net fair value as they are short term in nature or are receivable on demand.

Trading securities

Trading securities are recorded at market value. Market value is based on quoted market prices, broker or dealer price quotations.

Investment securities

Net fair value is based on quoted market prices, broker or dealer price quotations. Where such prices are not available, net fair value is estimated using quoted market prices for securities with similar characteristics.

Loans and other receivables

The carrying value of loans and other receivables is net of specific and general provisions for doubtful debts and unearned income. For variable rate loans (excluding impaired loans), the carrying amount is a reasonable estimate of net fair value. The net fair value of fixed rate loans that reprice within six months of balance date is the carrying value at 30 September. For other fixed rate loans, the net fair value was calculated by discounting the estimated future cash flows using current market rates.

For impaired assets the net fair value is calculated by discounting expected future cash flows using a discount rate that includes a premium for uncertainty of the cash flows.

Deposits and other borrowings

The net fair value of at call, variable rate deposits and fixed rate deposits repricing within six months, is the carrying value at 30 September. For other deposits, discounted cash flow models based upon current market rates for debt with similar characteristics and maturities were used to calculate net fair values.

Due to other financial institutions

The carrying value of balances due to other financial institutions is considered to approximate their net fair value.

Bonds and notes and loan capital

The net fair value of bonds and notes and loan capital was calculated based on quoted market prices at 30 September. Where quoted prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining maturity of the instrument was used.

Other financial liabilities

This category includes the on-balance sheet impact of derivatives for which the net fair value is calculated by discounting projected cash flows using current market yields. The carrying amount of accrued expenses payable is considered to approximate the net fair value.

Provision for income tax, dividends, employee entitlements and restructuring are not considered to be financial instruments.

NOTE 48 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005 Australian reporting entities must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board. This will involve St.George preparing its first set of financial statements applying Australian Equivalents to International Financial Reporting Standards (AIFRS) for the half-year ending 31 March 2006.

AIFRS requires the restatement of comparative financial statements using all standards except AASB 132: "Financial Instruments: Disclosure and Presentation", AASB 139: "Financial Instruments: Recognition and Measurement" and AASB 4: "Insurance Contracts". This will require St.George to restate its opening balance sheet at 1 October 2004. St.George has elected to adopt these transitional provisions and not provide comparative information for AASB 4, 132 and 139. Except for those Standards mentioned above, AIFRS transition adjustments will be made retrospectively against opening retained earnings at 1 October 2004. Transition adjustments for those Standards where comparatives are not required will be made at 1 October 2005.

The differences between Australian Generally Accepted Accounting Principles (AGAAP) and AIFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of the Bank and St.George are summarised below.

AIFRS transitional adjustments applicable at 1 October 2004 are detailed in section (ii). Transitional adjustments applicable at 1 October 2005 (AASB 4, 132, and 139) are detailed in section (iii), with the exception of loan provisioning where St.George has not finalised its approach.

Section (iv) restates shareholders' equity at 1 October 2004 for AIFRS transition adjustments applicable at this date.

Section (v) restates St.George's 30 September 2005 statements of financial performance result for AIFRS items requiring comparative balances.

Section (vi) restates shareholders' equity at 1 October 2005 for AIFRS transition adjustments applicable at that date (except loan provisioning) and reflects the impact of the restated 30 September 2005 statements of financial performance results together with the impact of 1 October 2004 transition adjustments.

(i) Transition Management

St.George established an AIFRS conversion program in April 2003. A project team is responsible for assessing the impact that AIFRS will have on St.George's accounting and reporting, ensuring systems are in place to capture AIFRS information, and putting in place the framework to ensure St.George complies with AIFRS by 1 October 2005. The AIFRS project is monitored by a Steering Committee chaired by the Chief Financial Officer and regular updates are provided to the Board Audit and Compliance Committee and the Board.

The project is substantially complete with the exception of the loan provisioning work stream, which has been utilising data from the Credit Risk Stream of St.George's Basel II project. A number of credit risk variables are yet to be finalised and subject to audit. In addition, there is ongoing uncertainty around AIFRS interpretations and development of industry practice in this area. Consequentially, St.George has not yet reached a view as to the final level of collective provision that will replace the existing AGAAP general provision. St.George expects to be in a position to fully comply with the requirements of AIFRS for the year ending 30 September 2006.

The transitional adjustments identified are based on the current status of the project and are the current best estimates based on accounting interpretations as at this reporting date. The following summary should not be taken as an exhaustive list of all the differences between AGAAP and AIFRS. The adjustments may change if the accounting standards or industry interpretation of these standards change. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

NOTE 48 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(ii) AIFRS Impacts from 1 October 2004

(A) Income tax

The transition to AIFRS will require the adoption of a balance sheet approach to tax effect accounting that requires deferred tax balances to be recognised where there is a difference between the carrying value of an asset/liability and its tax base. In addition, under AIFRS the tax effect follows the underlying transaction and hence can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to other AIFRS standards as at 1 October 2004, comprise an increase of $2 million (Bank: $2 million) in deferred tax assets associated with the defined benefit superannuation deficit, an increase of $29 million (Bank: $29 million) in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to opening retained earnings and a decrease of $4 million (Bank: $4 million) in deferred tax liabilities relating to the change in revenue recognition for leveraged leases. The nature of these adjustments is further explained below.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million (Bank: $12 million) arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. *This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million (Bank: $41 million).*

Additional tax effects will arise in respect of the 1 October 2005 transitional adjustments. The recognition of the Depositary Capital Securities (DCS) at fair value will result in an increase of $6 million (Bank: $9 million) in deferred tax assets. The deferral of transaction fees and costs will result in an increase in deferred tax assets of $32 million (Bank: $24 million) and deferred tax liabilities of $5 million (Bank: $5 million). The recognition of fair value hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting will result in the recognition of deferred tax assets of $8 million (Bank: $10 million). The recognition of cash flow hedging derivatives will result in the recognition of deferred tax assets of $5 million (Bank: $7 million). The recognition of assets and liabilities at fair value will give rise to the recognition of a deferred tax liability of $2 million (Bank: $nil) for available for sale investments.

(B) Share Based Payments

St.George does not currently recognise an expense in relation to its employee share and option schemes. On adoption of AIFRS, St.George will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods, adjusting for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the transitional requirements of AASB 1: "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", St.George is only required to apply AASB 2: "Share-Based Payment" to equity instruments granted after 7 November 2002 that vest after 1 January 2005.

A transitional adjustment will be recognised as a reduction to opening retained earnings in respect of AASB 2 for $4 million (Bank: $4 million) representing the amortisation over the vesting period of employee equity grants to the date of transition. An expense of $13 million (Bank: $12 million) has been recognised in restating the 30 September 2005 result for AIFRS.

(C) Goodwill

Goodwill acquired in a business combination will not require amortisation, but continues to be subject to an annual assessment for impairment. If there is an impairment, it will be recognised immediately in the statements of financial performance.

The elimination of goodwill amortisation will have the effect of reducing operating expenses and therefore improving reported profits of St.George, subject to any impairment charges that may be required from time to time. Under AIFRS, such impairment charges may result in increased volatility of future earnings where impairment occurs.

No impairment adjustment to opening retained earnings arises as at 1 October 2004 or 30 September 2005 in respect of this issue.

$101 million of goodwill amortisation (Bank: $62 million) has been reversed in restating the 30 September 2005 result for AIFRS.

NOTE 48 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(D) Consolidation of Special Purpose Entities and Securitisation
AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of St.George's assets and assets held in trusts will need to be consolidated under AIFRS.

This will result in an estimated gross up of the assets and liabilities recorded within the statements of financial position of $13.6 billion as at 30 September 2005 (2004: $11.2 billion) in relation to the securitisation of St.George's assets and $1.0 billion (2004: $1.0 billion) in relation to other assets held in trusts.

There is no impact on the Bank.

Certain assets held in trusts that will be recognised on consolidation will be classified as Available for Sale securities. Movements in the fair value of these assets will be recognised in the Available for Sale reserve within equity. The value of the Available for Sale reserve at 1 October 2005 was $4 million (Bank: $nil) net of tax.

There is no net profit impact arising from the consolidation of these vehicles.

(E) Leveraged Leases
Income on leveraged leases is currently recognised progressively over the lease term on an effective yield after tax basis. Related upfront fee income on leveraged leases is recognised upon receipt.

Under AIFRS, income including upfront fees will be recognised on an effective pre-tax yield basis.

A transitional adjustment to increase unearned income by $13 million (Bank: $13 million) will be recognised, together with a decrease in the deferred tax liability of $4 million (Bank: $4 million), resulting in a $9 million (Bank: $9 million) reduction in retained earnings at 1 October 2004.

(F) Property, Plant and Equipment
St.George carries land and buildings at revalued amounts. Revaluations are carried out over a three year period. Increments and decrements recognised upon revaluation are recorded in the Asset Revaluation and Asset Realisation reserve.

On transition to AIFRS, AASB 1 provides for a number of options to account for property, plant and equipment. These include amortised cost, deeming the last revaluations as cost or continuing with a fair value regime.

Under AIFRS, St.George intends to carry land and buildings at deemed cost, being the revalued balances as at 1 October 2004. The balance of the asset revaluation and realisation reserve of $83 million (Bank: $110 million) is transferred to opening retained earnings and together with the recognition of a deferred tax liability of $29 million (Bank: $29 million) will result in an increase in retained earnings of $54 million (Bank: $81 million) at 1 October 2004. In addition, the movement in the asset revaluation reserve during 2005 of $5 million (Bank: $3 million) has been reversed.

The AIFRS result for the 30 September 2005 year has been reduced by $1 million (Bank: $1 million) after tax reflecting the combined impact of a land and building impairment that was not reflected in the AGAAP statements of financial performance but was recognised in the AGAAP asset revaluation reserve of $2 million (Bank: $2 million) after tax and the reversal of a deferred tax liability of $1 million (Bank: $1 million) on buildings sold during 2005.

(G) Employee Benefits
St.George does not recognise an asset or liability in its statements of financial position for the net position of the defined benefit superannuation scheme sponsored by St.George.

On adoption of AIFRS, AASB 119: "Employee Benefits" requires the recognition of the net position of the scheme as a transitional adjustment in the statements of financial position, with a corresponding adjustment to opening retained earnings. The transitional adjustment is based on an actuarial valuation conducted in accordance with AASB 119 of the scheme as at the transition date. This adjustment will result in a $5 million (Bank: $5 million) defined benefit superannuation liability, a $2 million (Bank: $2 million) increase in deferred tax assets and a decrease to opening retained earnings of $3 million (Bank: $3 million).

The revised AASB 119 (December 2004) permits a number of options for recognising actuarial gains and losses on an ongoing basis. St.George intends to adopt the revised AASB 119 and has elected to apply the option to recognise actuarial gains and losses directly in retained earnings.

NOTE 48 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(H) Life Insurance Accounting
On transition to AIFRS, the asset representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As St.George's life insurance entity does not currently carry any EMVONA, this requirement will have no impact.

(iii) AIFRS Impacts from 1 October 2005

(I) Hybrid Financial Instruments
PRYMES and DCS, which are currently classified as equity, are classified as debt under AIFRS. This resulted in a $625 million (Bank: $291 million) decrease in shareholders' equity on transition. The dividends payable (where applicable) on these instruments will be classified as interest expense under AIFRS. The SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS.

The DCS include a number of embedded derivatives that are required under AIFRS to be carried at fair value. Therefore, St.George has elected to adopt the fair value option in respect to the DCS. The fair value movements of the DCS will give rise to profit and loss volatility. This will be partially offset by the fair value movement of the derivative that was entered into at the time of the issue of the DCS. On transition, a fair value adjustment to increase the net DCS and derivative liability by $20 million (Bank: $31 million) will be recognised together with a deferred tax asset of $6 million (Bank: $9 million), with a reduction in retained earnings of $14 million (Bank: $22 million).

Share issue costs relating to PRYMES have been netted against the proceeds from the issue of these securities and classified as equity. Under AIFRS, share issue costs are deferred and recognised as an adjustment to the yield of the instrument. On transition, $15 million (Bank: $15 million) of share issue costs and a redemption premium will be charged against opening retained earnings.

Share issue costs relating to the DCS have been deferred and amortised. Following the election to recognise the DCS under the fair value option, the remaining balance of deferred costs will be written off with a corresponding reduction in retained earnings of $1 million (Bank: $nil).

(J) Transaction Fees and Costs
AIFRS will require fee income that is integral to an instrument to be recognised as an adjustment to the yield of that instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. St.George currently defers and amortises certain home loan broker origination costs. This change is not expected to have a material impact on profit.

On transition, certain fees previously recognised as income, will be deferred in the statements of financial position with a corresponding adjustment to retained earnings. This adjustment on transition will result in a decrease in loans and receivables of $88 million (Bank: $63 million), an increase in deferred tax assets of $32 million (Bank: $24 million), an increase in deferred tax liabilities of $5 million (Bank: $5 million) and a reduction in retained earnings of $61 million (Bank: $44 million).

The classification of certain fee income and loan origination costs that are integral to the yield of an instrument will change from non-interest income to interest income.

(K) Hedging
All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value in St.George's statements of financial position. St.George currently marks to market trading derivatives.

To the extent hedges are ineffective, AIFRS requires such ineffectiveness to be reflected in the statements of financial performance. Where ineffectiveness is outside the prescribed range, AASB 139 precludes the use of hedge accounting, which may result in volatility in the statements of financial performance. St.George is planning to adopt cash flow hedging and a combination of fair value and cash flow hedging methods in respect of its interest rate and currency hedges respectively. St.George is aiming to ensure that the majority of the hedge transactions meet hedge effectiveness testing requirements, thereby limiting any earnings volatility arising from ineffectiveness. The movement in the fair value of the derivatives will be recognised in the statements of financial performance. To the extent the fair value hedges are effective, this fair value movement will largely offset the movement in the fair value of the underlying hedged item, which will also be recorded in the statements of financial performance. To the extent that cash flow hedges are effective, the fair value movements will be taken to equity rather than the statements of financial performance. As a result, cash flow hedging may create volatility in the equity reserve balances.

Certain derivatives used to manage short term balance sheet structural interest rate risks in the banking book will not be eligible for hedge accounting such as Overnight Index Swaps and Forward Rate Agreements. To the extent these and any other non-trading derivatives do not qualify for hedge relationships, additional volatility will arise.

On transition, the recognition of fair value hedging derivatives and existing hedging derivatives not eligible for AIFRS hedge accounting results in an after tax reduction in retained earnings of $19 million (Bank: $25 million). In addition, the recognition of cash flow hedging derivatives results in an after tax cash flow hedging reserve of $12 million (Bank: $17 million).

NOTE 48 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(L) Loan Provisioning
AIFRS adopts an approach known as "incurred losses" for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the statements of financial performance during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision based on 0.5% of risk weighted assets together with certain portfolio provisions on retail loans will be written back against retained earnings and replaced, on adoption of AIFRS by a provision based on collective assessment in accordance with AIFRS that will be tax effected. Specific provisions will continue but will be measured based on AIFRS requirements.

It is anticipated that the proposed changes may result in a reduction in the level of provisioning that St.George holds against its credit exposures. As explained under section (i) Transition Management, a loan impairment provision in accordance with these requirements cannot be reliably estimated.

(M) Financial Instruments Classification
Existing financial assets, which are currently carried at amortised cost, will be reclassified under AIFRS to Available for Sale (AFS) securities, with unrealised changes in fair value recognised within an equity reserve. On transition, this will result in an increase in investment securities of $7 million (Bank: $nil), the recognition of a deferred tax liability of $2 million (Bank: $nil) and the recognition of an AFS equity reserve of $5 million (Bank: $nil).

(N) Regulatory Capital
APRA has approved for St.George to adopt transitional regulatory reporting arrangements from 1 October 2005 to 30 June 2006. Under these arrangements, St.George will reverse the effects of any material AIFRS adjustments when determining regulatory capital during the transition period.

APRA have released two discussion papers on the implications of AIFRS adjustments on regulatory capital that are expected to apply from 1 July 2006. APRA's first discussion paper, issued in February 2005, outlined its approach to a number of the impacts of AIFRS, including fair value measurement, loan loss provisioning, treatment of hedges and employee benefits. In their second discussion paper issued on 31 August 2005, APRA outlined their proposed approach on the treatment of Tier 1 capital instruments and securitisation under AIFRS. APRA proposes to de-couple its prudential requirements from accounting standards, hence subject to satisfying APRA's Tier 1 Capital definitions and limits, an instrument may still qualify as equity where it is classified as debt under AIFRS. In respect of securitisation, APRA proposes to de-couple the capital adequacy treatment of securitised assets from the accounting treatment of these assets. APRA is consulting with regulated entities prior to finalising any amendments to prudential standards.

NOTE 48 IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(iv) Shareholders' Equity Reconciliation as at 1 October 2004

	REF	CONSOLIDATED $M	BANK $M
Shareholders' Equity at 1 October 2004		**5,029**	4,724
Add/(subtract) AIFRS 1 October 2004 after tax transitional adjustments:			
Retained Earnings			
- Defined benefit plan deficit	(G)	**(3)**	(3)
- Leveraged leases revenue recognition	(E)	**(9)**	(9)
- Transfer from asset revaluation and realisation reserve	(F)	**83**	110
- Share based payments	(B)	**(4)**	(4)
- Tax effect accounting			
- Asset revaluation reserve	(F)	**(29)**	(29)
- Other	(A)	**2**	12
Reserves			
- Asset revaluation and realisation reserve transfer	(F)	**(83)**	(110)
- Equity compensation reserve	(B)	**4**	4
AIFRS restated Shareholders' Equity at 1 October 2004		**4,990**	4,695

(v) Restatement of 30 September 2005 after Tax Profit and Loss

	REF	CONSOLIDATED $M	BANK $M
Profit after tax and preference share dividends		**828**	848
AIFRS Adjustments:			
Reversal of goodwill amortisation	(C)	**101**	62
Share based payments expense	(B)	**(13)**	(12)
Land and buildings	(F)	**(1)**	(1)
Restated AIFRS profit after tax and preference share dividends		**915**	897

(vi) Shareholders' Equity Reconciliation as at 1 October 2005

	REF	CONSOLIDATED $M	BANK $M
AIFRS restated shareholders' equity at 1 October 2004		**4,990**	4,695
AIFRS restated 30 September 2005 year profit after tax and preference share dividends		**915**	897
Current AGAAP shareholders' equity movement – 2005			
- Dividends paid on ordinary shares (net of DRP)		**(531)**	(531)
- Other movements		**7**	5
Add/(subtract) AIFRS 1 October 2005 after tax transitional adjustments:			
Retained earnings			
- Transaction fees and costs	(J)	**(61)**	(44)
- Fair value of financial instruments designated as fair value through profit and loss	(I)	**(14)**	(22)
- Fair value of hedging and non-hedging derivative financial instruments	(K)	**(19)**	(25)
- Share issue and conversion costs	(I)	**(16)**	(15)
Other reserves and capital movements			
- Reverse movement in asset revaluation reserve[1]	(F)	**(5)**	3
- Reclassification of hybrid financial instruments from equity to liabilities	(I)	**(625)**	(291)
- Revaluation of available for sale securities	(M)	**5**	-
- Recognition of cash flow hedge reserve	(K)	**(12)**	(17)
- Equity compensation reserve[1]	(B)	**13**	13
AIFRS restated shareholders' equity at 1 October 2005		**4,647**	4,668

(1) Applicable from 1 October 2004.

NOTE 49 EVENTS OCCURING AFTER REPORTING DATE

On 31 October 2005, the Directors declared a final dividend of 70 cents per ordinary share that is 100% franked and payable on 14 December 2005.

The implications on St.George from the adoption of AIFRS from 1 October 2005 are contained in Note 48.

To optimise the level and mix of the Group's capital base to support its growth and to reduce its overall funding costs, St.George intends to:

i. exercise its right to convert the $300 million of PRYMES into ordinary shares at the reset date on 21 February 2006; and

ii. issue $300 million of a new Tier 1 capital instrument.

St.George is still finalising the details associated with the issue of the new Tier 1 capital instrument including form and timing. St.George is also presently considering undertaking a share buy-back in the March 2006 quarter.

DIRECTORS' DECLARATION

FOR THE YEAR ENDED 30 SEPTEMBER 2005

In the opinion of the directors of St.George Bank Limited ("the Bank"):

1. (a) the financial statements and notes, set out on pages 2 to 79 are in accordance with the Corporations Act 2001, including:
   (i) giving a true and fair view of the financial position of the Bank and consolidated entity as at 30 September 2005 of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Bank and the controlled entities identified in Note 40 will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to ASIC Class Order 98/1418.

3. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Managing Director and Chief Executive Officer and from the Chief Financial Officer for the financial year ended 30 September 2005.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors:

J M Thame
Chairman

Gail Kelly

G P Kelly
Chief Executive Officer and Managing Director

Dated at Sydney, New South Wales
8 November 2005

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ST.GEORGE BANK LIMITED

FOR THE YEAR ENDED 30 SEPTEMBER 2005

SCOPE

We have audited the financial report of St.George Bank Limited ("the Bank"), for the financial year ended 30 September 2005, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes (1 to 49), and the directors' declaration set out on pages 2 to 80. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Bank and the entities it controlled at the end of the year or from time to time during the financial year. The Bank's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Bank.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Bank's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of St.George Bank Limited is in accordance with:

a) the Corporations Act 2001, including:
- (i) giving a true and fair view of the Bank's and consolidated entity's financial position as at 30 September 2005 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

J F Teer
Partner

10 Shelley Street,
Sydney, New South Wales, 2000
8 November 2005

CAPITAL ADEQUACY

Under Australian Prudential Regulation Authority's (APRA) risk based framework, Statement of Financial Position exposures are assessed on potential risk of borrower and counterparty default. This credit risk is divided into three broad types of counterparty, being, governments, banks and other counterparties, with individual exposures weighted according to five categories of risk weighting (0, 10, 20, 50 and 100 percent). In addition to counterparty credit risk, limited recognition is given to underlying collaterals and guarantees.

APRA requires Australian banks to hold sufficient levels of capital to cover the market risk of their trading books. Market risk is the risk of loss arising from the movements in market price in both on and off balance sheet positions.

Under APRA's guidelines St.George must maintain a ratio of qualifying capital to risk weighted assets (credit risk assets plus notional market risk assets) of at least 10 percent. Qualifying capital is comprised of two discrete tiers. Tier 1 capital must constitute at least 50 percent of the minimum capital requirement and the contribution made to the capital adequacy ratio by Tier 2 capital cannot exceed that made by Tier 1. Goodwill, certain capitalised expenses, investments (pre-acquisition retained earnings) in funds management and administration companies, the investment in the mortgage insurance company (St.George Insurance Pte Ltd) and retained earnings of entities managing securitisation activities are deducted from Tier 1 capital. Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life companies are deducted from the total of Tier 1 and Tier 2 capital.

The position with respect to these ratios as at 30 September is summarised below:

	CONSOLIDATED 2005 $M	2004 $M
Qualifying Capital		
Tier 1		
Share capital	**4,105**	3,921
Perpetual notes	**31**	29
Reserves	**356**	376
Retained profits	**781**	619
Less : Expected dividend(1)	**(237)**	(239)
Capitalised expenses(2)	**(184)**	(180)
Goodwill and other APRA adjustments(3)	**(1,366)**	(1,416)
Total tier 1 capital	**3,486**	3,110
Tier 2		
Asset revaluations	**55**	55
SAINTS	**-**	43
Subordinated debt	**1,600**	1,355
General provision for doubtful debts (not tax effected)	**219**	209
Total tier 2 capital	**1,874**	1,662
Deductions		
Investment in non-consolidated entities net of goodwill and Tier 1 deductions(4)	**27**	27
Other	**1**	1
Total deductions from capital	**28**	28
Total qualifying capital	**5,332**	4,744

(1) Net of estimated reinvestment under the dividend reinvestment plan. St.George is having the DRP partially underwritten to a level of 35% participation.

(2) From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.

(3) Investments (pre-acquisition retained earnings) in funds management and administration companies, investment in the mortgage insurance company (St. George Insurance Pte Ltd) *and retained earnings of entities managing securitisation activities are deducted from Tier 1 capital.*

(4) Holdings of other bank's capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

CAPITAL ADEQUACY

	FACE VALUE 2005 $M	RISK WEIGHT %	RISK WEIGHTED BALANCE 2005 $M	RISK WEIGHTED BALANCE 2004 $M
Risk Weighted Assets				
(i) On Balance Sheet Assets				
Cash, claims on Reserve Bank, Australian Commonwealth, State and Territory Governments, Central Government and Central Banks of OECD countries	**7,154**	**0**	**-**	-
Longer term claims on Australian Commonwealth, State and Territory governments	**-**	**10**	**-**	-
Claims on local governments, public sector entities, Authorised Deposit Taking Institutions	**820**	**20**	**164**	58
Loans secured by residential property	**47,014**	**50**	**23,507**	21,245
All other assets	**22,085**	**100**	**22,085**	19,451
Total on Balance Sheet assets* – credit risk	**77,073**		**45,756**	40,754

	FACE VALUE 2005 $M	CREDIT EQUIVALENT 2005 $M	RISK WEIGHTED BALANCE 2005 $M	RISK WEIGHTED BALANCE 2004 $M
(ii) Off Balance Sheet Exposures				
Direct credit substitutes	**551**	**551**	**551**	523
Trade and performance related items	**77**	**23**	**23**	19
Commitments	**17,111**	**1,434**	**938**	701
Foreign exchange, interest rate and other market related transactions	**153,850**	**1,196**	**250**	216
Total off Balance Sheet exposures – credit risk	**171,589**	**3,204**	**1,762**	1,459
Risk weighted assets – credit risk			**47,518**	42,213
Risk weighted assets – market risk			**346**	368
Total risk weighted assets			**47,864**	42,581
CAPITAL ADEQUACY RATIO			%	%
Tier 1			**7.3**	7.3
Tier 2			**3.9**	3.9
Less deductions			**(0.1)**	(0.1)
Total Capital Ratio			**11.1**	11.1

* The difference between total on balance sheet assets and the consolidated entity's Statement of Financial Position results from the alternative treatment prescribed by APRA for items such as goodwill and provisions for bad and doubtful debts.

ABN
ST.GEORGE BANK LIMITED
ABN 92 055 513 070 AFSL 240997

KEY DATES
Annual General Meeting (Sydney)
16 December 2005

Shareholder Information Meeting (Melbourne)
30 May 2006*

ANNOUNCEMENT OF RESULTS AND ORDINARY DIVIDEND
- Interim (half-year ended 31 March 2006) 2 May 2006*
- Final (year ended 30 September 2006) 30 October 2006*

ORDINARY SHARES
Final Dividend (2005) paid 14 December 2005
- Ex-dividend trading 28 November 2005
- Record date 2 December 2005

Interim Dividend (2006) paid 4 July 2006*
- Ex-dividend trading 14 June 2006*
- Record date 20 June 2006*

PRYMES
Payment date 20 February 2006*
- Ex-dividend trading 31 January 2006*
- Record date 6 February 2006*

Payment date 21 August 2006*
- Ex-dividend trading 31 July 2006*
- Record date 4 August 2006*

SAINTS
Payment date 20 February 2006*
- Ex-dividend trading 31 January 2006*
- Record date 6 February 2006*

Payment date 22 May 2006*
- Ex-dividend trading 2 May 2006*
- Record date 8 May 2006*

Payment date 21 August 2006*
- Ex-dividend trading 31 July 2006*
- Record date 4 August 2006*

Payment date 20 November 2006*
- Ex-dividend trading 31 October 2006*
- Record date 6 November 2006*

* proposed dates only

CONTACT DETAILS

ST.GEORGE REGISTERED OFFICE
St.George House
4-16 Montgomery Street
Kogarah NSW 2217, Australia
Telephone (02) 9236 1111
International (612) 9236 1111
Facsimile (02) 9952 1000

Secretary: M H S Bowan

ST.GEORGE SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Postal Address: GPO Box 4519
Melbourne VIC 3001, Australia
Telephone 1800 804 457
International (613) 9415 4000
Facsimile (613) 9473 2500

BANKSA
97 King William Street
Adelaide SA 5000
Customer Service 131 376

ADVANCE ASSET MANAGEMENT
Level 10, 182 George Street
Sydney NSW 2000
Customer Service 1800 819 935

SEALCORP HOLDINGS LTD
Level 12, 400 George Street
Sydney NSW 2000
Telephone (02) 9947 1255
Facsimile (02) 9511 2366

DEUTSCHE BANK
(American Depository Receipts)
Depository Receipts Department
60 Wall Street
New York, NY 10005, USA
Telephone (1 212) 602 3761

CUSTOMER SERVICES

St.George Customer Service Centre	133 330
New Account Enquiries/Insurance	133 555
dragondirect	1300 301 020
Private Bank	(02) 9236 1882
Business Banking	133 800
Investment Advice	1300 367 240
St.George Margin Lending	1300 304 065
Auto/Commercial Finance	1300 301 315
Group Treasury and Capital Markets	(02) 9320 5555
Advance Funds Management	1800 819 935
ASGARD Master Trust	1800 998 185
Customer Relations	1800 804 728

EMAIL/INTERNET
Email: stgeorge@stgeorge.com.au
Internet: www.stgeorge.com.au

AUDITORS
KPMG
10 Shelley Street
Sydney NSW 2000

CREDIT RATINGS

	Short Term	Long Term
Standard and Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

FULL FINANCIAL REPORT (2005)
St.George's Full Financial Report is available on the St.George Bank website at www.stgeorge.com.au. Shareholders wishing to be mailed a copy of the St.George Full Financial Report should contact the St.George share registry, Computershare Investor Services, on 1800 804 457.